Form 20-F
period 2017-12-31
Cellect Biotechnology Ltd.
filed 2018-03-19
CIK 1671502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017: 120,140,659 ordinary shares.

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

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐                   No ☒

i

INTRODUCTION

We are an emerging biotechnology company that has developed a novel technology platform known as ApoGraft that functionally selects stem cells in order to improve the safety and efficacy of regenerative medicine and stem cell therapies. We aim to become the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, for physicians practicing regenerative medicine and for researchers and academia engaged in stem cell research.

On July 29, 2016, our American Depositary Shares, or ADSs, each representing twenty of our ordinary shares, and our listed warrants, commenced trading on The Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the Tel Aviv Stock Exchange.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Cellect”, “the Company” and “our Company” refer to Cellect Biotechnology Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Cellect.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017; U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016; and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	our ability to obtain regulatory approvals;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	our technology may not be validated and our methods may not be accepted by the scientific community;

●	difficulties enrolling patients in our clinical trials;

●	the ability to timely source adequate supply of FasL;

●	risks resulting from unforeseen side effects;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	unforeseen scientific difficulties may develop with our technology;

●	our ability to retain or attract key employees whose knowledge is essential to the development of our products.; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data at December 31, 2016, and 2017, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

Consolidated Statements of Comprehensive Loss Data

						Convenience translation
	Year ended December 31,					Year ended December 31,
	2013	2014	2015	2016	2017	2017
	N I S In thousands except shares and share data					U.S. dollars in thousands (2)
Research and development expenses, net	1,062	3,058	5,893	8,256	11,503	3,318
General and administrative expenses	2,425	2,491	4,204	7,968	12,930	3,729
Other Income	-	-	-	(280)	-	-
Total operating expenses	3,487	5,549	10,097	15,944	24,433	7,047
Operating loss	3,487	5,549	10,097	15,944	24,433	7,047
Financial income	(11)	(37)	(4)	(660)	(101)	(29)
Financial expenses	202	39	79	33	3,892	1,123
Net loss	3,678	5,551	10,172	15,317	28,224	8,141
Total Comprehensive loss	3,678	5,551	10,172	15,317	28,224	8,141
Loss per share
Basic and diluted loss per share (1)	0.075	0.084	0.137	0.168	0.252	0.073
Basic and diluted loss per ADS	1.50	1.68	2.74	3.36	5.04	1.46
Weighted average number of shares outstanding used to compute basic and diluted loss per share	49,152,886	65,968,768	74,475,109	91,128,516	111,968,663	111,968,663

Consolidated Balance Sheet Data

						Convenience translation (2)
	December 31,					December 31,
	2013	2014	2015	2016	2017	2017
	N I S In thousands					U.S. dollars in thousands
Cash and cash equivalents	4,044	2,122	3,913	6,279	13,734	3,961
Short term deposits	-	-	-	19,660	-	-
Marketable securities	-	11,257	7,829	4,997	13,999	4,038
Other receivables	188	161	412	1,461	818	236
Restricted cash	20	20	20	140	305	88
Other Long term receivables	77	-	-	-	173	50
Property, plant and equipment	29	234	1,187	1,373	1,344	388
Total assets	4,358	13,794	13,361	33,910	30,373	8,761
Trade payable		107	466	1,401	1,703	491
Other payables		728	2,394	2,084	2,396	691
Warrants to ADS	-	-	-	1,938	7,422	2,141
Total liabilities	600	835	2,860	5,423	11,521	3,323
Loan from controlling shareholder	515	-	-
Total shareholders’ equity	3,243	12,959	10,501	28,487	18,852	5,438

(1)	Data on diluted loss per share were not presented separately in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2017 at the rate of one U.S. dollar to NIS 3.467.

The following table sets forth information regarding the exchange rates of NIS per U.S. dollar for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Annual	High	Low	Average	Period End
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

Monthly
March 2018 (through March 12, 2018)	3.469	3.440	3.457	3.440
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.503	3.467
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521
September 2017	3.584	3.504	3.537	3.529

On March 12, 2018, the daily representative rate was $1.00 to NIS 3.440, as reported by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our wholly-owned subsidiary commenced operations developing our functional stem cell selection ApoGraft technology in 2011. As such, we have a limited operating history and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including a lack of operating history. We cannot be certain that our business strategy will be successful or that we will be solvent at any particular time. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. If we fail to address any of these risks or difficulties adequately, our business will likely suffer. Because of the numerous risks and uncertainties associated with developing and commercializing our ApoGraft technology platform, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of procedures and products in the medical, cell therapy, biotechnology and biopharmaceutical industries. We may never successfully commercialize ApoGraft , and our business may fail.

We have a history of losses and can provide no assurance of our future operating results.

Since 2011, we have been focused on research and development activities with a view to developing our ApoGraft technology platform. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and also on the NASDAQ) and have incurred losses in each year since our inception. We have historically incurred substantial net losses, including net losses of approximately NIS 28.2 million ($8.1 million) in 2017, NIS 15.3 million ($4.0 million) in 2016, and NIS 10.2 million ($2.6 million) in 2015. As of December 31, 2017, we had an accumulated deficit of approximately NIS 63.9 million ($18.4 million). We do not know whether or when we will become profitable. To date, we have not commercialized our technology or generated any revenues and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2017 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for our ApoGraft technology platform and ApoTainer kits;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	move towards commercialization.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2017, we had approximately NIS 27.7 million ($8.0 million) in cash and cash equivalents including marketable securities, a working capital of NIS 24.5 million ($7.1 million) and an accumulated deficit of NIS 63.9 million ($18.4 million). As of December 31, 2017, we had sufficient cash and cash deposits to fund operations through the end of the first quarter of 2019. Since our inception, most of our resources have been dedicated to the development of ApoGraft. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and our ApoTainer collection kits. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, our ApoTainer collection kits and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop from our ApoGraft technology platform;

●	the scope, progress, results and costs of researching and developing our ApoGraft technology platform and any future products, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any products are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the costs of in-licensing further patents and technologies;

●	the cost of development of in-licensed technologies;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products.

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

We are subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of our ApoGraft technology platform creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third-party reimbursement, and market acceptance, which makes it difficult to predict the time and cost of any product development and subsequently obtaining regulatory approval. These challenges may prevent us from developing and commercializing products on a timely or profitable basis or at all.

Our ApoGraft technology platform is in an early stage of discovery and development, and we may fail to develop any commercially acceptable or profitable products.

We are concentrating our efforts on developing our first line of products, our ApoTainer collection kits, which is based on our ApoGraft technology platform, to improve the safety and efficacy of allogeneic HSCT. To date, we have only begun to conduct clinical trials. As such, we have yet to develop any products that have been approved for marketing, and our future success depends on the successful proof of concept of the ApoGraft technology platform and development of our ApoTainer selection kits for HSCT. There can be no assurance that any development problems we experience in the future related to our technology platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing the ApoGraft technology platform and our ApoTainer selection kits on a timely or profitable basis, if at all. Our ApoTainer selection kits are not expected to be commercially available for several years, if at all.

If the FDA classifies our ApoTainer selection kits as a drug, biologic or a combination product subject to the primary jurisdiction of the Center for Drug Evaluation and Research or Center for Biologics Evaluation and Research, we may not be able to obtain the necessary approval to market our ApoTainer selection kits or other products based on our ApoGraft technology platform in a timely manner or at all. Even if we do obtain approval, the cost and delay could materially adversely affect our financial condition, results of operations and cash flows.

We plan to bring our ApoTainer selection kits to market for HSCT as a combination product subject to the primary jurisdiction of Center for Biologics Evaluation and Research, or CBER. The classification of our ApoTainer selection kits by the FDA as a drug, a medical device or a combination product depends upon, among other things, the regulatory definition of a drug and a device, their primary mode of action and the indications for use or product claims. Based on informal discussions with the FDA concerning our regulatory plans, we believe the FDA will classify our ApoTainer selection kits as a combination product subject to the primary jurisdiction of the CBER. Accordingly, we expect the approval process of our ApoTainer selection kits to be more burdensome and lengthy than if our ApoTainer selection kits were classified as a combination product subject to the primary jurisdiction of the Center for Devices and Radiological Health. The cost and delay in the approval process could materially adversely affect our financial condition and results of operations and cash flows.

Future results released from our ongoing open-label Phase I/II clinical trial may differ materially from interim or pre-clinical trial results.

Clinical trials are inherently risky and may reveal that our ApoGraft platform technology is ineffective or has unanticipated interactions that may significantly decrease trial success. Our pre-clinical trial results and our interim results of our ongoing Phase I/II clinical trial of ApoGraft or any other interim results may differ materially from final results and do not necessarily predict favorable final results.

We may face numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent commercialization of our ApoGraft platform technology and ApoTainer selection kits or any future product. These clinical trials could be affected by negative or inconclusive trial results, unexpected delays, unanticipated patient drop-out rates or adverse side effects and future actions by regulatory authorities or additional expenses.

Clinical trials necessary to demonstrate proof of concept of the ApoGraft technology platform and support approval for our ApoTainer selection kits or any future products are expensive and could require the enrollment of large numbers of suitable patients, who could be difficult to identify and recruit. Delays or failures in any necessary clinical trials could prevent us from commercializing our ApoGraft technology platform and ApoTainer selection kits or any future product and could adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to demonstrate proof of concept of the ApoGraft technology platform and support approval for our ApoTainer selection kits or any future products that we may develop, or additional safety and efficacy data that the FDA may require for any new specific indications of our technology that we may seek, are time consuming and expensive with an uncertain outcome.

Conducting successful clinical trials could require the enrollment of large numbers of patients, and suitable patients could be difficult to identify and recruit. To date, we have experienced delays in our ongoing Phase I/II clinical study largely related to slower than expected recruitment. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity to clinical sites of patients that are able to comply with the eligibility and exclusion criteria for participation in the clinical trial, and patient compliance. For example, patients could be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product candidates or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to our product candidates.

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

Even if any clinical trial that we need to undertake is completed as planned, we cannot be certain that its results will support our product candidate claims or any new indications that we may seek for our products or that the FDA or foreign authorities will agree with our conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that our products or a product candidate is safe and effective for the proposed indicated use, which could cause us to stop seeking additional clearances or approvals for our ApoTainer selection kits, abandon our ApoGraft technology platform or delay development of other product candidates. Any delay or termination of our clinical trials will delay the filing of our regulatory submissions and, ultimately, our ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

Even if regulatory authorities approve our ApoTainer selection kits or any other product we develop, they may not be commercially successful. Our ApoTainer selection kits or any other product we develop may not be commercially successful because government agencies and other third-party payors may not cover the product or the coverage may be too limited to be commercially successful; physicians, researchers and others may not use or recommend our products, even following regulatory approval. A product approval, assuming one issues, may limit the uses for which the product may be distributed thereby adversely affecting the commercial viability of the product. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that at least some of our product candidates will be expensive, if approved. Demand for any ApoTainer selection kits or any other product we develop for which we obtain regulatory approval or license will depend largely on many factors, including but not limited to the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If physicians, government agencies and other third-party payors do not accept our products, we will not be able to generate significant revenue.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our products in those jurisdictions.

We intend to seek regulatory approval for our ApoTainer selection kits in a number of countries outside of the United States and expect that these countries will be important markets for our products, if approved. Marketing our products in these countries will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The regulations that apply to the conduct of clinical trials and approval procedures vary from country to country and may require additional testing. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market.

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

In the U.S., the company that first obtains FDA approval for a designated orphan drug for the specified rare disease or condition receives orphan drug marketing exclusivity for that drug for a period of seven years. This orphan drug exclusivity prevents the FDA from approving another application, including a full New Drug Application, or NDA, to market the same drug for the same orphan indication, except in very limited circumstances. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the U.S. may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

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

Although we believe that our ApoGraft technology platform has broad application, because we have limited financial and managerial resources, we are currently focused on development of our ApoTainer selection kits for HSCT in order to demonstrate commercial viability of our technology platform. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We will need to outsource and rely on third parties for the clinical development and manufacture, sales and marketing of our current product candidates or any future product candidates that we may develop, and our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We do not have the required financial and human resources to carry out on our own all the preclinical and clinical development for our ApoTainer selection kits or any other or future product candidates that we may develop, and do not have the capability and resources to manufacture, market or sell our ApoTainer selection kits or any future product candidates that we may develop. Our business model calls for the partial or full outsourcing of the clinical and other development and manufacturing, sales and marketing of our product candidates in order to reduce our capital and infrastructure costs as a means of potentially improving our financial position. Our success will depend on the performance of these outsourced providers. If such providers fail to perform adequately, our development of product candidates may be delayed and any delay in the development of our product candidates would have a material and adverse effect on our business prospects.

If we or our contractors or service providers fail to comply with regulatory laws and regulations, we or they could be subject to regulatory actions, which could affect our ability to develop, market and sell our product candidates and any other or future product candidates that we may develop and may harm our reputation.

If we or our manufacturers or other third-party contractors fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to regulatory actions, which could affect our ability to develop, market and sell our ApoTainer selection kits or any future product candidates under development successfully and could harm our reputation and lead to reduced demand for or non-acceptance of our proposed product candidates by the market. Even technical recommendations or evidence by the FDA through letters, site visits, and overall recommendations to academia or biotechnology companies may make the manufacturing of a product extremely labor intensive or expensive, making the product candidate no longer viable to manufacture in a cost efficient manner. The mode of administration may make the product candidate not commercially viable. The required testing of the product candidate may make that candidate no longer commercially viable. The conduct of clinical trials may be critiqued by the FDA, or a clinical trial site’s Institutional Review Board or Institutional Biosafety Committee, which may delay or make impossible clinical testing of a product candidate. The Institutional Review Board for a clinical trial may stop a trial or deem a product candidate unsafe to continue testing. This may have a material adverse effect on the value of the product candidate and our business prospects.

Disruptions in our supply chain could delay any preclinical or clinical trials and the commercial launch of our product candidates.

Any significant disruption in our supplier relationships could harm our business. We currently rely on a single source supplier for the apoptotis inducing signal, Fas ligand, or FasL, that we use, and we may rely on a limited number of suppliers for other raw material we use. We believe that we have a sufficient supply of FasL for our ongoing Phase I/II trial however we will need to obtain an additional supply of FaSL for future planned clinical trials. We have experienced delays in the supply of FasL for our planned second human ApoGraft trial and are currently establishing a manufacturing process through a contract manufacturer to supply us with sufficient FasL for future planned clinical trials. If our current supplier or any other supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to us, then this could result in further delays in our clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified. With respect to other raw materials for the ApoGraft technology platform, although alternative sources of supply exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. If our manufacturers or we are unable to purchase any key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

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

Our business and operations may be materially adversely affected in the event of computer system failures or security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

The members of our management team and certain consultants are important to the efficient and effective operation of our business. Failure to retain our management and consulting team could have a material adverse effect on our business, financial condition or results of operations.

Our senior management and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Dr. Shai Yarkoni, our Chief Executive Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical and management personnel, among others, to continue the development and commercialization of our current and future products. As of the date of this annual report, we do not have key-man insurance on any of our officers or consultants.

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

The field of regenerative medicine is expanding rapidly, mainly in uses of stem cells but also in the development of cell-based therapies and/or devices designed to isolate stem and progenitor cells from human tissues. As the field grows, we face, and will continue to face, increased competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies, as well as academic and research institutions and governmental agencies in the United States and abroad. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing stem cell selection technology;

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals;

●	manufacturing medical devices; and

●	launching, marketing and selling medical devices.

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

In addition, since we are developing our ApoTainer selection kits to improve the safety and efficacy of allogeneic HSCT, we also compete with companies developing treatments for GvHD, a life-threatening condition associated with allogeneic HSCT.

In the general area of cell-based therapies, we may now or in the future compete on an indirect basis with a variety of companies, most of whom are specialty medical products or biotechnology companies that provide a finished stem cell product that has already undergone stem cell selection. We believe, however, that many of these companies have the potential to become customers in the future of our ApoGraft technology platform in order to improve and enhance their in-house processes.

If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our ApoGraft technology platform or ApoTainer selection kits, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the field of regenerative medicine is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaboration;

●	license proprietary technology that is competitive with ApoGraft technology platform or ApoTainer selection kits;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

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

A product liability claim, a clinical trial liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business. Our business exposes us to potential liability risks that may arise from any future clinical testing of our product candidates in human clinical trials and the manufacture and sale of any approved products. Any clinical trial liability or product liability claim or series of claims or class actions brought against us, with or without merit, could result in:

●	liabilities that substantially exceed any clinical trial liability or product liability insurance that we may obtain in the future, which we would then be required to pay from other sources, if available;

●	an increase in the premiums we may pay for any clinical trial liability or product liability insurance we may obtain in the future or the inability to renew or obtain clinical trial liability or product liability insurance coverage in the future on acceptable terms, or at all;

●	withdrawal of clinical trial volunteers or patients;

●	damage to our reputation and the reputation of our products, including loss of any future market share;

●	regulatory investigations that could require costly recalls or product modifications;

●	litigation costs; and

●	diversion of management’s attention from managing our business.

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

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize our ApoGraft technology platform, our ApoTainer selection kits or any future product candidate. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting any future clinical trials of our ApoTainer selection kits or any future product candidate. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. Our planned insurance coverage may only mitigate a small portion of a substantial claim against us. In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage us.

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

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our Powered by Cellect technology platform, our ApoTainer selection kits or any future product candidate. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to develop technology that is similar to our Powered by Cellect technology platform, our ApoTainer selection kits or any future product candidate, but that is not covered by the claims of the patents that we own;

●	we or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

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

Risks Related to the Ownership of Our ADSs or Warrants or Ordinary Shares

If we were to be characterized as a PFIC for U.S. tax purposes, U.S. holders of our ordinary shares, ADSs or warrants could have adverse U.S. income tax consequences.

If we were to be characterized as a PFIC under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, ADSs, or warrants, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, ADSs, or warrants whether or not we continue to be a PFIC. We believe that we were a PFIC for our 2017 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. U.S. Holders who hold ordinary shares, ADSs, or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “mark-to-market” election. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning ordinary shares, ADSs, or warrants, provided that such U.S. Holder is eligible to make, and successfully makes, a “mark-to-market” election. U.S. Holders could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund” elections if we are classified as a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a “qualified electing fund” or “mark-to-market” election with respect to our ordinary shares, ADSs, and warrants in the event we that qualify as a PFIC. For more information see “Taxation — U.S. Federal Income Tax Considerations.”

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

For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of NASDAQ for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, board of directors independence requirements, director nomination procedures, compensation committe matters. In addition, we will follow our home country law instead of the listing rules of NASDAQ that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection to you than what is accorded to investors under the listing rules of NASDAQ applicable to domestic U.S. issuers. See Item 16.G. “Corporate Governance”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

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

The market price for the ADSs and warrants is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the approvals necessary to commence clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the regenerative medicine or healthcare industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of our products that we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or the ADSs or the warrants are covered by analysts;

●	future issuances of ordinary shares, ADSs or warrants or other securities;

●	general market conditions, including the volatility of market prices for shares of healthcare companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

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

Our legal and commercial name is Cellect Biotechnology Ltd. We were established as a private company limited by shares under the laws of the State of Israel on August 4, 1986, under the name Montiger Ltd. Between 1986 and 2013, we underwent several name changes, most recently on August 28, 2013, when we changed our name from T.R.F. Capital Ltd. to Cellect Biomed Ltd. On May 16, 2016, we obtained shareholder approval to change our name to Cellect Biotechnology Ltd. We formally changed our name to Cellect Biotechnology Ltd. on July 21, 2016. On July 29, 2016, our ADSs and warrants, commenced trading on The Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the Tel Aviv Stock Exchange.

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

Our principal offices are located at 23 HaTa’as St., Kfar Saba, Israel 44425, and our telephone number is +972-9-974-1444. Our primary internet address is www.cellect.co. None of the information on our website is incorporated by reference herein. Vcorp Services, LLC is our agent for service of process in the United States, and its address is 25 Robert Pitt Drive, Suite 204 Monsey, New York 10952.

We use our website (http://www.cellect.co) as a channel of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website and social media channels are not, however, a part of this annual report.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

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

Our capital expenditures for December 31, 2017, 2016 and 2015 amounted to NIS 0.3 million (approximately $0.09 million), NIS 0.6 million (approximately $0.15 million), and NIS 1.0 million (approximately $0.26 million), respectively. Our purchases of fixed assets primarily include laboratory equipment used for the development of our clinical treatment. We financed these expenditures primarily from cash on hand.

B.	Business Overview

 We are an emerging biotechnology company that has developed a novel technology platform known as ApoGraft that functionally selects stem cells in order to improve the safety and efficacy of regenerative medicine and stem cell therapies. We aim to become the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, for physicians practicing regenerative medicine and for researchers and academia engaged in stem cell research.

We believe our innovative technology platform represents a potential breakthrough in the field of regenerative medicine by using functional selection of stem cells. Efficient selection enables retention of most of the stem cells from various starting bulk of cells while neutralizing harmful mature cells from this bulk of raw material. Animal models suggest that this process results in dramatic decrease of toxicity coupled with the enrichment of the stem cell population.

Our ApoGraft technology platform takes advantage of a functional characteristic of stem cells relating to apoptosis. Apoptosis is the process of programmed cell death and is a vital part of physiological development and homeostasis of all organisms. Stem cells flourish in an environment where normal cells die because their major role is reconstitution of damaged tissue. Stem cells are attracted to areas of cell death, areas typified by very high levels of apoptotic activity and apoptotic-inducing signals.

We are currently developing our first product based on our ApoGraft technology platform, the ApoTainer selection kit. The ApoTainer selection kit is an easy to use, cost effective, off the shelf stem cell selection kit. The ApoGraft technology platform is being tested for clinical use in allogeneic (using stem cells from a donor) hematopoietic stem cell transplantation, or HSCT for the treatment of hematological malignancies (blood cancers such as leukemia and lymphoma). HSCT, also known as bone marrow transplantation, has for decades been curative for many patients with hematological malignancies. Clinical trials have shown that HSCT can also be used for other non-malignant indications (such as autoimmune diseases), but is rarely used due to severe toxicity. Application of allogeneic HSCT is limited by graft-versus-host-disease, or GvHD, a condition in which the transplanted immune cells (populating the graft in much higher numbers then the stem cells) recognize the host cells and organs as foreign and attack them. GvHD does not resolve by itself and is a major cause of transplant-related morbidity and mortality. Despite improvements in the outcome of HSCT over recent years through improved supportive care, infection control and use of reduced intensity and reduced toxicity conditioning regimens, HSCT is still associated with significant morbidity and mortality mainly due to GvHD, and as such HSCT is restricted to patients with life threatening advanced diseases. Due to non-efficient selection of stem cells for HSCT, the complex and expansive laboratory process performed using technologies currently available is able to reduce toxicity only at a significant tradeoff —  failure of engraftment, graft rejection, cancer reoccurrence and high costs of treatment.

We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells resulting in neutralizing harmful cells and their associated medical complications. We believe that demonstrating the safety of our technology for this indication will validate the use of our ApoGraft technology platform for the treatment of other indications (e.g., nonmalignant bone marrow failure, solid organ transplantation and auto-immune diseases) and consequently for the adoption of our ApoGraft technology platform by stem cell therapeutic companies, academia, researchers and others seeking to enrich their stem cell population. In that regard, we believe that after the first reported results of our human trials, as discussed further below, we will achieve validation of our product’s safety profile, which may result in expediting further development of our technology for multiple indications, even before marketing approval is obtained. In addition, we believe such validation of our proof of concept will provide us with the opportunity to license our ApoGraft technology platform in the near term.

We plan to bring our ApoTainer selection kits to market for HSCT as a combination product subject to the primary jurisdiction of the Center for Biologics Evaluation and Research, or CBER. The term “combination product”, when used to describe our ApoTainer selection kits, refers to a product, regulated by the FDA, which is comprised of a consumable medical device (container) with a biological activity.

In September 2017, we announced that the FDA granted orphan drug designation for ApoGraft for the prevention of acute and chronic GvHD in transplant patients. We plan in the future to apply for fast track and breakthrough technology, which, if received, would result in a reduced cost of development and expedited marketing approvals, however there is no assurance that such designations will ever be obtained.

Our development efforts to date have primarily culminated in two studies performed on human HSCT grafts. The first study was performed during 2015 - 2016. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process, and show robustness and repeatability of the process. More than 100 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft resulted in a significant increase in the death of certain mature immune cells, primarily unique subsets of T Lymphocytes, without compromising the quantity and quality of stem cells.

The second study, which was initiated in the first quarter of 2017, is a Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that underwent our ApoGraft process and were transplanted into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 days from transplantation. The first patient was recruited for this trial in February, 2017, and in January 2018 we reported that after one month follow-up, the first three patients have demonstrated complete acceptance of the stem cell transplant with no adverse events related to the study treatment, as determined by the clinical investigator, and no reported serious adverse events or suspected unexpected serious adverse reactions.

Patients who complete the Phase I/II study will be given the option to enroll in a non-interventional long-term follow-up study for up to two years post-transplantation to assess incidence, grade and stage of acute GvHD and chronic GvHD, non-relapse related mortality, disease relapse/recurrence and overall survival.

We aim to commence a second human ApoGraft trial in the United States and/or Europe in the first half of 2019. In May 2017, we announced that the FDA provided us with pre-Investigational New Drug (IND) meeting minutes supporting an IND submission for ApoGraft. We hope to initiate a pivotal study for our ApoTainer selection kits in 2019.

We are also conducting studies on mesenchymal stem cells derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient trial on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and Stem Cells Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation.

We aim to commence a Phase I/II trial of ApoGraft on stem cells derived from fat tissues in 2019.

Our Strategy

We have developed a novel technology platform, the ApoGraft technology platform, for the functional selection of adult stem cells. This technology is expected to improve the safety and efficacy of regenerative medicine and stem cell therapies by a cost effective method of achieving stem cells for any indication in quality, quantity and competitive price. We aim to become the standard enabling technology for the enrichment of stem cells and manufacturing of any adult stem cells based products for companies developing stem cell therapies and for researchers and academia engaged in adult stem cell research.

Key elements of our strategy to accomplish this objective include the following:

●	Achieve relatively quick validation of the use of our ApoGraft technology platform in a clinical setting. We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and consequently the medical complications such as GvHD. We believe hematopoietic cells transplantation to patients undergoing allogeneic HSCT can be dramatically improved. Based on our ApoGraft technology platform, we are currently developing the ApoTainer selection kit, an off the shelf stem cell selection kit, which we believe may significantly improve the therapeutic potential of allogeneic HSCT by addressing major complications that currently contribute to the high morbidity and mortality of the procedure. We believe that the concomitant reduction of toxicity of allogeneic HSCT will allow clinicians to undertake HSCT earlier in the blood cancer treatment routine. Typically, combination products are expected to obtain relatively quicker validation from the FDA and the EMA when compared to pharmaceutical/ biological products. Based on our initial consultations with our U.S. and European regulatory consultants, we believe that we might only need to successfully complete a single pivotal study with a relatively small number of patients to obtain marketing approval of our ApoTainer selection kit for allogeneic HSCT. We believe such a study can be completed in approximately two to three years. However, there is no guarantee that the proposed pathway will be approved by the FDA or EMA, or that validation will occur as quickly as we hope, if at all. In addition, we believe that our product may achieve “breakthrough” designation with the FDA, enabling a fast track review and approval process by the FDA however there is no assurance that such designations will ever be obtained. Typically, the validation process for regular clinical development for standard cell therapy can take between eight and ten years. In comparison to the typical validation process timeline, we believe our technology platform may complete the validation process relatively quickly.

●	Leverage our scientific, clinical and regulatory expertise to build and advance our ApoGraft technology platform beyond the allogeneic HSCT setting. Based on the validation of our ApoTainer selection kit for clinical use in the allogeneic HSCT setting, we intend to test the kit for other indications such as nonmalignant failures of the bone marrow (i.e. aplastic anemia ), solid organ transplantation and auto-immune system disorders (such as Type 1 diabetes, Crohn’s disease, psoriasis and lupus). We also intend to develop our ApoGraft technology platform for other sources of stem cells (e.g., cord blood and fat) and other types of stem cells — most notably mesenchymal and neural. We believe that by expanding the various applications, sources and types of stem cells that can be used with our technology, we will establish broad use of our ApoGraft technology platform.

●	Build a diversified product portfolio. Beginning with the development of our ApoTainer selection kit as a combination product or medical device, which we believe will shorten the time to market, we intend to expand our product development and build a diversified product portfolio of ApoGraft based products for a broad spectrum of market segments, up to and including all production and research processes for stem cell based products. The pipeline of products is designed to address different markets beyond the clinical use such as products for research purposes and tools for manufacturing facilities for cell therapies and especially adult stem cells.

●	Selectively engage in strategic partnerships that establish our ApoGraft technology platform as the standard enabling technology for the enrichment of the stem cell population. We ultimately seek to collaborate with other companies engaged in developing stem cell therapies. By incorporating our ApoGraft technology into their manufacturing process we will be able to significantly reduce their cost of manufacturing while improving the end products. As we believe our ApoGraft technology will significantly increase the yields of the first step of manufacturing (harvesting the stem cells) from any source of stem cells (i.e. blood, bone marrow, fat) and will result in a more purified bulk of stem cells, the next steps needed to reach the final products will be shorter, more efficient, less costly and result in a better product. During 2017, we partnered with a Boston-based life-science advisory firm to seek strategic licensing deals and global pharma partnerships.

In the short term, we are currently focused on achieving the following critical milestones:

●	Pathway to first-in-human proof of concept: We are currently enrolling patients to a Phase I/II study performed on cancer patients undergoing matched related allogeneic HSCT. This Phase I/II trial was approved by the Israeli Ministry of Health and is being conducted at the Rambam Medical Center and Hadassah Medical Center.

●	Pathway to product prototype: We are engaged in developing prototypes of our ApoTainer selection kit. We demonstrated a proof of concept for the binding of the apoptotic protein to a polymer while preserving the protein’s apoptotic activity. We tested a number of polymers and binding methods and selected the one best suited for manufacturing the stem cell selection kits. We aim to complete development of the first prototype ApoTainer selection kit by the first quarter of 2018.

●	Patent portfolio enhancement: We are currently expanding our patent coverage from our current seven patent families by applying for additional patents for inventions created during the development. In addition, we are seeking relevant patents available for in licensing.

In the long term, we are focused on leveraging our key assets, including our intellectual property, our development team and our facilities, to advance our technologies and are pursuing strategic collaborations with members of academia and industry.

Regenerative Medicine and Cell Therapy

Our business focus is the development of technologies for the functional selection of stem cells in the field of regenerative medicine. According to Mason & Dunnill in Regenerative Medicine (2008, 3(1), 1-5), regenerative medicine is the process of replacing or regenerating human cells, tissues or organs to restore or establish normal function. Cell therapy as applied to regenerative medicine holds the promise of regenerating damaged tissues and organs in the body by rejuvenating damaged tissue and by stimulating the body’s own repair mechanisms to heal previously irreparable tissues and organs.

Medical cell therapies are classified into two types: allogeneic (cells from a donor) or autologous (cells from one’s own body), with each offering its own distinct advantages. Allogeneic cells are beneficial when the patient’s own cells, whether due to disease or degeneration, are not as viable as those from a healthy donor. The use of healthy donors’ stem cells is severely limited by the accompanied immune cells of the donor which may attack cells or organs of the transplanted patient. This rejection is limited to adult cells with stem cells generally evading such rejection. Separation of the immune rejection causing cells from the stem cells is therefore the bottle neck of all stem cell based therapies.

Regenerative medicine can be categorized into major subfields as follows:

●	Cell Therapy. Cell therapy involves the use of cells, whether derived from adults, children or embryos, healthy donors or patients, from various parts of the body, for the treatment of diseases or injuries. Therapeutic applications may include cancer vaccines, cell based immune-therapy, arthritis, heart disease, diabetes, Parkinson’s and Alzheimer’s diseases, vision impairments, orthopedic diseases and brain or spinal cord injuries. This subfield also includes the development of growth factors and sera and natural reagents that promote and guide cell development.

●	Tissue Engineering. This subfield involves using a combination of cells with biomaterials (also called “scaffolds”) to generate partially or fully functional tissues and organs, or using a mixture of technology in a bioprinting process. Some natural materials, like collagen, can be used as biomaterial, but advances in materials science have resulted in a variety of synthetic polymers with attributes that would make them uniquely attractive for certain applications. Therapeutic applications may include heart patch, bone re-growth, wound repair, replacement neo-urinary conduits, saphenous arterial grafts, inter-vertebral disc and spinal cord repair.

●	Diagnostics and Lab Services. This subfield involves the production and derivation of cell lines that may be used for the development of drugs and treatments for diseases or genetic defects. This sector also includes companies developing devices that are designed and optimized for regenerative medicine techniques, such as specialized catheters for the delivery of cells, tools for the extraction of stem cells and cell-based diagnostic tools.

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

●	The global population is aging. According to the United Nations Department of Economic and Social Affairs, 2 billion people will be aged 60 and older by 2050, which means an increased prevalence of age-related disease in general and chronic disease in particular. Heavily burdened healthcare systems are looking to regenerative medicine to provide therapies that treat the root causes of chronic diseases rather than just their symptoms.

●	Expansion of stem cell therapies. Stem cell therapies are being extended to new and prevalent indications such as cardiovascular diseases, neurodegenerative diseases, and autoimmune diseases. The number of cell therapy companies that are currently in Phase II and Phase III trials has been gathering momentum, and we anticipate that new cellular therapy products will appear on the market within the next several years.

●	Potential new source of stem cells. The last decade has witnessed the emergence of umbilical cord cryopreservation for the storage of newborn blood for future medical use. This new market already affects the field of transplantations with a growing share of cord blood transplantations at the expense of autologous and allogeneic transplantations of hematopoietic cells. In addition, another source of stem cells is fat used for treatment of bone, cartilage and skeleton related diseases as well as for esthetic purposes.

●	Increasing government, strategic partner, and investor support for stem cell research and development. According to the Alliance for Regenerative Medicine, the stem cell and progenitor therapy market raised $2.6 billion in public and private funds in 2014, while according to the National Institutes of Health, or NIH, the level of annual support for stem cell research across the NIH is estimated to grow from $1.273 billion in 2013 to $1.582 billion in 2017.

Our Current Focus: Proof of Concept of our ApoGraft technology platform through the treatment of Haematological Malignancies

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

We have therefore chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and their associated medical complications caused by GvHD. However, while GvHD has a sizeable market share with an unmet clinical need that we seek to address, we consider the validation of our technology as an important driver of a much broader utility of our platform technology.

An Unmet Need: Efficient Stem Cell Selection

Typically, there is a very small number of stem cells in the source tissue and, once removed from the body, these cells have the propensity to differentiate and lose their “stemness”. Generation of large quantities of stem cells is therefore very challenging. This scarcity of stem cells within the biological donor samples is a serious obstacle to regenerative medicine and stem cell companies, both in research and in production settings. In addition to stem cell scarcity, another critical problem is the presence in the donor sample of mature cells that trigger immune response and create the major adverse effects associated with transplantation.

There are currently two main methods for attaining a critical mass of stem cells:

●	Morphological stem cell selection:

Negative selection approach:  Elimination of the cells including those that contribute to engraftment, usually T cells. It uses T cell-specific antigens common to all T cells and therefore indiscriminately eliminates all T cells, including the ones responsible for engraftment support and combating tumors. The clinical outcome is reduced engraftment and reoccurrence of the tumor.

Positive selection approach:  Retains the stem cells in the graft using only one of the determinants found on stem cells and progenitor cells and therefore a significant number of reconstituting capable cells are discarded. It has been clinically shown that the loss of reconstituting capable cells significantly reduces engraftment.

Both of these approaches have a poor efficacy/toxicity ratio.

●	Stem cell population expansion:

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

In short, we believe the prevailing methodologies for stem cell enrichment/expansion in the graft do not adequately meet the need to enrich and purify the biological sample prior to transplantation. We believe our novel ApoGraft technology platform that quickly and effectively enriches the stem cell population while eliminating the unwanted cells in a biological sample will contribute significantly to the growth of the stem cell therapy market.

Our first target market for our ApoGraft technology platform is allogeneic HSCT for hematological malignancies. According to the Center for International Blood & Marrow Transplant Research, over 8,000 allogeneic HSCTs were performed in the United States in 2015. A 2013 survey conducted by the European Group for Bone Marrow Transplantation in 48 countries (39 European and 9 affiliated) showed that over 10,500 allogeneic HSCTs were performed for leukemia and for lymphoma. We believe that beyond the value of proving and validating our platform technology, these numbers represent a substantial market opportunity for us to prove the benefits of our ApoGraft technology platform.

Our Proprietary Stem Cell Technology Platform

We believe our innovative ApoGraft technology platform represents a potential breakthrough in the field of regenerative medicine through the functional selection of stem cells.

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

The ApoGraft Process

To achieve functional selection of stem cells utilizing our ApoGraft technology platform, we have developed the ApoGraft process, which is intended for the prevention of GvHD in patients with hematological malignancies receiving a transplant of allogeneic, mobilized peripheral blood hematopoietic stem and progenitor cells. Following collection of the cells from a matched related donor, the donor graft is incubated for 2 hours in the presence of FasL, washed twice and transplanted via intravenous administration. FasL, also known as CD95L, is a type-II transmembrane protein that belongs to the tumor necrosis alpha family. The binding of FasL with its receptor induces in mature cells apoptosis (programmed cell death) that plays an important role in the development, homeostasis, and function of the immune system (and most cells of all multi-cellular organisms).

The apoptotic inducer used in Cellect’s ApoGraft process is based on a FasL protein known by its commercial name Mega-FasL. Apo010 (the Mega-FasL based clinical grade material) is a recombinant, soluble protein. This protein has been developed to mimic the natural occurring FasL clustering that activates its receptor and leads to apoptosis in susceptible cell populations.

The ApoGraft process is illustrated below:

ApoTainer Selection Kit

Our first product that is currently being developed, the ApoTainer selection kit, is an easy to use, cost effective, off the shelf stem cell selection kit for clinical laboratories designed to improve the results of human allogeneic HSCT.

The ApoTainer selection kit is a specialized infusion bag. With internal apoptotic inducing capabilities, the ApoTainer selection kit is designed to create a microenvironment intended to induce apoptosis by creating an ex-vivo microenvironment that resembles the normal physiological conditions where stem cells can migrate to areas of destruction (where apoptotic triggering molecules are abundant) and, once there, proliferate and differentiate into the needed tissue and organ.

Our preclinical research has shown that FasL appears to be active when immobilized, as in the case of its binding to the film of the ApoTainer selection kit. This immobilization to the kit also creates another advantage by eliminating the need to discard the FasL from the graft before transplantation.

The ApoTainer selection kit is currently being designed to be used for allogeneic HSCT procedures for patients suffering from hematological malignancies in which the donor graft of cells is incubated in the infusion bag for a number of hours and expected to cause the mature GvHD-causing cells expressing the Fas receptor to bind to the surface-bound FasL and undergo apoptosis while the hematopoietic stem cells remain active. The ApoTainer selection kit thus is expected to harness the differential effect of the apoptotic microenvironment on mature cell and stem cell populations, producing an enriched population of stem cells that are then transfused to the patient.

Preliminary studies conducted by us have shown that selective polymers coated with specific materials in a specific process create an optimal container enabling positive biological activity of FasL while tightly bound. We believe that this polymer-binder-FasL complex is the basis not only for the ApoTainer selection kit as currently in development, but also for a line of containers with different designs and sizes to be used for different applications.

Preclinical Studies

As part of our in-vitro studies, and prior to animal studies, we performed experiments to determine which apoptotic molecules have the best differential effect on stem and non-stem cells. We have conducted fifteen animal studies including murine to murine and human cells to murine transplantation models measuring the relevant effects (GvHD, GvL, mortality and engraftment). We have also tested various sources of human hematopoietic cells (mobilized peripheral blood, bone marrow and umbilical cord blood). Major preliminary findings include the following:

●	Resistance to receptor-mediated apoptosis is an inherent characteristic of stem and progenitor cells;

●	The ApoGraft process preserves stem and progenitor cells;

●	Preservation of successful engraftment (95% engraftment in experiments performed by by a contract research organization);

●	Demonstrated preservation of anti-tumor activity;

●	Apoptosis-insensitive progenitors are privileged for engraftment through competitive advantage over the apoptosis-sensitive differentiated cells;

●	Using the most stringent conditions for GvHD, there was a statistically significant reduction in mortality rate (20–100% to <10%); and

●	Significant reduction of cells that attack the immune system.

We believe these preliminary findings support our product claim for:

●	Selection of stem and progenitor cells based on insensitivity to receptor-mediated apoptosis from all sources;

●	Ex vivo selective depletion of GvHD causing cells;

●	Accelerated engraftment by ex vivo treatment of umbilical cord blood; and

●	Induction of tolerance to grafts and suppression of autoimmunity.

We also achieved an important milestone in the development of our stem cell selection kits. In collaboration with our partner (Entegris) we screened for many polymers based matrixes and looked at their ability to bind FasL in a way preserving the biological activity of the apoptotic agent. In a few cases we were able to establish complex binding coupled with biological activity. This project is ongoing and we hope to establish the specific conditions needed for such interactions on the relevant cells.

In June 2015, we entered into a Joint Product Development Agreement with Entegris Inc., or Entegris (NASDAQ: ENTG), a provider of yield-enhancing materials and solutions for advanced manufacturing processes, or the Entegris Agreement. Under the Entegris Agreement, the parties are collaborating in the development of the polymer film that will be used for the manufacturing of the ApoTainer selection kit. The Entegris Agreement contemplates that upon successful development of the polymer film, Entegris will supply the polymer film upon terms to be agreed to between the parties at such time. The parties agree that if Entegris defaults in this obligation, we may find an alternate party for manufacturing the polymer system, in which case Entegris would be entitled to 5% of final product sales up to the amount paid by Entegris. Pursuant to the terms of the Entegris Agreement, Entegris shall bear all costs relating to the development, design, engineering and manufacture of polymer systems relating to the development of the product and we will bear the costs relating to the pre-clinical development of the product. In addition, the parties have agreed to complete one or more statements of work, or a SOW, each of which may set forth the terms for the objectives, timelines and costs and time estimates for each milestone. The Entegris Agreement has a term of five years, unless earlier terminated, and automatically renews for successive one year terms. Either we or Entegris may terminate the Entegris Agreement for cause if either party materially breaches the agreement or a SOW thereunder and the breaching party fails to cure within ten days notice of a breach, in the event of a monetary breach, or thirty days from receipt of notice of a breach, in the event of a non-monetary breach. Additionally, either party may terminate the Entegris Agreement or any SOW immediately upon written notice of the non-terminating party if a petition for bankruptcy is filed, whether voluntarily or involuntarily, and such petition is not dismissed with prejudice within sixty days of its filing.

On June 14, 2016, we were advised that we were eligible for an award consisting of a $0.9 million (approximately NIS 3.5 million) conditional grant by the BIRD Foundation in support of our Joint Product Development Agreement with Entegris. The BIRD Foundation promotes collaboration between U.S. and Israeli companies in various technological fields for the purpose of joint product development. Projects submitted to the BIRD Foundation are reviewed by evaluators appointed by the National Institute of Standards and Technology (NIST) and by the Israel Innovation Authority of the Israeli Ministry of Economy and Industry. The grant was dependent on the execution of a Cooperation and Project Funding Agreement, or CPFA, by and among the BIRD Foundation, Entegris and us which we entered into during 2017. Pursuant to the terms of the CPFA, the BIRD Foundation will provide a grant to Entegris and us of up to $0.9 million. Pursuant to the terms of the CPFA, we and Entegris will be required to repay the total sum of the grant, linked to the U.S. Consumer Price Index from date of receipt of each payment, of 100%, 113%, 125%, 138% and 150% of the linked sum granted by the BIRD Foundation if repaid within one year, two years, three years, four years and five or more years, respectively, of the project completion date. The CPFA also requires that we and Entegris commence repayments at the rate of 5% of each dollar reported as revenue derived from the product, or subsequent products, funded by the project. In addition, the CPFA includes a requirement that if the funded product is licensed to a third party 30% of all payments received under the respective license agreement must be paid to the BIRD Foundation in repayment of the grant. Finally, the CPFA includes a requirement that if any portion of the product funded by the project is sold outright to a third party prior to full repayment of the grant to the BIRD Foundation, one-half of the sale proceeds will be applied to the repayment of the grant.

In August 2015, we initiated a full preclinical Good Laboratory Practice safety study designed to test safety and engraftment outcome in a murine model ahead of our first planned clinical trial. Complete clinical, biochemical and histology evaluation was performed by a contract research organization. In December 2015, we announced that results from this study showed that, while the control group had a 50% death rate, the group that was transplanted with bone marrow that underwent our ApoGraft process had no deaths. In addition, with respect to additional parameters, such as clinical signs, weight and histological analysis, no toxicity was found.

Non-Interventional Clinical Studies

On February 21, 2017 we announced positive final results from a non-interventional clinical trial of ApoGraft™ in healthy donors. The study’s primary objective was to validate the Company's propriety method of stem cell selection by going through the process of production and characterization with ApoGraft™, and was conducted on samples obtained in collaboration with two medical centers in Israel, The Schneider Children's Medical Center and the Rambam Medical Center. The study included samples from 104 healthy donors of blood stem cells. The samples (collected under approval of Helsinki committees) represented 5% of a graft used for transplantation into patients. The cells were exposed to the full process of preparing the ApoGraft. The grafts were processed allowing stem cell production for transplantation with Cellect’s ApoGraft. The use of the ApoGraft resulted in a significant increase in the death of mature immune cells, primarily T lymphocytes, without compromising the quantity and quality of stem cells. The results have shown that the procedure is highly repetitive. The acceptance criteria and batch release criteria were all set and met. Samples have shown sterility and viability of cells within specs. T cells have shown apoptotic effect while CD34 stem cells were intact. Clonality was not compromised. The overall results were highly correlated with the safety studies performed as part of the pre-clinical package and supports the Phase I/II HSCT in blood cancers patients.

We are also conducting studies on mesenchymal stem cells derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient trial on the use of ApoGraft on stem cells derived from fat tissues. The study conducted with samples obtained via liposuction from over 20 adult patients was conducted in collaboration with the Plastic Surgery Department and Stem Cells Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that ApoGraft led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. We aim to commence a Phase I/II trial of ApoGraft on stem cells derived from fat tissues in 2019.

Phase I/II Clinical Study

On September 12, 2016, we obtained the approval of the Israeli Ministry of Health to initiate a Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that undergo our ApoGraft process in the prevention of acute GvHD in patients suffering from hematological malignancies that are undergoing allogeneic HSCT. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 days from transplantation.

In the study, the graft is taken from the donor through regularly used apheresis and then the cells are exposed to short incubation with FasL and then undergo washing and centrifugation to remove the FasL. The resulting cells are then transfused to the patient according to routine myeloablative procedures, or therapeutic modalities, including, but not limited to, chemotherapy, radiotherapy and immunotherapy.

The first patient was recruited for this trial in February, 2017, and in January 2018 we reported that after one month follow-up, the first three patients have demonstrated complete acceptance of the stem cell transplant with no adverse events related to the study treatment, as determined by the clinical investigator, and no reported serious adverse events or suspected unexpected serious adverse reactions.

The study is conducted in two tertiary bone marrow transplant centers in Israel. To that end we entered into agreements with the Rambam Medical Center in Haifa, Israel and Hadassah Medical Center in Jerusalem, Israel for the purpose of conducting a clinical trial under approval from the local Institutional Review Board and Israeli Ministry of Health at the medical centers.

Patients who complete the Phase I/II study will be given the option to enroll in a non-interventional long-term follow-up study for up to two years post-transplantation to assess incidence, grade and stage of acute GvHD and chronic GvHD, non-relapse related mortality, disease relapse/recurrence and overall survival.

Future Studies

We intend to undertake the following actions during the following twelve to eighteen months:

●	Continue conducting the ongoing Phase I/II ApoGraft clinical trial;

●	Commence a second human ApoGraft trial in the United States and/or Europe;

●	Commence a Phase I/II ApoGraft clinical trial on stem cells derived from fat tissues;

●	Complete the development of the first prototype of the ApoTainer selection kits;

●	Develop sterilization methods and ApoTainer selection kits shelf life;

●	Produce initial batches of the ApoTainer selection kits for clinical trials; and

●	Meet FDA and/or European regulatory authorities and submit a trial protocol for a clinical trial using the ApoTainer selection kit.

Regulatory Status

Our stem cell kits are still under development. Based on the views of our scientific advisors and following informal discussions with U.S. and European regulatory authorities, we intend to seek regulatory approval of our stem cell kits that we are developing in the United States, Europe and other countries as a combined therapy or Class III “medical device”.

Future Applications

Beyond the use of our ApoGraft technology platform in the allogeneic HSCT setting for the treatment of hematological malignancies as currently contemplated, we believe that our technology platform has the potential for a much broader set of usages:

●	Use of HSCT earlier in the blood cancer treatment protocol. By reducing HSCT toxicity and other complications while increasing efficacy, we believe that our stem cell selection kits will allow clinicians to undertake HSCT earlier in the blood cancer treatment protocol.

●	Broadened use of HSCT to non-life threatening autoimmune disorders. We are considering initiating clinical trials in autoimmune conditions where HSCT was proven to be beneficial but it was seldom used because of the inherent toxicity. We believe that if we are able to demonstrate significant reduction of inherent toxicity, this will help make HSCT eligible for treatment of diseases such as diabetes (Type i), lupus, Crohn's disease and the like.

●	Broadened use of HSCT to organ transplants. It has been known for some time that allogeneic HSCT taken from the same donor enhances transplantation tolerance. This phenomenon has been observed not only in numerous animal models, but in humans as well. For example, several clinical trials have reported that kidney transplantation accompanied by a previous HSCT from the same donor was tolerated by the recipient's immune system. We believe that our products could become the major adjunct therapy in any solid organ transplantation to allow tolerance.

●	Functional selection of cord blood. Stem cells from the cord blood of newborns can be collected immediately after birth and preserved frozen. Currently, the main impediment of HSCT based on stem cells from cord blood is that the amount of cord blood is very limited. In combination with inefficient selection methods, the quantity of the collected stem cells is minimal. Therefore, the treatment is usually limited to children having low body mass. Physicians have tried using double cord blood and other methods which have resulted in new immune related adverse effects. Under ethical review board approval, we examined more than 150 samples of cord blood and showed that we can achieve approximately 400 times more stem and progenitor cells from any given samples. We believe this may open up the use of cord blood for adult patients in the future.

●	Stem cell expansion. We already have preliminary indications that our ApoGraft technology platform greatly improves the efficiency of the stem cell expansion process by increasing the initial number of cells that undergoes expansion. Therefore, we believe that companies that currently use stem cell expansion will have a major advantage if our selection process is integrated as the first step in their manufacturing process.

●	Tissue and organ engineering. One of the objectives of regenerative medicine is to enable the use of stem cells as a reservoir for organ and tissue engineering and, ultimately, transplantation. The goal is that the patient will be able to accept organs or tissues engineered from foreign stem cells. These emerging technologies rely on a sufficient number of stem cells from the donor and the separation of those cells from the donor’s immune system in order to avoid rejection. We believe that our functional stem cell selection process can be the optimal solution for such needs.

●	Mesenchymal stem cells. Develop the use of Fat derived mesenchymal stem cells under FasL treatment for various indications including immune tolerance, orthopedic and dermato-cosmetic indications.

Research and Development

Our core technology was originally derived from research conducted by the research group of Dr. Nadir Askenasy. Our research and development activities have been focused on additional animal models of a variety of diseases, experiments to determine the mechanism of action of our ApoGraft technology platform, and toxicology testing. Based on these preclinical programs we have began clinical testing of products based on our ApoGraft technology platform in humans. During the years ended December 31, 2015, 2016 and 2017, we incurred approximately $1.5 million, $2.1 million, $3.3 million respectively in expenses on company-sponsored research and development activities.

Raw Materials and Suppliers

Although most raw materials for the ApoGraft technology platform is readily obtainable from multiple sources, we know of only two manufacturers of FasL (the apoptotis inducing signal), Oncology Ventures A/S, or Oncology Ventures, and Adipogen International. We are currently using FasL from Oncology Ventures and believe that we have a sufficient supply of FasL for our ongoing Phase I/II trial however we will need to obtain an additional supply of FaSL for future planned clinical trials. We have experienced delays in the supply of FasL for our planned second human ApoGraft trial and are currently establishing a manufacturing process through a contract manufacturer to supply us with sufficient FasL for future planned clinical trials. If our current supplier of FasL or any other supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to us, then this could result in further delays in our clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified. With respect to other raw materials for the ApoGraft technology platform, although multiple sources of supply exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers.

If our manufacturers or we are unable to purchase any key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

Manufacturing

We do not own or operate, and currently have no current plans to establish, any manufacturing facilities. We rely on third-party outsourcing arrangements for our ApoTainer selection kits that we are developing as well as other preclinical testing activities. For clinical testing purposes, we intend to rely on third-party outsourcing arrangements as well. Upon completion of development, we may either continue to rely on third-party outsourcing arrangements or build a manufacturing facility either on our own or together with a strategic partner. We are currently working with Entegris to jointly develop the polymer film that will be used for the manufacturing of the ApoTainer selection kit and may engage Entegris in the future to manufacture the ApoTainer selection kits for clinical and/or commercial purposes.

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

There are currently two companies that lead the stem cell selection market with whom we directly compete. The first is Miltenyi, which dominates the hematopoietic stem cell selection market, using biomarkers to either enrich stem cells (positive selection by CD34) or deplete mature hematopoietic cells such as T cells from the biological sample (negative selection by monoclonal activity against T-cell receptor α&β), resulting in the enrichment of stem and progenitor cells. The second is Cytori, which sells a medical device known as the Celution® System that enables bedside access to adult adipose derived regenerative cells, or ADRCs, by automating and standardizing the extraction, washing, and concentration of a patient’s own ADRCs for present and future clinical use. While Miltenyi is using morphological markers of stem cells to enrich the stem cell population, Cytori is using the physical properties of cells (in general) through centrifugal force for separation. We believe that both technologies result in less than optimal cell population both in terms of quantity and quality (purity) of the selected population of cells.

In addition, since we are developing our ApoTainer selection kits to improve the safety and efficacy of allogeneic HSCT, we also compete with companies developing treatments for GvHD. These companies include Athersys, Inc., or Athersys, Bellicum Pharmaceuticals Inc., Erytech Pharma SA, Fate Therapeutics Inc., Fortress Biotech Inc., (formerly Coronado Biosciences), Gamida Cell Ltd., or Gamida, Kiadis Pharma N.V., or Kiadis, MEDIPOST Co., Ltd., Mesoblast Ltd., or Mesoblast, MolMed S.p.A., and Pluristem Therapeutics Inc., or Pluristem.

In the general area of cell-based therapies, we may now or in the future compete on an indirect basis with a variety of companies, most of whom are specialty medical products or biotechnology companies that provide a finished stem cell product that has already undergone stem cell selection including, among others, Advanced Cell Technology, Inc., Arteriocyte Medical Systems Inc., Athersys, Baxter International Inc., Bioheart Inc., Caladarius Biosciences Inc., Nuo Therapeutics, Inc., Fibrocell Science Inc., Gamida, Genzyme Corporation, Harvest Technologies Corporation, In vivo Therapeutics Holdings Corp., Johnson & Johnson, Kiadis, Mesoblast, Neuralstem Inc., Ocata Therapeutics Inc., Osiris Therapeutics, Inc., Pluristem, Tigenix NV, and others. We believe, however, that many of these companies have the potential to become customers in the future of our ApoGraft technology platform in order to improve and enhance their in-house processes.

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

To protect our proprietary functional cell selection technology platform and other scientific discoveries, we have a wide family of patents and patent applications. These patents cover other stem cell related inventions but mainly our functional selection methodology, products and methods of use. The full published domain is further described below:

●	A patent entitled “Method of Inducing Immune Tolerance via Blood/Lymph Flow-Restricted Bone Marrow Transplantation” was granted in the United States. If the appropriate maintenance fees are paid, the patent is expected to expire in April 2024 (including a 571 day patent term adjustment granted by the USPTO).

●	A patent entitled “Methods of Selecting Stem Cells and Uses Thereof” was granted in the United States, Canada, Israel, India and Europe (validated in Denmark, France, Germany, Ireland, Netherlands, Switzerland and the United Kingdom). If the appropriate maintenance fees are paid, the patent is expected to expire in May 2027 in Israel, India and Europe and in September 2029 in the United States (including an 829 day patent term adjustment granted by the USPTO).

●	A patent application entitled “Regulatory Immune Cells with Enhanced Targeted Cell Death Effect” was filed as a Patent Cooperation Treaty, or PCT, which entered national phase in the United States, Europe and Israel. A patent was granted in the United States and Europe and was validated in Denmark, France, Germany, Ireland, Netherlands, Switzerland and the United Kingdom. The patent application in Israel is pending. If the appropriate maintenance fees are paid, the issued patents and the patent to be issued on the application in Israel, if issued, are expected to expire in July, 2031.

●	A patent application entitled “Devices and Methods for Selecting Apoptosis-Signaling Resistant Cells and Uses Thereof” was filed as a PCT application and is now in national phase in Australia, Brazil, Canada, China, Europe, India, Japan, Korea, Russia, USA and Israel. A patent was granted in the United States and Russia. With respect to the European application, the European Patent Office issued a Communication under Rule 71(3) EPC (intent to grant). If the appropriate maintenance fees are paid, these issued patents and the patents to be issued on the pending applications, if issued, are expected to expire in March, 2033.

●	A patent application entitled “Activation of Hematopoietic Progenitors by Pre-transplant Exposure to Death Ligands” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Israel, Japan, Korea, and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in October 2034.

●	A patent application entitled “Selective Surface for, and Methods of, Selecting a Population of Stem and Progenitor Cells, and Uses Thereof” was filed as a PCT application and is now in national phase in Europe and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

●	A patent application entitled “Methods for propagating mesenchymal stem cells (MSC) for use in transplantation” was filed as a PCT application in September 2016. National phase applications are due for filing in March and April of 2018. If such national phase applications are filed and patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

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

Government Regulation

Any products we may develop and our research and development activities are subject to stringent government regulation. In the United States, these regulations include the Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations that govern the clinical and preclinical testing, manufacture, safety, effectiveness, approval, labeling, distribution, sale, import, export, storage, record-keeping, reporting, advertising, and promotion of our products. Product development and approval within this regulatory framework, if successful, will take many years and involve the expenditure of substantial resources. Violations of regulatory requirements at any stage may result in various adverse consequences, including the FDA’s and other health authorities’ delay in approving or refusal to approve a product. Violations of regulatory requirements also may result in enforcement actions.

We are currently in the early clinical development stage and none of our products have been approved for sale in any market.

United States Regulatory Requirements

Regulation of Combination Products

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products; (3) a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, the Center for Biologics Evaluation and Research, or CBER, or the Center for Devices and Radiological Health, or CDRH. Different Centers review drug, biologic, or device applications.

The FDA is charged with assigning a Center with primary jurisdiction, or a lead Center, for review of a combination product. That determination is based on the “primary mode of action,” or PMOA, of the combination product. Thus, if the PMOA of a device-biologic combination product is attributable to the biologic product, CBER, which is responsible for premarket review of the biologic product, would have primary jurisdiction for the combination product. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which center to assign the product based on consistency with other combination products raising similar types of safety and effectiveness questions or to the center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product.

The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

After formally establishing the PMOA through an applicant’s Request for Designation, the Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. When evaluating an application, a lead Center may consult other centers but still retain complete reviewing authority, or it may collaborate with another Center, wherein the lead Center assigns concurrent review of a specific section of the application to another Center, delegating its review authority for that section.

Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product or orphan drug exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center. When submitting multiple applications, the applicant may be subject to the payment of two user fees, but a waiver of such fees may be obtained under certain limited circumstances.

The FDA may subject a combination product to two or more sets of legal authorities, e.g., drug/device, biologic/device, drug/biologic drug, but it has the authority to deem one set of legal authorities sufficient. FDA’s standard of review for a combination products application and the applicable legal authority or authorities will depend on a case-by-case basis evaluation of the scientific and technical issues and risk profile relevant to a combination product and its constituent parts. Because of the breadth and complexity of this analysis in each case, no single regulatory paradigm is appropriate for all combination products.

After receiving FDA approval or clearance, an approved or cleared product must comply with postmarket safety reporting requirements applicable to the product based on the application type under which it received marketing authorization. In the case of current good manufacturing practices, or cGMP, the applicant may take one of two approaches: (1) complying with cGMP for each constituent part, or (2) a streamlined approach specific to combination products, subject to certain limitations.

We believe the FDA will classify our ApoTainer stem cell selection kits as a combination product subject to the primary jurisdiction of the CBER and the secondary jurisdiction of CDRH. As such, we plan to bring our ApoTainer selection kits to market for HSCT as a combination product subject to the primary jurisdiction of the CBER and will submit a single application to CBER. Accordingly, we expect the approval process of our ApoTainer selection kits to be more burdensome and lengthy than if our ApoTainer selection kits were classified as a combination product subject to the primary jurisdiction of the CDRH. Because we anticipate coordination between CBER and CDRH in their review of our ApoTainer stem cell selection kit product application, and because the review and approval process may draw in requirements from each regulatory paradigm, we discuss FDA’s general approval process as well as specific requirements for biologics and devices approvals in the U.S., respectively, below.

FDA Approval Process

The FDA extensively regulates, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and import and export of medical products. The FDA governs the following activities that we may perform or that may be performed on our behalf, to ensure that the medical products we may in the future manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

●	product design, preclinical and clinical development and manufacture;

●	product premarket clearance and approval;

●	product safety, testing, labeling and storage;

●	recordkeeping procedures;

●	product marketing, sales and distribution; and

●	post-marketing surveillance, complaint handling and adverse event reporting, including reporting of deaths, serious injuries, malfunctions or other deviations; and

●	recall of products, including repairs or remediation.

A new biologic must be approved by the FDA through the biologics license application, or BLA, process before it may be legally marketed in the U.S. The animal and other non-clinical data and the results of human clinical trials performed under an Investigational New Drug, or IND, application and under similar foreign applications will become part of the BLA. A new medical device must be cleared or approved by FDA through the premarket approval (PMA) or 510(k) clearance. For medical devices that require a PMA, clinical studies performed under an Investigation Device Exemption, or IDE, will become part of a PMA for a medical device. A combination biologic/device may be subject to standards of review for both CBER and CDRH. Therefore, we discuss the respective regulatory approval pathways for both biologics and medical devices.

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHSA, and implementing regulations and medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biologic or medical device may be marketed in the U.S. generally involves the following, though a more specific discussion of regulatory requirements for biologics and medical devices follows:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

●	submission to the FDA of an IND or IDE which must become effective before human clinical trials may begin;

●	Approval by an institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated;

performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug or device for its intended use;

●	preparation and submission of a BLA or PMA to the FDA;

●

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCP, and the integrity of clinical data in support of the BLA or PMA;

●	FDA review and approval of the BLA or PMA.

Once a biologic product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trials, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

Once a medical device product requiring a PMA is identified for development, it enters the feasibility study stage. For significant risk devices, including devices that devices that are substantially important in diagnosing, curing, mitigating or treating disease or in preventing impairment to human health, sponsors must submit an investigational plan to FDA as part of the IDE. The IDE automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. An IDE sponsor typically must submit results of feasibility studies to FDA to receive approval to proceed with a pivotal study. A pivotal study is generally intended as the primary clinical support for a marketing application.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND or IDE, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An institutional review board, or IRB, responsible for the research conducted at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials for biologics are typically conducted in three sequential phases that may overlap or be combined:

●	Phase I: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

●	Phase II: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Medical devices, however, typically rely on one or a few pivotal studies rather than Phase I, II, and III clinical trials.

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

The FDA, the IRB, or we could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits or a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe, the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

During the development of a new medical product, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND or IDE, at the end of Phase II, and before a BLA or PMA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase II meeting to discuss their Phase II clinical results and present their plans for the pivotal Phase III clinical trial that they believe will support approval of the new biologic. Similarly, sponsors typically use the end of feasibility studies to do the same for planning for their pivotal trial or trials for a medical device.

Clinical research clinical research involving the transplantation of cells or test articles derived from human fetal tissue into human recipients is subject to additional U.S. Department of Health and Human Services Office for Human Research Protections requirements. Because our ApoTainer stem cell selection kit uses autologous stem cell treatments, stem cells that are extracted of the patient and transplanted to the same patient, we believe these requirements do not apply to us.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of a biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. For biologics, the manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. Before approving a BLA or PMA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA in particular emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA.

Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMP and other laws. Manufacturers may have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

There are also specific approval requirements for both biologics and medical device products, respectively. Biologics and medical devices are also eligible for different forms of exclusivities and priority review, and combination products may be eligible for both. We discuss both regulatory paradigms below, as our ApoTainer stem cell selection kits product will implicate elements of each, largely at CBER’s discretion to involve CDRH in the review and approval process.

U.S. Review and Approval of Biologics

In order to obtain approval to market a biological product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of a BLA requesting approval to market the product. The submission of a BLA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA initially reviews all BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA generally completes this preliminary review within 60 calendar days. The FDA may request additional information rather than accept a BLA for filing. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer the BLA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The approval process is lengthy and often difficult, and the FDA may refuse to approve a BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. Before approving a BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA may issue a complete response letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the BLA, or an approval letter following satisfactory completion of all aspects of the review process.

BLAs may receive either standard or priority review. Under current FDA review goals, standard review of an original BLA will be 10 months from the date that the BLA is filed. A biologic representing a significant improvement in treatment, prevention or diagnosis of disease may receive a priority review of six months. Priority review does not change the standards for approval, but may expedite the approval process.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

The Food and Drug Administration Safety and Innovation Act, or FDASIA, which was enacted in 2012, made permanent the Pediatric Research Equity Act, or PREA, which requires a sponsor to conduct pediatric studies for most biologics with a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, BLAs and supplements thereto, must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before pediatric studies can begin. After April 2013, the FDA must send a non-compliance letter to any sponsor that fails to submit a required pediatric assessment within specified deadlines or fails to submit a timely request for approval of a pediatric formulation, if required.

Biologics Price Competition and Innovation Act of 2009

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the PHSA to create an abbreviated approval pathway for two types of “generic” biologics — biosimilars and interchangeable biologic products, and provides for a twelve-year exclusivity period for the first approved biological product, or reference product, against which a biosimilar or interchangeable application is evaluated; however if pediatric studies are performed and accepted by the FDA, the twelve-year exclusivity period will be extended for an additional six months. A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from (1) analytical studies showing that the biosimilar product is highly similar to the reference product; (2) animal studies (including toxicity); and (3) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

U.S. Review and Approval of Medical Devices

Unless an exemption applies, medical device commercially distributed in the United States require either premarket notification, or 510(k) clearance, or approval of a premarket approval, or PMA, application from the FDA. While we anticipate CBER will be the lead Center in reviewing our product application, CDRH’s review standards will likely apply to significant portions of the application.

The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most Class II and some Class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA, requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. The submission of a 510(k) or PMA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

510(k) Clearance Pathway for Medical Devices

When a 510(k) clearance is required, an applicant is required to submit a 510(k) application demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. By regulation, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance may take longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

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

Premarket Approval (PMA) Pathway for Medical Devices

While we believe that the medical device component of our ApoTainer stem cell selection kits will be subject to the 510(k) clearance pathway, FDA could evaluate our product under the PMA pathway if it believes the device component raises sufficiently complex or novel scientific issues.

A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process, or is not otherwise exempt from the FDA’s premarket clearance and approval requirements. A PMA application must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. Once a PMA is approved, the FDA may require that certain conditions of approval be met, such as conducting a post-market clinical trial.

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

Breakthrough Device Designation

The FDA grants Breakthrough expedite development, assessment and review of medical devices that “provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human disease or conditions; and that represent breakthrough technologies; for which no approved or cleared alternatives exist; that offer significant advantages over existing approved or cleared alternatives, or the availability of which is in the best interest of patients.”

This status confers a number of benefits on the development path of medical devices. These include:

●	a dedicated FDA team, including senior management engagement, to facilitate development of the device

●	a defined process for resolving disputes that may arise between the sponsor and FDA

●	a commitment to interactive and timely communication between FDA and the sponsor

●	increased flexibility in clinical study design

●	options for data collection in the post-market setting, in place of a full clinical study prior to approval

●	priority review status, meaning that a sponsor’s submissions will be placed at the top of the relevant review queue and receive additional FDA resources as needed

●	expedited review and potential deferral of manufacturing and quality systems compliance audits

●	advance disclosure to the sponsor of the topics of any consultation between the FDA and external experts or an advisory committee

●	an opportunity for the sponsor to recommend external experts for such consultations

●	assignment of FDA staff to address questions by institutional review committees concerning investigational use of the medical device

●	any additional steps FDA deems appropriate to expedite the development and review of the medical device.

We plan to apply for a Breakthrough Designation for the container component of our ApoTainer selection kit.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as partial compensation for effective patent term lost due to time spent during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug may be extended, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Pediatric exclusivity is another type of marketing exclusivity available in the U.S. FDASIA made permanent the Best Pharmaceuticals for Children Act, or BPCA, which provides, under certain circumstances, for an additional six months of marketing exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA, or a Written Request. If the Written Request does not include studies in neonates, the FDA is required to include its rationale for not requesting those studies. The FDA may request studies on approved or unapproved indications in separate Written Requests. The issuance of a Written Request does not require the sponsor to undertake the described studies.

Orphan Drug Designation

We have received Orphan Drug Designation from FDA for our ApoGraft technology for the prevention of acute and chronic graft versus host disease (GvHD) in transplant patients. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not itself convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug, for the same designated orphan indication or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.

The FDA also administers a clinical research grants program, whereby researchers may compete for funding to conduct clinical trials to support the approval of drugs, biologics, medical devices, and medical foods for rare diseases and conditions. A product does not have to be designated as an orphan drug to be eligible for the grant program. An application for an orphan grant should propose one discrete clinical study to facilitate FDA approval of the product for a rare disease or condition. The study may address an unapproved new product or an unapproved new use for a product already on the market.

Post-Approval Regulation of Biologics and Medical Devices

After a product is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, adverse event reporting regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Additional regulatory requirements include:

●	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

●	cGMP or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, validation, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

●	clearance of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our approved medical products;

●	notice or approval of product or manufacturing process modifications or deviations that affect the safety or effectiveness of one of our approved medical products;

●	post-approval restrictions or conditions, including post-approval study commitments;

●	post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the medical product;

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

●	regulations pertaining to voluntary recalls; and

●	notices of corrections or removals.

A biologic product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

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

Failure by us or by our third-party manufacturers and suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA approvals that have already been granted;

●	refusing to grant export approval for our products; or

●	criminal prosecution.

Human Cells, Tissues, and Cellular and Tissue-Based Products Regulation

Under Section 361 of the PHSA, the FDA issued specific regulations governing the use of human cells, tissues and cellular and tissue-based products, or HCT/Ps, in humans. Pursuant to Part 1271 of Title 21 of the Code of Federal Regulations, or Part 1271, the FDA established a unified registration and listing system for establishments that manufacture and process HCT/Ps. The regulations also include provisions pertaining to donor eligibility determinations; current good tissue practices covering all stages of production, including harvesting, processing, manufacture, storage, labeling, packaging, and distribution; and other procedures to prevent the introduction, transmission, and spread of communicable diseases.

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

Management believes that Part 1271 requirements do not currently apply to us because we are not currently investigating, marketing or selling cellular therapy products. If we were to change our business operations in the future, the FDA requirements that apply to us may also change and we would we would potentially need to expend significant resources to comply with these requirements.

Federal Regulation of Clinical Laboratories

The Clinical Laboratory Improvement Amendments (“CLIA”) extends federal oversight to clinical laboratories that examine or conduct testing on materials derived from the human body for the purpose of providing information for the diagnosis, prevention, or treatment of disease or for the assessment of the health of human beings. CLIA requirements apply to those laboratories that handle biological matter. CLIA requires that these laboratories be certified by the government, satisfy governmental quality and personnel standards, undergo proficiency testing, be subject to biennial inspections, and remit fees. The sanctions for failure to comply with CLIA include suspension, revocation, or limitation of a laboratory’s CLIA certificate necessary to conduct business, fines, or criminal penalties. Additionally, CLIA certification may sometimes be needed when an entity desires to obtain accreditation, certification, or license from non-government entities for cord blood collection, storage, and processing. However, to the extent that any of our activities require CLIA certification, we intend to obtain and maintain such certification and/or licensure.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we obtain regulatory approval. Sales of any of our products, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a medical product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the medical product once coverage is approved. Third-party payors may limit coverage to medical drug products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

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

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of medical products have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription medical products. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the drug candidates that we are developing and could adversely affect our net revenue and results.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union (EU) provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription medical products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of medical products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Anti-Kickback and False Claims Laws

In addition to FDA restrictions on marketing of medical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the medical product industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal Anti-Kickback Statute, or AKS, prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between medical product manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the AKS are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

The Federal False Claims Act, or FCA, prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free products to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

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

Foreign Regulatory Requirements

International sales of medical products are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

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

In the EU, the regulatory environment depends on the regulatory status of product. At this point, it is likely that the ApoTainer selection kit would qualify as a medical device in the EU. However, the substance used in the ApoTainer may qualify as a pharmaceutical product. The ApoTainer selection kit would have to undergo a conformity assessment procedure as a medical devices and the substance would have to obtain a marketing authorization as a drug. It is also possible that treatment using the ApoTainer will be subject to further regulatory requirements. In particular, it is possible that the stem cell treatment itself may be considered the production of a drug and, therefore, would require a manufacturing authorization according to Dir. 2001/83/EC. Furthermore, the use of the ApoTainer selection kit may be subject to Member States’ laws on transplantation.

With regard to medical devices, the current legal regime is based on the MDD and its implementation in the Member States as well as several guidance documents and regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Each EU Member State has implemented legislation applying these directives and standards at a national level. Other countries such as Switzerland have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. Devices that comply with the requirements of the laws of the relevant Member State applying the applicable EU directive are entitled to bear a CE mark and, accordingly, can be distributed throughout EU Member States as well as in other countries, e.g., Switzerland and Israel, that have mutual recognition agreements with the EU or have adopted the EU’s regulatory standards.

The method of assessing conformity with applicable regulatory requirements varies depending on the classification of the medical device, which may be Class I, Class IIa, Class IIb or Class III. Normally, the method involves a combination of self-assessment by the manufacturer of the safety and performance of the device, and a third-party assessment by a Notified Body, usually of the design of the device and of the manufacturer’s quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a device complies with applicable regulatory requirements. An assessment by a Notified Body in one country with the EU is required in order for a manufacturer to commercially distribute the device throughout the EU. In addition, compliance with ISO 13485, issued by the International Organization for Standardization, among other standards establishes the presumption of conformity with the essential requirements for CE marking. Certification to the ISO 13485 standard demonstrates the presence of a quality management system that can be used by a manufacturer for design and development, production, installation and servicing of medical devices and the design, development and provision of related services. In 2017, the new Regulation (EU) No. 745/2017 on medical devices (the Medical Device Regulation, or MDR) has been published and will enter into force three years later, i.e., in 2020. The MDR will result in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the MDR will generally elevate regulatory requirements to medical devices. As a result, it is likely that it will become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance will increase.

If one or more of our current or future products would have the status of a drug under the law of the EU or one or more of its Member States, regulatory requirements for such product(s) would be significantly higher. In particular, a drug can only be placed on the market if it has been authorized by the competent regulatory authority either under the EU centralized procedure, the decentralized or mutual recognition procedure or under a member State’s national procedure. Marketing authorizations for drugs under all of the different authorization procedures are expensive and time consuming.

Even if the ApoGraft platform and/or the ApoTainer is considered a medical device, it is possible that the actions performed by the products may be considered manufacture of a drug. While HSCT is considered to be subject to regulatory requirements for medicinal products (drugs) in the EU, it is possible HSCT is also considered to be an advanced therapy medicinal product (ATMP), subject to even stricter regulations. With regard to the most basic version of HSCT, the European Medicines Agency, or EMA, has issued an opinion stating that it regarded these treatments as exempt from drug and ATMP regulations. This basic HSCT involves the extraction of adipose stem cells from a patient’s subcutaneous area and their transplantation in the subcutaneous area elsewhere in the body of the same patient, if the treatment is performed in one doctor visit, the cells have the same function where they are extracted as where they are transplanted, and they are not treated in any way between extraction and transplantation. This opinion does not apply to stem cell treatments that deviate from this basic version in one or several aspects. Consequently, other HSCT may qualify as drug treatments or as tissue preparations and a market authorization or manufacturing approval may be required. If there is doubt as to whether a stem cell treatment is considered a drug or tissue preparation, it is possible to obtain a statement with regard to the product status from the EMA Committee for Advanced Therapies (CAT). Whether EMA CAT would qualify a HSCT as a drug and/or an ATMP depends on several aspects, including the question whether the use of the stem cells is homologous and whether or not the stem cells have been substantially manipulated between their extraction and their transplantation. Furthermore, the treatment may be subject to EU laws on human tissues including Dir. 2004/23/EC setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells and related legal framework on EU and/or Member State level.

However, even if EMA CAT does not consider the treatment a drug and/or an ATMP treatment, it is possible that competent authorities in the Member States nevertheless qualify the treatment as a drug and/or an ATMP and make its performance subject to a marketing authorization and/or manufacturing authorization on their territory.

Sales and Marketing

During 2017, we launched a business development campaign. We believe that interim results from our ongoing Phase I/II study will help validate our platform technology and qualify our technology for out licensing to companies interested in improving their manufacturing process of adult stem-cell based products. To address these plans we intend to open up business development offices and hire a vice president for business development in United States. The recruitment of the team and the data from the clinical trials is expected to converge and allow the initiation of series of licenses on a non- exclusive basis to various stem cells based companies.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and except as set forth below, are not aware of any pending or threatened material legal or administrative proceedings against us.

C.	Organizational Structure

We currently have one wholly owned subsidiary, Cellect Biotherapeutics, which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

Our headquarters are currently located in Kfar Saba, Israel and consist of approximately 4,360 square feet of leased office space under a lease until October 14, 2018,

In addition, we hold options to extend the lease until October 14, 2020 and until October 14, 2022 and 2024. On October 24, 2017, we leased another 258 square feet of office space under a lease until December 31, 2018, with options to extend the lease until October 14, 2022 and until October 14, 2024. We may require additional space and facilities as our business expands.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

A	Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2017, we had an accumulated deficit of NIS 64 million (approximately $18 million). Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, materials, share based payment and other related research and development expenses, net of grants.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2015	2016	2017	2017
	NIS			USD*
(in thousands)
Payroll	2,739	3,711	5,486	1,582
Subcontractors	538	534	853	246
Patent registration	326	409	256	74
R&D related purchases	770	1,676	1,574	454
Share-based payment	523	253	1,940	560
Professional services	746	1,044	651	188
Other expenses	251	629	743	214
	5,893	8,256	11,503	3,318

* USD presented as convenience translation using December 31, 2017 NIS/USD exchange rate of NIS 3.467.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share based payment and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2015	2016	2017	2017
	NIS			USD*
(in thousands)
Payroll	1,024	2,994	3,076	887
Professional services	1,367	2,074	3,745	942
Director fees	358	318	354	102
Office expense	235	466	449	130
Share-based payment	795	1,299	3,444	993
Other expenses	425	817	1,862	675
Total	4,204	7,968	12,930	3,729

* USD presented as convenience translation using December 31, 2017 NIS/USD exchange rate of NIS 3.467.

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016 to the year ended December 31, 2015

Results of Operations

	December 31,			December 31,
	2015	2016	2017	2015*	2016*	2017*
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	5,893	8,256	11,503	1,510	2,147	3,318
General and administrative expenses	4,204	7,968	12,930	1,077	2,072	3,729
Other income	-	(280)	-	-	(73)	-
Operating loss	10,097	15,944	24,433	2,587	4,146	7,047
Finance expense (income), net	75	(627)	3,791	19	(163)	1,094
Total comprehensive loss	10,172	15,317	28,224	2,606	3,983	8,141
Loss attributable to holders of Ordinary Shares	10,172	15,317	28,224	2,606	3,983	8,141

* USD presented as convenience translation using year end 2017, 2016, 2015 NIS/USD exchange rate of: NIS 3.467, NIS 3.845 and NIS 3.902, respectively.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2017 amounted to NIS 11.5 million (approximately $3.3 million), representing an increase of NIS 3.2 million (approximately $1.2 million), or 39%, compared to NIS 8.3 million (approximately $2.1 million) for the year ended December 31, 2016. The increase was primarily attributable to an increase of NIS 1.7 million (approximately $0.5 million) from share based payment and an increase of salaries and related personnel expenses in an amount of NIS 1.8 million (approximately $0.5 million) reflecting the growth in our activities resulting from an increase in the number of employees engaged in research and development related activities from thirteen to eighteen.

Our research and development expenses for the year ended December 31, 2016 amounted to NIS 8.3 million (approximately $2.1 million), representing an increase of NIS 2.4 million (approximately $0.6 million), or 40%, compared to NIS 5.9 million (approximately $1.5 million) for the year ended December 31, 2015. The increase was primarily attributable to an increase of NIS 1.2 million (approximately $0.3 million) from R&D related expenses as part of the preparation for the clinical trial and for the lab and an increase of salaries and related personnel expenses in an amount of NIS 1.0 million (approximately $0.26 million) reflecting the growth in the our activities resulting from an increase in the number of employees engaged in research and development related activities from nine to thirteen.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 12.9 million (approximately $3.7 million) for the year ended December 31, 2017, an increase of NIS 4.9 million (approximately $1.7 million), or 61%, compared to NIS 8.0 million (approximately $2.0 million) for the year ended December 31, 2016. The increase resulted primarily from an increase of NIS 2.2 million (approximately $0.6 million) in share based payment, an increase of NIS 1.2 million (approximately $0.3 million) in professional services due to increase in legal and investor and public relations expenses as the company was a Nasdaq company for the all year and an increase of NIS 1.6 million (approximately $0.5 million) from other expenses which mainly represent the company business development activities.

Our general and administrative expenses totaled NIS 8.0 million (approximately $2.0 million) for the year ended December 31, 2016, an increase of NIS 3.7 million (approximately $1.0 million), or 89%, compared to NIS 4.2 million (approximately $1.0 million) for the year ended December 31, 2015. The increase resulted primarily from an increase of NIS 2.5 million (approximately $0.65 million) in payroll and share based payment reflecting the growth in the company activities resulting from an increase in the number of employees and an increase of NIS 0.7 million (approximately $0.18) in professional services due to increase in legal and investor and public relations expenses after our U.S. initial public offering, or IPO.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2017 was NIS 24.4 million (approximately $7.0 million), as compared to an operating loss of NIS 15.9 million (approximately $4.1 million) for the year ended December 31, 2016, an increase of NIS 8.5 million (approximately $2.9 million), or 53%.

As a result of the foregoing, our operating loss for the year ended December 31, 2016 was NIS 15.9 million (approximately $4.1 million), as compared to an operating loss of NIS 10.1 million (approximately $2.6 million) for the year ended December 31, 2015, an increase of NIS 5.8 million (approximately $1.5 million), or 58%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms in warrants that were issued to investors who participated in certain fund raising rounds, and exchange rate differences.

We recognized net financial expenses of NIS 3.8 million (approximately $1.1 million) for the year ended December 31, 2017, compared to net financial income of NIS 0.6 million (approximately $0.16 million) for the year ended December 31, 2016. The change is primarily due to the change in the fair value of the listed warrants granted in the IPO in 2016 and to the unregistered warrants granted in our registered direct offering in 2017.

We recognized net financial income of NIS 0.6 million (approximately $0.16 million) for the year ended December 31, 2016, compared to net financial expense of NIS 0.075 million (approximately $0.02 million) for the year ended December 31, 2015. The increase is primarily due to the change in the fair value of the listed warrant granted in the IPO.

Total Comprehensive Loss

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2017 was NIS 28.2 million (approximately $8.1 million), as compared to NIS 15.3 million (approximately $4.0 million) for the year ended December 31, 2016, an increase of NIS 12.9 million (approximately $4.1 million), or 84%.

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2016 was NIS 15.3 million (approximately $4.0 million), as compared to NIS 10.1 million (approximately $2.6 million) for the year ended December 31, 2015, an increase of NIS 5.2 million (approximately $1.3 million), or 51%.

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

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the TASE and on the NASDAQ and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Impairment of non-financial assets

We evaluate the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

Government grants

Government grants received from the Isreal-U.S. Binational Industrial Research and Development ("BIRD") Foundation are recognized upon receipt as a reduction in research and development expenses, as we evaluated that there is reasonable assurance that we will not be required to pay royalties, based on the best estimate of future sales using the original effective method.

IFRS 16,  Leases

In January 2016, the IASB issued IFRS 16, "Leases". According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to IFRS 16:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

●	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

For leases existing at the date of transition, IFRS 16 permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

We are currently evaluating the impact of implementing this guidance on our consolidated financial statements. In 2018, we will continue to assess the potential effect of IFRS 16 on our consolidated financial statements as well as its adoption methodology.

Financial Liabilities

Financial liabilities within the scope of IAS 39 are initially measured at fair value. After initial recognition, other liabilities are measured according to their terms at amortized cost using the effective interest method, taking into account directly attributable transaction costs.

The warrants were classified as a financial liability at fair value measured by quoted price and are marked to market through profit or loss in accordance with IAS 39.

Issue of a Unit of Securities

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

B	Liquidity and Capital Resources

Overview

During the year ended December 31, 2017, we funded our operations principally with NIS 47.3 million (approximately $12.7 million) from the issuance of ordinary shares and warrants in 2016 and 2017. As of December 31 2017, we had NIS 27.7 million (approximately $8.0 million) in cash and cash equivalents and marketable securities.

The table below presents our cash flows:

	Year ended December 31,
	2015	2016	2017	2015*	2016*	2017*
	(in thousands of NIS)			(in thousands of USD)
Net cash used in operating activities	(7,710)	(14,412)	(17,770)	(1,975)	(3,748)	(5,126)

Net cash provided by (used in) Investing activities	3,175	(18,012)	10,091	814	(4,684)	2,910

Net cash provided by financing activities	6,396	34,924	15,813	1,639	9,083	4,562

Net increase in cash and cash equivalents	1,791	2,366	7,455	459	615	2,150

* USD presented as convenience translation using year end 2017, 2016, 2015 NIS/USD exchange rate of: NIS 3.467, NIS 3.845 and NIS 3.902, respectively.

Operating Activities

Net cash used in operating activities was NIS 17.7 million (approximately $5.1 million) for the year ended December 31, 2017, compared with net cash used in operating activities of approximately NIS 14.4 million (approximately $3.7 million) for the year ended December 31, 2016.

Net cash used in operating activities was NIS 14.4 million (approximately $3.7 million) for the year ended December 31, 2016, compared with net cash used in operating activities of approximately NIS 7.7 million (approximately $2.0 million) for the year ended December 31, 2015. The increases in such periods are primarily due to increases in research and development expenses.

Investing Activities

Net cash provided by investing activities of NIS 10.1 million (approximately $2.9 million) during 2017 primarily reflects net proceeds from short term deposits and marketable securities.

Net cash used in investing activities of NIS 18.0 million (approximately $4.7 million) during 2016 primarily reflects increase in short term deposits.

Net cash provided by investing activities of NIS 3.1 million (approximately $0.8 million) during 2015 primarily reflects sales of marketable securities measured at fair value through profit and loss.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2017, 2016 and 2015 consisted of NIS 15.8 million (approximately $4.6 million), NIS 34.9 million (approximately $9.1 million) and NIS 6.4 million (approximately $1.6 million) respectively, of net proceeds, mainly from the issuance of ordinary shares (including ordinary shares represented by ADSs) and warrants.

In March 2016, we issued an aggregate of 5,783,437 ordinary shares pursuant to a private placement, at a price of NIS 1.39 (approximately $0.36) per share. In addition, we issued warrants to purchase up to 1,927,801 ordinary shares, which had an exercise price of NIS 2.1 (approximately $0.54) per warrant. The warrants expired on March 7, 2018.

 In August 2016, we issued an aggregate of 1,292,308 ADSs and listed warrants to purchase 1,035,121 ADSs in our IPO, at a price of $6.50 per ADS resulting in gross proceeds of approximately $8.4 million..

On September 11, 2017, we sold to certain accredited investors an aggregate of 531,136 ADSs in a registered direct offering at $8.10 per ADS resulting in gross proceeds of approximately $4.3 million. In addition, we issued to the investors unregistered warrants to purchase 265,568 ADSs in a private placement.

On January 31, 2018, we sold to certain institutional investors an aggregate of 484,848 ADSs in a registered direct offering at $8.25 per ADS resulting in gross proceeds of approximately $4.0 million. In addition, we issued to the investors unregistered warrants to purchase 266,667 ADSs in a private placement.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 17.8 million (approximately $5.1 million) at December 31, 2017. We have never generated any revenue from the sale or licensing of our products and we do not expect to generate significant revenue within the next year at least.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until at least the end of the first quarter of 2019. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and our ApoTainer collection kits. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, our ApoTainer collection kits and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop from our ApoGraft technology platform;

●	the scope, progress, results and costs of researching and developing our ApoGraft technology platform and any future products, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any products are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the costs of in-licensing further patents and technologies;

●	the cost of development of in-licensed technologies;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

5.C	Research and Development, Patents and Licenses

See above, under Item 5A – “Operating Results”.

5.D	Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

5.E	Off-Balance Sheet Arrangements

We participated in programs sponsored by the Israel-United States Binational Industrial Research and Development Foundation (BIRD) for the support of research and development activities. We are obligated to pay royalties to BIRD, amounting to 5% of the gross sales of the products and other related revenues developed from such activities, up to an amount of 150% from the grant received from BIRD by us indexed to the U.S. consumer price index.

As of December 31, 2017, we received an aggregate grant of $120,000 from the BIRD Foundation in support of the development and commercialization of our stem cell selection technology in collaboration with Entegris. Subject to the successful completion of different milestones, we expect to receive additional grants in the future.

5.F	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations in NIS	492	407	85	-	-
Operating Lease Obligations in $	142	117	25	-	-

The operating lease obligations in the foregoing table include our commitments under the lease agreements for our facility in Kfar Saba. See “Item 4. Information on the Company — Property, Plant and Equipment.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Senior Management

We are managed by a board of directors, which is currently comprised of eight members, and our senior management. Each of our members of senior management is appointed by our board of directors. The table below sets forth our directors and senior management. The business address for each of our directors and senior management is c/o Cellect Biotechnology Ltd. 23 Hata’as Street, Kfar Saba, Israel 44425.

Name	Age	Position
Kasbian Nuriel Chirich	59	Chairman of the Board of Directors
Dr. Shai Yarkoni	59	Chief Executive Officer and Director
Eyal Leibovitz	56	Chief Financial Officer
Dr. Ronit Bakimer-Kleiner	56	Chief Development Officer
Abraham Nahmias(1)(2)(3)	62	Director
Dr. Ruth Ben Yakar	48	Director
Yuval Berman(1)(2)(3)	51	External Director
Michael Berelowitz(1)	73	Director
Ruhama Avraham(1)(2)(3)	54	External Director
David Braun(1)	46	Director

(1)	Indicates independent director under NASDAQ rules.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation Committee.

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

Dr. Ronit Bakimer-Kleiner has served as our Chief Development Officer since November 2017. Prior to joining us, from 2008 to 2017, Dr. Bakimer-Kleiner served as General Manager of Cognate Bioservices Israel, a contract bioservices organization focused on the regenerative medicine and cell therapy market. Prior to that from 2006 to 2008, Dr. Bakimer-Kleiner was Laboratory Director at the International Center for Cell Therapy & Cancer at Tel Aviv Sourasky Medical Center and from 1997 to 2006 held various positions at Proneuron Biotechnologies including Director of Cell Therapy. Dr. Bakimer-Kleiner holds a B.Sc. in Life Sciences from Tel Aviv University and a M.Sc. and Ph.D. in Immunology from Ben-Gurion University followed by 4 years post-doc at The Weizmann Institute of Science.

Abraham Nahmias has served as a member of our board of directors since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (NASDAQ: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

Dr. Ruth Ben Yakar has served as a member of our board of directors since July 2014. Dr. Ben Yakar has over 24 years of experience in the biomedical field, including 17 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical development, and research activities. Since December 2014, Dr. Ben Yakar has served as the CEO and a director at BioSight Ltd., a clinical-phase biotech company. Since September 2016, Dr. Ben-Yakar has served on the board of directors of Biondvax (NASDAQ: BVXV) and she is also a business consultant to several biomed companies, and a guest lecturer at Lahav, the Recannati Business School of Tel-Aviv University. From 2012 until 2014, Dr. Ben Yakar served as the CEO of Procognia, a biotech company traded on the TASE and from November 2014 to April 2017 she was a director at SHL Medicine (SIX Swiss Exchange: SHLTN). Additionally, from 2012 until 2015, Dr. Ben Yakar was a director at Israel Advanced Technology Industries or IATI. Prior to that, Dr. Ben Yakar served as the CEO of Thrombotech, where she led a multi-center phase II clinical trial and led the company to acquisition. She also served as the Chief Business Officer of YEDA, the technology transfer company of the Weizmann Institute of Science, responsible for the commercialization of the WIS technologies, and was Vice President in several Biotech companies where she led diverse product development activities and clinical and pre-clinical R&D projects. Dr. Ben Yakar holds a PhD Cum Laude from the Weizmann Institute of Science. Her research, in the field of oncology, yielded several prestigious publications and awards.

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

Michael Berelowitz has served as a member of our board of directors since March 2017. Since 2011, Dr. Berelowtiz has been self-employed as a biopharmaceutical consultant. From 2009 to 2011, Dr. Berelowitz served as Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit at Pfizer, Inc. From 1996 to 2009, he served in various other roles at Pfizer, Inc., beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to 1996, Dr. Berelowitz spent a number of years in academia. Dr. Berelowitz also serves on the board of directors of Recro Pharma Inc. (NASDAQ: REPH), a clinical stage specialty pharmaceutical company, Kamada Ltd. (NASDAQ: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, and previously served as a director of Oramed Pharmaceuticals Inc. from June 2010 until August 30, 2016. Among his public activities, Dr. Berelowitz has served on the board of directors of the American Diabetes Association, the Clinical Initiatives Committee of the Endocrine Society, and has chaired the Task Force on Research of the New York State Council on Diabetes. He has also served on several editorial boards, including the Journal of Clinical Endocrinology and Metabolism and Endocrinology, Reviews in Endocrine and Metabolic Disorders and Clinical Diabetes. Dr. Berelowitz has authored and co-authored more than 100 peer-reviewed journal articles and book chapters in the areas of pituitary growth hormone regulation, diabetes and metabolic disorders. Dr. Berelowitz holds adjunct appointments as Professor of Medicine in the Divisions of Endocrinology and Metabolism at SUNY - Stony Brook and Mt. Sinai School of Medicine in New York.

Ruhama Avraham, has served as a member of our board of directors since December 2017. Ms. Avraham is a former member of the Knesset with a distinguished political career. Since 2013, Ms. Avraham has been providing strategic support and consulting to enterprises and organizations such as Manufacturers Association of Israel, Bank Hapoalim, Giza Singer Even Ltd., Coca Cola and Skylock, Nefesh B’nefesh and World ORT. Since 2017, Ms. Avraham serves as external director of Minrav Holdings Ltd. and Canada’s Sky Line and was previously an external director of B. Yair Building Corp. Prior to that after her election to the Knesset, from 2003 to 2013, Ms. Avraham served in various political and governmental roles in Israel including Minister of Tourism, Acting Minister of the Interior, Deputy Knesset Speaker and Member of Knesset as the Opposition Chairwoman, Member of the Financial Committee and Member of the Foreign Affairs and Defense Committee. She received her bachelor’s degree in social science from Bar-Ilan University, and an MBA in Organizational Management and HR Management from the Peres Academic Center.

David Braun has served as a member of our board of directors since December 2017. Mr. Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2007 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

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

Professor Corey Cutler is a hematologist affiliated with the Dana-Farber Cancer Institute and the Brigham and Women’s Hospital. He is also Associate Professor, Medicine at Harvard Medical School.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B.	Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries to our directors and senior management with respect to the year ended December 31, 2017 was approximately $2.5 million.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Base Salary (NIS in thousands) (including social allowance)	Variable Compensation (1) (NIS in thousands)		Equity-Based Compensation (2) (NIS in thousands)	Other (NIS in thousands)	Total(3) (NIS in thousands)	Convenience translation into USD in thousands (6)
Kasbian Nuriel Chirich, Chairman of the Board of Directors	551	126		995	12	1,684	486
Dr. Shai Yarkoni, Chief Executive Officer & Director	1,138	378		2,111	7	3,634	1,048
Eyal Leibovitz, Chief Financial Officer	922	278	(5)	884	10	2,094	604
Dr. Yaron Pereg Chief Development Officer(4)	553	-		46	16	615	177
Dr. Amotz Nechushtan, Vice President Research and Development	516	-		60	-	576	166

(1)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments for the year ended December 31, 2017 (including any cash bonuses paid in 2018). Cash bonuses are intended to promote our work plan and business strategy by rewarding senior office holders for achievement of business and financial goals through team work and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) progress in our ongoing Phase I/II clinical trial, (ii) completion of strategic and supplier transactions, (iv) raising funds, and (v) strengthening of the board.
(2)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in note 12 to the consolidated financial statements.
(3)	All amounts reported in the table are in terms of cost to us.
(4)	Dr. Pereg ceased serving as our Chief Development Officer on October 25, 2017.
(5)	Includes a one-time payment of NIS 42,000 for services performed for us prior to commencing employment.
(6)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2017 at the rate of one U.S. dollar per NIS 3.467.

Compensation of Directors

As approved by our shareholders at our 2016 annual meeting of shareholders, in connection with their services as directors of the Company, each of our directors from time to time, including external directors, is entitled to an annual payment of NIS 25,000, plus value-added tax, or VAT, if applicable, payable quarterly at the end of each quarter. In addition, in accordance with the companies regulations (rules regarding compensation and expenses to external directors) - 2000, each of our directors are entitled to receive an average payment of NIS 1,300 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Compensation of External Directors

Each of our external directors is entitled to an annual amount of NIS 25,000, plus VAT, if applicable, payable in quarterly installments at the end of each quarter. In addition, in accordance with the companies regulations (rules regarding compensation and expenses to external directors) - 2000, each of our external directors are entitled to receive an average payment of NIS 1,300 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors & Financial Experts” below.

Employment Agreements with Senior Management

Our senior management are employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant member of senior management, during which time such person will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Risk Factors — Risks Related to Our Operations in Israel.”

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Chairman of the Board of Directors Agreement with Kasbian Nuriel Chirich

On April 30, 2013, we entered into a Chairman of the board of directors agreement with Kasbian Nuriel Chirich, employing him on a part-time basis as Chairman of the board of directors. Mr. Chirich’s current monthly salary is NIS 35,000. Mr. Chirich is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses. The agreement originally had a term of 36 months and was renewable for additional terms of 36 months subject to any approvals that are required by law. The agreement is terminable by either party upon 180 days prior written notice and is terminable immediately by Cellect Biotherapeutics for cause as such term is defined in the employment agreement.

On July 24, 2016, we entered into an amendment to the employment agreement with Mr. Chirich. As part of the amendment, we extended the employment agreement for a further 36 months. Pursuant to the terms of the amendment, Mr. Chirich will continue to be employed on a part-time basis, consisting of at least 75% of his time, as the Chairman of the board of directors of the Company. The amendment provided for an increase in Mr. Chirich’s monthly salary to up to NIS 35,000 and an annual bonus of up to NIS 100,000 for the year 2016 if certain objectives were met. In addition, Mr. Chirich will be entitled to an allocation to a manager’s insurance policy, pension plan, study fund and disability insurance.

On August 26, 2015, we granted options to purchase 72,000 ordinary shares to Mr. Chirich. The options are exercisable at NIS 1.90 per share and expire on August 26, 2025. The options vest each quarter from the date of grant over three years in twelve equal installments.

On February 28, 2017, we granted options to purchase 1,442,729 ordinary shares to Mr. Chirich. The options are exercisable at NIS 1.20 per share and expire on February 27, 2027. The options vest over a period of 48 months, with one quarter vesting 12 months from the grant date and the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning 12 months from the grant date.

Employment Agreement with Shai Yarkoni

On April 30, 2013, we entered into an employment agreement with Dr. Shai Yarkoni employing him on full-time basis as Chief Executive Officer. Dr. Yarkoni’s current monthly salary is NIS 70,000. Dr. Yarkoni is entitled to an allocation to a manager’s insurance policy and study fund. Dr. Yarkoni is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses and a company car and mobile phone. The agreement has a term of 36 months and is terminable by either party upon 180 days prior written notice and terminable immediately by us for cause as such term is defined in the employment agreement.

On July 24, 2016, we entered into an amendment to the employment agreement with Dr. Yarkoni. As part of the amendment, we extended the employment agreement for a further 36 months. The amendment provided for an increase in Dr. Yarkoni’s monthly salary to up to NIS 70,000 and an annual bonus of up to five monthly salaries for the year 2016 if certain objectives were met.

On September 8, 2014, we granted options to purchase 1,200,000 ordinary shares to Dr. Yarkoni. The options are exercisable at a price of NIS 1.40 per share. The options vested each quarter from the date of grant over three years in twelve equal installments and are fully vested. The options expire on September 8, 2024.

On August 26, 2015, we granted options to purchase 72,000 ordinary shares to Dr. Yarkoni. The options are exercisable at NIS 1.90 per share and expire on August 26, 2025. The options vest each quarter from the date of grant over three years in twelve equal installments.

On February 28, 2017, we granted options to purchase 3,024,040 ordinary shares to Dr. Yarkoni for his service on the board of directors. The options are exercisable at NIS 1.20 per share and expire on February 27, 2027. The options vest over a period of 48 months, with one quarter vesting 12 months from the grant date and the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning 12 months from the grant date.

Employment Agreement with Eyal Leibovitz

On October 25, 2016, we entered into an employment agreement with Eyal Leibovitz, employing him on full-time basis as Chief Financial Officer effective December 31, 2016. Mr. Leibovitz’s current monthly salary is NIS 52,500. In addition, Mr. Leibovitz will be entitled to an annual bonus equal up to 5 months’ salary based upon the completion of certain targets to be determined by the compensation committee and the board of directors, commencing in 2017 and thereafter. Mr. Leibovitz is entitled to an allocation to a manager’s insurance policy and study fund. Mr. Leibovitz is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, professional fees, director and officer insurance and a company car and mobile phone. The agreement is terminable by either party upon 90 days prior written notice and terminable immediately by us for cause as such term is defined in the employment agreement.

In addition, pursuant to the employment agreement, we granted to Mr. Leibovitz options to purchase 1,936,503 ordinary shares at an exercise price of NIS 0.819 per share. The options vest on a quarterly basis in equal installments over 36 months. In the case of termination of the employment agreement not due to a material breach as defined therein, the vested options shall be exercisable for a period of 12 months from the date of termination. In addition, the employment agreement provided that upon the earlier of one year from the date of the option grant or such time as an analyst from a reputable investment bank in the U.S. publishes a favorable analyst report, Mr. Leibovitz will be entitled to an additional option to purchase 107,584 ordinary shares. These options were granted on January 1, 2018.

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

In addition, in September 2014, we granted to Dr. Ben Yakar options to purchase 100,000 ordinary shares at an exercise price of NIS 1.40 per share. The options vested on a quarterly basis in equal installments over 36 months and are fully vested. The options expire on September 28, 2025.

On August 26, 2015, we granted options to purchase 72,000 ordinary shares to Dr. Ben Yakar. The options are exercisable at NIS 1.90 per share and expire on August 26, 2025. The options vest each quarter from the date of grant over three years in twelve equal installments.

On February 28, 2017, we granted options to purchase 78,000 ordinary shares to Dr. Ben Yakar. The options are exercisable at NIS 1.20 per share and expire on February 27, 2027. The options vest over a period of 48 months, with one quarter vesting 12 months from the grant date and  the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning 12 months from the grant date.

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

All of our directors other than Dr. Shai Yarkoni, Kasbian Nuriel Chirich and Dr. Ruth Ben Yakar are independent under NASDAQ rules. The definition of independent director under the NASDAQ rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders, while independent directors may be elected by an ordinary majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least five and not more than eight directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of six members, including our non-executive Chairman of the board of directors.

Under a founders agreement among Kasbian Nuriel Chirich, our Chairman, Dr. Shai Yarkoni, our Chief Executive Officer and director, and Dr. Nadir Askenasy, our former Chief Technology Officer, each founder holding at least 30% of our share capital shall be entitled to recommend the appointment of one director (and remove any director so appointed). In addition, under a voting agreement among Kasbian Nuriel Chirich and Dr. Shai Yarkoni, the parties agreed to coordinate their votes with respect to any vote taken of our shareholders. See “Related Party Transactions” below. We are not a party to this founders agreement or voting agreement and are not bound by it. Other than our two external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors. See “— External Directors” below. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel.

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

Chairman of the Board

Our articles of association provide that the Chairman of the board of directors is appointed by the members of the board of directors and serves as Chairman of the board of directors throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the Chairman of the board of directors, and the Chairman or a relative of the Chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting (not including abstaining shareholders); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

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

Ruhama Avraham and Yuval Berman have served as our external directors since 2017 and 2009 respectively, and both have the requisite accounting and financial expertise. Ruhama Avraham was elected to serve from December 13, 2017 to December 12, 2020. Yuval Berman was initially elected to serve from August 27, 2009 to August 27, 2012, reelected to serve an additional term from August 27, 2012 and until August 27, 2015 and reelected to serve a final term from August 27, 2015 until August 27, 2018

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

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

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, except as provided below, provided that either:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company. Additionally, the Israeli Minister of Justice, in consultation with the ISA, may determine matters that under certain conditions will not constitute a business relationship or competition with the company; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

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

Audit Committee

Our audit committee consists of Abraham Nahmias along with our two external directors, Ruhama Avraham and Yuval Berman. Mr. Berman serves as Chairman of the audit committee.

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

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ corporate governance rules. Our board of directors has determined that Yuval Berman and Abraham Nahmias are audit committee financial experts as defined by the SEC rules, have the requisite financial sophistication as required by the NASDAQ corporate governance rules.

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

Our board of directors has adopted an audit committee charter which became effective upon the listing of our ADSs and warrants on NASDAQ that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing rules of NASDAQ, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

●	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to our board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law” below), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Financial Statement Examination Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements, unless the board of directors of such company opts for an exemption under relevant regulations promulgated under the Israeli Companies Law, as our board of directors has done. Accordingly, in July 2016 our board of directors adopted a resolution that our audit committee is assigned the responsibilities and duties of the financial statements examination committee. From time to time as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditors are invited to attend all meetings of audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee and Compensation Policy

Our compensation committee consists of Abraham Nahmias along with our two external directors, Ruhama Avraham and Yuval Berman. Mr. Berman serves as Chairman of the compensation committee.

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

Pursuant to the Companies Law, following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the compensation policy at our annual general meeting of shareholders that was held in January 2017.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the compensation of the other employees of the company, including those employed through manpower companies, in particular the ratio between such cost and the average and median compensation of the other employees of the company, as well as the impact such disparities may have on the work relationships in the company;

●	the possibility of reducing variable compensation, if any, at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, if any, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include:

●	a link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the Chief Executive Officer of the company need not be brought to approval of the shareholders.

Our compensation committee's responsibilities include:

●	reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other executive officers;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers including evaluating their performance in light of such goals and objectives;

●	reviewing and approving the granting of options and other incentive awards; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor in accordance with the recommendation of the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

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

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee, as the case may be, the board of directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder (collectively referred to as a Transaction with a Controlling Shareholder). In addition, such shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approving the transaction, excluding abstentions; or
●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification, which ours do:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be reasonably foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding; and (b) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law 5728-1968, or the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure an office holder against the aforementioned liabilities as well as the following liabilities:

●	a breach of duty of care to the company or to a third party;

●	any other action against which we are permitted by law to insure an office holder;

●	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendments), 5771-2011, or the Efficiency of Enforcement Procedures, and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

●	a financial liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, administrative fine or ransom or levied against the office holder.

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

As of December 31, 2017, we had twenty four full-time employees. These employees are comprised of eighteen in research and development and six employees in management, finance and administration. From time to time, we also employ independent contractors to support our operations. Our employees are not represented by any collective bargaining agreements and we have never experienced an organized work stoppage. All our employees are located in Israel.

E.	Share Ownership.

Stock Option Plans

Equity Compensation Plan

We maintain our 2014 Cellect Option Plan, which was originally adopted by our board of directors in February 2014 and is scheduled to expire in February 2024. The 2014 Cellect Option Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2017, options to purchase 10,638,969 ordinary shares were outstanding and up to 422,170 ordinary shares are available for issuance. Of such outstanding options, options to purchase 3,106,084 ordinary shares are exercisable as of December 31, 2017, with a weighted average exercise price of NIS 1.34 per share, and will expire 10 years from the date of grant, during the years 2024 – 2027.

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

See also Item 7.A below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 12, 2018 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 12, 2018 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 130,192,799 ordinary shares outstanding (which excludes 2,641,693 shares held in treasury) on March 12, 2018.

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

	Number of Shares Beneficially	Percentage Ownership
Directors and Senior Management
Kasbian Nuriel Chirich (1)	33,525,972	25.6%
Dr. Shai Yarkoni (2)	33,525,972	25.6%
Eyal Leibovitz (3)	819,267	*
Dr. Ronit Bakimer-Kleiner (4)	-	-
Abraham Nahmias (5)	91,500	*
Ruth Ben Yakar (6)	191,500	*
Yuval Berman (7)	91,500	*
Michael Berelowitz (8)	37,500	*
Ruhama Avraham (9)	-	-
David Braun (9)	-	-
Directors and Senior Management as a group (10 persons)	34,757,239	26.4%
More than 5% Shareholders
Michael Ilan Management and Investments Ltd. (10)(11)	14,962,470	11.4%
Nadir Askenasy (12)	6,858,585	5.3%
Shlomit Askenasy (12)	6,858,584	5.3%

*	Less than 1%

(1)	Represents (i) 16,425,600 ordinary shares owned by Mr. Chirich, (ii) 12,420 ADS representing 248,400 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (iv) options to purchase 360,682 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (v) 16,419,290 ordinary shares beneficially owned by Dr. Yarkoni over which Mr. Chirich has shared voting power pursuant to a voting agreement. Excludes options to purchase 1,082,047 ordinary shares that vest in more than 60 days from March 12, 2018.

(2)	Represents (i) 14,095,740 ordinary shares owned by Dr. Yarkoni, (ii) 14,777 ADS representing 295,540 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 ordinary shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 756,010 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (vi) 17,106,682 ordinary shares beneficially owned by Mr. Chirich over which Dr. Yarkoni has shared voting power pursuant to a voting agreement. Excludes options to purchase 2,268,030 ordinary shares that vest in more than 60 days from March 12, 2018.

(3)	Represents (i) 7,500 ordinary shares owned by Mr. Leibovitz, and (ii) options to purchase 811,767 ordinary shares at an exercise price of NIS 0.819 per share and expiring on October 26, 2026 and November 20, 2027. Excludes options to purchase 1,232,320 ordinary shares that vest in more than 60 days from January March 12, 2018.

(4)	Excludes options to purchase 74,000 ordinary shares that vest in more than 60 days from March 12, 2018.

(5)	Represents (i) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, and (ii) options to purchase 19,500 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027. Excludes options to purchase 58,500 ordinary shares that vest in more than 60 days from March 12, 2018.

(6)	Represents (i) options to purchase 100,000 ordinary shares at an exercise price of NIS 1.40 per share and expiring on September 28, 2024, (ii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (iii) options to purchase 19,500 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027. Excludes options to purchase 58,500 ordinary shares that vest in more than 60 days from March 12, 2018.

(7)	Represents (i) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (ii) options to purchase 19,500 ordinary shares at an exercise price of NIS 1.437 per share and expiring on December 12, 2027. Excludes options to purchase 58,500 ordinary shares that vest in more than 60 days from March 12, 2018.

(8)	Represents options to purchase 37,500 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027. Excludes options to purchase 112,500 ordinary shares that vest in more than 60 days from March 12, 2018.

(9)	Excludes options to purchase 150,000 ordinary shares that vest in more than 60 days from March 12, 2018.

(10)	Based on information publically available from the Israeli Registrar of Companies, this entity is under control of, and affiliated with Mr. Michael Ilan and Pazit Ilan Berkowitz.

(11)	Represents (i) 14,385,540 ordinary shares owned by Michael Ilan Management and Investment Ltd., and (ii) 28,846 ADS representing 576,930 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on August 3, 2021.

(12)	To our knowledge, Mr. Askenasy transferred half of his ordinary shares to Ms. Askenasy, his former spouse.

To our knowledge, from the date immediately prior to our U.S. initial public offering on August 3, 2016 to March 12, 2018, the ownership percentage of Kasbian Nuriel Chirich decreased by 7.2% from 20.3% to 13.1%, the ownership percentage of Shai Yarkoni decreased by 5.7% from 18.1% to 12.4% during such period (in each case of Mr. Chirich and Dr. Yarkoni without giving effect to the voting agreement they are party to), the ownership percentage of Michael Ilan Management and Investments Ltd. decreased by 9.4% from 20.9% to 11.5% and the ownership percentage of Nadir Askenasy decreased by 11.6% from 16.9% to 5.3%.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 20 ordinary shares. As of March 12, 2018, BNY held 129,830,140 ordinary shares representing 99.8% of the outstanding share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

None of our shareholders has different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of us.

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

Founders Agreement and Voting Agreement

On June 1, 2011, Kasbian Nuriel Chirich, our Chairman, Dr. Shai Yarkoni, our Chief Executive Officer and director, and Dr. Nadir Askenasy, our former Chief Technology Officer entered into a founders agreement with respect to Cellect Biotherapeutics, our subsidiary. Subsequently, on May 16, 2013, the parties to the founders agreement entered into an agreement pursuant to which it was agreed that the founders agreement will apply to the parties with respect to us following the merger which closed on July 1, 2013.

Under the founders agreement, each founder holding at least 30% of our share capital shall be entitled to recommend the appointment of one director (and remove any director so appointed). The founders agreement also provides pre-emptive rights, rights of first refusal, co-sale rights and bring along rights among the founders subject to certain permitted transfers.

Under a voting agreement dated August 14, 2017, among Dr. Shai Yarkoni and Kasbian Nuriel, the parties agreed to coordinate their votes with respect to any vote taken of our shareholders.

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors. We have entered into indemnification and exculpation agreements with each of our current office holders and directors, exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this offering, to the extent such liabilities are not covered by insurance. See “Management —  Exculpation, Insurance and Indemnification of Directors and Officers.”

Employment and Service Agreements

We have employment, service or related agreements with certain members of senior management and directors. See “Item 6.B. Compensation”.

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6.B. Compensation” and “Item 7.A. Major Shareholders”. We describe our option plans under “Item 6.E. Share Ownership” and “Item 7.A. Major Shareholders”.

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

On July 29, 2016, our ADSs and warrants, commenced trading on The Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the Tel Aviv Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on The Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2016 (from July 29, 2016)	5.300	2.660
Quarterly:
First Quarter 2018 (through March 12, 2018)	9.990	7.110
Fourth Quarter 2017	9.300	6.520
Third Quarter 2017	10.060	6.250
Second Quarter 2017	10.360	7.600
First Quarter 2017	10.900	3.068
Fourth Quarter 2016	4.630	2.660
Third Quarter 2016 (from July 29, 2016)	5.300	4.390
Most Recent Six Months:
March 2018 (through March 12, 2018)	7.600	7.110
February 2018	8.400	7.210
January 2018	9.990	7.120
December 2017	8.679	6.520
November 2017	8.679	7.130
October 2017	9.300	7.820
September 2017	10.060	7.800

On March 12, 2018, the last reported sales price of the ADSs on The Nasdaq Capital Market was $7.50 per ADS.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our listed warrants on The Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per
	Warrant
	High	Low

Annual:
2016 (from July 29, 2016)	0.970	0.520
Quarterly:
First Quarter 2018 (through March 12, 2018)	2.850	2.000
Fourth Quarter 2017	3.140	1.854
Third Quarter 2017	3.000	1.470
Second Quarter 2017	3.290	1.750
First Quarter 2017	3.644	0.380
Fourth Quarter 2016	0.850	0.520
Third Quarter 2016 (from July 29, 2016)	0.970	0.525
Most Recent Six Months:	2.850	1.900
March 2018 (through March 12, 2018)	2.120	2.000
February 2018
January 2018	2.850	1.900
December 2017	3.140	1.990
November 2017	2.700	1.990
October 2017	2.800	1.854
September 2017	3.000	2.230
August 2017	2.530	1.470

On March 12, 2018, the last reported sales price of the listed warrants on The Nasdaq Capital Market was $2.00 per warrant.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs and warrants are listed on The Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 520036484.

Articles of Association

The following are summaries of material provisions of our articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Purposes and Objects of the Company

Our purpose is set forth in Section 2 of our articles of association and includes every lawful purpose.

Registration Number

Our number with the Israeli Registrar of Companies is 520036484.

Voting Rights

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholders meeting. Shareholders may vote at shareholders meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholders meeting. The board of directors shall determine and provide a record date for each shareholders meeting and all shareholders at such record date may vote. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of a simple majority of our shares represented and voting at a general meeting.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. See “Shares Eligible for Future Sale” with respect to the applicable U.S. law. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or Israeli law, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

The Powers of the Directors

Our board of directors directs our policy and supervises the performance of our Chief Executive Officer. Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders.

Amendment of Share Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits, require a resolution of our board of directors and court approval.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors and in accordance with the Companies Law and its Regulations. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment and dismissal of directors and external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

●	authorizing the Chairman of the board of directors or his relative to act as the company’s Chief Executive Officer or act with such authority; or authorize the company’s Chief Executive Officer or his relative to act as the Chairman of the board of directors or act with such authority

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting. In the event the agenda of the meeting includes the manners specified under bullets 3, 4, 5, 7 and 9 above, or the approval of transactions with office holders or interested or related parties, a notice must be provided at least 35 days prior to the meeting.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties, that require shareholder approval;

●	an approval of a merger;

●	authorizing the Chairman of the board of directors or his relative to act as the company’s Chief Executive Officer or act with such authority; or authorize the company’s Chief Executive Officer or his relative to act as the Chairman of the board of directors or act with such authority;

●	any other matter that is determined in the articles of association to be voted on by way of a written ballot. Our articles of association do not stipulate any additional matters; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

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

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Any of our shareholders may request to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights, so long as prior to the acceptance of the full tender offer, the acquirer and the company disclosed the information required by law in connection with the full tender offer. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under regulations enacted pursuant to the Companies Law, the above special tender offer requirements may not apply to companies whose shares are listed for trading on a foreign stock exchange if, among other things, the relevant foreign laws or the rules of the stock exchange, include provisions limiting the percentage of control which may be acquired or that the purchaser is required to make a tender offer to the public. However, the ISA’s opinion is that such leniency does not apply with respect to companies whose shares are listed for trading on stock exchanges in the United States, including NASDAQ, which do not provide for sufficient legal restrictions on obtaining control or an obligation to make a tender offer to the public, therefore the special tender offer requirements shall apply to such companies.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, and “Item 7A. Major Shareholders” or Item 7B. “Related Party Transactions” above.

U.S. IPO

On July 29, 2016, we entered into an underwriting agreement with H.C. Wainwright & Co., LLC, or Wainwright, as the representative of the underwriters named therein and book-running manager with respect to the public offering of our ADSs and warrants that were offered under a registration statement (Registration No. 333-212432). On August 3, 2016, we sold an aggregate of 1,292,308 ADSs and warrants to purchase 969,231 ADSs to the underwriters in the public offering. Additionally, the underwriters’ over-allotment option was partially exercised by the underwriters for the purchase of warrants to purchase 65,890 ADSs. The net proceeds to the Company were approximately $7.6 million (after deducting underwriters’ fees).

September 2017 Financing

On September 7, 2017, we entered into Securities Purchase Agreements, or the 2017 Purchase Agreements, with certain accredited investors providing for the issuance of an aggregate of 531,136 ADSs in a registered direct offering at a purchase price of $8.10 per ADS for aggregate gross proceeds of approximately $4.3 million. The offering closed on September 11, 2017.

In addition, under the 2017 Purchase Agreements, the investors receives unregistered warrants to purchase an aggregate of 265,568 ADSs. The warrants may be exercised immediately for a period of twelve months from the date of issuance at an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The 2017 Purchase Agreements also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

We also entered into a letter agreement with Wainwright dated September 6, 2017, pursuant to which Wainwright agreed to serve as the placement agent for the Company in connection with the offering. We paid Wainwright a cash placement fee equal to 7% of the aggregate purchase price for the ADSs placed by the placement agent, plus a non-accountable expense allowance of $15,000 and up to $30,000 for certain expenses.  Wainwright also received compensation warrants on substantially the same terms as the investors in the offering, except the exercise price shall be $10.125 per ADS, in an amount equal to 5% of the aggregate number of ADSs sold in the offering that were placed by the placement agent.

January 2018 Financing

On January 29, 2018, we entered into Securities Purchase Agreements, or the 2018 Purchase Agreements, with certain institutional investors providing for the issuance of an aggregate of 484,848 ADSs in a registered direct offering at a purchase price of $8.25 per ADS for aggregate gross proceeds of approximately $4.0 million. The offering closed on January 31, 2018.

In addition, under the 2018 Purchase Agreements, the investors received unregistered warrants to purchase an aggregate of 266,667 ADSs. The warrants may be exercised immediately for a period of twelve months from the earlier of (i) the effectiveness date of a registration statement registering the shares underlying the warrants, and (ii) 6 months from the issuance date of the warrants, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Under the 2018 Purchase Agreements, we agreed to use best efforts to file, as soon as practicable (and in any case by February 28, 2018), a registration statement with the SEC registering the resale of the ordinary shares underlying the ADSs issuable upon exercise of the warrants and to use best efforts to cause such registration statement to be declared effective within 60 days following the closing date and to keep such registration statement effective at all times until no purchaser owns any underlying ordinary shares issuable upon exercise of the warrants. If such registration statement is not declared effective within 60 days of the closing date, we agreed to pay monthly registration delay payments of 1.5% of the purchase price paid by the investors up to an aggregate of 8% until such time that the registration statement is declared effective by the SEC.

Further, under the 2018 Purchase Agreements, we agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. In addition, the 2018 Purchase Agreements provide that for a period of one year following the closing of the offering, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the 2018 Purchase Agreements.

The 2018 Purchase Agreements also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

We also entered into a letter agreement, or the 2018 Placement Agent Agreement, with Wainwright dated January 15, 2018, pursuant to which Wainwright agreed to serve as the placement agent for us in connection with the offering. Under the letter agreement, we paid the Placement Agent a cash placement fee equal to 7% of the aggregate purchase price for the ADSs placed by the placement agent, plus a non-accountable expense allowance of $25,000.  Wainwright also received compensation warrants on substantially the same terms as the investors in the offering, except the exercise price shall be $10.31 per ADS, in an amount equal to 5% of the aggregate number of ADSs sold in the offering that were placed by the placement agent.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company; and

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares, ADSs and warrants. For this purpose, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs or warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state therein, or the District of Columbia; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; and (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs or warrants. This summary generally considers only U.S. Holders that will own our ordinary shares or ADSs or warrants as capital assets (generally, property held for investment). Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs or warrants by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the tax considerations that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances, or to U.S. Holders that are subject to special treatment under U.S. federal income tax law, including: (1) banks, life insurance companies, regulated investment companies, or other financial institutions or “financial services entities”; (2) brokers or dealers in securities or foreign currency; (3) persons who acquired our ordinary shares or ADSs or warrants in connection with employment or other performance of services; (4) U.S. Holders that are subject to the U.S. alternative minimum tax; (5) U.S. Holders that hold our ordinary shares or ADSs or warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) tax-exempt entities; (7) real estate investment trusts; (8) U.S. Holders that expatriate out of the United States or former long-term residents of the United States; or (9) U.S. Holders having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs or warrants representing 10% or more of our voting power or value. This discussion also does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift, generation-skipping, transfer, or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs or warrants, the tax treatment of such entity or arrangement treated as a partnership and each person treated as a partner thereof generally will depend upon the status and activities of the entity and such person. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares or ADSs or warrants.

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

Taxation of the Disposition of Ordinary Shares or ADSs or Warrants

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, upon the sale, exchange or other taxable disposition of our ordinary shares or ADSs or warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares or ADSs or warrants in U.S. dollars and the amount realized on the disposition in U.S. dollars (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares or ADSs or warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who owns shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company in which we are considered to own 25% or more of the shares by value) is passive; or

●	at least 50% of our assets, averaged quarterly over the year (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) and generally determined based upon value (provided we were not considered a “controlled foreign corporation” prior to the public offering) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. We believe that we were a PFIC for our 2017 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2018 or for any other taxable year. U.S. Holders who hold ordinary shares or ADSs or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “QEF”, or “mark-to-market” election. Upon request, we expect to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the non-electing U.S. Holder on the ordinary shares or ADSs or warrants in a taxable year in excess of 125% of the average annual distributions received by the non-electing U.S. Holder in the three preceding taxable years, or, if shorter, the non-electing U.S. Holder’s holding period for the ordinary shares or ADSs or warrants), and (ii) any gain realized on the sale or other disposition of such ordinary shares or ADSs or warrants. Under these rules:

●	the excess distribution or gain would be allocated ratably over the non-electing U.S. Holder’s holding period for such ordinary shares or ADSs or warrants;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to dividends and proceeds from a disposition of ordinary shares or ADSs or warrants. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares or ADSs or warrants, unless such ordinary shares or ADSs or warrants are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). U.S. Holders should consult their tax advisors as to the possible obligation to file such information reports in light of their particular circumstances.

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

Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-212432) for our initial U.S public offering of our ADSs and warrants, was July 28, 2016.  The offering with respect to our ADSs and warrants commenced on July 28, 2016 and was closed on August 3, 2016. H.C. Wainwright & Co., LLC was the book-running manager for the offering. We registered 1,292,308 American Depository Shares (ADSs), each representing 20 of our ordinary shares, and public warrants to purchase up to 969,231 ADSs, and granted the underwriters a 45-day option to purchase up to an additional 193,846 ADSs and/or warrants to purchase an additional 145,385 ADSs, at the public offering price, less underwriting discount, to cover over-allotments, if any.  The over-allotment option was partially exercised by the underwriters for the purchase of warrants to purchase 65,890 ADSs.

The gross proceeds received by us from this offering were approximately $8.4 million prior to deducting underwriting discounts, commissions and other estimated offering expenses.  Under the terms of the offering, we incurred aggregate underwriting discounts and commissions of approximately $0.6 million and expenses of approximately $0.2 million in connection with the offering, resulting in net proceeds to us of approximately $7.6 million. None of the expenses was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates

The primary purposes of this offering were to fund our Phase I/II single arm, open label clinical trial, perform a pivotal study, develop our ApoTainer selection kit product, advance the development of our Powered by Cellect technology platform for additional indications and for general research activities as well as for working capital and other general corporate purposes.

As of March 12, 2018, we have used approximately $3.7 million of the net proceeds of this offering for on-going R&D and clinical research, approximately $1.8 million to working capital and any other purposes.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management, including our CEO, and our CFO, are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2017.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2016.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of Ernst & Young Global for all services, including audit services, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2016	2017
(in thousands)
Audit fees (1)	$61	74
Audit-related fees	146	34
Tax fees (2)	19	6
All other fees	20	-

Total	$246	114

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

1.2	Certificate of Name Change of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

2.1	Form of Deposit Agreement between Cellect Biotechnology Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

Exhibit No.	Exhibit Description
2.4	Form of Underwriters' Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

4.1	Founders Agreement dated June 1, 2011 between Kasbian Nuriel Chirich, Dr. Shai Yarkoni, and Dr. Nadir Askenasy (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.2	Chairman of the Board Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.3	Employment Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.4	Cellect Biotechnology Ltd. 2014 Global Incentive Option Scheme (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.5	Joint Product Development Agreement dated June 17, 2015 between Cellect Biotechnology Ltd. and Entegris Inc (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.6

Amendment to Dr. Shai Yarkoni Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.8 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.7	Amendment to Kasbian Nuriel Chirich Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.9 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.8	Form of Underwriting Agreement (included as Exhibit 1.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 22, 2016, and incorporated herein by reference).

4.9	Form of Securities Purchase Agreement for the September 2017 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

Exhibit No.	Exhibit Description
4.10

Form of Warrant for the September 2017 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

4.11	Form of Securities Purchase Agreement for the January 2018 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.12	Form of Warrant for the January 2018 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

8.1	Subsidiaries of Cellect Biotechnology Ltd. (included as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

15.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel.*

101	The following financial information from Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CELLECT BIOTECHNOLOGY LTD.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

Date: March 19, 2018

CELLECT BIOTHECHNOLOGY LTD

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

NIS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Comprehensive Loss	F-4

Statements of Changes in Equity	F-5

Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Consolidated Financial Statements	F-8 – F-29

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

Cellect Biothechnology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cellect Biotechnology Ltd. and its subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “ consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company incurred losses totaling NIS 28,224 thousand and negative cash flow from operating activity totaling NIS 17,770 during the year ended December 31, 2017. Additionally, the Company has not yet generated revenues from its operations and is dependent on external sources for financing its operations. Due to these conditions, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2018	A Member of Ernst & Young Global

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except number of shares data

			Convenience
			translation
			(Note 2d)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	6,279	13,734	3,961
Short term deposits	19,660	-	-
Marketable securities	4,997	13,999	4,038
Other receivables	1,461	818	236

	32,397	28,551	8,235
LONG-TERM ASSETS:
Restricted cash	140	305	88
Other Long term receivables	-	173	50
Property, plant and equipment, net	1,373	1,344	388

	1,513	1,822	526

	33,910	30,373	8,761

CURRENT LIABILITIES:
Trade payables	1,401	1,703	491
Other payables	2,084	2,396	691

	3,485	4,099	1,182

NON CURRENT LIABILITIES:
Warrants to ADS	1,938	7,422	2,141

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS' EQUITY :
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2016, and 2017, Issued and outstanding: 107,628,485*) and 120,185,659*) shares as of December 31, 2016 and 2017, respectively.	-	-	-
Additional Paid In Capital	67,414	82,839	23,894
Share-based payments	6,217	9,381	2,706
Treasury shares	(9,425)	(9,425)	(2,718)
Accumulated deficit	(35,719)	(63,943)	(18,444)

	28,487	18,852	5,438

	33,910	30,373	8,761

*)       Net of 2,641,693 treasury shares of the Company, held by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except number of shares data

				Convenience translation Note 2d)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Research and development expenses, net	5,893	8,256	11,503	3,318

General and administrative expenses	4,204	7,968	12,930	3,729

Other Income	-	(280)	-	-

Total operating expenses	10,097	15,944	24,433	7,047

Operating loss	10,097	15,944	24,433	7,047

Financial income	(4)	(660)	(101)	(29)

Financial expenses	79	33	3,892	1,123

Total Comprehensive loss	10,172	15,317	28,224	8,141

Loss per share

Basic and diluted loss per share	0.137	0.168	0.252	0.073
Basic and diluted loss per ADS	2.74	3.36	5.04	1.46

Weighted average number of shares outstanding used to compute basic and diluted loss per share	74,475,109	91,128,516	111,968,663	111,968,663

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

In thousands, except number of shares data

	Share capital	Additional paid in capital	Treasury shares	Share based payments	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2015	-	30,904	(9,425)	1,710	(10,230)	12,959

Issuance of share capital net of issue costs (see Note 11a1)	-	5,596	-	696	-	6,292
Share-based payment	-	-	-	1,318	-	1,318
Exercise of share options		225		(121)		104
Total comprehensive loss	-	-	-	-	(10,172)	(10,172)

Balance as of December 31, 2015	-	36,725	(9,425)	3,603	(20,402)	10,501

Issuance of share capital net of issue costs (see Note 11a4)	-	30,682	-	1,062	-	31,744
Share-based payment	-	-	-	1,552	-	1,552
Exercise of share options	-	7	-	-	-	7
Total comprehensive loss	-	-	-	-	(15,317)	(15,317)

Balance as of December 31, 2016	-	67,414	(9,425)	6,217	(35,719)	28,487

Issuance of ADS net of issue costs (see Note 11a7)	-	11,693	-	80	-	11,773
Share-based payment	-	642	-	4,742	-	5,384
Exercise of share options and warrants	-	2,470	-	(1,038)	-	1,432
Expiration of share options	-	620	-	(620)	-	-
Total comprehensive loss	-	-	-	-	(28,224)	(28,224)

Balance as of December 31, 2017	-	82,839	(9,425)	9,381	(63,943)	18,852

Balance as of December 31, 2017 convenience translation in U.S. dollars (see Note 2d)	-	23,894	(2,718)	2,706	(18,444)	5,438

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Total Comprehensive Loss	(10,172)	(15,317)	(28,224)	(8,141)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:

Net financing expenses	69	134	532	154
Loss (Gain) from revaluation of financial assets presented at fair value through profit and loss	(2)	(106)	139	40
Depreciation and capital loss from sale of property, plant and equipment	71	350	372	107
Share-based payment	1,318	1,552	5,384	1,553
Changes in fair value of Traded and Non Traded Warrants To ADS	-	(1,235)	3,003	866

	1,456	695	9,430	2,720
Changes in asset and liability items:

Decrease (increase) in other receivables	(328)	(1,049)	470	136
Increase in other payables	1,333	1,259	407	117

	1,005	210	877	253

Cash paid and received during the year for:
Interest received	1	-	147	42

Net cash used in operating activities	(7,710)	(14,412)	(17,770)	(5,126)

Cash Flows from Investing Activities:

Proceeds received from the sale of fixed assets	77	95	-	-
Short term deposits, net	-	(19,530)	19,530	5,633
Restricted deposit	-	(120)	(165)	(47)
Marketable securities measured at fair value through profit and loss, net	3,430	2,808	(9,008)	(2,599)
Purchase of property, plant and equipment	(332)	(1,265)	(266)	(77)

Net cash provided by (used in) investing activities	3,175	(18,012)	10,091	2,910

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Cash Flows from Financing Activities:
Exercise of warrants and stock options into shares	104	7	1,432	414
Issuance of share capital and warrants, net of issue costs (see note 11)	6,292	34,917	14,381	4,148

Net cash provided by financing activities	6,396	34,924	15,813	4,562

Exchange differences on balances of cash and cash equivalents	(70)	(134)	(679)	(196)

Increase in cash and cash equivalents	1,791	2,366	7,455	2,150

Balance of cash and cash equivalents at the beginning of the year	2,122	3,913	6,279	1,811

Balance of cash and cash equivalents at the end of the year	3,913	6,279	13,734	3,961

(a) Non-cash activities:

Purchase of property, plant and equipment	692	58	77	22
Issuance costs	-	-	127	37

The accompanying notes are an integral part of the financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:- GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the "Company" or "Cellect") is incorporated in Israel. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the "Subsidiary") are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the NASDAQ Capital Market. Each ADS represents 20 ordinary shares.

On May 29, 2017, the Company announced that it received approval of the Israeli court to voluntarily delist the Company's ordinary shares from the Tel-Aviv Stock Exchange (TASE) in accordance with Section 350 to the Israeli Companies Law. The court approval followed the approval of the Company's shareholders on May 9, 2017. On June 7, 2017, the TASE announced that the last trading day in Tel Aviv will be on September 3, 2017, and that the de-listing date will be on September 5, 2017. As a result, on September 5, 2017, the Company's ordinary shares were voluntarily delisted from TASE. The ordinary shares of the Company continue to be listed on the NASDAQ Capital Market in the form of ADSs.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the year ended December 31, 2017, the Company incurred a net loss of NIS 28,224 ($8,141) and had negative cash flows from operating activities of NIS 17,770 ($5,126). In addition, the Company had an accumulated deficit of NIS 63,943 ($18,444) at December 31, 2017. The Company's management plans to seek additional equity financing. The Company believes its current capital resources are sufficient to support its operations through the end of the first quarter of 2019.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2017, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its capital needs, the Company plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern. In addition, please refer to note 16.

c.	The Company currently relies on a single source supplier for one of the components used in R&D process. If the current supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to the Company, then this could result in further delays in the clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

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

The financial statements of the Company and its subsidiaries (the "Group") are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intercompany balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting and the functional currency of the Company is the New Israeli Shekel (“NIS”).

The Company determines the functional currency of each company in the Group. The functional currency is used to measure the financial condition and results of operations of each company separately.

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

The financial statements as of December 31, 2017 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2017 (U.S. $1.00 = NIS 3.467). The translation was made solely for convenience purposes.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

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

f.	Restricted cash:

Restricted cash is primarily invested to secure credit card payments and is used as security for the Company's lease commitment.

g.	Taxes on income:

Tax results with respect to current or deferred taxes are recognized in profit or loss, unless they relate to items recognized in other comprehensive income or equity.

1.	Current taxes

The liability for current taxes is determined using the tax rates and tax laws that were enacted, or essentially enacted, by the reporting date, as well as adjustments required in connection with the taxes payable in respect of prior years.

2.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Computers and Electronic Equipment	33
Laboratory and clinical experiments equipment	15
Leasehold improvements	(*
Office furniture and equipment	7 - 15

(* Leasehold improvements are depreciated on a straight-line basis over the earlier of the lease term or the estimated useful life of the improvement.

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

i.	Research and development expenses, net of participations:

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

j.	Government grants:

Government grants received from the Israel-U.S. Binational Industrial Research and Development ("BIRD") Foundation are recognized upon receipt as a reduction in research and development expenses, as the Company evaluated that there is reasonable assurance that the Company will not be required to pay royalties, based on the best estimate of future sales using the original effective method.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

m.	Financial assets:

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

Financial liabilities:

Financial liabilities within the scope of IAS 39 are initially measured at fair value. After initial recognition, other liabilities are measured according to their terms at amortized cost using the effective interest method, taking into account directly attributable transaction costs. The warrants were classified as a financial liability at fair value measured by quoted price and are marked to market through profit or loss in accordance with IAS 39.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

n.	Fair value measurement

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Treasury shares

The Company's shares held by the Company are measured at their acquisition cost and are presented as an offset against the Company's equity. Any gain or loss deriving from the purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

p.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employment benefits:

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

q.	Share-based payment transactions:

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

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

r.	Loss per share:

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

●	Determining the fair value of share-based transactions

The fair value of share based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 was issued by the IASB in May 2014.

IFRS 15 replaces IAS 18, "Revenue", IAS 11, "Construction Contracts", IFRIC 13, "Customer Loyalty Programs", IFRIC 15, "Agreements for the Construction of Real Estate", IFRIC 18, "Transfers of Assets from Customers" and SIC-31, "Revenue - Barter Transactions Involving Advertising Services".

IFRS 15 introduces a five-step model that will apply to revenue earned from contracts with customers:

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

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

The Company will adopt the new standard effective January 1, 2018. The Company does not expect the adoption IFRS 9 to have material impact on its financial statements.

c.	IFRS 16, "Leases":

In January 2016, the IASB issued IFRS 16, "Leases". According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to IFRS 16:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

●	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

For leases existing at the date of transition, IFRS 16 permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company is currently evaluating the impact of implementing this guidance on its consolidated financial statements. In 2018, the Company will continue to assess the potential effect of IFRS 16 on its consolidated financial statements as well as its adoption methodology.

NOTE 5:- MERGER WITH CELLECT BIOTHERAPEUTICS LTD. (formerly "Cellect Biotechnology Ltd")

The merger between the Company and the Subsidiary, a private company engaged in development of innovative, unique technology, enabling selection of biologically filtered stem cells and commercialization, closed on July 1, 2013. Under the terms of the agreement, 44,887,373 ordinary shares, NIS 1.00 par value each, of the Company, constituting 85% of its equity, were issued to shareholders of the Subsidiary, as well as an aggregate of 568,395 options (not listed for trading), each exercisable for one ordinary share of the Company, NIS 1.00 par value each, in consideration for the entire share capital of the Subsidiary including all of the existing options in the Subsidiary, such that following the merger, the Subsidiary became a wholly-owned subsidiary of the Company.

Out of the options granted, an amount of 113,698 Series 1 unlisted options are exercisable until April 30, 2018, at an exercise price of NIS 1.00 per option.

NOTE 6:- MARKETABLE SECURITIES MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

Marketable securities are measured at fair value through profit and loss. As of December 31, 2017 and 2016, the marketable securities are comprised of NIS mutual funds that follow changes in short term Bank of Israel interest.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 7:- OTHER RECEIVABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Other receivables	51	60	17
Government authorities	611	185	54
Prepaid expenses	799	573	165

	1,461	818	236

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2017:

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2017	1,006	372	147	232	1,757
Additions during the year	244	12	24	65	345
Deductions during the year	-	-	-	(2)	(2)

Balance as of December 31, 2017	1,250	384	171	295	2,100

Accumulated Depreciation

Balance as of January 1, 2017	140	116	18	110	384
Additions during the year:	162	125	13	72	372

Balance as of December 31, 2017	302	241	31	182	756

Depreciated cost as of December 31, 2017	948	143	140	113	1,344

Depreciated cost as of December 31, 2017 (convenience translation into U.S. dollars (Note 2d))	274	41	40	33	388

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Balance as of December 31, 2016:

	Laboratory equipment	Leasehold improvements	Vehicles	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2016	687	244	176	36	149	1,292
Additions during the year:	319	128	-	111	83	641
Deductions during the year:	-	-	(176)	-	-	(176)

Balance as of December 31, 2016	1,006	372	-	147	232	1,757

Accumulated Depreciation

Balance as of January 1, 2016	12	-	37	8	48	105
Additions during the year:	128	116	25	10	62	341
Deductions during the year:	-	-	(62)	-	-	(62)

Balance as of December 31, 2016	140	116	-	18	110	384

Depreciated cost as of December 31, 2016	866	256	-	129	122	1,373

NOTE 9:- TRADE PAYABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Service providers	1,343	1,703	491
Notes payable	58	-	-

	1,401	1,703	491

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:- OTHER PAYABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Employees and payroll accruals *)	1,677	1,954	564
Accrued expenses	393	430	124
Other	14	12	3

	2,084	2,396	691

*)	Balance includes related parties (The Company's CEO and the Chairman of the Board of Directors).

NOTE 11:- EQUITY

a.	Changes in share capital:

Number of
Shares (issued and outstanding)

Balance as of January 1, 2016	*) 75,994,888

Issuance of shares in private placement	5,783,437
Exercise of share options	4,000
Issuance of shares in an IPO	25,846,160

Balance as of December 31, 2016	*) 107,628,485

Issuance of shares in baby shelf offering	10,622,720
Exercise of share options	1,484,154
ADS granted (see Note 12c)	450,300

Balance as of December 31, 2017	*) 120,185,659

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	On April 20, 2015, the Company published an offering under the shelf registration statement and prospectus dated November 25, 2014, pursuant to which the public was offered up to 4,500,000 shares and up to 4,500,000 options (Series 1), exercisable into 4,500,000 ordinary shares of the Company. The Company exercised its right for an over-allotment not to exceed 15% of the total securities offered through the offering, such that in total, the Company issued 4,523,500 ordinary shares and 4,523,500 options (Series 1) of the Company. The total gross proceeds received by the Company in respect of the securities offered to the public according to the shelf offering totaled NIS 6,604 (proceeds net of issuance costs amounted to NIS 6,292).

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 11:- EQUITY (Cont.)

2.	During June 2015, 341,073 unlisted options were exercised for 341,073 shares of the Company, in consideration for a total of NIS 104.

3.	In February 2016, the Company completed a private placement of shares and warrants for a total of approximately NIS 8,000 and issued 5,783,437 ordinary shares as well as 1,927,801 unlisted warrants exercisable for a period of 12 months, at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included related parties and an officer of the Company. On May 16, 2016 the Company’s shareholders, at a general meeting approved the participation of the controlling shareholder and Chairman of the Board, Nuriel Kasbian Chirich, in the private placement, and accordingly he was allotted 287,769 shares and 95,923 unlisted warrants of the Company on the same terms as the rest of the offerees. On January 9, 2017, the Company’s shareholders, at general meeting of the Company's shareholders approved the extension of the exercise period of the warrants until March 7, 2018.

4.	On July 28, 2016 the Company completed a US initial public offering (the “IPO”) of 1,292,308 ADSs and listed warrants to purchase 969,231 ADSs (the “Listed Warrants”) at a combined price to the public of $6.50 resulting in gross proceeds of NIS 32,107, (NIS 25,820 net of all issuance costs, including share-based awards granted). An amount of NIS 23,269 out of the consideration was related to the ADS and classified as equity component, while an amount of NIS 3,173 was related to the fair value of the Listed Warrants to ADS and was classified as a liability. Issuance costs amounting to NIS 622 associated with the issuance of the Listed Warrants and have been recognized as finance expenses.

Each Listed Warrants is exercisable into one ADS, for a period of five years at an exercise price of US$ 7.50 per warrant. Since the warrant exercise price is in US dollars, which is not the Company's functional currency, the Listed Warrants were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 39.

The Company granted the underwriters a 45-day over-allotment to purchase up to 193,846 additional ADSs at a price of US$ 6.038 per ADS and/or an additional Listed Warrants to purchase 145,385 ADSs, on the same terms as the warrants issued to the public, at a price of US$ 0.007 per warrant. The underwriters partially exercised the over-allotment option resulting in the issuance of 65,890 Listed Warrants. The option to the Underwriters was recognized as a share based payment transaction in accordance with IFRS 2, and was netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 77,538 ADSs at an exercise price of $8.80 per warrant convertible at a 1:1 ratio and exercisable for a period of four years. The underwriters' unlisted warrants were classified as a share based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost. On April 4, 2017, underwriters’ warrants to purchase 61,487 ADSs were exercised.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 11:- EQUITY (Cont.)

5.	On May 9, 2017, the Company's shareholders, at a general shareholders' meeting approved the following changes in the terms of the options (Series 1): (i) extension of the expiration date options (Series 1) to a date that is 80 days from court approval for such of the exercise period of the options (Series 1) (i.e. August 17, 2017, following court approval), and (ii) reduction in the exercise price of the options (Series 1) from NIS 1.85 per option to NIS 1.20 per option, in accordance with Section 350 of the Israeli Companies Law. On May 29, 2017, the court approved the changes to the options (Series 1). On August 17, 2017 the options (Series 1) expired.

6.	Between July 1, 2017, and August 16, 2017, an aggregate of 516,574 options (Series 1) were exercised. Each option (Series 1) was exercised into one ordinary share at an exercise price of NIS 1.20 per option.

7.	On September 7, 2017, the Company sold to certain accredited investors an aggregate of 531,136 ADSs and 265,568 unregistered warrants to purchase 265,568 ADSs in a registered direct offering at $8.10 per ADS in which it raised gross proceeds of NIS 15,214, (NIS 13,970 net of all issuance costs, including share-based awards granted). An amount of NIS 11,695 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,481 related to the fair value of the warrants to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 204 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants may be exercised for one year from issuance and have an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $140 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,492 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.125 per ADS.

Since the warrant exercise price is in US dollars, which is not the Company's functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IAS 39.

The placement agent warrants were classified as a share based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

b.	Rights related to ordinary shares

All ordinary shares shall have equal rights and each ordinary share shall entitle the holder the following rights:

1.	The right to receive notices of any general meeting of shareholders, to participate in meetings and vote on any matter raised in the meeting. Each ordinary share entitles its holder to one vote.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 11:- EQUITY (Cont.)

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

NOTE 12:- SHARE-BASED COMPENSATION

a.	In February 2014, the Company's board of directors adopted an Employee Shares Incentive Plan (the "2014 Plan"). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On February 28, 2017, the board of directors approved an increase to the Company’s option pool of 4,207,971 options. As a result, the Company has a total of 12,707,971 options in the pool.

b.	On November 23, 2015, the Company's shareholders, at a general meeting of shareholders approved the former Deputy CEO and CFO terms of service, including a grant of options, which is an exception from the Company's compensation policy, as further described below. The terms of service included among others, a grant of 2,658,246 options, exercisable for 2,658,246 ordinary shares, no par value, of the Company at an exercise price of NIS 1.286 per share. The total benefit in respect of the grant calculated at the grant date was NIS 3,033.

On March 28, 2017, 500,000 options were exercised into 500,000 ordinary shares by the Company’s former Deputy CEO and CFO.

During January, 2018, 310,180 options were exercised into 310,180 ordinary shares by the Company’s former Deputy CEO and CFO. The remaining 297,420 options expired on February 28, 2018.

c.	Details on share-based payment for service providers:

1.	On February 28, 2017, the board of directors approved the issuance to a consultant of 15,000 ADSs. The issuance was made in three equal tranches, of 5,000 ADSs each. The first tranche was issued in May 2017, the second tranche was issued in July 2017 and the third tranche was issued in November 2017.

2.	On July 23, 2017, the Company issued 7,515 ADSs to a consultant. On June 28, 2017, the board of directors approved the issuance of ADSs.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 12:- SHARE-BASED COMPENSATION (Cont.)

d.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Research and development	523	253	1,940	560
General and administrative	795	1,299	3,444	993

Total share-based compensation	1,318	1,552	5,384	1,553

e.	Activity during the year:

The table below includes the number of share options, and the weighted average of their exercise prices:

	2016		2017
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		NIS		NIS

Outstanding at beginning of year	5,764,866	1.37	5,979,973	1.25
Options exercised for shares	-	-	(696,980)	1.16
Options forfeited	(2,054,396)	1.43	(166,667)	0.63
Option Expired	(337,000)	1.42	(726,512)	1.69
Granted	2,606,503	1.14	6,362,854	1.16

Outstanding at end of year	5,979,973	1.25	10,752,668	1.18

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 12:- SHARE-BASED COMPENSATION (Cont.)

f.	The following table summarizes information about the Company's outstanding and exercisable options granted to employees and consultants as of December 31, 2017:

Exercise price (Range)	Options outstanding as of December 31, 2017	Weighted average remaining contractual term (years)	Options exercisable as of December 31, 2017	Weighted average remaining contractual term (years)
0.001 - 1.35	8,310,168	8.3	1,452,782	4.3
1.35 - 1.8	2,010,500	7.7	1,335,000	6.7
1.8 - 2.1	432,000	7.6	432,000	7.6
	10,752,668	8.2	3,219,782	5.8

g.	Measuring the fair value of share options settled by equity instruments:

The Company shares data which is useful for measuring the fair value of the options under the Black-Scholes model, for the years ended December 31, 2016 and 2017, is as follows:

	2016	2017

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	84.05%-91.6%	81.56%-85.61%
Risk-free interest rate (%)	1.04%-2.10%	1.94%-2.52%
Expected life of share options (years)	4-10	10

According to the data above, the fair value of options granted in the years 2016-2017 was set to NIS 10, 252 at the grant date.

h.	The determination of the grant date fair value of options using an option pricing model (the Company utilizes the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of the Company's share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

1.	The expected share price volatility is based on the historical volatility in the trading price of the Company's ordinary shares as well as comparable companies on the TASE and on the NASDAQ and benchmarks of related companies.

2.	The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

3.	The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

4.	The Company has never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

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

The Company and its subsidiary received final tax assessments through tax years 2012.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:- TAXES ON INCOME (Cont.)

c.	Net operating carry forwards losses for tax purposes and other temporary differences:

As of December 31, 2017, the Company had carry forward operating losses amounting to approximately NIS 35,085.

The Company did not recognize deferred tax assets for carry forward operating and capital losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 14:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Commitments

1.	On September 1, 2015, the Company signed a new lease agreement for new offices. The aforementioned lease agreement is for a minimum period of 3 years from the date of signing the agreement. Under this agreement, the Company will pay a monthly rental fee plus an administration fee of NIS 34.

The Company has entered into operating lease agreements for vehicles. These leases have an average life of three years with no option to extend the contract. The Company has the right to terminate the agreement before the end of the three years and will be required to pay an early termination penalty of between one to three months of the lease. The future lease payments as of December 31, 2017 are approximately NIS 183.

2.	The Company participated in programs sponsored by the Israel-United States Binational Industrial Research and Development Foundation (BIRD) for the support of research and development activities. The Company is obligated to pay royalties to BIRD, amounting to 5% of the gross sales of the products and other related revenues developed from such activities, up to an amount of 150% from the grant received from BIRD by the Company indexed to the U.S. consumer price index.

As of December 31, 2017, the Company received an aggregate grant of $120 from the BIRD Foundation in support of the development and commercialization of the Company's stem cell selection technology in collaboration with Entegris. Subject to the successful completion of different milestones, the Company expects to receive additional grants in the future.

b.	Liens:

The Company provided a NIS 185 restricted bank deposit to secure credit card payments.

The Company provided a NIS 120 restricted bank deposit to secure the rent payment.

NOTE 15: - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related party balances

					Convenience translation (Note 2d)
	December 31				Year ended December 31,
	2016		2017		2017
	Key management personnel	Other related parties	Key management personnel	Other related parties	Key management personnel	Other related parties
	NIS				U.S. Dollars

Other payables	318	805	425	827	123	238

	318	805	425	827	123	238

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 15: - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	The directors and senior managers of the Company are entitled, in addition to salary, to non-cash benefits (such as a car, medical insurance, etc.).

Benefits for employment of key management personnel (including directors) employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2015		2016		2017		2017
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars
Short-term employee benefits (includes Company's CEO in 2015, 2016 and 2017)	5	3,423	7	6,040	5	7,816	2,254

c.	Benefits for employment of key management personnel (including directors) that are not employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2015		2016		2017		2017
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars

Key management personnel and related parties	2	444	-	-	-	-	-
Directors' fees	5	477	5	513	8	682	197

	7	921	5	513	8	682	197

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 15: - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Transactions with related parties:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2015		2016		2017		2017
	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties

Research and development expenses	713	1,422	1,063	1,544	634	2,661	183	767
General and administrative expenses	921	811	2,317	1,116	2,014	2,507	581	724

	1,634	2,233	3,380	2,660	2,648	5,168	764	1,491

NOTE 16: SUBSEQUENT EVENTS

On January 29, 2018, the Company sold to certain accredited investors an aggregate of 484,848 ADSs in a registered direct offering at $8.25 per ADS resulting in proceeds of approximately NIS 12,500 ($3,600) net of issuance costs. In addition, the Company issued to the investors unregistered warrants to purchase 266,667 ADSs in a private placement. The investor warrants may be exercised until February 7, 2019 and have an exercise price of $12.00 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $305 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 24,242 ADS on the same general terms as the investor warrants except they have an exercise price of $10.31 per ADS.