Form 20-F
period 2018-12-31
Cellect Biotechnology Ltd.
filed 2019-03-18
CIK 1671502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018: 130,414,799 ordinary shares.

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

Yes ☒                  No ☐

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

On July 29, 2016, our American Depositary Shares, or ADSs, each representing twenty of our ordinary shares, and our listed warrants, commenced trading on the Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the Tel Aviv Stock Exchange, or the TASE.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Cellect”, “the Company” and “our Company” refer to Cellect Biotechnology Ltd. and its wholly owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Cellect.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018; U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017; and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	our ability to obtain regulatory approvals;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	our technology may not be validated and our methods may not be accepted by the scientific community;

●	difficulties enrolling patients in our clinical trials;

●	the ability to timely source adequate supply of Fas ligand;

●	risks resulting from unforeseen side effects;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	unforeseen scientific difficulties may develop with our technology;

●	our ability to retain or attract key employees whose knowledge is essential to the development of our products; and

●	those factors referred to in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data at December 31, 2017, and 2018, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

Consolidated Statements of Comprehensive Loss Data

						Convenience translation(2)
	Year ended December 31,					Year ended December 31,
	2014	2015	2016	2017	2018	2018
	NIS in thousands except shares and share data					U.S. dollars in thousands
Research and development expenses, net	3,058	5,893	8,256	11,503	13,513	3,605
General and administrative expenses	2,491	4,204	7,968	12,930	15,734	4,198
Other income	-	-	(280)	-	-	-
Total operating expenses	5,549	10,097	15,944	24,433	29,247	7,803
Operating loss	5,549	10,097	15,944	24,433	29,247	7,803
Financial income	(37)	(4)	(660)	(101)	(9,154)	(2,442)
Financial expenses	39	79	33	3,892	20	6
Net loss	5,551	10,172	15,317	28,224	20,113	5,367
Total comprehensive loss	5,551	10,172	15,317	28,224	20,113	5,367
Loss per share
Basic and diluted loss per share (1)	0.084	0.137	0.168	0.252	0.155	0.041
Basic and diluted loss per ADS	1.68	2.74	3.36	5.04	3.11	0.82
Weighted average number of shares outstanding used to compute basic and diluted loss per share	65,968,768	74,475,109	91,128,516	111,968,663	129,426,091	129,426,091

Consolidated Balance Sheet Data

						Convenience translation(2)
	Year ended December 31,					Year ended December 31,
	2014	2015	2016	2017	2018	2018
	NIS in thousands					U.S. dollars in thousands
Cash and cash equivalents	2,122	3,913	6,279	13,734	17,809	4,752
Short term deposits	-	-	19,660	-	-	-
Marketable securities	11,257	7,829	4,997	13,999	-	-
Other receivables	161	412	1,461	818	816	218
Restricted cash	20	20	140	305	337	90
Other long term receivables	-	-	-	173	132	35
Property, plant and equipment	234	1,187	1,373	1,344	1,544	412
Total assets	13,794	13,361	33,910	30,373	20,638	5,507
Trade payable	107	466	1,401	1,703	887	237
Other payables	728	2,394	2,084	2,396	4,012	1,070
Warrants to ADS	-	-	1,938	7,422	1,816	485
Total liabilities	835	2,860	5,423	11,521	6,715	1,792
Loan from controlling shareholder	-	-
Total shareholders’ equity	12,959	10,501	28,487	18,852	13,923	3,715

(1)	Data on diluted loss per share were not presented separately in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018 at the rate of one U.S. dollar to NIS 3.748.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our wholly-owned subsidiary commenced operations developing our functional stem cell selection ApoGraft technology in 2011. As such, we have a limited operating history and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including a lack of operating history. We cannot be certain that our business strategy will be successful or that we will be solvent at any particular time. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. If we fail to address any of these risks or difficulties adequately, our business will likely suffer. Because of the numerous risks and uncertainties associated with developing and commercializing our ApoGraft technology platform, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of procedures and products in the medical, cell therapy, biotechnology and biopharmaceutical industries. We may never successfully commercialize ApoGraft and our business may fail.

We have a history of losses and can provide no assurance of our future operating results.

Since 2011, we have been focused on research and development activities with a view to developing our ApoGraft technology platform. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and also on the Nasdaq) and have incurred losses in each year since our inception. We have historically incurred substantial net losses, including net losses of approximately NIS 20.1 million ($5.3 million) in 2018, NIS 28.2 million ($8.1 million) in 2017, and NIS 15.3 million ($4.0 million) in 2016. As of December 31, 2018, we had an accumulated deficit of approximately NIS 84.1 million ($22.4 million). We do not know whether or when we will become profitable. To date, we have not commercialized our technology or generated any revenues and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2018 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for our ApoGraft technology platform and ApoTainer kit;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	move towards commercialization.

We will need significant additional capital, which we may be unable to obtain. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

As of December 31, 2018, we had approximately NIS 17.8 million ($4.8 million) in cash and cash equivalents, a working capital of NIS 13.7 million ($3.7 million) and an accumulated deficit of NIS 84.1 million ($22.4 million). Based on our current cash balances, our management is of the opinion that without fund raising we have sufficient capital to finance our operations until the end of the first quarter of 2020. We will need to raise significant additional capital, in one or more financings, and if we are unable to obtain additional sufficient financing, we will be forced to reduce the scope of, or eliminate our operations which would have a materially adverse effect on our business and results of operations.

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

We will need additional capital in the future. Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We will require additional capital in the future. We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights and may cause the market price of our shares to decline. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any products, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

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

We plan to bring our ApoTainer selection kits to market for HSCT as a medical device subject to the primary jurisdiction of Center for Biologics Evaluation and Research, or CBER. The classification of our ApoTainer selection kits by the FDA as a drug, a medical device or a combination product depends upon, among other things, the regulatory definition of a drug and a device, their primary mode of action and the indications for use or product claims. In February 2019, we filed a Pre-Request for Designation, or Pre-RFD to the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA will provide a preliminary, nonbinding assessment of the regulatory identity or classification of our ApoTainer selection kits and an assessment of which Center will regulate the product. We also believe that due to its novelty and being first in class this product could be classified as a “de-novo” which could allow for less clinical data before marketing approval. However, if the FDA does not designate the ApoTainer as a medical device or later changes the regulatory identity or classification or if it is not classified as “de novo,” then we expect the approval process of our ApoTainer selection kits to be more burdensome and lengthy than if our ApoTainer selection kits were classified as a medical device. The cost and delay in the approval process could materially adversely affect our financial condition and results of operations and cash flows.

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

Any significant disruption in our supplier relationships could harm our business. We currently rely on a single source supplier for the apoptotic inducing signal, Fas ligand, or FasL, that we use, and we may rely on a limited number of suppliers for other raw material we use. We have experienced delays in the supply of FasL for our planned second human ApoGraft trial and while we believe we have addressed these supply issues, there can be no assurance that we will not experience delays in supply of FasL in the future. If our current supplier or any other supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to us, then this could result in further delays in our clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified. With respect to other raw materials for the ApoGraft technology platform, although alternative sources of supply exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. If our manufacturers or we are unable to purchase any key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

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

Despite the implementation of security measures, our internal computer systems, and those of our contract research organizations and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our drug candidates could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

The members of our management team and certain consultants are important to the efficient and effective operation of our business. Failure to retain our management and consulting team could have a material adverse effect on our business, financial condition or results of operations.

Our senior management and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Dr. Shai Yarkoni, our Chief Executive Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical and management personnel, among others, to continue the development and commercialization of our current and future products. As of the date of this update, we do not have key-man insurance on any of our officers or consultants.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the medical device and pharmaceutical industries. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology or use of our technology does not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications that may have been issued or pending in the US or in a foreign jurisdiction. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest date which they are entitled to, which is referred to as the priority date. Therefore, it cannot be ruled out that patent applications covering our technology were filed by others in the last 18 months about which we cannot have any knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

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

Our head executive office, our research and development facilities, as well as some of our planned clinical sites, are or will be located in Israel. All our officers and a majority of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006 and the fall of 2012, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008, January 2009, November 2012 and July 2014, there were escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Kfar Saba, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence (such as the recent escalation in July 2014) during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This turbulence included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. This instability and any outside intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for causing additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant (ISIL) is involved in hostilities in Iraq and Syria and have been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Shareholders may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us or our executive officers and directors, or asserting U.S. securities laws claims in Israel.

All our officers and a majority of our directors are residents of Israel. Most of our directors’ and officers’ assets and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors.

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

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

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

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operations expenses are in the U.S. dollar and Euro. As a result, we are exposed to some currency fluctuation risks. . For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2016, 2017, or 2018 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

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

Risks Related to Ownership of Our ADSs or Warrants

We may not be able to raise additional funds unless we increase our authorized share capital.

As of March 12, 2019, we have 500,000,000 authorized ordinary shares, out of which 224,087,799 ordinary shares are outstanding (which excludes 2,641,693, shares held in treasury), 145,471,922 are reserved for future issuance under outstanding options and warrants and under our 2014 Cellect Option Plan. Any equity financing necessary in order to fund our operations may require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, might be adversely effected.

We do not know whether a market for our securities will be sustained or what the trading price of our securities will be and as a result it may be difficult for you to sell our securities held by you.

Although our ADSs and listed warrants now trade on Nasdaq, an active trading market for the ADSs or listed warrants may not be sustained. It may be difficult for you to sell your ADSs, Pre-funded Warrants or Warrants without depressing the market price for the ADSs or listed warrants. As a result of these and other factors, you may not be able to sell your ADSs, Pre-funded Warrants or Warrants. Further, an inactive market may also impair our ability to raise capital by issuing securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using our equity as consideration.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our ordinary shares, ADSs or warrants could have adverse U.S. income tax consequences.

If we were to be characterized as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, ADSs, or warrants, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, ADSs, or warrants whether or not we continue to be a PFIC. We believe that we were a PFIC for our 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. U.S. Holders who hold ordinary shares, ADSs, or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “mark-to-market” election with respect to our ordinary shares or ADSs. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning ordinary shares or ADSs provided that such U.S. Holder is eligible to make, and successfully makes, a “mark-to-market” election. U.S. Holders of our ordinary shares or ADSs could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election. Such elections would be unavailable with respect to our warrants. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund” elections if we are classified as a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a “qualified electing fund” or “mark-to-market” election with respect to our ordinary shares, ADSs, and warrants in the event that we qualify as a PFIC.

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, board of directors independence requirements, director nomination procedures, compensation committee matters. In addition, we will follow our home country law instead of the listing rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs or listed warrants, or provide more favorable relative recommendations about our competitors, the price of the ADSs or listed warrants would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of the ADSs or listed warrants or their trading volume.

The market price for our ADSs and listed warrants may be volatile.

The market price for our ADSs and listed warrants is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

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

Substantial future sales or perceived potential sales of our ordinary shares or ADSs or listed warrants in the public market could cause the price of our ADSs or listed warrants to decline.

Substantial sales of our ADSs or listed warrants on Nasdaq may cause the market price of our ADSs and listed warrants to decline. Sales by us or our security holders of substantial amounts of our ADSs or listed warrants or the perception that these sales may occur in the future, could cause a reduction in the market price of our shares ADSs or listed warrants. The issuance of any additional ordinary shares or any additional ADSs or warrants, or any securities that are exercisable for or convertible into our ordinary shares or ADSs, may have an adverse effect on the market price of our ADSs or listed warrants and will have a dilutive effect on our existing shareholders and holders of ADSs or warrants.

We have not paid, and do not intend to pay, dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in our ADSs or ordinary shares, or investors who exercise our warrants, will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

Our legal and commercial name is Cellect Biotechnology Ltd. We were established as a private company limited by shares under the laws of the State of Israel on August 4, 1986, under the name Montiger Ltd. Between 1986 and 2013, we underwent several name changes, most recently on August 28, 2013, when we changed our name from T.R.F. Capital Ltd. to Cellect Biomed Ltd. On May 16, 2016, we obtained shareholder approval to change our name to Cellect Biotechnology Ltd. We formally changed our name to Cellect Biotechnology Ltd. on July 21, 2016. On July 29, 2016, our ADSs and warrants, commenced trading on the Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the TASE.

From October 25, 2012 until July 1, 2013, we did not have any business operations, excluding administrative management. On June 30, 2013, a general meeting of our shareholders approved our merger by way of share exchange with Cellect Biotherapeutics Ltd., or Cellect Biotherapeutics. As a result of the merger, which closed on July 1, 2013, Cellect Biotherapeutics became a wholly owned subsidiary and we issued to shareholders of Cellect Biotherapeutics 44,887,373 ordinary shares, options (Series 1) exercisable for 227,358 ordinary shares, and options (Series 2) exercisable for 341,037 ordinary shares (all of such 341,037 options were subsequently exercised into ordinary shares), which constituted approximately 85% of our then outstanding share capital and 85% of our then outstanding share capital on a fully diluted basis.

Cellect Biotherapeutics was established as a private company limited by shares under the State of Israel on June 9, 2011 for the purpose of developing novel and unique technologies that allow the functional selection of stem cells through the substantial reduction of the complications that exist today in acceptable selection methods and increasing the chances of success of stem cell therapies.

Our principal offices are located at 23 HaTa’as St., Kfar Saba, Israel 44425, and our telephone number is +972-9-974-1444. Our primary internet address is www.cellect.co. None of the information on our website is incorporated by reference herein. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement (i.e. December 31, 2021), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Capital Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for December 31, 2018, 2017 and 2016 amounted to NIS 0.7 million (approximately $0.2 million), NIS 0.3 million (approximately $0.09 million), and NIS 0.6 million (approximately $0.15 million). Our purchases of fixed assets primarily include laboratory equipment used for the development of our clinical treatment. We financed these expenditures primarily from cash on hand.

B.	Business Overview

We are an emerging biotechnology company that has developed a novel technology platform known as ApoGraft that functionally selects stem cells in order to improve the safety and efficacy of regenerative medicine and cell therapies. We aim to become the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, for physicians practicing regenerative medicine and for researchers and academia engaged in cell based medicine and research.

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

We are currently developing our first product based on our ApoGraft technology platform, the ApoTainer selection kit that utilizes FasL-coated paramagnetic beads. The ApoTainer selection kit is intended to be an easy to use, cost effective, off the shelf stem cell selection kit. In October 2018, we announced that we optimized the beads size, coating technology, elimination of the release of FasL into the medium, all while preserving the biological activity observed in our ongoing human clinical trial. Pre-clinical proof of concept testing of the ApoTainer has shown that the use of FasL-coated paramagnetic beads significantly increases the active surface allowing a dramatic increase of interactions between the selecting agent and the cells. Further, such testing showed that the outcome increases specific elimination of certain (but not all) of the non-stem cells while full preservation of the number and function of the stem and progenitor cells.

The ApoGraft technology platform is being tested for clinical use in allogeneic (using stem cells from a donor) hematopoietic stem cell transplantation, or HSCT for the treatment of hematological malignancies (blood cancers such as leukemia and lymphoma). HSCT, also known as bone marrow transplantation, has for decades been curative for many patients with hematological malignancies. Clinical trials have shown that HSCT can also be used for other non-malignant indications (such as autoimmune diseases) but is rarely used due to severe toxicity. Application of allogeneic HSCT is limited by graft-versus-host-disease, or GvHD, a condition in which the transplanted immune cells (populating the graft in much higher numbers then the stem cells) recognize the host cells and organs as foreign and attack them. GvHD does not resolve by itself and is a major cause of transplant-related morbidity and mortality. Despite improvements in the outcome of HSCT over recent years through improved supportive care, infection control and use of reduced intensity and reduced toxicity conditioning regimens, HSCT is still associated with significant morbidity and mortality mainly due to GvHD, and as such HSCT is restricted to patients with life threatening advanced diseases. Due to non-efficient selection of stem cells for HSCT, the complex and expansive laboratory process performed using technologies currently available is able to reduce toxicity only at a significant tradeoff — failure of engraftment, graft rejection, cancer reoccurrence and high costs of treatment.

We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells resulting in neutralizing harmful cells and their associated medical complications. We believe that demonstrating the safety of our technology for this indication will validate the use of our ApoGraft technology platform for the treatment of other indications (e.g., nonmalignant bone marrow failure, solid organ transplantation and auto-immune diseases) and consequently for the adoption of our ApoGraft technology platform by stem cell therapeutic companies, academia, researchers and others seeking to enrich their stem cell population. In that regard, we believe that after the first reported results of our human trials, as discussed further below, we will achieve validation of our product’s safety profile, which may result in expediting further development of our technology for multiple indications before marketing approval is obtained. In addition, we believe such validation of our proof of concept will provide us with the opportunity to license our ApoGraft technology platform in the near term.

We currently plan to bring our ApoTainer selection kits to market for HSCT as a medical device and regulated under Center for Biologics Evaluation and Research, or CBER. In February 2019, we filed a Pre-Request for Designation, or Pre-RFD to the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA will provide a preliminary, nonbinding assessment of the regulatory identity or classification of our ApoTainer selection kits and an assessment of which Center will regulate the product.

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

Our development efforts to date have primarily culminated in two studies performed on human HSCT grafts. The first study which began in 2015 and is ongoing. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process and show robustness and repeatability of the process. More than 200 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft in the pre-clincal setting resulted in a significant increase in the death of certain subpopulations of mature immune cells, primarily unique subsets of T Lymphocytes, without compromising the quantity and quality of stem cells.

The second study, which was initiated in the first quarter of 2017, is a Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that underwent our ApoGraft process and were transplanted into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 days from transplantation. The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial completed the 180-day study period with full safety and tolerability. As of the date of this annual report, 8 patients have been treated with ApoGraft in the study. We expect to report interim results from the trial in the first half of 2019 and topline results from the trial in late 2019 or early 2020.

Patients who complete the Phase I/II study are given the option to enroll in a non-interventional long-term follow-up study for up to two years post-transplantation to assess incidence, grade and stage of acute GvHD and chronic GvHD, non-relapse related mortality, disease relapse/recurrence and overall survival.

We aim to commence a second human ApoGraft trial in the United States for patients with hematological malignancies in halploidentical HSCT (donors and patients are half matched), or haplo-HSCT, by the end of 2019. To this end, we are collaborating with Washington University for the initiation of this trial. The collaboration is being led by Professor John DiPersio, Director of the Center for Gene and Cellular Immunotherapy at Washington University School of Medicine and President of the American Society for Blood and Marrow Transplantation, and Professor Mark Schroeder, an expert in bone marrow transplantation in the Division of Oncology at Washington University School of Medicine. This clinical study aims to determine the safety and tolerability of ApoGraft for bone marrow transplantations with haplo-HSCT in a Phase I study.

Previously, in May 2017, we announced that the FDA provided us with pre-Investigational New Drug, or IND, meeting minutes supporting an IND submission for ApoGraft. We plan to file an IND with the FDA during 2019.

We are also conducting studies on mesenchymal stem cells, or MSC, derived from fat tissues. In October 2017, we announced positive results from a  more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals.

We expect to announce in 2019 pre-clinical results for the use of human fat derived stem cells treated with ApoGraft in animal models. Furthermore, we plan on submitting an IND or IDE for the initiation of a Phase I/II trial of ApoGraft for anti-inflammatory indications and/or an orthopedic indications.

Our Strategy

We have developed a novel technology, the ApoGraft technology platform, for the functional selection of adult cells. This technology is expected to improve the safety and efficacy of regenerative medicine and stem cell therapies by allowing a cost effective method of achieving stem cells for any indication, in quality, quantity and competitive price. We aim to become the standard enabling technology for the enrichment of stem cells and manufacturing of any adult stem cells -based products for companies developing stem cell therapies and for researchers and academia engaged in adult stem cell research.

Key elements of our strategy to accomplish this objective include the following:

●	Achieve relatively quick validation of the use of our ApoGraft technology platform in a clinical setting. We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and consequently the medical complications such as GvHD. We believe hematopoietic cells transplantation to patients undergoing allogeneic HSCT can be dramatically improved. Based on our ApoGraft technology platform, we are currently developing the ApoTainer selection kit, an off the shelf stem cell selection kit, which we believe may significantly improve the therapeutic potential of allogeneic HSCT by addressing major complications that currently contribute to the high morbidity and mortality of the procedure. We believe that the concomitant reduction of toxicity of allogeneic HSCT will allow clinicians to undertake HSCT earlier in the blood cancer treatment routine. Typically, medical devices are expected to obtain relatively quicker validation from the FDA and the EMA when compared to pharmaceutical/ biological products. Based on our initial consultations with our U.S. and European regulatory consultants, we believe that we might only need to successfully complete a single pivotal study with a relatively small number of patients to obtain marketing approval of our ApoTainer selection kit for allogeneic HSCT. We believe such a study can be completed in approximately two to three years. However, there is no guarantee that the proposed pathway will be approved by the FDA or EMA, or that approval will occur as quickly as we hope, if at all. In addition, we believe that our product may achieve “breakthrough” designation with the FDA, enabling a fast track review and approval process by the FDA. However, there is no assurance that such designations will ever be obtained. Typically, the validation process for regular clinical development for standard cell therapy can take between eight and ten years. In comparison to the typical validation process timeline, we believe our technology platform may complete the validation process relatively quickly.

●	Leverage our scientific, clinical and regulatory expertise to build and advance our ApoGraft technology platform beyond the allogeneic HSCT setting. Based on the validation of our ApoTainer selection kit for clinical use in the allogeneic HSCT setting, we intend to collaborate with other biotech companies to test the kit for other indications such as nonmalignant failures of the bone marrow (i.e. aplastic anemia), solid organ transplantation and auto-immune system disorders (such as Type 1 diabetes, Crohn’s disease, psoriasis, multiple sclerosis and lupus). We also intend to develop our ApoGraft technology platform for other sources of stem cells (e.g., cord blood and fat) and other types of stem cells — most notably mesenchymal and neural. We believe that by expanding the various applications, sources and types of stem cells that can be used with our technology, we will establish broad use of our ApoGraft technology platform.

●	Build a diversified product portfolio. Beginning with the development of our ApoTainer selection kit as a medical device, which we believe will shorten the time to market, we intend to expand our product development and build a diversified product portfolio of ApoGraft based products for a broad spectrum of market segments, up to and including all production and research processes for stem cell based products. The pipeline of products is designed to address different markets beyond the clinical use such as products for research purposes and tools for manufacturing facilities for cell therapies and especially adult stem cells.

●	Selectively engage in strategic partnerships that establish our ApoGraft technology platform as the standard enabling technology for the enrichment of the stem cell population. We ultimately seek to collaborate with other companies engaged in developing stem cell therapies. By incorporating our ApoGraft technology into their manufacturing process we will be able to significantly reduce their cost of manufacturing while improving the end products. As we believe our ApoGraft technology will significantly increase the yields of the first step of manufacturing (harvesting the stem cells) from any source of stem cells (i.e. blood, bone marrow, fat) and will result in a more purified bulk of stem cells, the next steps needed to reach the final products will be shorter, more efficient, less costly and result in a better product. In May 2018, we incorporated a US subsidiary and hired Andrew Sabatier as its Chief Business Officer to lead the business development activities from the US.

In the short term, we are currently focused on achieving the following critical milestones:

●	Advancing our clinical development plan: We are currently enrolling patients to a Phase I/II study performed on cancer patients undergoing matched related allogeneic HSCT. This Phase I/II trial was approved by the Israeli Ministry of Health and is being conducted at the Rambam Medical Center and Hadassah Medical Center. In addition, we are preparing to commence a second human ApoGraft trial in collaboration with the Washington University School of Medicine under the leadership of Professor Dipersio and Professor Schroeder. This Phase I study using ApoGraft will be performed for the large unmet need of GvHD prevention in bone marrow transplantation of cancer patients undergoing haplo-HSCT.

●	Pathway to product prototype: We are engaged in developing prototypes of our ApoTainer selection kit. We demonstrated a proof of concept for the binding of the apoptotic protein to a polymer while preserving the protein’s apoptotic activity. We tested a number of polymers and binding methods and selected the one best suited for manufacturing the stem cell selection kits.

●	Patent portfolio enhancement: We are currently expanding our patent coverage from our current nine patent families and are applying for additional patents. By applying for additional patents for inventions created during development, we actively seek to widen and strengthen our patent portfolio. In addition, we are seeking relevant patents available for in licensing.

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

All living complex organisms start as a single cell that replicates, differentiates (into various tissues and organs) and perpetuates in an adult through its lifetime. Cell therapy is aimed at tapping into the power of cells to treat disease, regenerate damaged or aged tissue and provide functional as well as esthetic/cosmetic applications. The most common type of cell therapy has been the replacement of mature, functioning cells such as through blood and platelet transfusions. Since the 1970s, bone marrow and then blood and umbilical cord-derived stem cells have been used to restore immune system cells mainly after chemotherapy and radiation used to treat many cancers. These types of cell therapies have been approved for use world-wide and are typically reimbursed by insurance.

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

Over the past number of years, cell therapies have been in clinical development to attempt to treat an array of human diseases. The use of autologous (self-derived) cells to create vaccines directed against tumor cells in the body has been demonstrated to be effective and safe in clinical trials. Dendreon Corporation’s Provenge therapy for prostate cancer received FDA approval in early 2010. Since then, there have been several additional approvals including, Cleveland Cord Blood Center which received approval for Clevecord in 2016 indicated for use in unrelated donor hematopoietic progenitor cell transplantation procedures, and Kite Pharma which received in 2017 approval for its CD19-directed genetically modified autologous T cell immunotherapy indicated for the treatment of adult patients with relapsed or refractory large B-cell lymphoma. Kite Pharma was subsequently purchased by Gilead Sciences for $11.9 billion. In 2018, Novartis launched Kymria - the first CAR-T cells product approved by the FDA and Tigenix received EMA approval for Alofisel, a stem cell therapy for Crohn’s disease. Takeda Pharmaceutical completed the acquisition of Tigenix in 2018 for approximately $600 million.

In January 2019, the FDA Commissioner and Director of CBER announced that the FDA is witnessing a surge of cell and gene therapy products entering early development, evidenced by a large upswing in the number of IND applications. Based on this activity, they indicated that the FDA anticipates that the number of product approvals for cell and gene therapies will grow in the coming years and that by 2020 the FDA will be receiving more than 200 INDs per year and that by 2025 they predict that the FDA will be approving 10 to 20 cell and gene therapy products a year. We believe that this will drive a huge surge in demand for cost-effective production of raw materials and cells.

Market for Cell-Based Therapies

According to a 2017 report by Grand View Research, the world stem cell market is expected to grow to $15.6 billion in 2025 at a CAGR of 9.2%.

●	The global population is aging. According to the United Nations Department of Economic and Social Affairs, 2 billion people will be aged 60 and older by 2050, which means an increased prevalence of age-related disease in general and chronic disease in particular. Heavily burdened healthcare systems are looking to regenerative medicine to provide therapies that treat the root causes of chronic diseases rather than just their symptoms.

●	Expansion of stem cell therapies. Stem cell therapies are being extended to new and prevalent indications such as cardiovascular diseases, neurodegenerative diseases, and autoimmune diseases. The number of cell therapy companies that are currently in Phase II and Phase III trials has been gathering momentum, and we anticipate that new cellular therapy products will appear on the market within the next several years. As noted above, the FDA predicts that by 2025 the FDA will be approving 10 to 20 cell and gene therapy products a year.

●	Potential new source of stem cells. The last decade has witnessed the emergence of umbilical cord cryopreservation for the storage of newborn blood for future medical use. This new market already affects the field of transplantations with a growing share of cord blood transplantations at the expense of autologous and allogeneic transplantations of hematopoietic cells. In addition, another source of stem cells is fat used for treatment of bone, cartilage and skeleton related diseases as well as for esthetic purposes.

●	Increasing government, strategic partner, and investor support for stem cell research and development. According to the Alliance for Regenerative Medicine, globally, companies active in gene and cell therapies, and other regenerative medicines raised more than $2.8 billion in the third quarter of 2018, a 59% increase over the same period in 2017; and $10.7 billion in the first three quarters of 2018, a 40% increase year-over-year.

Our Current Focus: Proof of Concept of Our ApoGraft Technology Platform through the Treatment of Hematological Malignancies

Hematological malignancies (blood cancers) comprise a variety of lymphomas and leukemias. A very important treatment protocol for these malignancies involves the use of HSCT. According to the Worldwide Network for Blood & Marrow Transplantation, more than 50,000 HSCTs are performed yearly worldwide, of which 53% are autologous (using stem cells from the patient) and 47% are allogeneic (using stem cells from a donor). In the treatment of leukemia, an allogeneic procedure is usually preferred over autologous due to a higher risk of recurrence of the underlying disease.

HSCT, also known as bone marrow transplantation, relies on the ability of infused hematopoietic stem cells to engraft in the patient’s bone marrow, multiply and differentiate into mature blood cells. However, the success of allogeneic HSCT strongly depends upon the degree of immune compatibility between the donor and the host cells. In the majority significantly high number of cases, the unavailability of fully matching donors results in complications due to GvHD. In the majority of cases, the unavailability of fully matching donors results in complications due to GvHD.

GvHD is a complication that often develops after a bone marrow or stem cell transplant. GvHD happens when transplanted cells in the donated bone marrow or stem cells (graft) regard the transplant patient’s native cells (host) as foreign and attack and destroy them. Acute GvHD, which usually occurs up to 100 days post transplantation, is associated with diarrhea, rash, liver damage and, in severe cases, can be life-threatening. Chronic GvHD, which usually appears later than three months post transplantation, is associated with skin damage, oral and/or vaginal mucositis, and liver damage. GvHD is treated by repressing the immune system using steroids and chemotherapy. The treatment’s adverse effects include increased exposure to infections, recurrent hospital admissions, damage to vital organs and, in some cases, secondary cancers. Both quality of life and life expectancy are significantly decreased in these patients. Unfortunately, many patients are nonresponsive to steroids. The patients that do respond to steroids suffer from frequent infections leading to recurrent antibiotic treatments and hospitalizations. These complications are associated with high mortality and morbidity and are a meaningful limiting factor for what would otherwise be the most suitable therapy for cancer and autoimmune diseases.

GvHD can be prevented by depletion of the T-cell population from the donor graft prior to transplantation. Methods used to capture and purge T-cells out of the donor graft include using anti-thymocyte globulin or Alemtuzmab, suicide gene therapy, cytotoxic agents and fusion proteins. However, T cells support HSCT engraftment and immune reconstitution and are potent initiators and mediators of graft versus tumor, or GvT, reactions. As such, purging T cells can result in increased risks of graft failure or delayed immune reconstitution leading to life threatening infection and/or reduced GvT response, increasing the chances of cancer recurrence.

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

The use of HSCT has been tested and found to be effective for autoimmune diseases, such as juvenile diabetes, Crohn’s disease and lupus, with the inherent toxicity of HSCT being the major drawback from further use. A safer HSCT could be used for these indications as well as creating immune tolerance for organ transplantation.

We have therefore chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and their associated medical complications caused by GvHD. However, while GvHD has a sizeable market share with an unmet clinical need that we seek to address, we consider the validation of our technology as an important driver of a much broader utility of our technology platform.

An Unmet Need: Efficient Stem Cell Selection

Typically, there is a very small number of stem cells in the source tissue and, once removed from the body, these cells have the propensity to differentiate and lose their “stemness”. Generation of large quantities of stem cells is, therefore, very challenging. This scarcity of stem cells within the biological donor samples is a serious obstacle to regenerative medicine and stem cell companies, both in research and in production settings. In addition to stem cell scarcity, another critical problem is the presence in the donor sample of mature cells that trigger immune response and create the major adverse effects associated with transplantation.

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

Our first target market for our ApoGraft technology platform is allogeneic HSCT for hematological malignancies. According to the Center for International Blood & Marrow Transplant Research, over 8,000 allogeneic HSCTs were performed in the United States in 2015. A 2013 survey conducted by the European Group for Bone Marrow Transplantation in 48 countries (39 European and 9 affiliated) showed that over 10,500 allogeneic HSCTs were performed for leukemia and for lymphoma. We believe that beyond the value of proving and validating our technology platform, these numbers represent a substantial market opportunity for us to prove the benefits of our ApoGraft technology platform.

Our Proprietary Stem Cell Technology Platform

We believe our innovative ApoGraft technology platform represents a potential breakthrough in the field of regenerative medicine through the functional selection of stem cells.

Our technology is based on a decade of research in the field of stem cells in general and hematopoietic stem cells in particular conducted by Dr. Nadir Askenasy, our former Chief Technology Officer. The concept of functional selection suggests that by using functional assays, which are based on the physiological features of stem cells, one can achieve dual goals: (i) the elimination of non-stem cells that are responsible for the immune triggering and most of the clinical adverse effects, and (ii) the achievement of a larger and better population of stem cells. We believe this dual effect will allow for safer and improved clinical outcome of transplantations and enable the whole regenerative (transplantation) segment to achieve its full potential.

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

Our preclinical studies to date have shown that the differential sensitivity to the apoptosis signals allows functional selection of the stem cells. while stem and progenitor cells fully maintain their reconstitution and anti-tumor activity, the apoptosis sensitive mature immune cells (mainly the T lymphocytes) are eliminated. We believe that this effect will be translated to reduction of GvHD, improved graft acceptance and a reduction in treatment complications and costs.

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

The ApoGraft process is illustrated below:

ApoTainer Selection Kit

Our first product, the ApoTainer selection kit, is being developed as an easy to use, cost effective, off the shelf stem cell selection kit for clinical use to reduce GvHD following human allogeneic HSCT.

With internal apoptotic inducing capabilities and mimicking of the normal physiological conditions where stem cells can migrate to areas of destruction (where apoptotic triggering molecules are abundant) and, once there, proliferate and differentiate into the needed tissue and organ, the ApoTainer selection kit is designed to create a microenvironment intended to induce apoptosis by thereby eliminating the mature immune cells and preserving the hematopoietic stem and progenitor cells.

Since FasL is active when immobilized, we developed an ApoTainer selection kit where the FasL is immobilized to the surface of paramagnetic beads thereby creating an enlarged surface where more FasL molecules are able to interact with the Fas receptor on the immune cells. This immobilization to the paramagnetic beads also creates a unique advantage of being able to eliminate the need to discard the FasL from the graft before transplantation thereby shortening and simplifying the whole ApoGraft manufacturing. We anticipate that with the new ApoTainer we could reduce the donor-patient time to 3-4 hours, which may in turn improve the viability of the graft and increase the efficiency of the bone marrow transplantation procedure. The fact that all the process will be carried in a closed single compartment is expected to reduce the infrastructure needed today for bone marrow transplantation and allow for the expansion of bone marrow transplantation usage.

The ApoTainer selection kit is currently being designed to be used for allogeneic HSCT procedures for patients suffering from hematological malignancies in which the donor graft of cells is incubated in the infusion bag for a number of hours and expected to cause the mature GvHD-causing cells expressing the Fas receptor to bind to the beads-bound FasL and undergo apoptosis while the hematopoietic stem cells remain viable. The ApoTainer selection kit thus is expected to harness the differential effect of the apoptotic microenvironment on mature cell and stem cell populations, producing an enriched population of stem cells that are then transfused to the patient.

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

During 2018, we developed FasL-coated paramagnetic beads for the ApoTainer. The use of FasL-coated paramagnetic beads significantly increases the active surface allowing a dramatic increase of interactions between the selecting agent and the cells. Further, such testing showed that the outcome increases specific elimination of certain (but not all) of the non-stem cells while full preservation of the number and function of the stem and progenitor cells. Further, during 2018 we were able to optimize the beads size, coating technology, prevention of the release of FasL into the medium, all while preserving the biological activity observed in our ongoing human clinical trial.

Preclinical Studies

As part of our in vitro studies, and prior to animal studies, we performed experiments to determine which apoptotic molecules have the best differential effect on stem and non-stem cells. We have conducted 22 animal studies including murine to murine and human cells to murine transplantation models measuring the relevant effects (GvHD, GvL, mortality and engraftment). We have also tested various sources of human hematopoietic cells (mobilized peripheral blood, bone marrow and umbilical cord blood). Major preliminary findings include the following:

●	Resistance to receptor-mediated apoptosis is an inherent characteristic of stem and progenitor cells;

●	The ApoGraft process preserves stem and progenitor cells;

●	Preservation of successful engraftment (95% engraftment in experiments performed by a CRO);

●	Demonstrated preservation of anti-tumor activity;

●	Apoptosis-insensitive progenitors are privileged for engraftment through competitive advantage over the apoptosis-sensitive differentiated cells;

●	Using the most stringent conditions for GvHD, there was a statistically significant reduction in mortality rate (20–100% to <10%); and

●	Significant reduction of cells that attack the immune system.

We believe these preliminary findings support our product claim for:

●	Selection of stem and progenitor cells based on insensitivity to receptor-mediated apoptosis from all sources;

●	Ex vivo selective depletion of GvHD causing cells;

●	Accelerated engraftment by ex vivo treatment of umbilical cord blood; and

●	Induction of tolerance to grafts and suppression of autoimmunity.

In August 2015, we initiated a full preclinical Good Laboratory Practice toxicity study designed to test safety and engraftment outcome in a murine model ahead of our first planned clinical trial. Complete biochemical and histology evaluation was performed by a CRO as per regulatory requirements. In December 2015, we announced that results from this study showed that, while the control group had a 50% death rate, the group that was transplanted with bone marrow that underwent our ApoGraft process had no deaths. In addition, with respect to additional parameters, such as clinical signs, weight and histological analysis, no toxicity was found.

Non-Interventional Clinical Studies

We are performing a study on human HSCT grafts. This study first began in 2015 and is ongoing. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process and show robustness and repeatability of the process. More than 200 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft in the pre-clincal setting resulted in a significant increase in the death of certain subpopulations of mature immune cells, primarily unique subsets of T Lymphocytes, without compromising the quantity and quality of stem cells.

We are also conducting studies on MSC derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals.

We expect to announce in 2019 pre-clinical results for the use of human fat derived stem cells treated with ApoGraft in animal models. Furthermore, we plan on submitting an IND for the initiation of a Phase I/II trial of ApoGraft for anti-inflammatory indications and/or an orthopedic indications

First In Man Clinical Study

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

In the study, the graft is taken from the donor through standard apheresis and then the cells are exposed to short ex-vivo incubation with FasL and then undergo washing and centrifugation to remove the FasL. The resulting cells are then transfused to the patient according to routine myeloablative procedures, or therapeutic modalities, including, but not limited to, chemotherapy, radiotherapy and immunotherapy.

The study is being conducted in two tertiary bone marrow transplant centers in Israel (Rambam Medical Center in Haifa, Israel and Hadassah Medical Center in Jerusalem, Israel). The clinical trial has been conducted under approval from the local Institutional Review Board and the Israeli Ministry of Health at the medical centers compliant with the ICH-GCP, applicable Israeli MoH guidelines (2016) for the conduct of clinical trials, World Medical Association Declaration of Helsinki and applicable local regulations/guidelines.

The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients (cohorts I and II) finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial (cohort I) completed the 180-day study period with full safety and tolerability. As of the date of this annual report, 8 patients have been treated with ApoGraft in the study. We expect to report interim results from the trial in the first half of 2019 and topline results from the trial in late 2019 or early 2020.

Patients who complete the Phase I/II study are given the option to enroll in a non-interventional long-term follow-up study for up to two years post-transplantation to assess incidence, grade and stage of acute GvHD and chronic GvHD, non-relapse related mortality, disease relapse/recurrence and overall survival.

Planned U.S. Study

We aim to commence a second human ApoGraft trial in the United States for patients with hematological malignancies in halploidentical HSCT (donors and patients are half matched), or haplo-HSCT, by the end of 2019. To this end, we are collaborating with Washington University for the initiation of this trial. The collaboration is being led by Professor John DiPersio, Director of the Center for Gene and Cellular Immunotherapy at Washington University School of Medicine and President of the American Society for Blood and Marrow Transplantation, and Professor Mark Schroeder, an expert in bone marrow transplantation in the Division of Oncology at Washington University School of Medicine. This clinical study aims to determine the safety and tolerability of ApoGraft for bone marrow transplantations with haplo-HSCT in a Phase study.

Finding a donor remains a challenge for patients in need of an urgent HSCT. The ability to obtain half matched stem cells from any family member represents a significant breakthrough in the field. Haplo-HSCT is characterized by the nearly uniform and immediate better availability of a donor and the availability of the donor for post-transplant cellular immunotherapy. However, haplo-HSCT carries a high risk of GvHD and poor immune reconstitution when GvHD is treated prevented by all existing methods of vigorous ex vivo or in vivo T-cell depletion. Different treatment approaches are currently being explored to mitigate complications such as graft rejection, severe GvHD, and prolonged immune suppression. Our platform technology, ApoGraft, is based on certain findings to date that GvHD can be prevented. We therefore believe that the combination of haplo-HSCT with the ApoGraft process has the potential to improve the standard of care therapy in the field and potentially mitigate haplo-HSCT related complications.

Previously, in May 2017, we announced that the FDA provided us with pre-IND meeting minutes supporting an IND submission for ApoGraft. We plan to file an IND with the FDA during 2019.

MSC Studies

We are also conducting studies on MSC, derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals.

We expect to announce in 2019 pre-clinical results for the use of human fat derived stem cells treated with ApoGraft in animal models. Furthermore, we plan on submitting an IND or IDE for the initiation of a Phase I/II trial of ApoGraft for anti-inflammatory indications and/or an orthopedic indications.

Future Studies

We intend to undertake the following actions during the following twelve to eighteen months:

●	File an IND for a Phase I study with the FDA and initiate the study during 2019;

●	Complete a preclinical package for a Phase I/II ApoGraft clinical trial on stem cells derived from fat tissues;

●	Complete the preclinical development of the first ApoTainer selection kits;

●	Develop aseptic processing and determine ApoTainer selection kits shelf life;

●	Produce initial batches of the ApoTainer selection kits for clinical trials; and

●	Meet FDA and/or European regulatory authorities and submit a trial protocol for a clinical trial using the ApoTainer selection kit.

Regulatory Status

We plan to bring our ApoTainer selection kits to market for HSCT as a medical device subject to the primary jurisdiction of the CBER. The classification of our ApoTainer selection kits by the FDA as a drug, a medical device or a combination product depends upon, among other things, the regulatory definition of a drug and a device, their primary mode of action and the indications for use or product claims. In February 2019, we filed a Pre-RFD to the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA will provide a preliminary, nonbinding assessment of the regulatory identity or classification of our ApoTainer selection kits and an assessment of which Center will regulate the product. We also believe that due to its novelty and being first in class this product could be classified as a “de-novo” which could allow for less clinical data before marketing approval. In certain territories (e.g. Japan) due to favorable regulatory conditions conditional marketing approval could be achieved before completion of full clinical development.

Collaborations

In June 2018, we entered into a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden), a leading center for stem cell research in Germany. According to the agreement, the team of denovoMATRIX employed by TU Dresden have conducted examinations into the tentative synergy between our ApoGraft and denovoMAtrix technology and evaluated collaborative development of products for regenerative medicine. The preliminary testing was performed and synergy between the two technologies have been demonstrated. Data supported improved mesenchymal stem cells growth when exposed to FasL embedded in denovoMAtrix matrix. Both sides agreed to negotiate in good faith a potential mutual development agreement, for the development of a stem cell related product.

In June 2018, we entered into a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden), a leading center for stem cell research in Germany. According to the agreement, the team of denovoMATRIX employed by TU Dresden will conduct examinations into the tentative synergy between our ApoGraft and denovoMAtrix technology for the purpose of evaluating collaborative development of products for regenerative medicine. In the event of successful completion of the evaluation stage, both sides agreed to negotiate in good faith a potential mutual development agreement, for the development of a stem cell related product.

In July 2018, we entered into a collaboration agreement with Cell2in Inc., a South Korean company focused on improving the quality of cells. According to the agreement, the companies will conduct scientific evaluations combining ApoGraft with Cell2in’s proprietary identification technology FreSHtracer™ which monitors stem cell quality by utilizing a fluorescent dye to characterize their oxidative stress state. In December 2018, the Korea-Israel Industrial R&D Foundation (KORIL-RDF) approved a grant for the collaboration between Cellect and Cell2in, providing financing for the joint project.

Preliminary results from the collaboration include the following: (i) higher degree of stemness (both in Cell2in and standard assays) maintained through repeated expansions of bone marrow and umbilical cord derived mesenchymal stem cell, (ii) improved expansion of adipose derived mesenchymal stem cells in early and late passages, and significantly increased stemness of hematopoietic stem cells within two hours of the ApoGraft process.

Future Applications

Beyond the use of our ApoGraft technology platform in the allogeneic HSCT setting for the treatment of hematological malignancies as currently contemplated, we believe that our technology platform has the potential for a much broader set of usages:

●	Use of HSCT earlier in the blood cancer treatment protocol. By reducing HSCT toxicity and other complications while increasing efficacy, we believe that our stem cell selection kits will allow clinicians to undertake HSCT earlier in the blood cancer treatment protocol.

●	Broadened use of HSCT to non-life threatening autoimmune disorders. We are considering initiating clinical trials in autoimmune conditions where HSCT was proven to be beneficial but it was seldom used because of the inherent toxicity. We believe that if we are able to demonstrate significant reduction of inherent toxicity, this will help make HSCT eligible for treatment of diseases such as Type 1 diabetes, lupus, psoriasis, Crohn’s disease and the like.

●	Broadened use of HSCT to organ transplants. It has been known for some time that allogeneic HSCT taken from the same donor enhances transplantation tolerance. This phenomenon has been observed not only in numerous animal models, but in humans as well. For example, several clinical trials have reported that kidney transplantation accompanied by a previous HSCT from the same donor was tolerated by the recipient’s immune system. We believe that our products could become the major adjunct therapy in any solid organ transplantation to allow tolerance.

●	Functional selection of cord blood. Stem cells from the cord blood of newborns can be collected immediately after birth and preserved frozen. Currently, the main impediment of HSCT based on stem cells from cord blood is that the amount of cord blood is very limited. In combination with inefficient selection methods, the quantity of the collected stem cells is minimal. Therefore, the treatment is usually limited to children having low body mass. Physicians have tried using double cord blood and other methods which have resulted in new immune related adverse effects. Under ethical review board approval, we examined more than 150 samples of cord blood and showed that we can achieve approximately 400 times more stem and progenitor cells from any given samples. We believe this may open up the use of cord blood for adult patients in the future.

●	Stem cell expansion. We already have preliminary indications that our ApoGraft technology platform greatly improves the efficiency of the stem cell expansion process by increasing the initial number of cells that undergoes expansion. Therefore, we believe that companies that currently use stem cell expansion will have a major advantage if our selection process is integrated as the first step in their manufacturing process.

●	Tissue and organ engineering. One of the objectives of regenerative medicine is to enable the use of stem cells as a reservoir for organ and tissue engineering and, ultimately, transplantation. The goal is that the patient will be able to accept organs or tissues engineered from foreign stem cells. These emerging technologies rely on a sufficient number of stem cells from the donor and the separation of those cells from the donor’s immune system in order to avoid rejection. We believe that our functional stem cell selection process can be the optimal solution for such needs.

●	Mesenchymal stem cells. Develop the use of fat derived mesenchymal stem cells under FasL treatment for various indications including immune tolerance, orthopedic and dermato-cosmetic indications.

●	Reduce treatment related toxicity of T cell immunotherapies such as CAR-T cells. We have commenced a collaboration with a leading academic group, in which the effect of the ApoGraft on reducing toxicity related to CAR-T treatment is tested.

Research and Development

Our core technology was originally derived from research conducted by the research group of Dr. Nadir Askenasy. Our research and development activities have been focused on additional animal models of a variety of diseases, experiments to determine the mechanism of action of our ApoGraft technology platform, and toxicology testing. Based on these preclinical programs we have begun clinical testing of products based on our ApoGraft technology platform in humans. During the years ended December 31, 2016, 2017 and 2018, we incurred approximately $2.1 million, $3.3 million, $3.6 million respectively in expenses on company research and development activities.

Raw Materials and Suppliers

Although most raw materials for the ApoGraft technology platform is readily obtainable from multiple sources, we know of only two manufacturers of clinical grade FasL (the apoptotis inducing signal), Oncology Ventures A/S and Swiss Biotech Center, or SBC. In July 2018, we entered into a strategic manufacturing and supply agreement with SBC to secure production of clinical grade FasL protein in which the clone is originated from Adipogen International. According to the agreement, SBC granted to us exclusivity to the FasL protein developed by SBC for a period of five years and agreement further provided for the production of clinical batches of the FasL protein for our planned US clinical trials. The parties contemplate expanding production capacity to meet future needs including any marketing and collaborations with licensors of Cellect technology. In January 2019, we announced that we have concluded the scale-up development and manufacturing of clinical grade FasL in collaboration with SBC. We believe we have secured sufficient quantity of the FasL needed for the manufacturing for our clinical trial due to start in the U.S. by the end of 2019.

We have previously experienced delays in the supply of FasL for our planned second human ApoGraft trial. If our current supplier of FasL or any other supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to us, then this could result in further delays in our clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified. With respect to other raw materials for the ApoGraft technology platform, although multiple sources of supply exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers.

If our manufacturers or we are unable to purchase any key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

Manufacturing

We do not own or operate, and currently have no current plans to establish, any manufacturing facilities. We rely on third-party outsourcing arrangements for our ApoTainer selection kits that we are developing as well as other preclinical testing activities. For clinical testing purposes, we intend to rely on third-party outsourcing arrangements as well. Upon completion of development, we may either continue to rely on third-party outsourcing arrangements or build a manufacturing facility either on our own or together with a strategic partner. We are no longer pursuing our collaboration with Entegris Inc. under a previously entered into Joint Product Development Agreement.

Competition

The field of regenerative medicine is expanding rapidly, in large part through the development of cell-based therapies and/or devices designed to isolate cells from human tissues. As the field grows, we face, and will continue to face, increased competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies, as well as academic and research institutions and governmental agencies in the United States and globally. Most regenerative medicine efforts involve sourcing adult stem and regenerative cells from tissues such as bone marrow, placental tissue, umbilical cord and peripheral blood. However, a growing number of companies are using adipose tissue as a cell source.

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

There are currently two companies that lead the stem cell selection market with whom we directly compete. The first is Miltenyi, which dominates the hematopoietic stem cell selection market, using biomarkers to either enrich stem cells (positive selection ofCD34+ cells) or deplete mature hematopoietic cells such as T cells from the biological sample (negative selection by monoclonal antibodies specific against T-cell receptor α&β), or CD3/CD19 depletion or CD45RA depletion, resulting in the enrichment of stem and progenitor cells. The second is Cytori, which sells a medical device known as the Celution® System that enables bedside access to adult adipose derived regenerative cells, or ADRCs, by automating and standardizing the extraction, washing, and concentration of a patient’s own ADRCs for present and future clinical use. While Miltenyi is using morphological markers of stem cells to enrich the stem cell population, Cytori is using the physical properties of cells (in general) through centrifugal force for separation. We believe that both technologies result in less than optimal cell population both in terms of quantity and quality (purity) of the selected population of cells.

In addition, since we are developing our ApoTainer selection kits to improve the safety and efficacy of allogeneic HSCT, we also compete with companies developing treatments for GvHD. These companies include Athersys, Inc., Bellicum Pharmaceuticals Inc., Erytech Pharma SA, Fate Therapeutics Inc., Fortress Biotech Inc., (formerly Coronado Biosciences), Gamida Cell Ltd., or Gamida, Kiadis Pharma N.V., or Kiadis, MEDIPOST Co., Ltd., Mesoblast Ltd., or Mesoblast, MolMed S.p.A., and Pluristem Therapeutics Inc., or Pluristem.

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

To protect our proprietary functional cell selection technology platform and other scientific discoveries, we have a wide family of patents and patent applications. These patents cover other stem cell related inventions but mainly our functional selection methodology, products and methods of use. The full published domain is further described below:

●	A patent entitled “Method of Inducing Immune Tolerance via Blood/Lymph Flow-Restricted Bone Marrow Transplantation” was granted in the United States. If the appropriate maintenance fees are paid, the patent is expected to expire in April 2024 (including a 571 day patent term adjustment granted by the USPTO).

●	A patent entitled “Methods of Selecting Stem Cells and Uses Thereof” was granted in the United States, Canada, Israel, India and Europe (validated in Denmark, France, Germany, Ireland, Netherlands, Switzerland and the United Kingdom). If the appropriate maintenance fees are paid, the patent is expected to expire in May 2027 in Israel, India and Europe and in September 2029 in the United States (including an 829 day patent term adjustment granted by the USPTO).

●	A patent application entitled “Regulatory Immune Cells with Enhanced Targeted Cell Death Effect” was filed as a Patent Cooperation Treaty, or PCT, which entered national phase in the United States, Europe and Israel. A patent was granted in the United States, Israel and Europe and was validated in France, Germany, Ireland, Switzerland and the United Kingdom. If the appropriate maintenance fees are paid, the issued patents are expected to expire in July, 2031.

●	A patent application entitled “Devices and Methods for Selecting Apoptosis-Signaling Resistant Cells and Uses Thereof” was filed as a PCT application and is now in national phase in Australia, Brazil, Canada, China, Europe, India, Japan, Korea, Russia, USA and Israel. A patent was granted in the United States, Japan, Korea, Russia and Europe (validated in Denmark, France, Germany, Ireland, Italy, Netherlands, Switzerland and the United Kingdom). With respect to the Australian application, the Australian Patent Office issued a Notification of Acceptance. If the appropriate maintenance fees are paid, these issued patents and the patents to be issued on the pending applications, if issued, are expected to expire in March, 2033.

●	A patent application entitled “Activation of Hematopoietic Progenitors by Pre-transplant Exposure to Death Ligands” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Israel, Japan, Korea, and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in October 2034.

●	A patent application entitled “Selective Surface for, and Methods of, Selecting a Population of Stem and Progenitor Cells, and Uses Thereof” was filed as a PCT application and is now in national phase in Europe and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

●	A patent application entitled “Methods for propagating mesenchymal stem cells (MSC) for use in transplantation” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Japan, Korea, Russia, USA and Israel. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

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

United States Regulatory Requirements

Regulation of Medical Devices Related to Licensed Blood or Cellular Products

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, CBER, or the Center for Devices and Radiological Health, or CDRH. Different Centers review drug, biologic, or device applications.

CBER regulates medical devices related to licensed blood and cellular products by applying appropriate medical device laws and regulations. Specifically, CBER regulates the medical devices involved in the collection, processing, testing, manufacture and administration of licensed blood, blood components and cellular products. The medical devices regulated by CBER are intimately associated with the blood collection and processing procedures as well as the cellular therapies regulated by CBER. CBER has developed specific expertise in blood, blood products and cellular therapies and the integral association of certain medical devices with those biological products supports the regulation of those devices by CBER.

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

We submitted and are awaiting feedback on a Pre-RFD submission to FDA made in February 2019. Under the Pre-RFD, the FDA will provide a preliminary, nonbinding assessment of the regulatory identity or classification of our ApoTainer selection kits and an assessment of which Center will regulate the product. Subject to the FDA’s response to our Pre-RFD, we plan to bring our ApoTainer selection kits to market for HSCT as a medical device subject to the primary jurisdiction of the CBER. In addition, we believe that due to its novelty and being first in class, this product could be classified as de novo, which could allow for less clinical data before marketing approval.

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

A new biologic must be approved by the FDA through the biologics license application, or BLA, process before it may be legally marketed in the U.S. The animal and other non-clinical data and the results of human clinical trials performed under an Investigational New Drug, or IND, application and under similar foreign applications will become part of the BLA. A new medical device must be cleared or approved by FDA through the premarket approval (PMA) or 510(k) clearance. For medical devices that require a PMA, clinical studies performed under an Investigation Device Exemption, or IDE, will become part of a PMA for a medical device. A combination biologic/device may be subject to standards of review for both CBER and CDRH. Although we have submitted a Pre-RFD for classification of the ApoTainer as a medical device, we discuss the respective regulatory approval pathways for both biologics and medical devices.

In the U.S., the FDA regulates biologics under the Public Health Service Act, or PHSA, and implementing regulations and medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations, respectively. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biologic or medical device may be marketed in the U.S. generally involves the following, though a more specific discussion of regulatory requirements for biologics and medical devices follows:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

●	submission to the FDA of an IND or IDE which must become effective before human clinical trials may begin;

●	Approval by an institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug or device for its intended use;

●	preparation and submission of a BLA or PMA to the FDA;

●

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

●	satisfactory completion of any FDA audits of the clinical study sites to assure compliance with GCP, and the integrity of clinical data in support of the BLA or PMA;

●	FDA review and approval of the BLA or PMA.

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

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our product, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as partial compensation for effective patent term lost due to time spent during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug may be extended, and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

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

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Our products may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

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

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the PPACA was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of medical products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been judicial and congressional challenges to the PPACA, as well as efforts by the Trump Administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law repealing or replacing the PPACA. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription medical products. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of ApoTainer or any future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ApoTainer or any future product candidates may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs and biologics that represent a nationwide average of consumer purchase prices for such drugs and biologics, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, or NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs and biologics.

On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge. We are not able to state with any certainty what will be impact of this court decision on our business pending further court action and possible appeals.

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs and biologics in their television advertisements for their products if the list price is greater than $35. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologics (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

In February 2019, the Department of Health and Human Services has proposed a regulation that would significantly restrict the availability of certain regulatory safe harbors under the federal Anti-Kickback Statute that are used to facilitate certain types of transactions between manufacturers and pharmacy benefits managers that play a significant role in the pharmaceutical distribution chain. These changes to the Discount Safe Harbors available under the Anti-Kickback Statute would reduce some of the protections currently available to manufacturers that pay negotiated rebates to pharmacy benefits managers in exchange for these “PBMs” agreeing to include drugs and biologics on the formularies of the PBM’s downstream customers, primarily the health plans that insure patients for both private commercial plans and government-sponsored plans. While we do not know whether the Trump Administration will be successful in implementing this proposed regulation, its successful implementation could have an impact on both our commercial supply arrangements with health plans and our supply arrangements to health plans that serve beneficiaries of federal health care programs such as Medicare Part D.

As part of its reform of the 340B discount drug program, on October 31, 2018, the Health Resources and Services Administration at the U.S. Department of Health and Human Services, or HHS, issued a notice of proposed rulemaking to move up the effective date of a final rule that would give HHS authority to impose Civil Monetary Penalties on pharmaceutical manufacturers who knowingly and intentionally charged a covered entity more than the statutorily allowed ceiling price for a covered outpatient drug or biologic. The final rule is intended to encourage compliance by manufacturers in offering the mandatory 340B ceiling purchase price to eligible purchasers, such as certain qualified health systems or individual hospitals.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which pharmaceutical products are sold. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, we cannot predict what the full effect of these legislative activities may be on our business in the future.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, ApoTainer or any future product candidates, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market ApoTainer or any future product candidates. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

Even if the ApoGraft technology platform and/or the ApoTainer is considered a medical device, it is possible that the actions performed by the products may be considered manufacture of a drug. While HSCT is considered to be subject to regulatory requirements for medicinal products (drugs) in the EU, it is possible HSCT is also considered to be an advanced therapy medicinal product (ATMP), subject to even stricter regulations. With regard to the most basic version of HSCT, the EMA, has issued an opinion stating that it regarded these treatments as exempt from drug and ATMP regulations. This basic HSCT involves the extraction of adipose stem cells from a patient’s subcutaneous area and their transplantation in the subcutaneous area elsewhere in the body of the same patient, if the treatment is performed in one doctor visit, the cells have the same function where they are extracted as where they are transplanted, and they are not treated in any way between extraction and transplantation. This opinion does not apply to stem cell treatments that deviate from this basic version in one or several aspects. Consequently, other HSCT may qualify as drug treatments or as tissue preparations and a market authorization or manufacturing approval may be required. If there is doubt as to whether a stem cell treatment is considered a drug or tissue preparation, it is possible to obtain a statement with regard to the product status from the EMA Committee for Advanced Therapies (CAT). Whether EMA CAT would qualify a HSCT as a drug and/or an ATMP depends on several aspects, including the question whether the use of the stem cells is homologous and whether or not the stem cells have been substantially manipulated between their extraction and their transplantation. Furthermore, the treatment may be subject to EU laws on human tissues including Dir. 2004/23/EC setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells and related legal framework on EU and/or Member State level.

However, even if EMA CAT does not consider the treatment a drug and/or an ATMP treatment, it is possible that competent authorities in the Member States nevertheless qualify the treatment as a drug and/or an ATMP and make its performance subject to a marketing authorization and/or manufacturing authorization on their territory.

Sales and Marketing

During 2017, we launched a business development campaign. We believe that interim results from our ongoing Phase I/II study will help validate our technology platform and qualify our technology for out licensing to companies interested in improving their manufacturing process of adult stem-cell based products. In May 2018, we incorporated a US subsidiary and hired Andrew Sabatier as its Chief Business Officer to lead the business development activities from the US. We are actively seeking to enter into licenses on a non-exclusive basis to various stem cells based companies.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and except as set forth below, are not aware of any pending or threatened material legal or administrative proceedings against us.

C.	Organizational Structure

We currently have one wholly owned significant subsidiary, Cellect Biotherapeutics Ltd., which is incorporated in the State of Israel.

D.	Property, Plant and Equipment

Our headquarters are currently located in Kfar Saba, Israel and originally consisted of approximately 4,360 square feet of leased office space under a lease until October 14, 2020. The monthly rental fee is NIS 26,000. In addition, we hold options to extend the lease for two additional two-year periods each. On October 24, 2017, we leased a further 258 square feet of office space under a lease until December 31, 2018, with options to extend for two additional two-year periods each. We subsequently cancelled this lease and on March 21, 2018, we leased a further 1,500 square feet of office space, for a total leased space of 5,860 square feet, until September 23, 2019 with an option to extend for a further 18 months. The monthly rental fee for the additional space is NIS 8,000. We may require additional space and facilities as our business expands.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

A.	Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2018, we had an accumulated deficit of NIS 84.0 million (approximately $22.4 million). Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, materials, share-based payment and other related research and development expenses, net of grants.

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2016	2017	2018	2018
	NIS			USD*
(in thousands)
Payroll	3,711	5,486	6,629	1,769
Subcontractors	1,578	1,504	1,788	477
Patent registration	409	256	647	173
R&D related purchases	1,676	1,574	2,386	637
Share-based payment	253	1,940	807	215
Other expenses	629	743	1,256	334
	8,256	11,503	13,513	3,605

*	USD presented as convenience translation using December 31, 2018 NIS/USD exchange rate of NIS 3.748.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share-based payment and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2016	2017	2018	2018
	NIS			USD*
(in thousands)
Payroll	2,994	3,076	5,277	1,408
Professional services	2,074	3,745	3,785	1,010
Director fees	318	354	712	190
Office expense	466	449	325	87
Share-based payment	1,299	3,444	3,730	995
Other expenses	817	1,862	1,905	508
Total	7,968	12,930	15,734	4,198

*	USD presented as convenience translation using December 31, 2018 NIS/USD exchange rate of NIS 3.748.

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017 to the year ended December 31, 2016

Results of Operations

	December 31,			December 31,
	2016	2017	2018	2016*	2017*	2018*
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	8,256	11,503	13,513	2,147	3,318	3,605
General and administrative expenses	7,968	12,930	15,734	2,072	3,729	4,198
Other income	(280)	-	-	(73)	-	-
Operating loss	15,944	24,433	29,247	4,146	7,047	7,803
Finance expense (income), net	(627)	3,791	(9,134)	(163)	1,094	(2,436)
Total comprehensive loss	15,317	28,224	20,113	3,983	8,141	5,367
Loss attributable to holders of Ordinary Shares	15,317	28,224	20,113	3,983	8,141	5,367

*	USD presented as convenience translation using year end 2018, 2017, 2016 NIS/USD exchange rate of: NIS 3.748, NIS 3.467 and NIS 3.845, respectively.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2018 amounted to NIS 13.5 million (approximately $3.6 million), representing an increase of NIS 2.0 million (approximately $0.3 million), or 17%, compared to NIS 11.5 million (approximately $3.3 million) for the year ended December 31, 2017. The increase was primarily attributable to an increase of NIS 2.1 million (approximately $0.3 million) from purchasing materials and an increase in salaries and related expenses reflecting the progress in our research and development activities and the growth of our employees working on our research and development activities.

Our research and development expenses for the year ended December 31, 2017 amounted to NIS 11.5 million (approximately $3.3 million), representing an increase of NIS 3.2 million (approximately $1.2 million), or 39%, compared to NIS 8.3 million (approximately $2.1 million) for the year ended December 31, 2016. The increase was primarily attributable to an increase of NIS 1.7 million (approximately $0.5 million) from share-based payment and an increase of salaries and related personnel expenses in an amount of NIS 1.8 million (approximately $0.5 million) reflecting the growth in our activities resulting from an increase in the number of employees engaged in research and development related activities from thirteen to eighteen.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 15.7 million (approximately $ 4.2 million) for the year ended December 31, 2018, an increase of NIS 2.8 million (approximately $0.5 million), or 22%, compared to 12.9 million (approximately $3.7 million) for the year ended December 31, 2017. The increase resulted primarily from an increase of NIS 2.2 million (approximately $0.6 million) in salaries and related personnel expenses due to an increase in the number of our business development personnel.

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

Operating Loss

 As a result of the foregoing, our operating loss for the year ended December 31, 2018 was NIS 29.2 million (approximately $7.8million), as compared to operating loss of NIS 24.4 million (approximately $7.0 million) for the year ended December 31, 2017, an increase of NIS 4.8million (approximately $0.8 million), or 19.7%.

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

We recognized net financial income of NIS 9.1 million (approximately $2.4 million) for the year ended December 31, 2018, compared to net financial expenses of NIS 3.8 million (approximately $1.1 million) for the year ended December 31, 2017. The change is primarily due to the change in the fair value of the listed warrants granted in our U.S. initial public offering, or IPO, in 2016 and to the unregistered warrants granted in our registered direct offerings in 2017 and in 2018.

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

Total Comprehensive Loss

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2018 was NIS 20.1 million (approximately $5.4 million), as compared to NIS 28.2 million (approximately $8.1 million) for the year ended December 31, 2017, decrease of NIS 8.1 million (approximately $2.8 million), or 29%.

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

Share-based payment transactions

From time to time, we grant to our employees and other service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

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

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the Nasdaq Capital Market and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, “Leases”. According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to IFRS 16:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

●	IFRS 16 includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

●	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

For leases existing at the date of transition, IFRS 16 permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

IFRS is effective for annual periods beginning on or after January 1, 2019. We have made an initial evaluation of the impact of implementing this guidance on our consolidated financial statements. Based on this, we believe that beginning in 2019, we will recognize an amount of NIS 868 as an asset and liability in our balance sheet at the date of recognition.

Financial Liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value. After initial recognition, other liabilities are measured according to their terms at amortized cost using the effective interest method, taking into account directly attributable transaction costs.

The warrants were classified as a financial liability at fair value measured by quoted price and are marked to market through profit or loss in accordance with IFRS 9, and after initial recognition, changes in fair value are recognized in profit or loss.

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

B.	Liquidity and Capital Resources

Overview

As of December 31 2018, we had NIS 17.8 million (approximately $4.7 million) in cash and cash equivalents and marketable securities. In February 2019, we raised NIS 22.9 million ($6.1 million) in net proceeds in a follow-on underwritten public offering.

The table below presents our cash flows:

	Year ended December 31,
	2016	2017	2018	2016*	2017*	2018*
	(in thousands of NIS)			(in thousands of USD)
Net cash used in operating activities	(14,412)	(17,770)	(23,635)	(3,748)	(5,126)	(6,306)

Net cash provided by (used in) Investing activities	(18,012)	10,091	13,708	(4,684)	2,910	3,657

Net cash provided by financing activities	34,924	15,813	12,759	9,083	4,562	3,405

Net increase in cash and cash equivalents	2,366	7,455	4,075	615	2,150	1,088

*	USD presented as convenience translation using year end 2018, 2017, 2016 NIS/USD exchange rate of: NIS 3.748, NIS 3.467 and NIS 3.845, respectively.

Operating Activities

Net cash used in operating activities was NIS 23.6 million (approximately $6.3 million) for the year ended December 31, 2018, compared with net cash used in operating activities of approximately NIS 17.7 million (approximately $5.1 million) for the year ended December 31, 2017. The increases in such periods are primarily due to increases in research and development expenses.

Net cash used in operating activities was NIS 17.7 million (approximately $5.1 million) for the year ended December 31, 2017, compared with net cash used in operating activities of approximately NIS 14.4 million (approximately $3.7 million) for the year ended December 31, 2016. The increases in such periods are primarily due to increases in research and development expenses.

Investing Activities

Net cash provided by investing activities of NIS 13.7 million (approximately $3.6 million) during 2018 primarily reflects net proceeds from short-term deposits and marketable securities.

Net cash provided by investing activities of NIS 10.1 million (approximately $2.9 million) during 2017 primarily reflects net proceeds from short-term deposits and marketable securities.

Net cash used in investing activities of NIS 18.0 million (approximately $4.7 million) during 2016 primarily reflects increase in short-term deposits.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2018, 2017 and 2016 consisted of NIS 12.8 million (approximately $3.4 million), NIS 15.8 million (approximately $4.6 million), and NIS 34.9 million (approximately $9.1 million) respectively, of net proceeds, mainly from the issuance of ordinary shares (including ordinary shares represented by ADSs) and warrants.

In March 2016, we issued an aggregate of 5,783,437 ordinary shares pursuant to a private placement, at a price of NIS 1.39 (approximately $0.36) per share. In addition, we issued warrants to purchase up to 1,927,801 ordinary shares, which had an exercise price of NIS 2.1 (approximately $0.54) per warrant. The warrants expired on March 7, 2018.

  In August 2016, we issued an aggregate of 1,292,308 ADSs and listed warrants to purchase 1,035,121 ADSs in our IPO, at a price of $6.50 per ADS resulting in gross proceeds of approximately $8.4 million.

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

On February 12, 2019, in a follow-on underwritten public offering we sold an aggregate of 1,889,000 each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded Unit. In connection with the offering, we granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, we issued 2,108,000 ADSs upon exercise of pre-funded warrants.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs and warrants. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 84.0 million (approximately $22.4 million) as of December 31, 2018. We have never generated any revenue from the sale or licensing of our products and we do not expect to generate significant revenue within the next year at least.

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until the end of the first quarter of 2020. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and our ApoTainer collection kits. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, our ApoTainer collection kits and any other future products. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2018 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

C.	Research and Development, Patents and Licenses

See above, under “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D.	Trend Information

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

E.	Off-Balance Sheet Arrangements

We participated in programs sponsored by the BIRD Foundation for the support of research and development activities. We are obligated to pay royalties to the BIRD Foundation, amounting to 5% of the gross sales of the products and other related revenues developed from such activities, up to an amount of 150% from the grant received from the BIRD Foundation by us indexed to the U.S. consumer price index.

As of December 31, 2018, we received an aggregate grant of $120,000 from the BIRD Foundation in support of the development and commercialization of our stem cell selection technology in collaboration with Entegris. We are no longer pursuing our collaboration with Entegris under a previously entered into Joint Product Development Agreement.

F.	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations in NIS	1,337	729	608	-	-
Operating Lease Obligations in $	357	195	162	-	-

The operating lease obligations in the foregoing table include our commitments under the lease agreements for our facility in Kfar Saba. See “Item 4. Information on the Company—D. Property, Plant and Equipment.”

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

Name	Age	Position
Kasbian Nuriel Chirich	60	Chairman of the Board of Directors
Dr. Shai Yarkoni	60	Chief Executive Officer and Director
Eyal Leibovitz	57	Chief Financial Officer
Dr. Ronit Bakimer-Kleiner	57	Chief Development Officer
Andrew Sabatier(4)	51	Chief Business Officer
Dr. Amos Ofer	43	Vice President of Operations
Dr. Yael Kenan	56	Vice President of Clinical Affairs
Smadar Har Tuv	46	Quality Assurance Director
Abraham Nahmias(1)(2)(3)	63	Director
Dr. Ruth Ben Yakar	49	Director
Michael Berelowitz(1)	74	Director
Ruhama Avraham(1)(2)(3)	55	External Director
David Braun(1)	47	Director
Jonathan Burgin(1)(2)(3)	57	External Director

(1)	Indicates independent director under the Nasdaq Capital Market rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

(4)	On March 14, 2019, we gave notice of termination to Mr. Sabatier. His last day of employment is yet to be determined.

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

Andrew Sabatier has served as our Chief Business Officer since May 2018. Mr. Sabatier has over 20 years of experience in the biotechnology and life sciences market. Most recently, from March 2017 to May 2018, he was GE Healthcare’s Sales and Market Development Leader for the United States and Canada, leading sales for GE Cell Therapy. From 2015 to 2017, Mr. Sabatier served as the Vice President of Sales of BIOSAFE America which was acquired by GE Healthcare, and from 2012 to 2015 served as the Director of Sales of BIOSAFE. Among his achievements, Mr. Sabatier was responsible for creating the cell processing market, which became the largest market for BIOSAFE, and is currently the cornerstone of GE Healthcare’s cell therapy business. He has managed U.S. commercial operations and built, trained and developed international sales teams across Asia, South America, Europe, Canada, and the United States. Prior to joining BIOSAFE, Mr. Sabatier served in sales roles with Independent Health Care Consulting, Gambro, Genzyme, Cook Medical and Toshiba. Mr. Sabatier holds a B.A. in international relations from Boston University.

Dr. Amos Ofer has served as our Vice President of Operations since June 2018. Prior to joining us, since 2014, Dr. Ofer has been providing business consulting and project management services to companies in the biotechnology and pharmaceutical industries. From August 2016 to January 2018, Dr. Ofer served as the Chief Operating Officer of Valin Technologies Ltd., a biotechnology company focused on the research and development of innovative biological therapeutics and biosimilars. During this same time, Dr. Ofer served as the General Manager of Pam-Bio Ltd., a biotechnology company focused on developing a drug therapy for the treatment of hemorrhagic stroke. Prior to that, Dr. Ofer served as the Chief Executive Officer of Pam-Bio Ltd., from 2015 to 2016. He also served as the Research Director of the Gastroenterology Institute of the Tel Aviv Medical Center, which is the largest department of its kind in Israel. Dr. Ofer holds a B.Sc. in biology and a M.Sc. and Ph.D. in microbiology from Tel Aviv University and an MBA following his completion of the executive MBA program at Tel Aviv University’s Recanati Business School.

Dr. Yael Kenan has served as our Vice President of Clinical Affairs since 2016. Dr. Kenan is an executive in the biotechnology, pharmaceutical and medical device industries with almost 20 years of experience in drug development and clinical, medical, and regulatory affairs. Dr. Kenan was formerly Chief Executive Officer of Lacrima Medical, Ltd., from 2013 to 2016, where she established and managed a medical device startup company that develops innovative medical device for CNS indication. Previously she served as the Chief Operating Officer of TransPharma Medical, Ltd and as Associate Director and Head of Global Clinical Drug Development for Parkinson’s Disease and Clinical Trials Manager at Teva Pharmaceuticals Industries Ltd. Dr. Kenan holds a Ph.D. in biochemistry from the Hebrew University of Jerusalem followed by 4 years post-doc at NIH as a visiting fellow. She also holds an MBA in finance and marketing from The Technion – Israel Institute of Technology.

Smadar Har Tuv has served as our Quality Assurance Director since 2015. Prior to joining us, from 2012 to 2015, Ms. Har Tuv served as the Quality Assurance Manager of Macrocure Ltd. Prior to that for over 10 years, she served in quality assurance and compliance roles at Teva Pharmaceuticals Industries Ltd, including serving as the Regulatory Compliance Manager, Production Section Manager and Quality Assurance Section Manager. Ms. Har Tuv also has experience serving as an Inspector for the National Food Services of the Israeli Ministry of Health. She holds a B.Sc. in food engineering and biotechnology from The Technion – Israel Institute of Technology.

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

Dr. Ruth Ben Yakar has served as a member of our board of directors since July 2014. Dr. Ben Yakar has over 25 years of experience in the biomedical field, including 18 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical development, and research activities. Since December 2014, Dr. Ben Yakar has served as the CEO and a director at BioSight Ltd., a clinical-phase biotech company and on the board of directors of Biondvax (Nasdaq: BVXV) since 2016 and Maayan Venture since 2018, and she is also a business consultant to several biomed companies, and a guest lecturer at Lahav, the Recannati Business School of Tel-Aviv University. From 2012 until 2014, Dr. Ben Yakar served as the CEO of Procognia, a biotech company traded on the TASE and from November 2014 to April 2017 she was a director at SHL Medicine (SIX Swiss Exchange: SHLTN). Additionally, from 2012 until 2015, Dr. Ben Yakar was a director at Israel Advanced Technology Industries or IATI. Prior to that, Dr. Ben Yakar served as the CEO of Thrombotech, where she led a multi-center phase II clinical trial and led the company to acquisition. She also served as the Chief Business Officer of YEDA, the technology transfer company of the Weizmann Institute of Science, responsible for the commercialization of the WIS technologies, and was Vice President in several biotech companies where she led diverse product development activities and clinical and pre-clinical R&D projects. Dr. Ben Yakar holds a PhD Cum Laude from the Weizmann Institute of Science. Her research, in the field of oncology, yielded several prestigious publications and awards.

Michael Berelowitz has served as a member of our board of directors since April 2017. Since 2011, Dr. Berelowtiz has been self-employed as a biopharmaceutical consultant. From 2009 to 2011, Dr. Berelowitz served as Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit at Pfizer, Inc. From 1996 to 2009, he served in various other roles at Pfizer, Inc., beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to 1996, Dr. Berelowitz spent a number of years in academia. Dr. Berelowitz also serves on the board of directors of Recro Pharma Inc. (Nasdaq: REPH), a clinical stage specialty pharmaceutical company, Kamada Ltd. (Nasdaq: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, and previously served as a director of Oramed Pharmaceuticals Inc. from June 2010 until August 30, 2016. Among his public activities, Dr. Berelowitz has served on the board of directors of the American Diabetes Association, the Clinical Initiatives Committee of the Endocrine Society, and has chaired the Task Force on Research of the New York State Council on Diabetes. He has also served on several editorial boards, including the Journal of Clinical Endocrinology and Metabolism and Endocrinology, Reviews in Endocrine and Metabolic Disorders and Clinical Diabetes. Dr. Berelowitz has authored and co-authored more than 100 peer-reviewed journal articles and book chapters in the areas of pituitary growth hormone regulation, diabetes and metabolic disorders. Dr. Berelowitz holds adjunct appointments as Professor of Medicine in the Divisions of Endocrinology and Metabolism at SUNY - Stony Brook and Mt. Sinai School of Medicine in New York.

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

Jonathan Burgin has served as a member of our board of directors since October 2018. Mr. Bergin has served as the Chief Financial Officer of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCancell Ltd.) between June 2011 and June 2012, was Anchiano’s Chief Executive Officer from June 2012 through October 2016, and has served as Anchiano’s Chief Financial Officer and Chief Operating Officer since October 2016. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a service assurance provider, from 2006 to 2011, and was Chief Financial Officer of XTL Biopharmaceuticals Ltd. (TASE: XTL, Nasdaq: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was Chief Financial Officer of YLR Capital Markets Ltd., a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, CPA (Israel), the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in accounting and economics from Tel Aviv University and is certified in Israel as a Certified Public Accountant.

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

Professor Francesco Dazzi is a specialist in Regenerative and Haematological Medicine and is KHP Lead for Cellular Therapies at King’s College London. Professor Dazzi is also a member of editorial boards at leading scientific journals.

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

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries to our office holders with respect to the year ended December 31, 2018 was approximately $2.6 million.

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 12, 2018, in addition to the eight members of the board of directors (including the Company's Chairman and Chief Executive Officer), the Company considers six other individuals, including its Chief Financial Officer, Chief Development Officer, Chief Business Officer, Vice President of Operations, Vice President of Clinical Affairs and Quality Assurance Director to be office holders.

The table below sets forth the compensation paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2018, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Base Salary (NIS in thousands) (including social allowance)	Variable Compensation(1) (NIS in thousands)	Equity-Based Compensation(2) (NIS in thousands)	Other (NIS in thousands)	Total(3) (NIS in thousands)	Convenience translation into USD in thousands(4)
Kasbian Nuriel Chirich, Chairman of the Board of Directors	643	126	957	14	1,740	464
Dr. Shai Yarkoni, Chief Executive Officer & Director	1,160	309	1,356	8	2,833	756
Eyal Leibovitz, Chief Financial Officer	922	187	505	21	1,635	436
Dr. Yael Kenan, Vice President of Clinical Affairs	678	16	52	3	749	200
Dr. Ronit Bakimer-Kleiner Chief Development Officer	628	23	46	8	705	188

(1)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments for the year ended December 31, 2018 (including any cash bonuses paid in 2019). Cash bonuses are intended to promote our work plan and business strategy by rewarding senior office holders for achievement of business and financial goals through team work and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) progress in our ongoing Phase I/II clinical trial, (ii) completion of a strategic transaction, (iii) submission of an IND, (iv) raising funds, (v) FasL production of first clinical batch, and (vi) establishment of U.S. subsidiary.

(2)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2018 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in note 12 to the consolidated financial statements.

(3)	All amounts reported in the table are in terms of cost to us.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018 at the rate of one U.S. dollar per NIS 3.748.

Compensation of Directors

As approved by our shareholders at our 2018 annual meeting of shareholders, in connection with their services as directors of the Company and in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our directors (other than Dr. Yarkoni and Mr. Chirich) from time to time, including external directors, is entitled to an annual payment of NIS 34,200, plus value-added tax, or VAT, if applicable, payable quarterly at the end of each quarter. In addition, each of our non-employee directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Compensation of External Directors

Each of our external directors is entitled to an annual amount of NIS 34,200, plus VAT, if applicable, payable in quarterly installments at the end of each quarter. In addition, in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our external directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors & Financial Experts” below.

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

For a description of the terms of our options and option plans, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” below.

Chairman of the Board of Directors Agreement with Kasbian Nuriel Chirich

On April 30, 2013, we entered into a Chairman of the board of directors agreement with Kasbian Nuriel Chirich, employing him on a part-time basis as Chairman of the board of directors. Mr. Chirich’s terms of employment have been subsequently amended on July 24, 2016 and July 5, 2018. Mr. Chirich’s current monthly salary is NIS 42,000 and he is entitled to a maximum bonus of up to six monthly salaries. Mr. Chirich is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and an allocation to a manager’s insurance policy, pension plan, study fund and disability insurance. The agreement originally had a term of 36 months and was renewable for additional terms of 36 months subject to any approvals that are required by law. The current term terminates on June 30, 2019. The agreement is terminable by either party upon 180 days prior written notice and is terminable immediately by Cellect Biotherapeutics for cause as such term is defined in the employment agreement.

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

On July 5, 2018, we granted options to purchase 632,710 ordinary shares to Mr. Chirich. The options are exercisable at NIS 1.515 per share and expire on July 4, 2028. The options vest over a period of 48 months, with one quarter vesting on March 12, 2019 and the remaining three quarters vesting over the remaining 36 months on a quarterly basis beginning March 12, 2019.

Employment Agreement with Shai Yarkoni

On April 30, 2013, we entered into an employment agreement with Dr. Shai Yarkoni employing him on full-time basis as Chief Executive Officer. Dr. Yarkoni’s terms of employment have been subsequently amended on July 24, 2016. Dr. Yarkoni’s current monthly salary is NIS 70,000 and he is entitled to a maximum bonus of up to six monthly salaries. Dr. Yarkoni is entitled to an allocation to a manager’s insurance policy and study fund. Dr. Yarkoni is also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses and a company car and mobile phone. The agreement originally had a term of 36 months and was extended for a further 36 months. The current term terminates on June 30, 2019. The agreement is terminable by either party upon 180 days prior written notice and terminable immediately by us for cause as such term is defined in the employment agreement.

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

Services Agreement with Dr. Ruth Ben Yakar

In September 2014, a special meeting of shareholders approved entering into a services agreement with Dr. Ruth Ben Yakar under which Dr. Ben Yakar will provide up to 20 hours per month of assistance to our Chief Executive Officer in business development and raising money for a monthly fee of NIS 6,000. In April 2015, our shareholders approved an increase to Dr. Ben Yakar’s monthly fee to up to NIS 14,000, reflecting a maximum of 40 hours per month of services, effective November 15, 2014. During 2018, Dr. Ben Yakar did not provide any consulting services to us.

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

All of our directors other than Dr. Shai Yarkoni, Kasbian Nuriel Chirich and Dr. Ruth Ben Yakar are independent under the Nasdaq Capital Market rules. The definition of independent director under the Nasdaq Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the Nasdaq Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders, while independent directors may be elected by an ordinary majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least five and not more than twelve directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of eight members.

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

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office ending on the earlier of the next annual general meeting of our shareholders, or the conclusion of the term of office in accordance with our articles of association or any applicable law, subject to the maximum number of directors allowed under the articles of association. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms, provided that, for Israeli companies traded on the Nasdaq Capital Market and certain other international exchanges, such term may be extended indefinitely in increments of additional three-year terms. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “— External Directors” below.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “— External Directors.” In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Our board of directors has determined that Jonathan Burgin and Abraham Nahmias have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

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

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Capital Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

A director has “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

Ruhama Avraham and Jonathan Burgin have served as our external directors since 2017 and 2018 respectively, and both have the requisite accounting and financial expertise. Ruhama Avraham was elected to serve from December 13, 2017 to December 12, 2020. Jonathan Burgin was elected to serve from October 25, 2018 to October 24, 2021.

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

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, except as provided below, provided that either:

●	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, as defined below, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company. Additionally, the Israeli Minister of Justice, in consultation with the Israel Securities Authority, or the ISA, may determine matters that under certain conditions will not constitute a business relationship or competition with the company; or

●	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

Committees of the Board of Directors

Our board of directors has established four standing committees, the audit committee, the financial statement examination committee, the strategic committee, and the compensation committee.

Audit Committee

Our audit committee consists of Abraham Nahmias along with our two external directors, Ruhama Avraham and Jonathan Burgin. Mr. Burgin serves as Chairman of the audit committee.

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

Under the Nasdaq Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Capital Market corporate governance rules. Our board of directors has determined that Jonathan Burgin and Abraham Nahmias are audit committee financial experts as defined by the SEC rules, have the requisite financial sophistication as required by the Nasdaq Capital Market corporate governance rules.

Each of the members of the audit committee is deemed “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, according to which an audit committee member is barred from accepting any consulting, advisory or other compensatory fee from the company or any subsidiary thereof, other than in the member’s capacity as a member of the board of directors, and may not be an affiliated person of the company or any subsidiary of the company apart from his or her capacity as a member of the board of directors and any committee of the board of directors.

Our board of directors has adopted an audit committee charter which became effective upon the listing of our ADSs and warrants on the Nasdaq Capital Market that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing rules of the Nasdaq, as well as the requirements for such committee under the Companies Law, including the following:

●	overseeing our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

●	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

●	examining the working plan of the internal auditor, where the board of directors approves such working plan, before its submission to our board of directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law” below), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Financial Statement Examination Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements, unless the board of directors of such company opts for an exemption under relevant regulations promulgated under the Israeli Companies Law, as our board of directors has done. Accordingly, in July 2016, our board of directors adopted a resolution that our audit committee is assigned the responsibilities and duties of the financial statements examination committee. From time to time, as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditors are invited to attend all meetings of audit committee when it is acting in the role of the financial statements examination committee.

Strategic Committee

Our strategic committee consists of Dr. Michael Berelowitz, David Braun, Ruth Ben-Yakar, Nuriel Chirich Kasbian, Shai Yarkoni and Jonathan Burgin. Mr. Berelowitz serves as Chairman of the strategic committee

The strategic committee was established by our board of directors in May 2018 in order to determine our strategy for upcoming years. The strategic committee is not a mandatory committee according to the Israeli Companies Law and has an advisory role.

Compensation Committee and Compensation Policy

Our compensation committee consists of Abraham Nahmias along with our two external directors, Ruhama Avraham and Jonathan Burgin. Mr. Burgin serves as Chairman of the compensation committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation as described below under “— Approval of Related Party Transactions under Israeli Law—Fiduciary Duties of Directors and Executive Officers”.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as Chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the Nasdaq Capital Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The compensation policy must be based on certain considerations, must include certain provisions and must refer to certain matters as set forth in the Companies Law. The compensation policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (1) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded) or (2) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the compensation policy, constitute two percent or less of the voting power of the company.

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

Pursuant to the Companies Law, following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved our amended and restated compensation policy at our annual general meeting of shareholders that was held in July 2018.

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

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) fulfilling the duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

Our compensation committee’s responsibilities include:

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder, a relative of a controlling shareholder, or a director that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors and subject Company’s Compensation Policy.

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

As of December 31, 2018, we had twenty-eight full-time employees. These employees are comprised of nineteen in research and development and nine employees in management, finance, business development and administration. From time to time, we also employ independent contractors to support our operations. Our employees are not represented by any collective bargaining agreements and we have never experienced an organized work stoppage. All of our employees are located in Israel other than one employee who is located in the United States.

E.	Share Ownership.

Stock Option Plans

Equity Compensation Plan

We maintain our 2014 Cellect Option Plan, which was originally adopted by our board of directors in February 2014 and is scheduled to expire in February 2024. The 2014 Cellect Option Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2018, options to purchase 13,014,147 ordinary shares were outstanding and up to 1,548,784 ordinary shares are available for issuance. Of such outstanding options, options to purchase 5,536,637 ordinary shares are exercisable as of December 31, 2018, with a weighted average exercise price of NIS 1.18 per share, and will expire ten years from the date of grant, during the years 2024 – 2028.

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

See also “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 12, 2019 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 12, 2019 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 224,087,799 ordinary shares outstanding (which excludes 2,641,693 shares held in treasury) on March 12, 2019.

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

	Number of Shares Beneficially	Percentage Ownership
Directors and Senior Management
Kasbian Nuriel Chirich (1)	36,400,842	16.1%
Dr. Shai Yarkoni (2)	36,400,842	16.0%
Eyal Leibovitz (3)	1,656,783	*
Dr. Ronit Bakimer-Kleiner (4)	23,125	*
Andrew Sabatier (5)	120,000	*
Dr. Yael Kenan (6)	23,125	*
Dr. Amos Ofer (7)	-	-
Smadar Har Tuv (8)	100,000	*
Abraham Nahmias (9)	377,667	*
Ruth Ben Yakar (10)	211,000	*
Michael Berelowitz (11)	75,000	*
Ruhama Avraham (12)	46,875	*
David Braun (13)	46,875	*
Jonathan Burgin (14)	-	-
Directors and Senior Management as a group (14 persons)	39,081,292	17.2%
More than 5% Shareholders
Ilan Holdings (M&I) Ltd. (15)	14,962,470	6.7%
Anson Funds Management L.P. (16)	16,600,016	7.6%
Sabby Volatility Warrant Master Fund, Ltd (17)	16,802,660	7.7%

*	Less than 1%

(1)	Represents (i) 854,613 ADSs representing 17,092,267 ordinary shares owned by Mr. Chirich, (ii) 12,420 ADS representing 248,400 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (iv) options to purchase 721,365 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (v) options to purchase 158,178 ordinary shares at an exercise price of NIS 1.515 per share and expiring on March 12, 2028, and (vi) 33,333 ADS representing 666,667 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024 and (v) 17,441,967 ordinary shares beneficially owned by Dr. Yarkoni over which Mr. Chirich has shared voting power pursuant to a voting agreement. Excludes options to purchase 1,195,897 ordinary shares that vest in more than 60 days from March 12, 2019.

(2)	Represents (i) 711,454 ADSs representing 14,229,073 ordinary shares owned by Dr. Yarkoni, (ii) 14,777 ADS representing 295,540 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 ordinary shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 1,512,020 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (vi) 6,667 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024 and (v) 18,958,875 ordinary shares beneficially owned by Mr. Chirich over which Dr. Yarkoni has shared voting power pursuant to a voting agreement. Excludes options to purchase 1,512,020 ordinary shares that vest in more than 60 days from March 12, 2019.

(3)	Represents (i) 3,708 ADSs representing 74,167 ordinary shares owned by Mr. Leibovitz, (ii) options to purchase 1,515,950 ordinary shares at an exercise price of NIS 0.819 per share and expiring on October 26, 2026, (iii) options to purchase 1,515,950 ordinary shares at an exercise price of NIS 0.819 per share and expiring on and November 20, 2027, and (iv) 3,333 ADS representing 66,667 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 528,137 ordinary shares that vest in more than 60 days from March 12, 2019.

(4)	Represents options to purchase 23,125 ordinary shares at an exercise price of NIS 1.444 per share and expiring on November 20, 2027. Excludes options to purchase 50,875 ordinary shares that vest in more than 60 days from March 12, 2019.

(5)	Represents (i) 3,000 ADSs representing 60,000 ordinary shares owned by Mr. Sabatier, and (ii) 3,000 ADS representing 60,000 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 2,044,080 ordinary shares that vest in more than 60 days from March 12, 2019.

(6)	Represents options to purchase 23,125 ordinary shares at an exercise price of NIS 1.361 per share and expiring on January 22, 2028. Excludes options to purchase 50,875 ordinary shares that vest in more than 60 days from March 12, 2019.

(7)	Excludes options to purchase 400,000 ordinary shares that vest in more than 60 days from March 12, 2019.

(8)	Represents options to purchase 100,000 ordinary shares at an exercise price of NIS 0.631 per share and expiring on January 26, 2027.

(9)	Represents (i) 133,333 ordinary shares owned by Mr. Abraham Nahmias, (ii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (iii) options to purchase 39,000 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (iv) 6,667 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $1.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 39,000 ordinary shares that vest in more than 60 days from March 12, 2019.

(10)	Represents (i) options to purchase 100,000 ordinary shares at an exercise price of NIS 1.40 per share and expiring on September 28, 2024, (ii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, and (iii) options to purchase 39,000 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027. Excludes options to purchase 39,000 ordinary shares that vest in more than 60 days from March 12, 2019.

(11)	Represents options to purchase 75,000 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027. Excludes options to purchase 75,000 ordinary shares that vest in more than 60 days from March 12, 2019.

(12) (13)

Represents options to purchase 46,875 ordinary shares at an exercise price of NIS 1.437 per share and expiring on February 12, 2027. Excludes options to purchase 103,125 ordinary shares that vest in more than 60 days from March 12, 2019.

Represents options to purchase 46,875 ordinary shares at an exercise price of NIS 1.437 per share and expiring on February 12, 2027. Excludes options to purchase 103,125 ordinary shares that vest in more than 60 days from March 12, 2019.

(14)	Excludes options to purchase 150,000 ordinary shares that vest in more than 60 days from March 12, 2019

(15)	Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2019 jointly by Ilan Holdings (M&I) Ltd. and Arrow Pride (Eran Ilan) (together, the “Reporting Persons”), the Reporting Persons have the sole power to vote amd dispose of 14,489,100 ordinary shares.

(16)	Based on information contained in a Schedule 13G filed with the SEC on February 19, 2019 jointly by Anson Funds Management LP (d/b/a Anson Group), or AFM,, Anson Management GP LLC or AM, Bruce R. Winson, the principal of AFM and AM, Anson Advisors Inc. (d/b/a Anson Funds), or AA, Amin Nathoo, a director of AA, and Moez Kassam, a director of AA. AMF and AA serve as co-investment advisors to a private fund, or the Fund and may direct the vote and disposition of the 16,600,016 ordinary shares represented by ADSs held by the Fund. As the general partner of AFM, AM may direct the vote and disposition of the 16,600,016 ordinary shares represented by ADSs held by the Fund. As the principal of AFM and AM, Mr. Winson may direct the vote and disposition of the 16,600,016 ordinary shares represented by ADSs held by the Fund. As directors of AA, Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 16,600,016 ordinary shares represented by ADSs held by the Fund.

(17)

Based partially on information contained in a Schedule 13G filed with the SEC on February 12, 2019 jointly by Sabby Healthcare Master Fund, Ltd., or Sabby HMF, Sabby Volatility Warrant Master Fund, Ltd., or Sabby VWMF, Sabby Management, LLC, or Sabby Management, and Hal Mintz. Sabby HMF and Sabby VWMF beneficially own 0 and 16,802,660 Ordinary shares, respectively, and Sabby Management and Mr.Mintz each beneficially own 16,802,660 ordinary shares. Sabby Management and Mr. Mintz do not directly own any ordinary shares, but each indirectly owns 16,802,660 ordinary shares. Sabby Management indirectly owns 16,802,660 ordinary shares because it serves as the investment manager of Sabby HMF and Sabby VWMF. Mr. Mintz indirectly owns 16,802,660 ordinary shares in his capacity as manager of Sabby Management.

To our knowledge, from the date immediately prior to our U.S. initial public offering on August 3, 2016 to March 12, 2019, the ownership percentage of Kasbian Nuriel Chirich decreased by 12.5% from 20.3% to 7.8%, the ownership percentage of Shai Yarkoni decreased by 11.6% from 18.1% to 6.5% during such period (in each case of Mr. Chirich and Dr. Yarkoni without giving effect to the voting agreement they are party to), the ownership percentage of Michael Ilan Management and Investments Ltd. (assuming such entity is affiliated with Ilan Holdings (M&I) Ltd.) decreased by 14.3% from 20.9% to 6.7%, the ownership percentage of Nadir Askenasy decreased from 16.9% to under 5%. Anson Funds Management L.P. and Sabby Volatility Warrant Master Fund, Ltd became more than 5% shareholders as a result of their participation in our follow-on underwritten public offering in February 2019. Sabby has held more than 5% of our outstanding shares in the past.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 20 ordinary shares. As of March 12, 2019, BNY held 217,664,440 ordinary shares representing 97% of the outstanding share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors. We have entered into indemnification and exculpation agreements with each of our current office holders and directors, exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this offering, to the extent such liabilities are not covered by insurance. See “Management Exculpation, Insurance and Indemnification of Directors and Officers.”

Employment and Service Agreements

We have employment, service or related agreements with certain members of senior management and directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation”.

2019 Underwritten Public Offering

Certain of our officers and directors participated in our follow on underwritten offering in February 2019. See “Item 10. Additional Information—Material Contracts—2019 Underwritten Public Offering”.

Options

We have granted options to purchase our ordinary shares to certain of our officers and directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”. We describe our option plans under “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings and except as set forth below, are not aware of any pending or threatened material legal or administrative proceedings against us.

Dividends

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Item 10. Additional Information—B. Articles of Association—Dividends.” See “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations and Government Programs.”

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

On July 29, 2016, our ADSs and warrants, commenced trading on the Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the TASE.

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

 Articles of Association

The following are summaries of material provisions of our articles of association, as amended from time to time, and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors and in accordance with the Companies Law and its Regulations. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment and dismissal of directors and external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

●	authorization of the Chairman of the board of directors or his relative to act as the company’s Chief Executive Officer or act with such authority; or authorization of the company’s Chief Executive Officer or his relative to act as the Chairman of the board of directors or act with such authority.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties, that require shareholder approval;

●	an approval of a merger;

●	the authorization of the Chairman of the board of directors or his relative to act as the company’s Chief Executive Officer or act with such authority; or the authorization of the company’s Chief Executive Officer or his relative to act as the Chairman of the board of directors or act with such authority;

●	any other matter that is determined in the articles of association to be voted on by way of a written ballot. Our articles of association do not stipulate any additional matters; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

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

Under regulations enacted pursuant to the Companies Law, the above special tender offer requirements may not apply to companies whose shares are listed for trading on a foreign stock exchange if, among other things, the relevant foreign laws or the rules of the stock exchange, include provisions limiting the percentage of control which may be acquired or that the purchaser is required to make a tender offer to the public. However, the ISA’s opinion is that such leniency does not apply with respect to companies whose shares are listed for trading on stock exchanges in the United States, including the Nasdaq Capital Market, which do not provide for sufficient legal restrictions on obtaining control or an obligation to make a tender offer to the public, therefore the special tender offer requirements shall apply to such companies.

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

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report on Form 20-F, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4. Information on the Company—A. History and Development of the Company” above, “Item 4. Information on the Company—B. Business Overview” above, and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” above.

September 2017 Financing

On September 7, 2017, we entered into Securities Purchase Agreements, or the 2017 Purchase Agreements, with certain accredited investors providing for the issuance of an aggregate of 531,136 ADSs in a registered direct offering at a purchase price of $8.10 per ADS for aggregate gross proceeds of approximately $4.3 million. The offering closed on September 11, 2017.

In addition, under the 2017 Purchase Agreements, the investors received unregistered warrants to purchase an aggregate of 265,568 ADSs. The warrants were exercisable immediately for a period of twelve months from the date of issuance at an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The warrants could exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. The warrants have since expired.

The 2017 Purchase Agreements also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

We also entered into a letter agreement with Wainwright dated September 6, 2017, pursuant to which Wainwright agreed to serve as the placement agent for the Company in connection with the offering. We paid Wainwright a cash placement fee equal to 7% of the aggregate purchase price for the ADSs placed by the placement agent, plus a non-accountable expense allowance of $15,000 and up to $30,000 for certain expenses.  Wainwright also received compensation warrants on substantially the same terms as the investors in the offering, except the exercise price shall be $10.125 per ADS, in an amount equal to 5% of the aggregate number of ADSs sold in the offering that were placed by the placement agent. Those warrants have since expired.

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

2019 Underwritten Public Offering

On February 7, 2019, we entered into an Underwriting Agreement, or the Underwriting Agreement, with A.G.P./Alliance Global Partners as representative of the underwriters, relating to an underwritten public offering of (a) 1,889,000 units, consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded warrant to purchase one ADS, and (ii) one Warrant, at a public offering price of $1.49 per pre-funded unit. The offering of the units and the pre-funded units closed on February 12, 2019.

The pre-funded units were issued and sold to purchasers whose purchase of units in the offering would otherwise result in the purchaser, together with their affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of the offering, if they so choose. Each pre-funded warrant contained in a pre-funded unit is immediately exercisable for one ADS at an exercise price of $0.01 per share and will remain exercisable until exercised in full. The warrant included in the units and the pre-funded units is immediately exercisable at a price of $1.50 per ADS, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. The ADSs included in the units or pre-funded warrants included in the pre-funded units, as the case may be, and the warrants were offered together, but the securities contained in the units or pre-funded units were issued separately.

We also granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs.

The Underwriting Agreement provided that we, our directors and our executive officers will not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or ordinary share equivalents, subject to certain exceptions, for a period of 90 days after the date of the offering. The Underwriting Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

In connection with the offering, the following office holders participated in the offering in the following amounts: (i) Kasbian Nuriel Chirich purchased 33,333 ADSs and 33,333 warrants to purchase 33,333 ADSs, (ii) Shai Yarkoni purchased 6,667 ADSs and 6,667 warrants to purchase 6,667 ADSs, (iii) Avraham Nahmias purchased 6,667 ADSs and 6,667 warrants to purchase 6,667 ADSs, and (iv) Eyal Leibovitz purchased 3,333 ADSs and 3,333 warrants to purchase 3,000 ADSs, and (v) Andrew Sabatier purchased 3,000 ADSs and 3,000 warrants to purchase 3,000 ADSs.

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018-2019, the corporate tax rate is 23% (in 2017, the corporate tax rate was 24%, in 2016, the corporate tax rate was 25% and in 2015, the corporate tax rate was 26.5%).

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that Cellect Biotherapeutics is currently qualified as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Companies; And expenses related to a public offering are deductible in equal amounts over three years.

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

Tax benefits are available under the 2011 Amendment to Industrial Enterprise, which are generally required to derive 25% or more of their business income from export in a market that have 14 million residents; or its revenues in a tax year from sales in one market does not exceed 75% percent of its entire sales in that tax year; or an industrial enterprise whose main activity is in the field of biotechnology or nanotechnology, and has been approved by the Israeli Innovation Authority and meet additional criteria stipulate in the amendment.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law (“Amendment 73”) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows: Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were published by the Minister of Finance on May 1, 2017.

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

As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain exceeds NIS 810,720. As of January 2017, the tax rate will be 3% on high earners whose annual income or gain exceeds NIS 640,000.

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

The term “Israeli resident” is generally defined under Israeli tax legislation with respect to individuals as a person whose center of life is in Israel. The Ordinance provides that in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) place of permanent home; (b) place of residential dwelling of the individual and the individual’s immediate family; (c) place of the individual’s regular or permanent occupation or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; and (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Shares.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to real capital gain (capital gain less the effect of inflation) derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2013, an additional tax at a rate of 2% is imposed on high earners whose annual income or gains exceed NIS 810,720. As of January 2017, the tax rate will be 3% on high earners whose annual income or gain exceeds NIS 640,000.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (23% as of 2018 and up to 47% for individuals as of 2017).

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (Tax Treaty between Israel and US), as amended, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Approved Enterprise, and not more than 25% of the gross income of the paying corporation consists of interest or dividends (other than interest derived from the conduct of banking, insurance, or financing business or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by the paying corporation at the time such dividends or interest is received) the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. Subject to the mentioned conditions above, if the recipient is a US corporation, according to the Tax Treaty between Israel and US the Israeli tax withheld may not exceed 15% in the case of dividends paid out of the profits of an “Approved Enterprise”, subject to certain conditions.

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

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, AMERICAN DEPOSITORY SHARES AND WARRANTS, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and disposition of the ordinary shares, ADSs and warrants. For this purpose, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs or warrants that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state therein, or the District of Columbia; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; and (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs or warrants. This summary generally considers only U.S. Holders that will own our ordinary shares or ADSs or warrants as capital assets (generally, property held for investment). Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs or warrants by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the tax considerations that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances, or to U.S. Holders that are subject to special treatment under U.S. federal income tax law, including: (1) banks, life insurance companies, regulated investment companies, or other financial institutions or “financial services entities”; (2) brokers or dealers in securities or foreign currency; (3) persons who acquired our ordinary shares or ADSs or warrants in connection with employment or other performance of services; (4) U.S. Holders that are subject to the U.S. alternative minimum tax; (5) U.S. Holders that hold our ordinary shares or ADSs or warrants as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) tax-exempt entities; (7) real estate investment trusts; (8) U.S. Holders that expatriate out of the United States or former long-term residents of the United States; or (9) U.S. Holders having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, ordinary shares or ADSs or warrants representing 10% or more of our voting power or value. This discussion also does not address any U.S. state or local or non-U.S. tax considerations, any U.S. federal estate, gift, generation-skipping, transfer, or alternative minimum tax considerations, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States, which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Exercise or Lapse of a Warrant

A U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. An ordinary share or ADS acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. Subject to the discussion under the heading “Passive Foreign Investment Companies” below, the holding period of such share or ADS generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the exercise of a warrant, including with respect to whether the exercise is a taxable event, and their holding period and tax basis in the ordinary shares or ADSs received.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who owns shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which either:

●	75% or more of our gross income (including our pro rata share of gross income for any company in which we are considered to own 25% or more of the shares by value) is passive; or

●	at least 50% of our assets, averaged quarterly over the year (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) and generally determined based upon value are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. We believe that we were a PFIC for our 2018 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2019 or for any other taxable year. U.S. Holders who hold ordinary shares or ADSs or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “QEF”, or “mark-to-market” election with respect to our ordinary shares or ADSs. Upon request, we expect to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

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

The PFIC rules described above would not apply to a U.S. Holder of our ordinary shares or ADSs who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares or ADSs while we were a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. A U.S. Holder may not make a QEF election with respect to our warrants.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election with respect to our ordinary shares or ADSs. A U.S. Holder of our ordinary shares or ADSs which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the ordinary shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs or warrants. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. Thus, a U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. A U.S. Holder’s tax basis in our ordinary shares or ADSs would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our ordinary shares or ADSs would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder may not make a mark-to-market election with respect to our warrants.

U.S. Holders who do not make a timely QEF election or a mark-to-market election, and who hold our ordinary shares or ADSs or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares or ADSs in the event that we are a PFIC.

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

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain a corporate website www.cellect.co. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

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

Use of Proceeds

Initial Public Offering

The effective date of the registration statement (File no. 333-212432) for our initial U.S public offering of our ADSs and warrants, was July 28, 2016.  The offering with respect to our ADSs and warrants commenced on July 28, 2016 and was closed on August 3, 2016. H.C. Wainwright & Co., LLC was the book-running manager for the offering. We registered 1,292,308 ADSs, each representing 20 of our ordinary shares, and public warrants to purchase up to 969,231 ADSs, and granted the underwriters a 45-day option to purchase up to an additional 193,846 ADSs and/or warrants to purchase an additional 145,385 ADSs, at the public offering price, less underwriting discount, to cover over-allotments, if any.  The over-allotment option was partially exercised by the underwriters for the purchase of warrants to purchase 65,890 ADSs.

The gross proceeds received by us from this offering were approximately $8.4 million prior to deducting underwriting discounts, commissions and other estimated offering expenses.  Under the terms of the offering, we incurred aggregate underwriting discounts and commissions of approximately $0.6 million and expenses of approximately $0.2 million in connection with the offering, resulting in net proceeds to us of approximately $7.6 million. None of the expenses was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates

The primary purposes of this offering were to fund our Phase I/II single arm, open label clinical trial, perform a pivotal study, develop our ApoTainer selection kit product, advance the development of our technology platform for additional indications and for general research activities as well as for working capital and other general corporate purposes.

As of March 12, 2019, we have used approximately $3.5 million of the net proceeds of this offering for on-going R&D and clinical research, approximately $4.1 million to working capital and any other purposes. Accordingly, all of the net proceeds from this offering have been used.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO, and our CFO, are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting were effective as of December 31, 2018.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the following two members of our audit committee, Jonathan Burgin and Abraham Nahmias, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Capital Market rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics which became effective upon the listing of our ADSs and warrants on the Nasdaq Capital Market applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at www.cellect.co. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2017.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of Ernst & Young Global for all services, including audit services, for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
(in thousands)
Audit fees (1)	$74	74
Audit-related fees	40	34
Tax fees (2)	14	6
All other fees	-	-

Total	$128	114

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns.

Pre-Approval of Auditors’ Compensation

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

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Capital Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Capital Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Capital Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Capital Market rules, with respect to the following requirements:

Distribution of certain reports to shareholders.  As opposed to the listing rules of the Nasdaq, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Nomination of directors.  With the exception of our external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following his or her election. See “Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. One or more shareholders of a company holding at least 1% of the voting power of the company may nominate a currently serving external director for an additional three year term. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by independent directors constituting a majority of independent directors, as required under the listing rules of the Nasdaq.

Compensation of officers.  We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law and our articles of association do not require that the independent members of our board of directors, or a compensation committee composed solely of independent members of our board of directors, determine an executive officer’s compensation, as is generally required under the listing rules of the Nasdaq with respect to the Chief Executive Officer and all other executive officers of a company. However, Israeli law and our articles of association do require that our audit and compensation committees each contain two external directors (as defined in the Companies Law. See “Board Practices — External Directors.”). In addition, Israeli law requires that additional members of the compensation committee and the external directors be compensated equally. Our compensation committee has been established and conducts itself in accordance with the provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, compensation of office holders is determined and approved by our compensation committee, and in general, by our board of directors as well, and in certain circumstances by our shareholders, as detailed below under the caption “— Shareholder Approval.” Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation (including the compensation required to be approved for our Chief Executive Officer) requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with listing rules of the Nasdaq. See “— Compensation Committee and Compensation Policy” below.

Compensation Committee.  Pursuant to the Companies Law, we established a compensation committee as detailed above under “Compensation Committee and Compensation Policy”. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as “independent” under applicable the Nasdaq Capital Market and SEC rules.

Independent directors.  Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under the Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Board Practices — External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the Companies Law and the applicable the Nasdaq Capital Market and SEC criteria for independence, and under Israeli law, the audit committee and compensation committee must each include all external directors then serving on our board of directors. We must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law, as described under the caption “— Audit Committee.” Our board of directors has affirmatively determined that each of: Michael Berelowitz, Jonathan Burgin, Ruhama Avraham, David Braun and Abraham Nahmias qualifies as “independent” under the Nasdaq Capital Market independence standards.

Shareholder approval.  We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with the Nasdaq Capital Market Listing Rule 5635. In particular, under the Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or material amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described under “Disclosure of personal interests of controlling shareholders and approval of certain transactions,” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described under “Disclosure of personal interests of controlling shareholders and approval of certain transactions, (d) approval of transactions with company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not in accordance with the approved compensation policy of the company, or transactions with officers of the company not in accordance with the approved compensation policy, and (e) approval of the compensation policy of the company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

  Other than the foregoing home country practices, we otherwise comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other the Nasdaq Capital Market corporate governance rules. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq applicable to domestic U.S. issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

1.2	Certificate of Name Change of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

2.1	Form of Deposit Agreement between Cellect Biotechnology Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (included as Exhibit 4.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

Exhibit No.	Exhibit Description
2.4	Form of Underwriters’ Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

4.1	Founders Agreement dated June 1, 2011 between Kasbian Nuriel Chirich, Dr. Shai Yarkoni, and Dr. Nadir Askenasy (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.2	Chairman of the Board Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.3	Employment Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.4	Cellect Biotechnology Ltd. 2014 Global Incentive Option Scheme (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.5	Amended and Restated Compensation Policy (included as Exhibit A to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.6	Amendment to Dr. Shai Yarkoni Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.8 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.7	Amendment to Kasbian Nuriel Chirich Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.9 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.8	Form Indemnification and Release Instrument (included as Exhibit B to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.9	Form of Underwriting Agreement (included as Exhibit 1.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 22, 2016, and incorporated herein by reference).

4.10	Form of Securities Purchase Agreement for the September 2017 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

Exhibit No.	Exhibit Description
4.11	Form of Warrant for the September 2017 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

4.12	Form of Securities Purchase Agreement for the January 2018 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.13	Form of Warrant for the January 2018 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.14	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form F-1/A filed with the Securities and exchange Commission on February 7, 2019)

4.15	Form of Warrant Agent Agreement dated between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Warrant (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.16	Form of Pre-Funded Warrant Agent Agreement between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Pre-funded Warrant (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

8.1	Subsidiaries of Cellect Biotechnology Ltd.*

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

15.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel.*

101	The following financial information from Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CELLECT BIOTECHNOLOGY LTD.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

Date: March 18, 2019

CELLECT BIOTHECHNOLOGY LTD

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

NIS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

Cellect Biotechnology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cellect Biotechnology Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company incurred losses totaling NIS 20,113 thousand and negative cash flow from operating activity totaling NIS 23,635 during the year ended December 31, 2018. Additionally, the Company has not yet generated revenues from its operations and is dependent on external sources for financing its operations. Due to these conditions, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2011	/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 18, 2019	A Member of Ernst & Young Global

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except number of shares data

			Convenience
			translation
			(Note 2d)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	13,734	17,809	4,752
Marketable securities	13,999	-	-
Other receivables	818	816	218

	28,551	18,625	4,970
LONG-TERM ASSETS:
Restricted cash	305	337	90
Other Long term receivables	173	132	35
Property, plant and equipment, net	1,344	1,544	412

	1,822	2,013	537

	30,373	20,638	5,507

CURRENT LIABILITIES:
Trade payables	1,703	887	237
Other payables	2,396	4,012	1,070

	4,099	4,899	1,307

NON CURRENT LIABILITIES:
Warrants to ADS	7,422	1,816	485

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2017, and 2018, Issued and outstanding: 120,185,659*) and 130,414,799*) shares as of December 31, 2017 and 2018, respectively.	-	-	-
Additional Paid In Capital	82,839	95,085	25,370
Share-based payments	9,381	12,319	3,287
Treasury shares	(9,425)	(9,425)	(2,515)
Accumulated deficit	(63,943)	(84,056)	(22,427)

	18,852	13,923	3,715

	30,373	20,638	5,507

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Research and development expenses, net	8,256	11,503	13,513	3,605

General and administrative expenses	7,968	12,930	15,734	4,198

Other Income	(280)	-	-	-

Total operating expenses	15,944	24,433	29,247	7,803

Operating loss	15,944	24,433	29,247	7,803

Financial income	(660)	(101)	(9,154)	(2,442)

Financial expenses	33	3,892	20	6

Total Comprehensive loss	15,317	28,224	20,113	5,367

Loss per share

Basic and diluted loss per share	0.168	0.252	0.155	0.041
Basic and diluted loss per ADS	3.36	5.04	3.11	0.82

Weighted average number of shares outstanding used to compute basic and diluted loss per share	91,128,516	111,968,663	129,426,091	129,426,091

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

In thousands, except number of shares data

	Share capital	Additional paid in capital	Treasury shares	Share based payments	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2016	-	36,725	(9,425)	3,603	(20,402)	10,501

Issuance of share capital net of issue costs (see Note 11a1)	-	30,682	-	1,062	-	31,744
Share-based payment	-	-	-	1,552	-	1,552
Exercise of share options	-	7	-	-	-	7
Total comprehensive loss	-	-	-	-	(15,317)	(15,317)

Balance as of December 31, 2016	-	67,414	(9,425)	6,217	(35,719)	28,487

Issuance of ADS net of issue costs (see Note 11a7)	-	11,693	-	80	-	11,773
Share-based payment	-	642	-	4,742	-	5,384
Exercise of share options and warrants	-	2,470	-	(1,038)	-	1,432
Expiration of share options	-	620	-	(620)	-	-
Total comprehensive loss	-	-	-	-	(28,224)	(28,224)

Balance as of December 31, 2017	-	82,839	(9,425)	9,381	(63,943)	18,852
Issuance of ADS net of issue costs (see Note 11a7)	-	10,024	-	223	-	10,247
Share-based payment	-	186	-	4,351	-	4,537
Exercise of share options and warrants	-	753	-	(353)	-	400
Expiration of share options	-	1,283	-	(1,283)	-	-
Total comprehensive loss	-	-	-	-	(20,113)	(20,113)
Balance as of December 31, 201	-	95,085	(9,425)	12,319	(84,056)	13,923

convenience translation in U.S. dollars (see Note 2d)	-	25,370	(2,515)	3,287	(22,427)	3,715

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Total Comprehensive Loss	(15,317)	(28,224)	(20,113)	(5,367)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:

Exchange rate difference	134	532	(1,297)	(345)
Loss (Gain) from revaluation of financial assets presented at fair value through profit and loss	(106)	139	(397)	(106)
Depreciation and capital loss from sale of property, plant and equipment	350	372	459	122
Share-based payment	1,552	5,384	4,537	1,210
Changes in fair value of Traded and Non Traded Warrants To ADS	(1,235)	3,003	(7,719)	(2,059)

	695	9,430	(4,417)	(1,178)
Changes in asset and liability items:

Decrease (increase) in other receivables	(1,049)	470	43	12
Increase in other payables	1,259	407	798	213

	210	877	841	225

Cash paid and received during the year for:
Interest received	-	147	54	14

Net cash used in operating activities	(14,412)	(17,770)	(23,635)	(6,306)

Cash Flows from Investing Activities:

Proceeds received from the sale of fixed assets	95	-	-	-
Short term deposits, net	(19,530)	19,530	387	103
Restricted deposit	(120)	(165)	(22)	(6)
Marketable securities measured at fair value through profit and loss, net	2,808	(9,008)	13,999	3,735
Purchase of property, plant and equipment	(1,265)	(266)	(656)	(175)

Net cash provided by (used in) investing activities	(18,012)	10,091	13,708	3,657

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Cash Flows from Financing Activities:
Exercise of warrants and stock options into shares	7	1,432	399	106
Issuance of share capital and warrants, net of issue costs (see note 11)	34,917	14,381	12,360	3,299

Net cash provided by financing activities	34,924	15,813	12,759	3,405

Exchange differences on balances of cash and cash equivalents	(134)	(679)	1,243	332

Increase in cash and cash equivalents	2,366	7,455	4,075	1,088

Balance of cash and cash equivalents at the beginning of the year	3,913	6,279	13,734	3,664

Balance of cash and cash equivalents at the end of the year	6,279	13,734	17,809	4,752

(a) Non-cash activities:

Purchase of property, plant and equipment	58	77	3	1
Issuance costs	-	127	-	-

The accompanying notes are an integral part of the financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:-	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) is incorporated in Israel. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells. On May 25, 2018 the Company established a US subsidiary, Cellect Biotech Inc. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the Nasdaq Capital Market. Each ADS represents 20 ordinary shares.

On September 5, 2017, the Company’s ordinary shares were voluntarily delisted from the Tel Aviv Stock Exchange (“TASE”). The ordinary shares of the Company continue to be listed on the Nasdaq Capital Market in the form of ADSs.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the year ended December 31, 2018, the Company incurred a net loss of NIS 20,113 ($5,367) and had negative cash flows from operating activities of NIS 23,635 ($6,306). In addition, the Company had an accumulated deficit of NIS 84,056 ($22,427) at December 31, 2018. The Company’s management plans to seek additional equity financing. The Company believes its current capital resources are sufficient to support its operations through the end of the first quarter of 2020.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2018, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although management believes that the Company will be able to successfully fund its operations, see note 14 for fundraised at February 2019, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:-	GENERAL (Cont.)

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

c.	The Company currently relies on a single source supplier for one of the components used for R&D. If the current supplier suffers a major natural or man-made disaster at its manufacturing facility, or if it were otherwise cease to supply to us, then this could result in further delays in the clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).The Company’s financial statements have been prepared on a cost basis, except for marketable securities and liability related to warrants that are measured at fair value through profit or loss. The Company has elected to present profit or loss items using the “function of expense” method. The Company’s operating cycle is one year.

b.	Consolidated financial statements:

The consolidated financial statements include the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and its subsidiaries (the “Group”) are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intercompany balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The presentation  currency and the group currency of the financial statements is the New Israeli Shekel (“NIS”).

The Company determines the functional currency of each company in the Group. The functional currency used to measure the financial condition and results of operations of each company separately.

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

The financial statements as of December 31, 2018 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2018 (U.S. $1.00 = NIS 3.748). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management.

f.	Restricted cash:

Restricted cash is primarily invested to secure credit card payments and is used as security for the Company’s lease commitment.

g.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes

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

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

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

Research and development expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits;

The availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

j.	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attached conditions. Government grants received from the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation are recognized upon receipt as a reduction in research and development expenses, as the Company evaluated that there is reasonable assurance that the Company will not be required to pay royalties, based on the best estimate of future sales using the original effective method.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

b)	Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

d)	Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

In respect of certain equity instruments that are not held for trading, on the date of initial recognition, the Company made an irrevocable election to present subsequent changes in fair value in other comprehensive income which changes would have otherwise been recorded in profit or loss. These changes will not be reclassified to profit or loss in the future, even when the investment is disposed of.

Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for:

-	Financial liabilities at fair value through profit or loss such as derivatives;

-	Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

-	Financial guarantee contracts;

-	Commitments to provide a loan at a below-market interest rate;

-	Contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

The following table presents the fair value measurement hierarchy for the Group’s liabilities.

Quantitative disclosures of the fair value measurement hierarchy of the Group’s liabilities as of December 31, 2018 and December 31, 2017:

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(1,816)	-	(1,816)
ADSs for consultants	(203)	-	(203)
Share based compensation	-	(3,421)	(3,421)

Total financial net assets (liabilities)	(2,019)	(3,421)	(5,440)

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Total

Marketable securities	13,999	-	13,999
Financial liabilities related to Warrants to ADS	(7,090)	(332)	(7,422)
ADSs for consultants	(643)	-	(643)
Share based compensation	-	(8,267)	(8,267)

Total financial net assets (liabilities)	6,266	(8,599)	(2,333)

n.	Treasury shares

The Company’s shares held by the Company are measured at their acquisition cost and are presented as an offset against the Company’s equity. Any gain or loss deriving from the purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

o.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employment benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment transactions:

The Company’s employees/other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions and certain employees/other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company’s share price.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

In case where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied, and ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”).

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

q.	Loss per share:

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

Estimates and assumptions:

The preparation of the Group’s financial statements requires management to make estimates and assumptions that have an effect on application of the accounting policies and on the reported amounts of assets, liabilities and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

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

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the new Standard are as follows:

●	According to the new Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

●	NOTE 4:- The new Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

The new Standard is effective for annual periods beginning on or after January 1, 2019.

The new Standard permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of the new Standard. Accordingly, the effect of the adoption of the new Standard at the beginning of the earliest period presented will be recorded in equity. Also, the Company will restate the comparative data in its financial statements. Under this approach, the balance of the liability as of the date of initial application of the new Standard will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest on the commencement date of the lease will be used.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of the new Standard will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial application of the new Standard. As for the measurement of the right-of-use asset, the Company may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

●	Recognize an asset in an amount equal to the lease liability, with certain adjustments.

●	Recognize an asset as if the new Standard had always been applied.

The Company believes that it will apply the modified retrospective approach upon the initial adoption of the new Standard by measuring the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

The Company believes, based on an assessment of the impact of the adoption of the new Standard, that its application is not expected to have a material effect on the financial statements. The first assumption of the company is that the asset and liability will be in the amount of NIS 868 at the date of recognition.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 5:-	MARKETABLE SECURITIES MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

Marketable securities are measured at fair value through profit and loss. During 2018 and as of December 31 2017, the marketable securities are comprised of NIS mutual funds that follow changes in short term Bank of Israel interest.

NOTE 6:-	OTHER RECEIVABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Other receivables	60	30	8
Government authorities	185	186	50
Prepaid expenses	573	600	160

	818	816	218

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2018:

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2018	1,250	384	171	295	2,100
Additions during the year	527	12	49	64	652

Balance as of December 31, 2018	1,777	396	220	359	2,752

Accumulated Depreciation

Balance as of January 1, 2018	302	241	31	182	756
Additions during the year:	234	125	14	79	452

Balance as of December 31, 2018	536	366	45	261	1,208

Depreciated cost as of December 31, 2018	1,241	30	175	98	1,544

Depreciated cost as of December 31, 2018 (convenience translation into U.S. dollars (Note 2d))	331	8	46	27	412

Balance as of December 31, 2017:

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2017	1,006	372	147	232	1,757
Additions during the year	244	12	24	65	345
Deductions during the year	-	-	-	(2)	(2)

Balance as of December 31, 2017	1,250	384	171	295	2,100

Accumulated Depreciation

Balance as of January 1, 2017	140	116	18	110	384
Additions during the year:	162	125	13	72	372

Balance as of December 31, 2017	302	241	31	182	756

Depreciated cost as of December 31, 2017	948	143	140	113	1,344

Depreciated cost as of December 31, 2017 (convenience translation into U.S. dollars (Note 2d))	274	41	40	33	388

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:-	OTHER PAYABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Employees and payroll accruals *)	1,954	2,317	618
Accrued expenses	430	1,499	400
Other	12	196	52

	2,396	4,012	1,070

*)	Balance includes related parties (The Company’s CEO and the Chairman of the Board of Directors).

NOTE 9:-	EQUITY

a.	Changes in share capital:

Number of
Shares (issued and outstanding)

Balance as of January 1, 2017	*) 107,628,485

Issuance of shares and warrants	10,622,720
Exercise of share options	1,484,154
ADS granted (see Note 12c)	450,300

Balance as of December 31, 2017	*) 120,185,659

Issuance of shares and warrants	9,696,960
Exercise of share options	310,180
ADS granted (see Note 12c)	222,000

Balance as of December 31, 2018	*) 130,414,799

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	In February 2016, the Company completed a private placement of shares and warrants for a total of approximately NIS 8,000 and issued 5,783,437 ordinary shares as well as 1,927,801 unlisted warrants exercisable for a period of 12 months, at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included related parties and an officer of the Company. On May 16, 2016, the Company’s shareholders, at a general meeting, approved the participation of the controlling shareholder and Chairman of the Board, Nuriel Kasbian Chirich, in the private placement, and accordingly he was allotted 287,769 shares and 95,923 unlisted warrants of the Company on the same terms as the rest of the offerees. On January 9, 2017, the Company’s shareholders, at general meeting of the Company’s shareholders, approved the extension of the exercise period of the warrants until March 7, 2018. At March 7, 2018 the unlisted warrants expired.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:-	EQUITY (Cont.)

2.	On July 28, 2016, the Company completed a US initial public offering (the “IPO”) of 1,292,308 ADSs and listed warrants to purchase 969,231 ADSs (the “Listed Warrants”) at a combined price to the public of $6.50 resulting in gross proceeds of NIS 32,107, (NIS 25,820 net of all issuance costs, including share-based awards granted). An amount of NIS 23,269 out of the consideration was related to the ADSs and classified as equity component, while an amount of NIS 3,173 was related to the fair value of the Listed Warrants and was classified as a liability. Issuance costs amounting to NIS 622 associated with the issuance of the Listed Warrants and have been recognized as finance expenses.

Each Listed Warrant is exercisable into one ADS, for a period of five years at an exercise price of US$7.50 per warrant. Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the Listed Warrants were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IFRS 9.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 193,846 additional ADSs at a price of US$6.038 per ADS and/or additional Listed Warrants to purchase 145,385 ADSs, on the same terms as the warrants issued to the public, at a price of US$0.007 per warrant. The underwriters partially exercised the over-allotment option resulting in the issuance of 65,890 Listed Warrants. The option to the Underwriters was recognized as a share based payment transaction in accordance with IFRS 2, and was netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 77,538 ADSs at an exercise price of $8.80 per warrant and exercisable for a period of four years. The underwriters’ unlisted warrants were classified as a share based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost. On April 4, 2017, underwriters’ warrants to purchase 61,487 ADSs were exercised.

3.	On May 9, 2017, the Company’s shareholders at a general shareholders’ meeting approved the following changes in the terms of the options (Series 1): (i) extension of the expiration date options (Series 1) to a date that is 80 days from court approval for such of the exercise period of the options (Series 1) (i.e. August 17, 2017, following court approval), and (ii) reduction in the exercise price of the options (Series 1) from NIS 1.85 per option to NIS 1.20 per option, in accordance with Section 350 of the Israeli Companies Law. On May 29, 2017, the court approved the changes to the options (Series 1). On August 17, 2017 the options (Series 1) expired.

4.	Between July 1, 2017, and August 16, 2017, an aggregate of 516,574 options (Series 1) were exercised. Each option (Series 1) was exercised into one ordinary share at an exercise price of NIS 1.20 per option.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:-	EQUITY (Cont.)

5.	On September 7, 2017, the Company sold to certain accredited investors an aggregate of 531,136 ADSs and 265,568 unregistered warrants to purchase 265,568 ADSs in a registered direct offering at $8.10 per ADS in which it raised gross proceeds of NIS 15,214, (NIS 13,970 net of all issuance costs, including share-based awards granted). An amount of NIS 11,695 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,481 related to the fair value of the warrants, calculate by the Black–Scholes model, to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 204 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants were exercisable for one year from issuance and had an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The investor warrants were exercisable on a cashless basis if there were no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $140 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,492 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.125 per ADS. On September 10, 2018 all the investor warrants and the placement agent warrants were expired.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss.

The placement agent warrants were classified as a share based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

6.	On January 31, 2018, the Company sold to certain institutional investors an aggregate of 484,848 ADSs and 266,667 unregistered warrants to purchase 266,667 ADSs in a registered direct offering at $8.25 per ADS in which it raised gross proceeds of NIS 13,620 (NIS 11,865 net of all issuance costs in the amount of NIS 1,755, including share-based awards granted). An amount of NIS 10,024 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,113 related to the fair value of the warrants, calculate by the Black–Scholes model, to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 272 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants may be exercised for one year from issuance and have an exercise price of $12.00 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. As part of the issuance costs, the Company paid approximately $323 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 24,242 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.31 per ADS.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IFRS 9.

The placement agent warrants were classified as a share based payment transaction in accordance with IFRS 2, and was netted off the total consideration as issuance cost.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:-	EQUITY (Cont.)

b.	Rights related to ordinary shares

All ordinary shares shall have equal rights and each ordinary share shall entitle the holder the following rights:

1.	The right to receive notices of any general meeting of shareholders, to participate in meetings and vote on any matter raised in the meeting. Each ordinary share entitles its holder to one vote.

2.	The right to participate in any distribution by the Company to its shareholders and receive dividends and / or bonus shares, if distributed in accordance with the Company articles of association.

3.	The right to participate at the time of liquidation of the Company, in the distribution of the Company’s assets permitted to be distributed in proportion to the number of shares allocated and the degree of repayment by the shareholders, if not fully paid, and subject to the provisions of the articles of association of the Company and without prejudice to existing rights of shareholders of any kind.

NOTE 10:-	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On May 17, 2018, the board of directors approved an increase to the Company’s option pool of 4,392,029 options. As a result, the Company has a total of 17,100,000 options in the pool.

b.	On November 23, 2015, the Company’s shareholders, at a general meeting of shareholders approved the former Deputy CEO and CFO terms of service, including a grant of options, which is an exception from the Company’s compensation policy, as further described below. The terms of service included among others, a grant of 2,658,246 options, exercisable for 2,658,246 ordinary shares, no par value, of the Company at an exercise price of NIS 1.286 per share. The total benefit in respect of the grant calculated at the grant date was NIS 3,033.

On March 28, 2017, 500,000 options were exercised into 500,000 ordinary shares by the Company’s former Deputy CEO and CFO.

During January, 2018, 310,180 options were exercised into 310,180 ordinary shares by the Company’s former Deputy CEO and CFO. The remaining 297,420 options expired on February 28, 2018.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:-	SHARE-BASED COMPENSATION (Cont.)

c.	Details on share-based payment for service providers:

1.	On February 28, 2017, the board of directors approved the issuance to a consultant of 15,000 ADSs. The issuance was made in three equal tranches, of 5,000 ADSs each. The first tranche was issued in May 2017, the second tranche was issued in July 2017 and the third tranche was issued in November 2017.

2.	On July 23, 2017, the Company issued 7,515 ADSs to a consultant. On June 28, 2017, the board of directors approved the issuance of ADSs.

3.	On November 26, 2018 the Company issued 9,000 ADSs to a consultant. On November 12, 2018, the board of directors approved the issuance of ADSs.

4.	On December 2, 2018 the Company issued 2,100 ADSs to a consultant. On November 12, 2018, the board of directors approved the issuance of ADSs. In addition the Company issued warrants to purchase 4,500 ADSs exercisable at $4.803 per ADS for one year from the agreement date and are fully vested from the issuance date.

d.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Research and development	253	1,940	807	215
General and administrative	1,299	3,444	3,730	996

Total share-based compensation	1,552	5,384	4,537	1,211

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:-	SHARE-BASED COMPENSATION (Cont.)

e.	Activity during the year:

The table below includes the number of share options, and the weighted average of their exercise prices:

	2017		2018
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		NIS		NIS

Outstanding at beginning of year	5,979,973	1.25	10,752,668	1.18
Options exercised for shares	(696,980)	1.16	(310,180)	1.29
Options forfeited	(166,667)	0.63	(170,375)	1.34
Option Expired	(726,512)	1.69	(693,756)	1.39
Granted	6,362,854	1.16	3,435,790	1.21

Outstanding at end of year	10,752,668	1.18	13,014,147	1.18

f.	The following table summarize information about the Company’s outstanding and exercisable options granted to employees and consultants as of December 31, 2018:

Exercise price (Range)	Options outstanding as of December 31, 2018	Weighted average remaining contractual term	Options exercisable as of December 31, 2018	Weighted average remaining contractual term
		(years)		(years)
0.001 - 1.35	10,129,937	8.4	3,802,949	8.0
1.35 - 1.8	2,596,210	7.4	1,445,688	6.0
1.8 - 2.1	288,000	6.6	288,000	6.6
	13,014,147	8.2	5,536,637	7.4

g.	Measuring the fair value of share options settled by equity instruments:

The Company measures the fair value of the options under the Black-Scholes model. Fair values were estimated using the following assumptions for the years ended December 31, 2017 and 2018, is as follows:

	2017	2018

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	81.56%-85.61%	59.23%-84.66%
Risk-free interest rate (%)	1.94%-2.52%	1.86%-3.19%
Expected life of share options (years)	10	1-10

Based on the assumptions above, the fair value of options granted in the years 2017-2018 was NIS 11,688 at the grant date.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:-	SHARE-BASED COMPENSATION (Cont.)

The determination of the grant date fair value of options using an option pricing model (the Company utilizes the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of the Company’s share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

1.	The expected share price volatility is based on the historical volatility in the trading price of the Company’s ordinary shares as well as comparable companies on the TASE and on the Nasdaq and benchmarks of related companies.

2.	The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

5.	The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

6.	The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

NOTE 11:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2017 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The Israeli corporate income tax rate was 23% in 2018, 24% in 2017 and 25% in 2016.

A company incorporated in the U.S. - weighted tax rate of about 21% (Federal tax, State tax and city tax of the city where the company operates).

Cellect Biotech Inc is subject to the U.S. federal tax reform (Tax Cuts and Jobs Act of 2017).

b.	Final tax assessments:

The Company and its subsidiary received final tax assessments through tax years 2012.

In 2018, the Company received final tax assessements for the years 2013-2016 following an audit of the income tax of ITA.

c.	Net operating carry forwards losses for tax purposes and other temporary differences:

As of December 31, 2018, the Company had carry forward operating losses amounting to approximately NIS 70,057.

The Company did not recognize deferred tax assets for carry forward operating and capital losses and other temporary differences because their utilization in the foreseeable future is not probable.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Commitments

1.

On September 1, 2015, the Company signed a lease agreement for new offices. The aforementioned lease agreement is for a minimum period of three years from the date of signing the agreement. On October 15, 2018 the lease agreement was extended for two additional years until October 14, 2020. During 2018, the Company signed a new lease agreement for additional offices in the same building. The aforementioned lease agreement, is for a minimum period of 18 months.

The future minimum lease fees payable as of December 31, 2018 are NIS 570, NIS 414, for the years 2019, 2020 respectively.

The Company has entered into operating lease agreements for vehicles. These leases have an average life of three years with no option to extend the contract. The Company has the right to terminate the agreement before the end of the three years and will be required to pay an early termination penalty of between one to three months of the lease.

The future minimum lease fees payable as of December 31, 2018 are NIS 159, NIS 139, NIS 56, for the years 2019, 2020, 2021 respectively.

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

As of December 31, 2018, the Company received an aggregate grant of $120 from the BIRD Foundation in support of the development and commercialization of the Company’s stem cell selection technology in collaboration with Entegris. The Company is no longer pursuing its collaboration with Entegris and does not expect to receive additional grants in the future.

b.	Liens:

The Company provided a NIS 175 restricted bank deposit to secure credit card payments.

The Company provided a NIS 162 restricted bank deposit to secure the rent payment.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related party balances

					Convenience translation (Note 2d)
	December 31				Year ended December 31,
	2017		2018		2018
	Key management personnel	Other related parties	Key management personnel	Other related parties	Key management personnel	Other related parties
	NIS				U.S. Dollars

Other payables	425	827	687	848	183	226

	425	827	687	848	183	226

b.	The directors and senior managers of the Company are entitled, in addition to salary, to non-cash benefits (such as a car, medical insurance, etc.).

Benefits for employment of key management personnel (including directors) employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2016		2017		2018		2018
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars
Short-term employee benefits (includes Company’s CEO in 2016, 2017 and 2018)	7	6,040	5	7,816	8	8,790	2,345

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Benefits for employment of key management personnel (including directors) that are not employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2016		2017		2018		2018
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars

Key management personnel and related parties	-	-	-	-	-	-	-
Directors’ fees	5	513	8	682	7	1,027	274

	5	513	8	682	7	1,027	274

d.	Transactions with related parties:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2016		2017		2018		2018
	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties

Research and development expenses	1,063	1,544	634	2,661	2,107	913	562	244
General and administrative expenses	2,317	1,116	2,014	2,507	2,254	3,517	601	938

	3,380	2,660	2,648	5,168	4,361	4,430	1,163	1,182

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 14:-	SUBSEQUENT EVENTS

On February 12, 2019, in a follow-on underwritten public offering the Company sold an aggregate of 1,889,000 each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per pre-funded unit, resulting in gross proceeds of approximately NIS 25,508 (NIS 22,122 net of all issuance costs) including exercise by underwriters. In connection with the offering, the Company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, we issued 2,444,650 ADSs upon exercise of pre-funded warrants. The Company paid approximately $933 in offering fees and expenses.