Form 20-F
period 2019-12-31
Cellect Biotechnology Ltd.
filed 2020-04-03
CIK 1671502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File No.:  001-37846

CELLECT BIOTECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	23 Hata’as Street Kfar Saba, Israel 44425 (+972) (9) 974 1444
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Dr. Shai Yarkoni

Chief Executive Officer

(+972) (9) 974 1444

Shai@cellectbio.com

23 Hata’as Street

Kfar Saba, Israel 44425

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing one hundred (100) Ordinary Shares, no par value per share	APOP	The Nasdaq Stock Market LLC

Warrants to purchase American Depositary Shares	APOPW	The Nasdaq Stock Market LLC

Ordinary Shares, no par value per share*		N/A

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 224,087,799 ordinary shares.

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

On July 29, 2016, our American Depositary Shares, or ADSs, each representing one hundred of our ordinary shares, and our listed warrants, commenced trading on the Nasdaq Capital Market under the symbols “APOP” and “APOPW”, respectively. From 1990 to September 3, 2017, our shares were traded on the Tel Aviv Stock Exchange, or the TASE.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019; U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018; and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	our ability to obtain regulatory approvals;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	our technology may not be validated and our methods may not be accepted by the scientific community;

●	our ability to conduct clinical trials, because of difficulties enrolling patients or other reasons;

●	the ability to timely source adequate supply of Fas ligand;

●	risks resulting from unforeseen side effects;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	unforeseen scientific difficulties may develop with our technology;

●	our ability to retain or attract key employees whose knowledge is essential to the development of our products; and

●	those factors referred to in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data at December 31, 2018, and 2019, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements.

Consolidated Statements of Comprehensive Loss Data

						Convenience translation(2)
	Year ended December 31,					Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NIS in thousands except shares and share data					U.S. dollars in thousands
Research and development expenses, net	5,893	8,256	11,503	13,513	12,122	3,508
General and administrative expenses	4,204	7,968	12,930	15,734	10,210	2,954
Other income	-	(280)	-	-	-	-
Total operating expenses	10,097	15,944	24,433	29,247	22,332	6,462
Operating loss	10,097	15,944	24,433	29,247	22,332	6.462
Financial income	(4)	(660)	(101)	(9,154)	(6,993)	(2,024)
Financial expenses	79	33	3,892	20	1,469	425
Net loss	10,172	15,317	28,224	20,113	16,808	4,863
Total comprehensive loss	10,172	15,317	28,224	20,113	16,808	4,863

Loss per share
Basic and diluted loss per share (1)	0.137	0.168	0.252	0.155	0.079	0.023
Weighted average number of shares outstanding used to compute basic and diluted loss per share	74,475,109	91,128,516	111,968,663	129,426,091	212,642,505	212,642,505

Consolidated Balance Sheet Data

						Convenience translation(2)
	Year ended December 31,					Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NIS in thousands					U.S. dollars in thousands
Cash and cash equivalents	3,913	6,279	13,734	17,809	18,106	5,239
Short term deposits	-	19,660	-	-	-	-
Marketable securities	7,829	4,997	13,999	-	-	-
Other receivables	412	1,461	818	816	469	136
Restricted cash	20	140	305	337	328	95
Right of use - Assets under operating lease	-	-	-	-	1,035	299
Other long-term receivables	-	-	173	132	94	27
Property, plant and equipment	1,187	1,373	1,344	1,544	1,288	373
Total assets	13,361	33,910	30,373	20,638	21,320	6,169
Trade payable	466	1,401	1,703	887	158	46
Other payables	2,394	2,084	2,396	4,012	3,080	891
Warrants to ADS	-	1,938	7,422	1,816	2,172	628
Leases liabilities	-	-	-	-	1,073	311
Total liabilities	2,860	5,423	11,521	6,715	6,483	1,876
Loan from controlling shareholder	-	-	-	-	-	-
Total shareholders’ equity	10,501	28,487	18,852	13,923	14,837	4,293

(1)	Data on diluted loss per share were not presented separately in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019 at the rate of one U.S. dollar to NIS 3.456.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our wholly owned subsidiary commenced operations developing our functional stem cell selection ApoGraft technology in 2011. As such, we have a limited operating history and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including a lack of operating history. We cannot be certain that our business strategy will be successful or that we will be solvent at any particular time. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. If we fail to address any of these risks or difficulties adequately, our business will likely suffer. Because of the numerous risks and uncertainties associated with developing and commercializing our ApoGraft technology platform, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of procedures and products in the medical, cell therapy, biotechnology and biopharmaceutical industries. We may never successfully commercialize ApoGraft and our business may fail.

We have a history of losses and can provide no assurance of our future operating results.

Since 2011, we have been focused on research and development activities with a view to developing our ApoGraft technology platform. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and also on the Nasdaq) and have incurred losses in each year since our inception. We have historically incurred substantial net losses, including net losses of approximately NIS 16.8 million ($4.9 million) in 2019, approximately NIS 20.1 million ($5.9 million) in 2018, NIS 28.2 million ($8.2 million) in 2017, and NIS 15.3 million ($4.4 million) in 2016. As of December 31, 2019, we had an accumulated deficit of approximately NIS 100.9 million ($29.2 million). We do not know whether or when we will become profitable. To date, we have not commercialized our technology or generated any revenues and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2019 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

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

As of December 31, 2019, we had approximately NIS 18.1 million ($5.2 million) in cash and cash equivalents, a working capital of NIS 14.9 million ($4.3 million) and an accumulated deficit of NIS 100.9 million ($29.2 million). We will need to raise significant additional capital, in one or more financings, and if we are unable to obtain additional sufficient financing, we will be forced to reduce the scope of, or eliminate our operations which would have a materially adverse effect on our business and results of operations.

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

If the FDA classifies our ApoTainer selection kits as a drug, biologic or a combination product subject to the primary jurisdiction of the Center for Drug Evaluation and Research or Center for Biologics Evaluation and Research, we may not be able to obtain the necessary approval to market our ApoTainer kits or other products based on our ApoGraft technology platform in a timely manner or at all. Even if we do obtain approval, the cost and delay could materially adversely affect our financial condition, results of operations and cash flows.

We plan to bring our ApoTainer selection kits to market for HSCT as a medical device subject to the primary jurisdiction of Center for Biologics Evaluation and Research, or CBER. The classification of our ApoTainer selection kits by the FDA as a drug, a medical device or a combination product depends upon, among other things, the regulatory definition of a drug and a device, their primary mode of action and the indications for use or product claims. In February 2019, we filed a Pre-Request for Designation, or Pre-RFD to the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA has provided a preliminary, nonbinding assessment validating that CBER is the right center to regulate the product. CBER is entitled to decide whether the product will be classified as a device or biologic. We also believe that due to its novelty and being first in class this product could be classified as a “de-novo” which could allow for less clinical data before marketing approval. However, if the FDA does not designate the ApoTainer as a medical device or later changes the regulatory identity or classification or if it is not classified as “de novo,” then we expect the approval process of our ApoTainer selection kits to be more burdensome and lengthy than if our ApoTainer selection kits were classified as a medical device. The cost and delay in the approval process could materially adversely affect our financial condition and results of operations and cash flows.

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

We face significant competition. If we cannot successfully compete with new or existing products, our marketing and sales will suffer, and we may never be profitable.

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

Public health epidemics or outbreaks could adversely affect our business.

Public health epidemics or outbreaks, including the recent coronavirus pandemic, could adversely affect our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries, and infections have been reported globally. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In addition, several countries have imposed travel bans in response to the outbreak. To date, the pandemic and governmental responses have hampered our ability to enroll patients and conduct clinical trials.  The extent to which the pandemic and governmental responses will continue to affect our ability to conduct clinical trials and otherwise affect our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information which may emerge concerning the severity of the coronavirus, and the actions to contain the coronavirus or treat its impact, among others. However, the continued spread of the coronavirus globally and governmental actions to contain it could adversely affect our operations. In particular, we may not be able to conduct clinical trials, because of difficulty in recruiting patients, obtaining Fas ligand and other raw materials we use in clinical trials, finding facilities in which to conduct clinical trials, enter into, or continue collaboration in, strategic relationships, and/or obtain sufficient additional sufficient funds to finance our operations, any of which could materially and adversely affect our business, as described above and below.

Risks Related to Our Intellectual Property

We rely upon patents to protect our technology.

The patent position of biotechnology firms is generally uncertain and involves complex legal and factual questions. We do not know whether any of our current or future patent applications will result in the issuance of any patents. Even issued patents may be challenged, invalidated or circumvented. Patents may not provide a competitive advantage or afford protection against competitors with similar technology. Competitors or potential competitors may have filed applications for or may have received patents and may obtain additional and proprietary rights to compounds or processes used by or competitive with ours.

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

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operations expenses are in the U.S. dollar and Euro. As a result, we are exposed to some currency fluctuation risks. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2017, 2018, 2019 or 2020 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

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

As of March 12, 2020, we have 500,000,000 authorized ordinary shares, out of which 337,533,079 ordinary shares are outstanding (which excludes 2,641,693, shares held in treasury), 167,625,686 are reserved for future issuance under outstanding options and warrants and under our 2014 Cellect Option Plan. Any equity financing necessary in order to fund our operations may require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, might be adversely effected.

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

If we were to be characterized as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. Holder (as defined below) owns ordinary shares, ADSs, or warrants, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, ADSs, or warrants whether or not we continue to be a PFIC. We believe that we were a PFIC for our 2018 and 2019 taxable years. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. U.S. Holders who hold ordinary shares, ADSs, or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “mark-to-market” election with respect to our ordinary shares or ADSs. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning ordinary shares or ADSs provided that such U.S. Holder is eligible to make, and successfully makes, a “mark-to-market” election. U.S. Holders of our ordinary shares or ADSs could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election. Such elections would be unavailable with respect to our warrants. Upon request, we expect to provide the information necessary for U.S. Holders to make “qualified electing fund” elections if we are classified as a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a “qualified electing fund” or “mark-to-market” election with respect to our ordinary shares, ADSs, and warrants in the event that we qualify as a PFIC.

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

Our capital expenditures for December 31, 2019, 2018, 2017 and 2016 amounted to NIS 0.1 million (approximately $ 0.04 million), NIS 0.7 million (approximately $0.2 million), NIS 0.3 million (approximately $0.09 million), and NIS 0.6 million (approximately $0.17 million). Our purchases of fixed assets primarily include laboratory equipment used for the development of our clinical treatment. We financed these expenditures primarily from cash on hand.

B.	Business Overview

We are an emerging biotechnology company that has developed a novel technology platform known as ApoGraft that functionally selects cells in order to improve the safety and efficacy of regenerative medicine and cell therapies. We aim to become the standard enabling technology for the enrichment of the stem cell population for companies developing stem cell therapies, for physicians practicing regenerative medicine and for researchers and academia engaged in cell-based medicine and research.

We believe our innovative technology platform represents a potential breakthrough in the field of regenerative medicine by using functional selection of stem cells. Efficient selection enables retention of most of the desired cells from various starting bulk of cells populations while eliminating harmful cells from this bulk of raw material. Animal models suggest that this process results in dramatic decrease of toxicity coupled with the enrichment of the desired cell population.

Our ApoGraft technology platform takes advantage of a functional characteristic of cells relating to apoptosis. Apoptosis is the process of programmed cell death and is a vital part of physiological development and homeostasis of all organisms. Stem cells flourish in an environment where some differentiated cells die because their major role is reconstitution of damaged tissue. Stem cells are attracted to areas of cell death, areas typified by very high levels of apoptotic activity and apoptotic-inducing signals.

We are currently developing our first product based on our ApoGraft technology platform, the ApoTainer kit that utilizes FasL- apoptotic protein. The first ApoTainer kit is intended to be an easy to use, cost effective, off the shelf stem cell selection kit. In October 2018, we announced that we optimized the beads size, coating technology, elimination of the release of FasL into the medium, all while preserving the biological activity observed in our ongoing human clinical trial. Pre-clinical proof of concept testing of the ApoTainer has shown that the use of FasL-coated paramagnetic beads significantly increases the active surface allowing a dramatic increase of interactions between the selecting agent and the cells. Further, such testing showed that the outcome increases specific elimination of certain (but not all) of the non-stem cells while full preservation of the number and function of the stem and progenitor cells. During 2019 we continued evaluating the use of paramagnetic beads and compared this solution to alternative solutions of automation and scaling up of the ApoGraft process. We concluded that incorporating the current clinical process into an automated commercial cell separation device would lead to a faster, more efficient and better product. We therefore directed the Apotainer development towards this solution, and we are currently evaluating a few existing devices towards that end.

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

We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells resulting in eliminating harmful cells and their associated medical complications. We believe that demonstrating the safety of our technology for this indication will validate the use of our ApoGraft technology platform for the treatment of other indications (e.g., nonmalignant bone marrow failure, solid organ transplantation and auto-immune diseases) and consequently for the adoption of our ApoGraft technology platform by stem cell therapeutic companies, academia, researchers and others seeking to enrich their stem cell population. In that regard, we believe that after the first reported results of our human trials, as discussed further below, we will achieve validation of our product’s safety profile, which may result in expediting further development of our technology for multiple indications before marketing approval is obtained. In addition, we believe such validation of our proof of concept will provide us with the opportunity to license our ApoGraft technology platform in the near term.

We plan to bring our ApoTainer kits to market for HSCT as a medical device and regulated under Center for Biologics Evaluation and Research, or CBER. In February 2019, we filed a Pre-Request for Designation, or Pre-RFD, with the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA has provided a preliminary, nonbinding assessment validating that CBER is the right center to regulate the product. CBER is entitled to decide whether the product will be classified as a device or a biologics and the Pre-RFD did not suggest either.

In September 2017, we announced that the FDA granted orphan drug designation for ApoGraft for the prevention of acute and chronic GvHD in transplant patients. We plan in the future to apply for fast track and RMAT, which, if received, would result in a reduced cost of development and expedited marketing approvals, however there is no assurance that such designations will ever be obtained.

Our development efforts to date have primarily culminated in two studies performed on human HSCT grafts and a third study that is planned to start by mid-2020. The first study was begun in 2015 and is ongoing. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process and show robustness and repeatability of the process. More than 200 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft in the pre-clinical setting resulted in a significant increase in the death of certain subpopulations of mature– tox eliciting- immune cells, primarily unique subsets of T Lymphocytes but also B and Myeloid cells, while preserving the T regulatory cells and even elevating their proportion in the graft, without compromising the quantity and quality of naive immune cells and stem cells.

The second study (ApoGraft01), which was initiated in the first quarter of 2017, is a Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that underwent our ApoGraft process and were transplanted into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 days from transplantation. The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial completed the 180-day study period with full safety and tolerability. As of the date of this annual report, 11 patients have been treated with ApoGraft in the study. We reported mid-study results in March 2019, describing 100% engraftment and no procedure related adverse events. We also reported in August 2019 the results of the third cohort. We expect to report finalization of patients’ recruitment in this study during the second quarter of, 2020.

We aim to commence a second human ApoGraft trial in the United States for patients with hematological malignancies in haploidentical HSCT (donors and patients are half matched or haplo-HSCT), by mid-2020. To this end, we are collaborating with Washington University (WU) for the initiation of this trial. The collaboration is being led by Professor John DiPersio, Co-PI in our study, Director of the Center for Gene and Cellular Immunotherapy at Washington University School of Medicine and the President of the International Society of Cellular Therapy and the American Society of Blood and Marrow Transplantation, The Co-PI in this study is Professor Zhifu Xiang, M.D, Ph.D, an expert in bone marrow transplantation in the Division of Oncology at Washington University School of Medicine. This clinical study aims to determine the safety and tolerability of ApoGraft for bone marrow transplantations with haplo-HSCT in a Phase I study.

During 2019 Cellect and WU completed all the requirements for initiation of the study. An agreement for accelerated clinical trial was signed (July 2019), an Investigation New Drug, or IND, was approved by the FDA, the scientific committee as well as the institutional review board (IRB) have given the green light and a technology transfer process to the facility in Saint-Louis has been completed satisfactorily. Relevant announcements were made in February, April, August, November and December 2019.

We are also conducting studies on Mesenchymal Stem Cells, or MSC, derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals. We also expanded our MSC related global collaborations and reported in March 2019 the positive outcome of the collaboration with the Korean company Cell2In. The results of this study showed that MSC from various origins respond to apoptotic triggering by faster expansion, improved function and changes in the mitochondrial activity which is known to reflect “stemness”.

Pre-clinical results for the use of human fat derived stem cells treated with ApoGraft in animal models have been achieved during 2019. In those studies, we were able to show improved quantity and quality of fat derived MSCs as measured by the anti-inflammatory effect in Rheumatoid Arthritis model and GvHD. As our share price declined over the course of 2019, our Board of Directors instructed management to reduce expenses, focusing on our main indication and product, and management terminated the MSC program, until further funding is available.

Our Strategy

We have developed a novel technology, the ApoGraft technology platform, for the functional selection of adult cells. This technology is expected to improve the safety and efficacy of regenerative medicine and stem cell therapies by allowing a cost-effective method of achieving stem cells for any indication, in quality, quantity and competitive price. We aim to become the standard enabling technology for the enrichment of stem cells and manufacturing of any adult stem cells -based products for companies developing stem cell therapies and for researchers and academia engaged in adult stem cell research.

Key elements of our strategy to accomplish this objective include the following:

●	Achieve relatively quick validation of the use of our ApoGraft technology platform in a clinical setting. We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and consequently the medical complications such as GvHD. We believe hematopoietic cells transplantation to patients undergoing allogeneic HSCT can be dramatically improved. Based on our ApoGraft technology platform, we are currently developing the ApoTainer kit, an off the shelf stem cell selection kit, which we believe may significantly improve the therapeutic potential of allogeneic HSCT by addressing major complications that currently contribute to the high morbidity and mortality of the procedure. We believe that the concomitant reduction of toxicity of allogeneic HSCT will allow clinicians to undertake HSCT earlier in the blood cancer treatment routine. Typically, medical devices are expected to obtain relatively quicker validation from the FDA and the EMA when compared to pharmaceutical/ biological products. Based on our initial consultations with our U.S. and European regulatory consultants, we believe that we might only need to successfully complete a single pivotal study with a relatively small number of patients to obtain marketing approval of our ApoTainer kit for allogeneic HSCT. We believe such a study can be completed in approximately two to three years. However, there is no guarantee that the proposed pathway will be approved by the FDA or EMA, or that approval will occur as quickly as we hope, if at all. In addition, we believe that our product may achieve “breakthrough” designation with the FDA, enabling a fast track review and approval process by the FDA. However, there is no assurance that such designations will ever be obtained. Typically, the validation process for regular clinical development for standard cell therapy can take between eight and ten years. In comparison to the typical validation process timeline, we believe our technology platform may complete the validation process relatively quickly.

●	Leverage our scientific, clinical and regulatory expertise to build and advance our ApoGraft technology platform beyond the allogeneic HSCT setting. Based on the validation of our ApoTainer kit for clinical use in the allogeneic HSCT setting, we intend to collaborate with other biotech companies to test the kit for other indications such as nonmalignant failures of the bone marrow (i.e. aplastic anemia), solid organ transplantation and auto-immune system disorders (such as Type 1 diabetes, Crohn’s disease, psoriasis, multiple sclerosis and lupus). We also intend to develop our ApoGraft technology platform for other sources of stem cells (e.g., cord blood and fat) and other types of stem cells — most notably mesenchymal and neural. We believe that by expanding the various applications, sources and types of stem cells that can be used with our technology, we will establish broad use of our ApoGraft technology platform We have suspended these expansion programs in order to reduce expenses, until further funding is available.

●	Build a diversified product portfolio. Beginning with the development of our ApoTainer kit as a medical device, which we believe will shorten the time to market, we intend to expand our product development and build a diversified product portfolio of ApoGraft based products for a broad spectrum of market segments, up to and including all production and research processes for stem cell based products. The pipeline of products is designed to address different markets beyond the clinical use such as products for research purposes and tools for manufacturing facilities for cell therapies and especially adult stem cells.

●	Selectively engage in strategic partnerships that establish our ApoGraft technology platform as the standard enabling technology for the enrichment of the stem cell population. We ultimately seek to collaborate with other companies engaged in developing stem cell therapies. By incorporating our ApoGraft technology into their manufacturing process we will be able to significantly reduce their cost of manufacturing while improving the end products. As we believe our ApoGraft technology will significantly increase the yields of the first step of manufacturing (harvesting the stem cells) from any source of stem cells (i.e. blood, bone marrow, fat) and will result in a more purified bulk of stem cells, the next steps needed to reach the final products will be shorter, more efficient, less costly and result in a better product. In May 2018, we incorporated a US subsidiary and hired Andrew Sabatier as its Chief Business Officer to lead the business development activities from the US, but after almost a year, in order to reduce expenses, we terminated Mr. Sabatier’s employment. Nevertheless, we have seen interest from a few mid- size companies and early collaborations have started recently. We believe that during 2020 some of these interactions may come to fruition and consequently other companies may adopt our technology, which may generate revenue for us.

In the short term, we are currently focused on achieving the following critical milestones:

●	Advancing our clinical development plan: We are currently recruiting patients to a Phase I/II study performed on cancer patients undergoing matched related allogeneic HSCT. This Phase I/II trial was approved by the Israeli Ministry of Health and is being conducted at the Rambam Medical Center and Hadassah Medical Center. In addition, we are finalizing preparations for an additional human ApoGraft trial in collaboration with the Washington University School of Medicine under the leadership of Professor Dipersio and professor Zhifu Xiang. This Phase I study using ApoGraft will be performed for the large unmet need of GvHD prevention in bone marrow transplantation of cancer patients undergoing haplo-HSCT.

●	Pathway to product prototype: We are engaged in developing prototypes of our ApoTainer kit. We demonstrated a proof of concept for the binding of the apoptotic protein to a polymer while preserving the protein’s apoptotic activity. We tested a number of polymers and binding methods and selected the one best suited for manufacturing the stem cell selection kits. Currently we are expanding the pipeline of products by collaborations with leading players in the cell separation field. These projects look into the implementation of the ApoGraft process and FasL into existing devices thereby improving the cost efficiency of cell batches for clinical use. We believe that in 2020 we will be able to achieve at least one such collaboration.

●	Patent portfolio enhancement: We are currently expanding our patent coverage from our current nine patent families and are applying for additional patents. The last patent allowance was received from China and reported on April 2, 2020. By applying for additional patents for inventions created during development, we actively seek to widen and strengthen our patent portfolio. In addition, we are seeking relevant patents available for in licensing.

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

Regenerative medicine can be categorized into major subfields as follows:

●	Cell Therapy. Cell therapy involves the use of cells, whether derived from adults, children or embryos, healthy donors or patients, from various parts of the body, for the treatment of diseases or injuries. Therapeutic applications may include cancer vaccines, cell based immune-therapy, arthritis, heart disease, diabetes, Parkinson’s and Alzheimer’s diseases, vision impairments, orthopedic diseases and brain or spinal cord injuries. This subfield also includes the development of growth factors and sera and natural reagents that promote and guide cell development.

●	Tissue Engineering. This subfield involves using a combination of cells with biomaterials (also called “scaffolds”) to generate partially or fully functional tissues and organs or using a mixture of technology in a bioprinting process. Some natural materials, like collagen, can be used as biomaterial, but advances in materials science have resulted in a variety of synthetic polymers with attributes that would make them uniquely attractive for certain applications. Therapeutic applications may include heart patch, bone re-growth, wound repair, replacement neo-urinary conduits, saphenous arterial grafts, inter-vertebral disc and spinal cord repair.

●	Diagnostics and Lab Services. This subfield involves the production and derivation of cell lines that may be used for the development of drugs and treatments for diseases or genetic defects. This sector also includes companies developing devices that are designed and optimized for regenerative medicine techniques, such as specialized catheters for the delivery of cells, tools for the extraction of stem cells and cell-based diagnostic tools.

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

Over the past number of years, cell therapies have been in clinical development to attempt to treat an array of human diseases. The use of autologous (self-derived) cells to create vaccines directed against tumor cells in the body has been demonstrated to be effective and safe in clinical trials. Dendreon Corporation’s Provenge therapy for prostate cancer received FDA approval in early 2010. Since then, there have been several additional approvals including, Cleveland Cord Blood Center which received approval for Clevecord in 2016 indicated for use in unrelated donor hematopoietic progenitor cell transplantation procedures, and Kite Pharma which received in 2017 approval for its CD19-directed genetically modified autologous T cell immunotherapy indicated for the treatment of adult patients with relapsed or refractory large B-cell lymphoma. Kite Pharma was subsequently purchased by Gilead Sciences for $11.9 billion. In 2018, Novartis launched Kymria - the first CAR-T cells product approved by the FDA and Tigenix received EMA approval for Alofisel, a stem cell therapy for Crohn’s disease. Takeda Pharmaceutical completed the acquisition of Tigenix in 2018 for approximately $600 million. Early research on the effect of FasL on the manufacturing of CAR-T cell batches has been performed and beneficial effects have been found. We intend to further research this area and expect more significant results may be announced during 2020.

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

Most companies expand stem cell numbers in a tissue culture setting. However, expansion of the reconstituting capable cells while maintaining their level of differentiation is a major challenge. A high number of cells is required initially, as well as a very long culturing time (weeks) during which sterility must be maintained and differentiation avoided. The methodology is very expensive and requires specialized equipment that is not widely available. Moreover, the regulatory demands related to long-term culturing create a significant challenge for these companies.

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

The ApoGraft Process

To achieve functional selection of stem cells utilizing our ApoGraft technology platform, we have developed the ApoGraft process, which is intended for the prevention of GvHD in patients with hematological malignancies receiving a transplant of allogeneic, mobilized peripheral blood hematopoietic stem and progenitor cells. Following collection of the cells from a matched related donor, the donor graft is incubated for 2 hours with FasL, washed to remove the FasL and transplanted via intravenous administration. FasL, also known as CD95L, is a type-II transmembrane protein that belongs to the tumor necrosis alpha family. The binding of FasL with its receptor induces in mature cells apoptosis (programmed cell death) that plays an important role in the development, homeostasis, and function of the immune system (and most cells of all multi-cellular organisms).

The apoptotic inducer used in Cellect’s ApoGraft process is based on a hexamer of human FasL protein. Apo010 (the Mega-FasL based clinical grade material used in the clinical trial in Israel) is a recombinant, soluble protein produced and bought from a European supplier. This protein has been developed to mimic the natural occurring FasL clustering that activates its receptor and leads to apoptosis in susceptible cell populations. Since the protein used for the Israeli trial was manufactured 10 years ago and the supply was limited, Cellect undertook to manufacture a new clinical grade batch of FasL hexamer. This campaign was finalized during 2019 by a Swiss CDMO (Swiss Biotech Center, Monthey, Switzerland). Cellect reported the completion of the development phase on January 2019 and estimated the receipt of the clinical grade material by the end of the year. The clinical batch supporting ~5000 transplantation was received, qualified and approve by the company and within the FDA IND.

The ApoGraft process is illustrated below:

ApoTainer Kit

Our first product, the ApoTainer kit, is being developed as an easy to use, cost effective, off the shelf stem cell selection kit for clinical use to reduce GvHD following human allogeneic HSCT.

With internal apoptotic inducing capabilities and mimicking of the normal physiological conditions where stem cells can migrate to areas of destruction (where apoptotic triggering molecules are abundant) and, once there, proliferate and differentiate into the needed tissue and organ, the ApoTainer kit is designed to create a microenvironment intended to induce apoptosis in specific cell populations thereby eliminating the mature immune cells and preserving the hematopoietic stem and progenitor cells.

Since FasL is active when immobilized, we developed an ApoTainer kit where the FasL is immobilized to the surface of paramagnetic beads thereby creating an enlarged surface where more FasL molecules are able to interact with the Fas receptor on the immune cells. This immobilization to the paramagnetic beads also creates a unique advantage of being able to eliminate the need to discard the FasL from the graft before transplantation thereby shortening and simplifying the whole ApoGraft manufacturing. We anticipate that with the new ApoTainer we could reduce the donor-patient time to 3-4 hours, which may in turn improve the viability of the graft and increase the efficiency of the bone marrow transplantation procedure. The fact that all the process will be carried in a closed single compartment is expected to reduce the infrastructure needed today for bone marrow transplantation and allow for the expansion of bone marrow transplantation usage.

The ApoTainer kit is currently being designed to be used for allogeneic HSCT procedures for patients suffering from hematological malignancies in which the donor graft of cells is incubated in the infusion bag for a number of hours and expected to cause the mature GvHD-causing cells expressing the Fas receptor to bind to the beads-bound FasL and undergo apoptosis while the hematopoietic stem cells remain viable. The ApoTainer kit thus is expected to harness the differential effect of the apoptotic microenvironment on mature cell and stem cell populations, producing an enriched population of stem cells that are then transfused to the patient.

Preliminary studies conducted by us have shown that selective polymers coated with specific materials in a specific process create an optimal container enabling positive biological activity of FasL while tightly bound. We believe that this polymer-binder-FasL complex is the basis not only for the ApoTainer kit as currently in development, but also for a line of containers with different designs and sizes to be used for different applications.

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

 In 2019 we completed the testing of the para-magnetic beads on mobilized peripheral blood both in-vitro and in-vivo (GvHD model) and have shown good comparability. Concomitantly we started developing an alternative approach of incorporating the process as done in the clinical setting into a commercial cell separation device. We engaged a few of the leading companies in the field and are now testing the applicability of the ApoGraft process in these devices. We believe that our process can improve these devices and therefore open up opportunities for business collaboration and introduction of our process into other users of cell selection.

Preclinical Studies

As part of our in vitro studies, and prior to animal studies, we performed experiments to determine which apoptotic molecules have the best differential effect on stem and non-stem cells. We have conducted 22 animal studies including murine to murine and human cells to murine transplantation models measuring the relevant effects (GvHD, GvL, mortality and engraftment). We have also tested various sources of human hematopoietic cells (mobilized peripheral blood, bone marrow and umbilical cord blood). Major preliminary findings include the following:

●	Resistance to receptor-mediated apoptosis is an inherent characteristic of stem and progenitor cells;

●	The ApoGraft process preserves stem and progenitor cells;

●	Preservation of successful engraftment (95% engraftment in experiments performed by a CRO);

●	Demonstrated preservation of anti-tumor activity;

●	Apoptosis-insensitive progenitors are privileged for engraftment through competitive advantage over the apoptosis-sensitive differentiated cells;

●	Using the most stringent conditions for GvHD, there was a statistically significant reduction in mortality rate (20–100% to <10%); and

●	Significant reduction of cells that attack the immune system.

We believe these preliminary findings support our product claim for:

●	Selection of stem and progenitor cells based on their insensitivity to receptor-mediated apoptosis from all sources;

●	Ex vivo selective depletion of GvHD causing cells;

●	Accelerated engraftment by ex vivo treatment of umbilical cord blood; and

●	Induction of tolerance to grafts and suppression of autoimmunity.

In August 2015, we initiated a full preclinical Good Laboratory Practice toxicity study designed to test safety and engraftment outcome in a murine model ahead of our first planned clinical trial. Complete biochemical and histology evaluation was performed by a CRO as per regulatory requirements. In December 2015, we announced that results from this study showed that, while the control group had a 50% death rate, the group that was transplanted with bone marrow that underwent our ApoGraft process had no deaths. In addition, with respect to additional parameters, such as clinical signs, weight and histological analysis, no toxicity was found. In 2019 we did a second GLP full toxicology study with the newly manufactured clinical grade batch of FasL hexamer (“FasCellect”). The study reconfirmed that at the highest dose relevant to our clinical studies, FasCellect is fully tolerated and safe. No adverse effects have been recorded clinically, histologically and laboratory results. This study was presented to the FDA within the IND package.

Non-Interventional Clinical Studies

We are performing a study on human HSCT grafts. This study first began in 2015 and is ongoing. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process and show robustness and repeatability of the process. More than 300 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft in the pre-clincal setting resulted in a significant increase in the death of certain subpopulations of mature immune cells, primarily unique subsets of T Lymphocytes, without compromising the quantity and quality of stem cells.

We are also conducting studies on MSC derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals. During 2019 we tested the compatibility of MSCs with collagen based matrixes and shown that in solid and gel matrixes, the stem cells produced with FasL maintain their proliferation advantage and the ability to differentiate to bone cells.

We evaluated in 2019 pre-clinical testing of human fat derived stem cells treated with ApoGraft in animal models of GvHD and Rheumatoid Arthritis. We showed in preliminary studies that the fat derived MSCs manufactured under FasL containing medium have shown immune suppression both invitro (interferon gamma test) and clinically- (GvHD clinical score and clinical swelling of joints). Because of our decision to reduce expenses, we did not continue the development of those indication.

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

The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients (cohorts I and II) finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial (cohort I) completed the 180-day study period with full safety and tolerability. As of the date of this annual report, 11 patients have been treated with ApoGraft in the study. We reported mid study results from the trial in July 2019 and expect to finalize patients recruitment in Q2,2020.

Planned U.S. Study

We aim to commence a second human ApoGraft trial in the United States for patients with hematological malignancies in haploidentical HSCT (donors and patients are half matched), or haplo-HSCT, by mid-2020. To this end, we are collaborating with Washington University (WU) for the initiation of this trial. The collaboration is being led by Professor John DiPersio, Co-PI in our study, Director of the Center for Gene and Cellular Immunotherapy at Washington University School of Medicine and the President of the International Society of Cellular Therapy and the American Society of Blood and Marrow Transplantation. The Co-PI in this study is Professor Zhifu Xiang, M.D, Ph.D, an expert in bone marrow transplantation in the Division of Oncology at Washington University School of Medicine. This clinical study aims to determine the safety and tolerability of ApoGraft for bone marrow transplantations with haplo-HSCT in a Phase I study.

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

During 2019 we and WU completed all the requirements for initiation of the study. An agreement for accelerated clinical trial was signed (July 2019), an IND was approved by the FDA, the scientific committee as well as the institutional review board (IRB) have given the green light and a technology transfer process to the facility in Saint-Louis has been completed satisfactorily. Relevant announcements were made in February and July 2019 and January 2020.

MSC Studies

We are also conducting studies on mesenchymal stem cells, or MSC, derived from fat tissues. In October 2017, we announced positive results from a more than 20-patient study on the use of our selection platform technology on stem cells derived from fat tissues. The study comprised samples obtained via liposuction from over 20 adult patients and was conducted in collaboration with the Plastic Surgery Department and the Microsurgery and Plastic Surgery Laboratory of the Tel-Aviv Medical Center (Ichilov Hospital). Fat-derived stem cells were treated according to our protocols and have shown that our selection platform technology led to both an expansion of cells and an improvement in their unique cell activity and attributes. The ability of those cells to create colonies and differentiate into bone was enhanced significantly after only a short incubation. In addition, in October 2018, we announced that we achieved positive results on the use of human fat derived stem cells treated with the ApoGraft process in orthopedic treatments of animals. We also expanded our MSC related global collaborations and reported in March 2019 the positive outcome of the collaboration with the Korean company Cell2In. The results of this study showed that MSC from various origins respond to apoptotic triggering by faster expansion, improved function and changes in the mitochondrial activity which is known to reflect “stemness”.

Pre-clinical results for the use of human fat derived stem cells treated with ApoGraft in animal models have been achieved during 2019. In those studies, we were able to show improved quantity and quality of fat derived MSCs and as measured by the anti-inflammatory effect in Rheumatoid Arthritis model and GvHD. In order to reduce expenses, we suspended the MSC program, until further funding is available.

Future Studies

We intend to undertake the following actions during the following twelve months:

●	Complete recruitment of patients for the Phase I/II study in Israel (ApoGraft01);
●	Announce top-line results of the Phase I/II study in Israel;

●	Initiate the Phase I study with WU and recruit the first five patients (based on WU plans to recruit at a rate of 1 patient per month);

●	Complete scale-up and automation of the Apograft process;

●	Complete comparability studies for the apotainer (compared to Apograft) in a commercial cell separation device; and

●	Meet with FDA and/or European regulatory authorities and submit a protocol for a clinical trial using the ApoTainer kit.

Regulatory Status

We plan to bring our ApoTainer kits to market for HSCT as a medical device subject to the primary jurisdiction of the CBER. The classification of our ApoTainer kits by the FDA as a drug, a medical device or a combination product depends upon, among other things, the regulatory definition of a drug and a device, their primary mode of action and the indications for use or product claims. In February 2019, we filed a Pre-RFD to the FDA to designate the Apotainer as a medical device under the regulation of the CBER. Under the Pre-RFD, the FDA has provided a preliminary, nonbinding assessment of the regulatory identity or classification of our ApoTainer kits and an assessment that the Center for Biologics (CBER) will regulate the product. In this answer, CBER did not mention whether the Apotainer will be assessed under the medical device or biologics regulations. The recommendation was to submit an IND. As we have since commenced the campaign for incorporating the Apograft into a regulatory approved device, we believe that the regulatory path for approval of the process in the designated approved device will be shorter. We also believe that due to its novelty and being first in class this product could be classified as a “de-novo” which could allow for less clinical data before marketing approval. In certain territories (e.g. Japan) due to favorable regulatory conditions conditional marketing approval could be achieved before completion of full clinical development.

Collaborations

In June 2018, we entered into a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden), a leading center for stem cell research in Germany. According to the agreement, the team of denovoMATRIX employed by TU Dresden have conducted examinations into the tentative synergy between our ApoGraft and denovoMAtrix technology and evaluated collaborative development of products for regenerative medicine. The preliminary testing was performed and synergy between the two technologies have been demonstrated. Data supported improved mesenchymal stem cells growth when exposed to FasL embedded in denovoMAtrix matrix. However, we determined not proceed with this collaboration beyond the initial steps. because we lacked sufficient resources and decided to focus on other priorities.

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

Preliminary results from the collaboration include the following: (i) higher degree of stemness (both in Cell2in and standard assays) maintained through repeated expansions of bone marrow and umbilical cord derived mesenchymal stem cell, (ii) improved expansion of adipose derived mesenchymal stem cells in early and late passages, and significantly increased stemness of hematopoietic stem cells within two hours of the ApoGraft process. However, we determined not proceed with this collaboration beyond the initial steps, because we lacked sufficient funds and decided to focus on other priorities.

Future Applications

Beyond the use of our ApoGraft technology platform in the allogeneic HSCT setting for the treatment of hematological malignancies as currently contemplated, we believe that our technology platform has the potential for a much broader set of usages:

●	Use of HSCT earlier and more often in the blood cancer treatment protocol. By reducing HSCT toxicity and other complications while increasing efficacy, we believe that our stem cell selection kits will allow clinicians to undertake HSCT earlier in the blood cancer treatment protocol.

●	Broadened use of HSCT to non-life threatening autoimmune disorders. We are considering initiating clinical trials in autoimmune conditions where HSCT was proven to be beneficial, but it was seldom used because of the inherent toxicity. We believe that if we are able to demonstrate significant reduction of inherent toxicity, this will help make HSCT eligible for treatment and potentially curing of diseases such as Type 1 diabetes, lupus, psoriasis, Crohn’s disease and the like.

●	Broadened use of HSCT to organ transplants. It has been known for some time that allogeneic HSCT taken from the same donor enhances transplantation tolerance. This phenomenon has been observed not only in numerous animal models, but in humans as well. For example, several clinical trials have reported that kidney transplantation accompanied by a previous HSCT from the same donor was tolerated by the recipient’s immune system. We believe that our products could become the major adjunct therapy in any solid organ transplantation to allow immune tolerance.

●	Functional selection of cord blood. Stem cells from the cord blood of newborns can be collected immediately after birth and preserved frozen. Currently, the main impediment of HSCT based on stem cells from cord blood is that the amount of cord blood is very limited. In combination with inefficient selection methods, the quantity of the collected stem cells is minimal. Therefore, the treatment is usually limited to children having low body mass. Physicians have tried using double cord blood and other methods which have resulted in new immune related adverse effects. Under ethical review board approval, we examined more than 150 samples of cord blood and showed that we can achieve approximately 400 times more stem and progenitor cells from any given samples. We believe this may open up the use of cord blood for adult patients in the future.

●	Stem cell expansion. We already have preliminary indications that our ApoGraft technology platform greatly improves the efficiency of the stem cell expansion process by increasing the initial number of cells that undergoes expansion. Therefore, we believe that companies that currently use stem cell expansion will have a major advantage if our selection process is integrated as the first step in their manufacturing process.

●	Tissue and organ engineering. One of the objectives of regenerative medicine is to enable the use of stem cells as a reservoir for organ and tissue engineering and, ultimately, transplantation. The goal is that the patient will be able to accept organs or tissues engineered from foreign stem cells. These emerging technologies rely on a sufficient number of stem cells from the donor and the separation of those cells from the donor’s immune system in order to avoid rejection. We believe that our functional stem cell selection process can be the optimal solution for such needs.

●	Mesenchymal stem cells. Develop the use of fat derived mesenchymal stem cells under FasL treatment for various indications including immune tolerance, orthopedic and dermato-cosmetic indications.

●	Reduce treatment related toxicity of T cell immunotherapies such as CAR-T cells. We have commenced a collaboration with a leading academic group, in which the effect of the ApoGraft on reducing toxicity related to CAR-T treatment is tested.

Research and Development

Our core technology was originally derived from research conducted by the research group of Dr. Nadir Askenasy. Our research and development activities have been focused on additional animal models of a variety of diseases, experiments to determine the mechanism of action of our ApoGraft technology platform, and toxicology testing. Based on these preclinical programs we have begun clinical testing of products based on our ApoGraft technology platform in humans. During the years ended December 31, 2017, 2018 and 2019, we incurred approximately NIS 11.5 million, NIS 13.5 million, NIS 12.1 million respectively in expenses on company research and development activities.

Raw Materials and Suppliers

Although most raw materials for the ApoGraft technology platform is readily obtainable from multiple sources, we know of only two manufacturers of clinical grade FasL (the apoptosis inducing signal), Oncology Ventures A/S and Swiss Biotech Center, or SBC. In July 2018, we entered into a strategic manufacturing and supply agreement with SBC to secure production of clinical grade FasL protein in which the clone is originated from Adipogen International. According to the agreement, SBC granted to us exclusivity to the FasL protein developed by SBC for a period of five years and agreement further provided for the production of clinical batches of the FasL protein for our planned US clinical trials. The parties contemplate expanding production capacity to meet future needs including any marketing and collaborations with licensors of Cellect technology. In January 2019, we announced that we have concluded the scale-up development and manufacturing of clinical grade FasL in collaboration with SBC. In the Summer of 2019 we received a clinical grade batch of ~50 mg of GMP FasCellect protein (hexamer of hFasL) that was tested analytically and biologically and passed batch release criteria. We believe this amount should be sufficient to conclude all clinical trials in the foreseeable future (upto 5000 patients). Furthermore, we received another three batches of research grade material that allows us full control and supply of the critical reagents for all anticipated development. While we believe that we have addressed supply issues with respect to FasLfor the foreseeable future and these arrangements will alleviate a major challenge to our development and commercialization plans, there can be no assurance that we have sufficient amounts for conclude all necessary clinical trials or that, if we do not, we will not experience delays in the supply of FasL in the future.

Manufacturing

If we are successful in integrating our process and critical materials into commercially available medical devices while continuing the clinical development of a point of care process, we expect we will be less dependent on manufacturing constraints. Our customers should be able to choose between performing a short and relatively inexpensive clean room procedure and a standard laboratory closed compartment device process.

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

In addition, since we are developing our ApoTainer kits to improve the safety and efficacy of allogeneic HSCT, we also compete with companies developing treatments for GvHD. These companies include Athersys, Inc., Bellicum Pharmaceuticals Inc., Erytech Pharma SA, Fate Therapeutics Inc., Fortress Biotech Inc., (formerly Coronado Biosciences), Gamida Cell Ltd., or Gamida, Kiadis Pharma N.V., or Kiadis, MEDIPOST Co., Ltd., Mesoblast Ltd., or Mesoblast, MolMed S.p.A., and Pluristem Therapeutics Inc., or Pluristem.

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

To protect our proprietary functional cell selection technology platform and other scientific discoveries, we have a wide family of patents and patent applications. These patents cover other stem cell related inventions but mainly our functional selection methodology, products and methods of use. The full published domain is further described below:

●	A patent entitled “Method of Inducing Immune Tolerance via Blood/Lymph Flow-Restricted Bone Marrow Transplantation” was granted in the United States. If the appropriate maintenance fees are paid, the patent is expected to expire in April 2024 (including a 571 days patent term adjustment granted by the USPTO).

●	A patent entitled “Methods of Selecting Stem Cells and Uses Thereof” was granted in the United States, Canada, Israel, India and Europe (validated in Denmark, France, Germany, Ireland, Netherlands, Switzerland and the United Kingdom). If the appropriate maintenance fees are paid, the patent is expected to expire in May 2027 in Israel, India and Europe and in September 2029 in the United States (including an 829 days patent term adjustment granted by the USPTO).

●	A patent application entitled “Regulatory Immune Cells with Enhanced Targeted Cell Death Effect” was filed as a Patent Cooperation Treaty, or PCT, which entered national phase in the United States, Europe and Israel. A patent was granted in the United States, Israel and Europe and was validated in France, Germany, Ireland, Switzerland and the United Kingdom. If the appropriate maintenance fees are paid, the issued patents are expected to expire in July, 2031.

●	A patent application entitled “Devices and Methods for Selecting Apoptosis-Signaling Resistant Cells and Uses Thereof” was filed as a PCT application and is now in national phase in Australia, Brazil, Canada, China, Europe, India, Japan, Korea, Russia, USA and Israel. A patent was granted in the United States, Japan, Korea, Russia and Europe (validated in Denmark, France, Germany, Ireland, Italy, Netherlands, Switzerland and the United Kingdom). With respect to the Australian application, the Australian Patent Office issued a Notification of Acceptance. If the appropriate maintenance fees are paid, these issued patents and the patents to be issued on the pending applications, if issued, are expected to expire in March, 2033.

●	A patent application entitled “Activation of Hematopoietic Progenitors by Pre-transplant Exposure to Death Ligands” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Israel, Japan, Korea, and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in October 2034.

●	A patent application entitled “Selective Surface for, and Methods of, Selecting a Population of Stem and Progenitor Cells, and Uses Thereof” was filed as a PCT application and is now in national phase in Europe and USA. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

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

We submitted a Pre-RFD submission to FDA in February 2019. Under the Pre-RFD, the FDA has provided a preliminary, nonbinding assessment validating that CBER is the right center to regulate the product. CBER is entitled to decide whether the product will be classified as a device or a biologic. In addition, we believe that due to its novelty and being first in class, this product could be classified as de novo, which could allow for less clinical data before marketing approval.

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

Management believes that Part 1271 requirements do not currently apply to us because we are not currently investigating, marketing or selling cellular therapy products. If we were to change our business operations in the future, the FDA requirements that apply to us may also change and we would potentially need to expend significant resources to comply with these requirements.

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

Sales and Marketing

During 2017, we launched a business development campaign. We believe that interim results from our ongoing Phase I/II study will help validate our technology platform and qualify our technology for out licensing to companies interested in improving their manufacturing process of adult stem-cell based products. In May 2018, we incorporated a US subsidiary and hired Andrew Sabatier as its Chief Business Officer to lead the business development activities from the US. In order to reduce expenses, we terminated Mr. Sabatier’s employment and did not replace him. However, we remain interested in l licensing arrangements on a non-exclusive basis to various stem cells based companies.

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

Our headquarters are currently located in Kfar Saba, Israel and originally consisted of approximately 4,360 square feet of leased office space under a lease until October 14, 2020. The monthly rental fee is NIS 26,000. In addition, we hold options to extend the lease for two additional two-year periods each. On October 24, 2017, we leased a further 258 square feet of office space under a lease until December 31, 2018, with options to extend for two additional two-year periods each. We subsequently cancelled this lease and on March 21, 2018, we leased a further 1,500 square feet of office space, for a total leased space of 5,860 square feet, until September 23, 2019. The monthly rental fee for the additional space is NIS 8,000. We may require additional space and facilities as our business expands.

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

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2019, we had an accumulated deficit of NIS 100.9 million (approximately $29.2 million). Our financing activities are described below under “Finance Expense and Income.”

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2017	2018	2019	2019
	NIS			USD*
(in thousands)
Payroll	5,486	6,629	4,946	1,431
Subcontractors	1,504	1,788	1,162	336
Patent registration	256	647	334	97
R&D related purchases	1,574	2,386	3,714	1,075
Share-based payment	1,940	807	513	149
Other expenses	743	1,256	1,453	420
	11,503	13,513	12,122	3,508

*	USD presented as convenience translation using December 31, 2019 NIS/USD exchange rate of NIS 3.456.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share-based payment and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2017	2018	2019	2019
	NIS			USD*
(in thousands)
Payroll	3,076	5,277	3,595	1,041
Professional services	3,745	3,785	2,459	711
Director fees	354	712	642	186
Office expense	449	325	208	60
Share-based payment	3,444	3,730	2,157	624
Other expenses	1,862	1,905	1,149	332
Total	12,930	15,734	10,210	2,954

*	USD presented as convenience translation using December 31, 2019 NIS/USD exchange rate of NIS 3.456.

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018 to the year ended December 31, 2017

Results of Operations

	December 31,			December 31,
	2017	2018	2019	2017*	2018*	2019*
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	11,503	13,513	12,122	3,318	3,605	3,508
General and administrative expenses	12,930	15,734	10,210	3,729	4,198	2,954
Other income	-	-	-	-	-	-
Operating loss	24,433	29,247	22,332	7,047	7,803	6,462
Finance expense (income), net	3,791	(9,134)	(5,524)	1,094	(2,436)	(1,599)
Total comprehensive loss	28,224	20,113	16,808	8,141	5,367	4,863
Loss attributable to holders of Ordinary Shares	28,224	20,113	16,808	8,141	5,367	4,863

*	USD presented as convenience translation using year end 2019, 2018, 2017 NIS/USD exchange rate of: NIS 3.456, NIS 3.748 and NIS 3.467, respectively.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2019 amounted to NIS 12.1 million (approximately $3.5 million), representing a decrease of NIS 1.4 million (approximately $0.1 million), or 10%, compared to NIS 13.5 million (approximately $3.6 million) for the year ended December 31, 2018. The decrease was primarily attributable to a decrease of NIS 1.6 million (approximately $0.5 million) from salaries and related expenses reflecting the reduction in our research and development activities resulting from a decrease in the number of employees engaged in research and related activities from nineteen to eight.

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

General and Administrative Expenses

Our general and administrative expenses totaled NIS 10.2 million (approximately $ 3.0 million) for the year ended December 31, 2019, a decrease of NIS 5.5 million (approximately $1.2 million), or 35%, compared to 15.7 million (approximately $4.2 million) for the year ended December 31, 2018. The decrease resulted primarily from a decrease of NIS 1.7 million (approximately $0.5 million) in salaries, related personnel expenses and a decrease of 1.5 million (approximately $0.4 million) in share- based payments. The decrease reflecting the reduction in the company activities resulting from a decrease in the number of employees.

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

Operating Loss

 As a result of the foregoing, our operating loss for the year ended December 31, 2019 was NIS 22.3 million (approximately $6.5 million), as compared to operating loss of NIS 29.2 million (approximately $7.8 million) for the year ended December 31, 2018, a decrease of NIS 6.9 million (approximately $1.3 million), or 24%.

As a result of the foregoing, our operating loss for the year ended December 31, 2018 was NIS 29.2 million (approximately $7.8 million), as compared to an operating loss of NIS 24.4 million (approximately $7.0 million) for the year ended December 31, 2017, an increase of NIS 4.8 million (approximately $0.8 million), or 20%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other transactional costs, changes in the fair value of certain price adjustment mechanisms in warrants that were issued to investors who participated in certain fund-raising rounds, and exchange rate differences.

We recognized net financial income of NIS 5.5 million (approximately $1.6 million) for the year ended December 31, 2019, compared to net financial expenses of NIS 9.1 million (approximately $2.4 million) for the year ended December 31, 2018. The change is primarily due to the change in the fair value of the listed warrants granted in our U.S. initial public offering, or IPO, in 2016 and to the unregistered warrants granted in our registered direct offerings in 2019.

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

Total Comprehensive Loss

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2019 was NIS 16.8 million (approximately $4.9 million), as compared to NIS 20.1 million (approximately $5.4 million) for the year ended December 31, 2018, decrease of NIS 3.3 million (approximately $0.5 million), or 16%.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied, and ending on the date on which the relevant employees become fully entitled to the award. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied. When we change the conditions of the award of equity-settled instruments, an additional expense is recognized beyond the original expense, calculated in respect of a change that increases the total fair value of the remuneration granted or benefits the other service provider according to the fair value on date of change. Cancellation of the award of equity-settled instruments is accounted for as having vested at the cancellation date and the expense not yet recognized in respect of the award is recognized immediately. However, if the cancelled grant is replaced by a new grant and is intended as an alternate grant at the date awarded, the cancelled and new awards will both be accounted for as a change to the original award, as described above.

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the Nasdaq Capital Market and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

B.	Liquidity and Capital Resources

Overview

As of December, 31 2019, we had NIS 18.1 million (approximately $5.2 million) in cash and cash equivalents and marketable securities. In January 2020, we raised NIS 9.115 million ($2.6 million) in net proceeds in a follow-on underwritten public offering.

The table below presents our cash flows:

	Year ended December 31,
	2017	2018	2019	2017*	2018*	2019*
	(in thousands of NIS)			(in thousands of USD)
Net cash used in operating activities	(17,770)	(23,635)	(20,337)	(5,126)	(6,306)	(5,884)

Net cash provided by (used in) Investing activities	10,091	13,708	(108)	2,910	3,657	(31)

Net cash provided by financing activities	15,813	12,759	21,871	4,562	3,405	6,328

Net increase in cash and cash equivalents	7,455	4,075	297	2,150	1,088	86

*	USD presented as convenience translation using year end 2019, 2018, 2017 NIS/USD exchange rate of: NIS 3.456, NIS 3.748 and NIS 3.467, respectively.

Operating Activities

Net cash used in operating activities was NIS 20.3 million (approximately $5.9 million) for the year ended December 31, 2019, compared with net cash used in operating activities of approximately NIS 23.6 million (approximately $6.3 million) for the year ended December 31, 2018. The decreases in such periods are primarily due to decreases in research and development expenses.

Net cash used in operating activities was NIS 23.6 million (approximately $6.3 million) for the year ended December 31, 2018, compared with net cash used in operating activities of approximately NIS 17.7 million (approximately $5.1 million) for the year ended December 31, 2017. The increases in such periods are primarily due to increases in General and administrative expenses.

Investing Activities

Net cash used by investing activities of NIS 0.1 million (approximately $0.03 million) during 2019 primarily reflects purchase of property.

Net cash provided by investing activities of NIS 13.7 million (approximately $3.6 million) during 2018 primarily reflects net proceeds from short-term deposits and marketable securities.

Net cash provided by investing activities of NIS 10.1 million (approximately $2.9 million) during 2017 primarily reflects net proceeds from short-term deposits and marketable securities.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2019, 2018 and 2017 consisted of NIS 21.9 million (approximately $6.3 million), NIS 12.8 million (approximately $3.4 million), and NIS 15.8 million (approximately $4.6 million) respectively, of net proceeds, mainly from the issuance of ordinary shares (including ordinary shares represented by ADSs) and warrants.

In February 2016, we issued an aggregate of 5,783,437 ordinary shares pursuant to a private placement, at a price of NIS 1.39 (approximately $0.36) per share. In addition, we issued warrants to purchase up to 1,927,801 ordinary shares, which had an exercise price of NIS 2.1 (approximately $0.54) per warrant. The warrants expired on March 7, 2018.

In July 2016, we issued an aggregate of 1,292,308 ADSs and listed warrants to purchase 1,035,121 ADSs in our IPO, at a price of $6.50 per ADS resulting in gross proceeds of approximately $8.4 million.

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

On February 12, 2019, in a follow-on underwritten public offering we sold an aggregate of 1,889,000 each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded Unit. In connection with the offering, we granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. The company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted).

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs and warrants. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 100.9 million (approximately $29.2 million) as of December 31, 2019. We have never generated any revenue from the sale or licensing of our products, and we do not expect to generate significant revenue within the next year at least.

We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and our ApoTainer kits. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, our ApoTainer collection kits and any other future products. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2019 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

As previously announced, following a review of our business, including the status of our clinical and development programs, resources and capabilities, we are exploring strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that we may evaluate include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets.

Subsequently, we announced that we have entered into a Letter Of Intent (LOI) with Canndoc Ltd (“Canndoc”), a wholly owned subsidiary of Intercure Ltd. (“Intercure” TASE: “INCR”) relating to a commercial relationship between the companies. Subject to negotiation and approval of each company’s board of directors of definitive agreements, (i) we will acquire from Canndoc all rights to the use of Canndoc’s products for the reduction of opioid usage, including accumulated data, as well as on-going and a pipeline of clinical trials; (ii) Canndoc will supply us, over the course of five years, with a minimum of 6 tons of GMP pharma grade cannabis products at a price of $18 million USD (and we would have the option to extend the agreement for an additional period of 5 years), which will be distributed and sold on our behalf by Canndoc’s distribution channels; in return we will issue to Canndoc 1,023,720 American Depositary Receipts (“ADRs”) representing 19% of our share capital on partially diluted basis.

In addition to the strategic commercial agreement described above, the companies are considering expanding their collaboration and have signed a LOI for a full merger, in which we will acquire from Intercure all of Canndoc’s outstanding shares in exchange for an additional number of our ADRs to be in total approximately 95% (approximately 93% on a fully diluted basis) of the merged company. The proposed merger is subject to independent valuation of both companies, fairness opinion by a third party, negotiation of a definitive agreement, approval of the agreement by our board of directors and shareholders, internal approvals by Canndoc and Intercure, and customary closing conditions, including the approval of the IMCA (Israeli Medical Cannabis Agency). The parties aim to close such transaction in 2020. If the merger is consummated, the parties agreed to act jointly in order to fulfill all the requirements to enable our ADRs and warrants to continue to trade in the NASDAQ system and, for this purpose, Intercure would commit to invest a cash sum of at least $3 million USD in any public offering that we may undertake, at a price of not less than $4.50 USD per ADR. The companies agreed that if the merger will occur the merged company will continue to develop our cell therapy technology to maximize value for shareholders.

There can be no assurance that the potential transactions described above will be completed, that our strategic review process will result in pursuing any other transaction(s) or that any other transaction, if pursued, will be completed. The Company does not intend to discuss or disclose further developments regarding the proposed transactions with Canndoc or the strategic review process, unless and until our Board of Directors has approved a specific action or otherwise determined that further disclosure is appropriate or required by law.

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

F.	Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations in NIS	1,174	-	1,168	6	-
Operating Lease Obligations in $	340	-	338	2	-

The operating lease obligations in the foregoing table include our commitments under the lease agreements for our facility in Kfar Saba. See “Item 4. Information on the Company—D. Property, Plant and Equipment.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Senior Management

We are managed by a board of directors, which is currently comprised of seven members, and our senior management. Each of our members of senior management is appointed by our board of directors. The table below sets forth our directors and senior management. The business address for each of our directors and senior management is c/o Cellect Biotechnology Ltd. 23 Hata’as Street, Kfar Saba, Israel 44425.

Name	Age	Position
Kasbian Nuriel Chirich(5)	61	Chairman of the Board of Directors
Dr. Shai Yarkoni	61	Chief Executive Officer and Director
Eyal Leibovitz	58	Chief Financial Officer
Dr. Ronit Bakimer-Kleiner(11)	58	Chief Development Officer
Andrew Sabatier(4)	52	Chief Business Officer
Dr. Amos Ofer	44	Vice President of Operations
Dr. Yael Kenan(10)	57	Vice President of Clinical Affairs
Smadar Har Tuv(9)	47	Quality Assurance Director
Abraham Nahmias(1)(2)(3)(12)	64	Director
Dr. Ruth Ben Yakar(8)	50	Director
Michael Berelowitz(1) (7)	75	Director
Ruhama Avraham(1)(2)(3) (6)	56	External Director
David Braun(1)	48	Director
Jonathan Burgin(1)(2)(3)	58	External Director
Sivan Rahamim(13)	35	External Director

(1)	Indicates independent directors under the Nasdaq Capital Market rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

(4)	On March 14, 2019, we gave notice of termination to Mr. Sabatier. His last day of employment is May 15, 2019.

(5)	On January 9, 2020, Mr. Kasbian Nuriel Chirich, former Chairman of the Board resigned from his positions as a director and Chairman of the Board.

(6)	On August 20, 2019, Ruhama Avraham resigned from her position as a director.

(7)	On August 6, 2019, Michael Berelowitz resigned from his position as a director.

(8)	On March 20, 2019, Dr. Ruth Ben Yakar resigned from her position as a director.

(9)	On June 4, 2019, we gave notice of termination to Mrs. Har Tuv. Her last day of employment was August 3, 2019.
(10)	On July 2, 2019, we gave notice of termination to Mrs. Kenan. Her last day of employment was August 31, 2019.
(11)	On June 3, 2019, we gave notice of termination to Mrs. Bakimer-Kleiner. Her last day of employment was August 3, 2019.
(12)	On January 9, 2020, the Board of Director elected Mr. Nahmias as a director and to serve as Chairman of the Board of Directors.

(13)	On January 6, 2020 the Company’s shareholders elected Ms. Sivan Rahamim to serve as external director for the Company for a period of three years.

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

Jonathan Burgin has served as a member of our board of directors since October 2018. Mr. Burgin has served as the Chief Financial Officer of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCancell Ltd.) between June 2011 and June 2012, was Anchiano’s Chief Executive Officer from June 2012 through October 2016, and has served as Anchiano’s Chief Financial Officer and Chief Operating Officer since October 2016. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a service assurance provider, from 2006 to 2011, and was Chief Financial Officer of XTL Biopharmaceuticals Ltd. (TASE: XTL, Nasdaq: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was Chief Financial Officer of YLR Capital Markets Ltd., a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, CPA (Israel), the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in accounting and economics from Tel Aviv University and is certified in Israel as a Certified Public Accountant.

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

Our Scientific Advisory Team is comprised of the following members:

Professor Dov Zipori is a professor at the Department of Molecular Cell Biology, Weizmann Institute of Science (WIS). He initiated the establishment of a stem cell institute and served for 10 years as the as the director of the Helen and Martin Kimmel Institute for Stem Cell Research at the WIS. Pluristem’s technology is based on Prof. Zipori’s scientific research.

Dr. Susan Alpert has served as the Director of Medical Device Assessment in the FDA, as well as senior VP Regulatory at Medtronic Inc. (NYSE:MDT) and C. R. BARD Inc.

Professor Robert Negrin is the Medical Director of the Clinical Bone Marrow Transplantation Laboratory and the Division Chief of the Blood and Marrow Transplant Program at Stanford University.

Professor Amnon Peled is an associate Professor and Principal Investigator, Goldyne Savad Gene Therapy Institute at the Hadassah-Hebrew University Medical Center, Jerusalem, Israel.

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

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries to our office holders with respect to the year ended December 31, 2019 was approximately $1.7 million.

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 12, 2019, in addition to the seven members of the board of directors (including the Company's Chairman and Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer, Chief Operations Officer to be office holders.

The table below sets forth the compensation paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2019, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Base Salary (NIS in thousands) (including social allowance)	Variable Compensation(1) (NIS in thousands)	Equity-Based Compensation(2) (NIS in thousands)	Other (NIS in thousands)	Total(3) (NIS in thousands)	Convenience translation into USD in thousands(4)
Kasbian Nuriel Chirich, Chairman of the Board of Directors	495	-	854	-	1,349	390
Dr. Shai Yarkoni, Chief Executive Officer & Director	1,204	-	952	3	2,159	625
Eyal Leibovitz, Chief Financial Officer	865	-	368	2	1,235	358
Amos Ofer, Chief Operation Officer	561	-	138	5	704	204
Dr. Yael Kenan, Vice President of Clinical Affairs	487	-	(16)	1	472	136

(1)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments for the year ended December 31, 2019 (including any cash bonuses paid in 2020). Cash bonuses are intended to promote our work plan and business strategy by rewarding senior office holders for achievement of business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) progress in our ongoing Phase I/II clinical trial, (ii) completion of a strategic transaction, (iii) submission of an IND, (iv) raising funds, (v) FasL production of first clinical batch, and (vi) establishment of U.S. subsidiary.

(2)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2019 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in note 9 to the consolidated financial statements.

(3)	All amounts reported in the table are in terms of cost to us.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019 at the rate of one U.S. dollar per NIS 3.456.

Compensation of Directors

As approved by our shareholders at our 2019 annual meeting of shareholders, in connection with their services as directors of the Company and in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our directors (other than Dr. Yarkoni) from time to time, including external directors, is entitled to an annual payment of NIS 35,428, plus value-added tax, or VAT, if applicable, payable quarterly at the end of each quarter. In addition, each of our non-employee directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Compensation of External Directors

Each of our external directors is entitled to an annual amount of NIS 35,428, plus VAT, if applicable, payable in quarterly installments at the end of each quarter. In addition, in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our external directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors & Financial Experts” below.

Employment Agreements with Senior Management

Our senior management are employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant member of senior management, during which time such person will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, the confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Risk Factors — Risks Related to Our Operations in Israel.”

For a description of the terms of our options and option plans, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” below.

Chairman of the Board of Directors Agreement with Kasbian Nuriel Chirich

On April 30, 2013, we entered into a Chairman of the board of directors agreement with Kasbian Nuriel Chirich, employing him on a part-time basis as Chairman of the Board of Directors. Mr. Chirich’s terms of employment were subsequently amended on July 24, 2016 and July 5, 2018. Mr. Chirich’s monthly salary in 2019 was NIS 42,000, and he was entitled to a maximum bonus of up to six monthly salaries. Mr. Chirich was also entitled to reimbursement for reasonable out-of-pocket expenses, including travel expenses, and an allocation to a manager’s insurance policy, pension plan, study fund and disability insurance. The agreement was terminated effective January, 9, 2020.

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

On June 2, 2019, we granted options to purchase 4,000,000 ordinary shares to Mr. Chirich. The options are exercisable at NIS 0.141 per share and expire on June 1, 2029. The options vest over a period of one year on a quarterly basis beginning September 1, 2019.

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

On June 2, 2019, we granted options to purchase 4,000,000 ordinary shares to Dr. Yarkoni. The options are exercisable at NIS 0.141 per share and expire on June 1, 2029. The options vest over a period of one year on a quarterly basis beginning September 1, 2019.

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

On June 2, 2019, we granted options to purchase 3,000,000 ordinary shares to Mr. Eyal Leibovitz. The options are exercisable at NIS 0.141 per share and expire on June 1, 2029. The options vest over a period of one year on a quarterly basis beginning September 1, 2019.

Services Agreement with Dr. Ruth Ben Yakar

In September 2014, a special meeting of shareholders approved entering into a services agreement with Dr. Ruth Ben Yakar under which Dr. Ben Yakar would provide up to 20 hours per month of assistance to our Chief Executive Officer in business development and raising money for a monthly fee of NIS 6,000. In April 2015, our shareholders approved an increase to Dr. Ben Yakar’s monthly fee to up to NIS 14,000, reflecting a maximum of 40 hours per month of services, effective November 15, 2014. During 2018 and 2019, Dr. Ben Yakar did not provide any consulting services to us.

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

All of our directors other than Dr. Shai Yarkoni, are independent under the Nasdaq Capital Market rules. The definition of independent director under the Nasdaq Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the Nasdaq Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders, while independent directors may be elected by an ordinary majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least five and not more than twelve directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of five members.

Under a founders agreement among Kasbian Nuriel Chirich, our former Chairman, Dr. Shai Yarkoni, our Chief Executive Officer and director, and Dr. Nadir Askenasy, our former Chief Technology Officer, each founder holding at least 30% of our share capital shall be entitled to recommend the appointment of one director (and remove any director so appointed). In addition, under a voting agreement among Kasbian Nuriel Chirich and Dr. Shai Yarkoni, the parties agreed to coordinate their votes with respect to any vote taken of our shareholders. See “Related Party Transactions” below. We are not a party to this founder’s agreement or voting agreement and are not bound by it. Other than our external director, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors. See “— External Directors” below. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel.

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

Ruhama Avraham and Jonathan Burgin have served as our external directors since 2017 and 2018 respectively, and both had the requisite accounting and financial expertise. Ruhama Avraham was elected to serve from December 13, 2017, and resigned as a director on August 20, 2019. Jonathan Burgin was elected to serve from October 25, 2018 to October 24, 2021. Sivan Rahamim was elected to serve from January 6, 2020, to January 5, 2023. Ms. Rahamim has, and Mr Burgin continues to have, the requisite accounting and financial expertise.

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

Audit Committee

Our audit committee consists of Abraham Nahmias along with our two external directors, Sivan Rahamim and Jonathan Burgin. Mr. Burgin serves as Chairman of the audit committee.

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

Strategic Committee

Our strategic committee consists of David Braun, Shai Yarkoni and Jonathan Burgin. Mr. Burgin serves as Chairman of the strategic committee.

The strategic committee was established by our board of directors in May 2018 in order to determine our strategy for upcoming years. The strategic committee is not a mandatory committee according to the Israeli Companies Law and has an advisory role.

Compensation Committee and Compensation Policy

Our compensation committee consists of Abraham Nahmias along with our two external directors, Sivan Rahamim and Jonathan Burgin. Mr. Burgin serves as Chairman of the compensation committee.

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

As of December 31, 2019, we had fourteen full-time employees. These employees are comprised of eight in research and development and six employees in management, finance and administration. From time to time, we also employ independent contractors to support our operations. Our employees are not represented by any collective bargaining agreements and we have never experienced an organized work stoppage. All of our employees are located in Israel.

E.	Share Ownership.

Stock Option Plans

Equity Compensation Plan

We maintain our 2014 Cellect Option Plan, which was originally adopted by our board of directors in February 2014 and is scheduled to expire in February 2024. The 2014 Cellect Option Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2019, options to purchase 22,093,503 ordinary shares were outstanding and up to 12,691,488 ordinary shares are available for issuance. Of such outstanding options, options to purchase 13,715,613 ordinary shares are exercisable as of December 31, 2019, with a weighted average exercise price of NIS 1.15 per share, and will expire ten years from the date of grant, during the years 2024 – 2029.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 12, 2020 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 12, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 337,533,079 ordinary shares outstanding (which excludes 2,641,693 shares held in treasury) on March 12, 2020.

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

	Number of Shares Beneficially	Percentage Ownership
Directors and Senior Management
Kasbian Nuriel Chirich (1)	22,477,735	6.6%
Dr. Shai Yarkoni (2)	21,197,983	6.2%
Eyal Leibovitz (3)	4,434,920	1.3%
Dr. Amos Ofer (4)	400,000	*
Abraham Nahmias (5)	397,167	*
David Braun (6)	84,375	*
Jonathan Burgin (7)	56,250	-
Sivan Rahamim (8)	-	-
Directors and Senior Management as a group (8 persons)	49,048,430	14.3%
More than 5% Shareholders
CVI Investment, INC (9)	30,500,000	9.4%
Empery Asset Management, LP (10)	32,300,000	10.0%

*	Less than 1%

(1)	Represents (i) 170,922 ADSs representing 17,092,267 ordinary shares owned by Mr. Chirich, (ii) 2,484 ADS representing 248,400 ordinary shares issuable upon exercise of warrants at an exercise price of $37.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 25, 2025, (iv) options to purchase 1,082,047 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (v) options to purchase 316,355 ordinary shares at an exercise price of NIS 1.515 per share and expiring on March 12, 2028, (vi) options to purchase 3,000,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029, and (vi) 6,666 ADS representing 666,667 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 1,677,037 ordinary shares that vest in more than 60 days from March 12, 2020.

(2)	Represents (i) 142,290 ADSs representing 14,229,080 ordinary shares owned by Dr. Yarkoni, (ii) 2,955 ADS representing 295,540 ordinary shares issuable upon exercise of warrants at an exercise price of $37.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 ordinary shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 2,268,030 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (vi) options to purchase 3,000,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029, and (vi) 1,667 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 1,756,010 ordinary shares that vest in more than 60 days from March 12, 2019.

(3)	Represents (i) 741 ADSs representing 74,167 ordinary shares owned by Mr. Leibovitz, (ii) options to purchase 1,936,503 ordinary shares at an exercise price of NIS 0.819 per share and expiring on October 26, 2026, (iii) options to purchase 107,584 ordinary shares at an exercise price of NIS 0.819 per share and expiring on and November 20, 2027, and (iv) 666 ADS representing 66,667 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 750,000 ordinary shares that vest in more than 60 days from March 12, 2020.

(4)	Represents (i) options to purchase 175,000 ordinary shares at an exercise price of NIS 0.885 per share and expiring on November 11, 2028. (ii) options to purchase 225,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029. Excludes options to purchase 2,000,000 ordinary shares that vest in more than 60 days from March 12, 2020.

(5)	Represents (i) 133,333 ordinary shares owned by Mr. Abraham Nahmias, (ii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (iii) options to purchase 58,500 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, and (iv) 1,333 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 19,500 ordinary shares that vest in more than 60 days from March 12, 2020.

(6)	Represents options to purchase 84,375 ordinary shares at an exercise price of NIS 1.437 per share and expiring on February 12, 2027. Excludes options to purchase 65,625 ordinary shares that vest in more than 60 days from March 12, 2020.

(7)	Represents options to purchase 56,250 ordinary shares at an exercise price of NIS 0.899 per share and expiring on October 24, 2028. Excludes options to purchase 93,750 ordinary shares that vest in more than 60 days from March 12, 2020

(8)	Excludes options to purchase 150,000 ordinary shares that vest in more than 60 days from March 12, 2020.

(9)	Based on information contained in a Schedule 13G/A filed with the SEC on January 10, 2020 jointly by CVI Investments, INC beneficially owned consists of 30,500,000 ordinary shares (represented by 305,000 ADS).

(10)	Based on information contained in a Schedule 13G filed with the SEC on January 8, 2020 jointly Empry Asset Management, LP beneficially own 32,300,000 Ordinary shares and 382,500 Ordinary Share issuable upon exercise of Warrants.

To our knowledge, from the date immediately prior to our U.S. initial public offering on August 3, 2016 to March 12, 2020, the ownership percentage of Kasbian Nuriel Chirich decreased by 12.5% from 20.3% to 6.6%, the ownership percentage of Shai Yarkoni decreased by 11.6% from 18.1% to 6.2% during such period (in each case of Mr. Chirich and Dr. Yarkoni without giving effect to the voting agreement they are party to), the ownership percentage of Michael Ilan Management and Investments Ltd. (assuming such entity is affiliated with Ilan Holdings (M&I) Ltd.) decreased by 14.3% from 20.9% to under 5%. the ownership percentage of Nadir Askenasy decreased from 16.9% to under 5%. Anson Funds Management L.P. and Sabby Volatility Warrant Master Fund, Ltd became under than 5% shareholders.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 100 ordinary shares. As of March 12, 2019, BNY held 337,212,340 ordinary shares representing 99% of the outstanding share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

2019 Underwritten Public Offering

Certain of our officers and directors participated in our follow-on underwritten offering in February 2019. See “Item 10. Additional Information—Material Contracts—2019 Underwritten Public Offering”.

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

Quorum

The quorum required for our general meetings of shareholders consists of two or more shareholders present in person, by proxy or by other voting instruments in accordance with the Companies Law and our articles of association who hold or represent, in the aggregate, at least 33 1/3% of the total outstanding voting rights, within half an hour from the appointed time.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so, specified in the summons or notice of the meeting. At the reconvened meeting, and within half an hour from the appointed time, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

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

February 2019 Financing

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

Furthermore, we issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $1.5 per warrant and exercisable for a period of five years.

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

2020 Underwritten Public Offering

On January 7, 2020, we entered into Securities Purchase Agreements with certain institutional investors providing for the issuance of an aggregate of 1,000,000 American Depositary Shares (the “ADSs”) each representing 100 of the Company’s ordinary shares in a registered direct offering at a purchase price of $3.00 per ADS, resulting in gross proceeds of approximately NIS 10,410 (NIS 9,115 net of all issuance costs).

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (23% as of 2019 and up to 47% for individuals as of 2018).

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our status for any year will depend on our income, assets, and activities for such year. We believe that we were a PFIC for our 2018 and for 2019 taxable years. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC for 2020 or for any other taxable year. U.S. Holders who hold ordinary shares or ADSs or warrants during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a “qualified electing fund” or “QEF”, or “mark-to-market” election with respect to our ordinary shares or ADSs. Upon request, we expect to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2018.

The Company’s shareholders appointed Deloitte, Brightman Almagor Zohar, as the Company’s independent registered public accounting firm for the year ended December 31, 2019.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of Ernst & Young Global for all services, including audit services, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
(in thousands)
Audit fees (1)	$120	74
Audit-related fees	-	40
Tax fees (2)	15	14
All other fees	-	-

Total	$135	128

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns.

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

On January 19, 2020, Kost Forer Gabbay & Kasierer a Member of Ernst & Young Global ("EY Israel") notified the Company that it resigned its position as external auditor of the Company. On January 19, 2020, the Audit Committee approved the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network (“Deloitte Israel”) as the Company’s new independent registered public accounting firm, effective as of such date. As described below, the change in independent registered public accounting firm is not the result of any disagreement with EY Israel.

On March 18, 2019, the audit report of EY Israel on the financial statements of the Company, as of and for the years ended December 31, 2018 and December 31, 2017, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph regarding the Company’s ability to continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the years ended December 31, 2018 and 2017 and through the subsequent interim period preceding the expiry of EY Israel’s engagement as external auditor, there were: (i) no disagreements with EY Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to EY Israel’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2018 and 2017 and through the subsequent interim period preceding Deloitte Israel’s appointment as external auditor neither the Company nor anyone on its behalf consulted with Deloitte Israel with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY Israel with a copy of the foregoing disclosure and requested EY Israel to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated April 03, 2020, furnished by EY Israel is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

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

ITEM 19.	EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

1.2	Certificate of Name Change of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

2.1	Form of Deposit Agreement between Cellect Biotechnology Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (included as Exhibit 4.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

Exhibit No.	Exhibit Description
2.4	Form of Underwriters’ Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.5	Description of Securities*

4.1	Founders Agreement dated June 1, 2011 between Kasbian Nuriel Chirich, Dr. Shai Yarkoni, and Dr. Nadir Askenasy (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.2	Chairman of the Board Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.3	Employment Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.4	Cellect Biotechnology Ltd. 2014 Global Incentive Option Scheme (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.5	Amended and Restated Compensation Policy (included as Exhibit A to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.6	Amendment to Dr. Shai Yarkoni Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.8 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.7	Amendment to Kasbian Nuriel Chirich Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.9 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.8	Form Indemnification and Release Instrument (included as Exhibit B to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.9	Form of Underwriting Agreement (included as Exhibit 1.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 22, 2016, and incorporated herein by reference).

4.10	Form of Securities Purchase Agreement for the September 2017 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

Exhibit No.	Exhibit Description
4.11	Form of Warrant for the September 2017 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

4.12	Form of Securities Purchase Agreement for the January 2018 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.13	Form of Warrant for the January 2018 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.14	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form F-1/A filed with the Securities and exchange Commission on February 7, 2019)

4.15	Form of Warrant Agent Agreement dated between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Warrant (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.16	Form of Pre-Funded Warrant Agent Agreement between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Pre-funded Warrant (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

8.1	Subsidiaries of Cellect Biotechnology Ltd.*

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

15.1	Consent of Korst Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member of Ernst & Young Global*

15.2	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants (Isr.), a firm in the Deloitte Global Network*

16.1	Consent of Korst Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member of Ernst & Young Global*

101	The following financial information from Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CELLECT BIOTECHNOLOGY LTD.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

Date: April 3, 2020

CELLECT BIOTHECHNOLOGY LTD

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

NIS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cellect Biotechnology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cellect Biotechnology Ltd and subsidiaries (the "Company") as of December 31, 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for the year than ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has an accumulated deficit of NIS 100,864 at December 31, 2019 and incurred a net loss of NIS 16,808 and negative cash flows from operating activities of NIS 20,337 during the year then ended. In addition, the Company has not yet generated revenues from its operations and is dependent on external sources for financing its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Convenience Translation

Our audit also comprehended the translation of New Israeli Shekel amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2d to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Israel.

Adoption of New Accounting Standard

As discussed in Note 2.r. to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 03, 2020

We have served as the Company's auditor since 2020.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except number of shares data

			Convenience
			translation
			(Note 2d)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	17,809	18,106	5,239
Other receivables	816	469	136

	18,625	18,575	5,375
LONG-TERM ASSETS:
Restricted cash	337	328	95
Right of use - Assets under operating lease	-	1,035	299
Other Long-term receivables	132	94	27
Property, plant and equipment, net	1,544	1,288	373

	2,013	2,745	794

Total Assets	20,638	21,320	6,169

CURRENT LIABILITIES:
Trade payables	887	158	46
Leases liabilities	-	396	115
Other payables	4,012	3,080	891

	4,899	3,634	1,052

NON CURRENT LIABILITIES:
Warrants to ADS	1,816	2,172	628
Leases liabilities	-	677	196
	1,816	2,849	824

CONTINGENT LIABILITIES AND COMMITMENTS
SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value:
Authorized: 500,000,000 shares at December 31, 2018, and 2019, Issued and outstanding: 130,414,799*) and 224,087,799*) shares as of December 31, 2018 and 2019, respectively.	-	-	-
Additional Paid In Capital	95,085	108,598	31,423
Share-based payments	12,319	16,528	4,782
Treasury shares	(9,425)	(9,425)	(2,727)
Accumulated deficit	(84,056)	(100,864)	(29,185)

	13,923	14,837	4,293

Total Liabilities and shareholders' equity	20,638	21,320	6,169

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Research and development expenses, net	11,503	13,513	12,122	3,508

General and administrative expenses	12,930	15,734	10,210	2,954

Total operating expenses	24,433	29,247	22,332	6,462

Operating loss	24,433	29,247	22,332	6,462

Financial income	(101)	(9,154)	(6,993)	(2,024)

Financial expenses	3,892	20	1,469	425

Total Comprehensive loss	28,224	20,113	16,808	4,863

Loss per share

Basic and diluted loss per share	0.252	0.155	0.079	0.023

Weighted average number of shares outstanding used to compute basic and diluted loss per share	111,968,663	129,426,091	212,642,505	212,642,505

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

In thousands, except number of shares data

	Share capital	Additional paid in capital	Treasury shares	Share based payments	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2017	-	67,414	(9,425)	6,217	(35,719)	28,487

Issuance of share capital net of issue costs (see Note 8a3)	-	11,693	-	80	-	11,773
Share-based payment	-	642	-	4,742	-	5,384
Exercise of share options and warrants		2,470		(1,038)	-	1,432
Exercise of share options	-	620	-	(620)	-	-
Total comprehensive loss	-	-	-	-	(28,224)	(28,224)

Balance as of December 31, 2017	-	82,839	(9,425)	9,381	(63,943)	18,852

Issuance of ADS net of issue costs (see Note 8a4)	-	10,024		223	-	10,247
Share-based payment	-	186	-	4,351	-	4,537
Exercise of share options and warrants	-	753	-	(353)	-	400
Expiration of share options	-	1,283	-	(1,283)	-	-
Total comprehensive loss	-	-	-	-	(20,113)	(20,113)

Balance as of December 31, 2018	-	95,085	(9,425)	12,319	(84,056)	13,923
Issuance of ADS & Warrants net of issue costs (see Note 8a5)	-	13,505	-	1,509	-	15,014
Share-based payment	-	8	-	2,700	-	2,708
Total comprehensive loss	-	-	-	-	(16,808)	(16,808)
Balance as of December 31, 2019	-	108,598	(9,425)	16,528	(100,864)	14,837

Convenience translation in U.S. dollars (see Note 2d)	-	31,423	(2,727)	4,782	(29,185)	4,293

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Total Comprehensive Loss	(28,224)	(20,113)	(16,808)	(4,863)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Exchange rate difference	532	(1,297)	1,036	300
Loss (Gain) from revaluation of financial assets presented at fair value through profit and loss	139	(397)	-	-
Depreciation of Right of use - Assets under operating lease	-	-	433	125
Depreciation and capital loss from sale of property, plant and equipment	372	459	373	108
Finance expenses	-	-	128	37
Issuance expenses	-	-	1,621	469
Share-based payment	5,384	4,537	2,708	784
Changes in fair value of Traded and Non-Traded Warrants To ADS	3,003	(7,719)	(8,643)	(2,501)

	9,430	(4,417)	(2,344)	(678)
Changes in asset and liability items:
Decrease in other receivables	470	43	385	111
Increase (Decrease) in trade payable and other payables	407	798	(1,663)	(481)

	877	841	(1,278)	(370)

Cash paid and received during the year for:
Interest received	147	54	93	27

Net cash used in operating activities	(17,770)	(23,635)	(20,337)	(5,884)

Cash Flows from Investing Activities:
Proceeds received from the sale of fixed assets	-	-	6	2
Short term deposits, net	19,530	387	-	-
Restricted deposit	(165)	(22)	9	3
Marketable securities measured at fair value through profit and loss, net	(9,008)	13,999	-	-
Purchase of property, plant and equipment	(266)	(656)	(123)	(36)

Net cash provided by (used in) investing activities	10,091	13,708	(108)	(31)

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Cash Flows from Financing Activities:
Exercise of warrants and stock options into shares	1,432	399	-	-
Repayment on account of lease liabilities	-	-	(522)	(151)
Issuance of share capital and warrants, net of issue costs (see note 8a5)	14,381	12,360	22,393	6,479

Net cash provided by financing activities	15,813	12,759	21,871	6,328

Exchange differences on balances of cash and cash equivalents	(679)	1,243	(1,129)	(327)

Increase in cash and cash equivalents	7,455	4,075	297	86

Balance of cash and cash equivalents at the beginning of the year	6,279	13,734	17,809	5,153

Balance of cash and cash equivalents at the end of the year	13,734	17,809	18,106	5,239

(a) Non-cash activities:

Purchase of property, plant and equipment	77	3	-	-
Issuance costs	127	-	-	-

The accompanying notes are an integral part of the financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) is incorporated in Israel. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells. On May 25, 2018 the Company established a US subsidiary, Cellect Biotech Inc. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the Nasdaq Capital Market. Each ADS represents 100 ordinary shares.

On September 5, 2017, the Company’s ordinary shares were voluntarily delisted from the Tel Aviv Stock Exchange (“TASE”). The ordinary shares of the Company continue to be listed on the Nasdaq Capital Market in the form of ADSs.

On May 16th, 2019 the company reported that it plans to explore strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that were evaluated included, but were not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets. On March 4, 2020 the company reported the signing of two Letters Of Intent ( LOIs), one is a strategic commercial agreement which is binding, subject to reaching definitive agreement, and the other is contemplating a full merger (for further details see Note 13 section 3 below).

On October 7, 2019, the Company, announced a 5:1 ratio changes of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from twenty (20) ordinary shares to one hundred (100) ordinary shares. The effective date anticipated for the ratio change is October 23, 2019.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the year ended December 31, 2019, the Company incurred a net loss of NIS 16,808 ($4,863) and had negative cash flows from operating activities of NIS 21,924 ($6,342). In addition, the Company had an accumulated deficit of NIS 100,864 ($29,185) at December 31, 2019. The Company’s management plans to seek additional equity financing.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2019, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain and motivate qualified personnel and develop strategic alliances. Although currently the company has sufficient funds to operate in the next 18 months, in order to reach profitability, the company will need to raise additional funds and there is no assurance that the company will be able to do so. See note 13 section 1 for funds raised in January 2020.

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:	GENERAL (Cont.)

Additional funds may not be available when the Company needs them, on terms that are acceptable to it, or at all. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company would be unable to continue as a going concern.

c.	The Company currently relies on a single source supplier for one of the components used for R&D. If the current supplier suffers a major natural or man-made disaster at its manufacturing facility, or if it were otherwise cease its supply, then this could result in further delays in the clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Company’s financial statements have been prepared on a cost basis, except for liability related to warrants that are measured at fair value through profit or loss.

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The presentation currency of the financial statements is the New Israeli Shekel (“NIS”).

The Company and its subsidiaries determine the functional currency of each entity, and this currency is used to separately measure each entity's financial position and operating results. The Company's functional currency is NIS.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss.

d.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2019 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2019 (U.S. $1.00 = NIS 3.456). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

e.	Cash and Cash equivalents:

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes

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

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Computers and Electronic Equipment	33
Laboratory and clinical experiments equipment	15
Leasehold improvements	(*)
Office furniture and equipment	7 - 15

(*)	Leasehold improvements are depreciated on a straight-line basis over the earlier of the lease term or the estimated useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

i.	Research and development expenses:

Research and development expenses are recognized in profit or loss when incurred. The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with the attached conditions. Government grants received from the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation are recognized upon receipt as a reduction in research and development expenses, as the Company evaluated that there is reasonable assurance that the Company will not be required to pay royalties, based on the best estimate of future sales using the original effective interest method.

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

The Company did not recognize any impairment of non-financial assets for any of the periods presented.

l.	Financial instruments:

Effective January 1, 2019, the Company adopted IFRS 9 “Financial Instruments.”

1.	Financial Assets

a)	Classification:

The financial assets of the Company are classified into the following two categories:

(i) financial assets at fair value through profit or loss, and (ii) financial assets at amortized cost. The classification is done on the basis of the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Financial instruments (Cont.):

1)	Financial assets at amortized costs:

Financial assets at amortized cost are assets held pursuant to a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the balance sheet date (in which case they are classified as non-current assets).

The Company’s financial assets at amortized cost are included in other receivables and bank deposits in the consolidated statements of financial position.

2)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are assets not measured at amortized cost in accordance with (1)(a) above. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current assets.

3)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to the Company or delivered by the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not recorded at fair value through profit or loss, except for trade receivables, which are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Financial assets at amortized cost are measured in subsequent periods at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the Statement of Comprehensive Loss under financial income or expenses.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Financial instruments (Cont.):

4)	Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost. At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. If the financial instrument is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition.

Prior to the effective date and adoption of IFRS 9, the financial assets of the Company were classified into the following categories: (i) financial assets at fair value through profit or loss, and (ii) loans and receivables. The classification depended on the purpose for which the financial assets were acquired. Also, prior to the adoption of IFRS 9, the Company assessed at December 31, 2018 whether there was any objective evidence that a financial asset or group of financial assets was impaired.

5)	Financial Liabilities:

a)	Financial liabilities at fair value through profit or loss

Warrants allotted to investors with a cashless exercise mechanism. In accordance with International Accounting Standard 32: “Financial Instruments: Presentation”, these warrants are classified as a “financial liability”. As the aforementioned liability is a non-equity derivative financial instrument, it is classified in accordance with IFRS 9 as a financial liability at fair value through profit or loss, which is measured at its fair value at each date of the balance sheet, with changes in the fair value carried to “profit from changes in fair value of warrants issued to investors” in the consolidated statement of loss and comprehensive loss.

b)	Financial liabilities at fair value through profit or loss

Trade payables and financial liabilities included in “other liabilities” are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Fair value measurement

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The following table presents the Quantitative disclosures of the fair value measurement hierarchy for the Group’s liabilities.

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(134)	(2,038)	(2,172)

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(1,816)	-	(1,816)

n.	Treasury shares

Treasury shares are measured at their acquisition cost and are presented as an offset against the Company’s equity. Any gain or loss deriving from the purchase, sale, issuance or cancellation of treasury shares is recognized directly in equity.

o.	Employee benefit liabilities:

The Group has several employees benefits plans:

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

p.	Share-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions and certain employees and other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company’s share price.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment transactions (Cont.):

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

r.	Leases:

The Company has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparative figures for the year ended December 31, 2018 reporting period, as permitted under the modified retrospective approach. Upon the initial adoption of the new standard the Company measured the right-of-use asset at an amount equal to the lease liability, as measured on the transition date. For additional information please see Note 4.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 3:	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS

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

The fair value of share-based transactions is determined upon initial recognition using acceptable option pricing models. The model is based on per-share price data and the exercise price and assumptions regarding expected volatility, expected life, expected dividend and risk-free interest rate.

NOTE 4:	ADOPTION OF NEW AND REVISED STANDARDS

Initial application of IFRS 16 Leases:

Effective January 1, 2019, the company has applied IFRS 16 Leases (as issued by the IASB in January 2016).

IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to lessee accounting by removing the distinction between operating and finance lease and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low value assets when such recognition exemptions are adopted.

The company has applied IFRS 16 in accordance with the cumulative catch-up approach using the practical expedient of calculating the liability based on the present value of the outstanding rentals and discounted on the incremental borrowing rate at the date of transition. The right of use asset was then set to equal the liability.

In applying IFRS 16 for the first time, the Company used the following practical expedient permitted by the standard:

Appling a single discount rate to a portfolio of leases with reasonably similar characteristics;

Accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases;

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made by applying IAS-17 and IFRIC-4 to determining whether an arrangement contains a lease.

Through the end of the 2018 financial year, the leases of offices and vehicles by the Company were classified as operating leases and payments made were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, the leases are recognized as right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the relative liability and financial cost. The financial cost is charged to profit or loss under Financial Expenses over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:	ADOPTION OF NEW AND REVISED STANDARDS (Cont.)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments (including in-substance fixed payments) and variable lease payments which are based on an index or a rate. Variable lease payments were not significant for the period.

The lease payments are discounted using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The company re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is re-measured by discounting the revised lease payments using a revised discount rate.

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is re-measured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is re-measured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Right-of-use assets are measured at cost, being the amount of the initial measurement of the lease liability and are subsequently measured at cost less accumulated depreciation and impairment losses.

The company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:	ADOPTION OF NEW AND REVISED STANDARDS (Cont.)

Leases (Group as a lessee)

Disclosure required by IFRS 16

Right-of-use assets

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2019	1,317	297	1,614
Deductions during the year	-	146	146

Balance as of December 31, 2019	1,317	151	1,468

Accumulated Depreciation

Balance as of January 1, 2019	-	-	-
Additions during the year	329	104	433
	329	104	433

Balance as of December 31, 2019	988	47	1,035

Balance as of December 31, 2019 (convenience translation into U.S. dollars (Note 2d))	286	13	299

The company leases include offices and vehicles under operating lease. The average lease term is 3 years.

Impact on the comprehensive loss for the year

		Convenience
		translation (Note 2d)
	December 31,	December 31,
	2019	2019
	NIS	U.S. dollars

Interest expenses on lease liabilities	128	37
Expense relating to short-term leases	196	57
Depreciation of right-of-use asset	433	125

	757	219

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 4:	ADOPTION OF NEW AND REVISED STANDARDS (Cont.)

Lease liabilities

		Convenience
		translation (Note 2d)
	December 31,	December 31,
	2019	2019
	N I S	U.S. dollars

Non-current	677	196
Current	396	115

Total lease liabilities	1,073	311

Maturity analysis of lease liabilities

		Convenience
		translation (Note 2d)
	December 31,	December 31,
	2019	2019
	N I S	U.S. dollars

Year 1	435	126
Year 2	413	119
Year 3	320	93
Year 4	6	2

Total undiscounted cash payments	1,174	340

NOTE 5:	OTHER RECEIVABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Other receivables	30	9	3
Government authorities	186	258	75
Prepaid expenses	600	202	58

	816	469	136

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 6:	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2019

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2019	1,777	396	220	359	2,752
Additions during the year	108	-	-	15	123
Deductions during the year	-	-	(1)	(5)	(6)

Balance as of December 31, 2019	1,885	396	219	369	2,869

Accumulated Depreciation

Balance as of January 1, 2019	536	366	45	261	1,208
Additions during the year:	280	15	20	61	376
Deductions during the year	-	-	(*)	(3)	(3)

Balance as of December 31, 2019	816	381	65	319	1,581

Depreciated cost as of December 31, 2019	1,069	15	154	50	1,288

Depreciated cost as of December 31, 2019 (convenience translation into U.S. dollars (Note 2d))	309	4	45	15	373

Balance as of December 31, 2018:

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2018	1,250	384	171	295	2,100
Additions during the year	527	12	49	64	652

Balance as of December 31, 2018	1,777	396	220	359	2,752

Accumulated Depreciation

Balance as of January 1, 2018	302	241	31	182	756
Additions during the year:	234	125	14	79	452

Balance as of December 31, 2018	536	366	45	261	1,208

Depreciated cost as of December 31, 2018	1,241	30	175	98	1,544

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 7:	OTHER PAYABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Employees and payroll accruals (*)	2,317	877	254
Accrued expenses	1,499	2,025	586
Other	196	178	51

	4,012	3,080	891

(*)	Balance includes related parties (The Company’s CEO and the Chairman of the Board of Directors).

NOTE 8:	EQUITY

a.	Changes in share capital:

Number of
Shares (issued and outstanding)

Balance as of January 1, 2018	(*) 120,185,659

Issuance of shares and warrants	9,696,960
Exercise of share options	310,180
ADS granted	222,000

Balance as of December 31, 2018	(*) 130,414,799

Issuance of shares and warrants (see Note 8.5)	93,673,000

Balance as of December 31, 2019	(*) 224,087,799

(*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	In February 2016, the Company completed a private placement of shares and warrants for a total of approximately NIS 8,000 and issued 5,783,437 ordinary shares as well as 1,927,801 unlisted warrants exercisable for a period of 12 months, at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included related parties and an officer of the Company. On May 16, 2016, the Company’s shareholders, at a general meeting, approved the participation of the controlling shareholder and Chairman of the Board, Nuriel Kasbian Chirich, in the private placement, and accordingly he was allotted 287,769 shares and 95,923 unlisted warrants of the Company on the same terms as the rest of the offerees. On January 9, 2017, the Company’s shareholders, at general meeting of the Company’s shareholders, approved the extension of the exercise period of the warrants until March 7, 2018. At March 7, 2018 the unlisted warrants expired.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:	EQUITY (Cont.)

2.	On July 28, 2016, the Company completed a US initial public offering (the “IPO”) of 1,292,308 ADSs and listed warrants to purchase 969,231 ADSs (the “Listed Warrants”) at a combined price to the public of $6.50 resulting in gross proceeds of NIS 32,107, (NIS 25,820 net of all issuance costs, including share-based awards granted). An amount of NIS 23,269 out of the consideration was related to the ADSs and classified as equity component, while an amount of NIS 3,173 was related to the fair value of the Listed Warrants and was classified as a liability. Issuance costs amounting to NIS 622 associated with the issuance of the Listed Warrants and have been recognized as finance expenses.

Each Listed Warrant is exercisable into one ADS, for a period of five years at an exercise price of US$7.50 per warrant. Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the Listed Warrants were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IFRS 9.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 193,846 additional ADSs at a price of US$6.038 per ADS and/or additional Listed Warrants to purchase 145,385 ADSs, on the same terms as the warrants issued to the public, at a price of US$0.007 per warrant. The underwriters partially exercised the over-allotment option resulting in the issuance of 65,890 Listed Warrants. The option to the Underwriters was recognized as a share-based payment transaction in accordance with IFRS 2 and was netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 77,538 ADSs at an exercise price of $8.80 per warrant and exercisable for a period of four years. The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost. On April 4, 2017, underwriters’ warrants to purchase 61,487 ADSs were exercised.

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

The placement agent warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:	EQUITY (Cont.)

4.	On January 31, 2018, the Company sold to certain institutional investors an aggregate of 484,848 ADSs and 266,667 unregistered warrants to purchase 266,667 ADSs in a registered direct offering at $8.25 per ADS in which it raised gross proceeds of NIS 13,620 (NIS 11,865 net of all issuance costs in the amount of NIS 1,755, including share-based awards granted). An amount of NIS 10,024 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,113 related to the fair value of the warrants, calculate by the Black–Scholes model, to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 272 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants may be exercised for one year from issuance and have an exercise price of $12.00 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. As part of the issuance costs, the Company paid approximately $323 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 24,242 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.31 per ADS. On January 30, 2019 all the investor warrants and the placement agent warrants were expired.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IFRS 9.

The placement agent warrants were classified as a share-based payment transaction in accordance with IFRS 2 and was netted off the total consideration as issuance cost.

5.	On February 12, 2019, the Company sold to certain institutional investors an aggregate of 1,889,000 units, each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,650 pre-funded units, each consisting of (i) one prefunded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded unit. In connection with the offering, the company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, the company issued 2,444,650 ADSs upon exercise of pre-funded warrants. The company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted). An amount of NIS 13,505 out of the consideration was related to the ADSs and classified as equity component, while an amount of NIS 8,999 was related to the fair value of the non-tradable Warrants and was classified as a liability.

Since the warrant exercise price is in US dollars, which is not the Company’s functional currency, the unregistered warrants to purchase ADS were classified as a financial liability at fair value and are marked to market through profit or loss in accordance with IFRS 9.

The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $1.5 per warrant and exercisable for a period of five years. The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:	EQUITY (Cont.)

b.	Rights related to ordinary shares

All ordinary shares shall have equal rights and each ordinary share shall entitle the holder the following rights:

1.	The right to receive notices of any general meeting of shareholders, to participate in meetings and vote on any matter raised in the meeting. Each ordinary share entitles its holder to one vote.

2.	The right to participate in any distribution by the Company to its shareholders and receive dividends and / or bonus shares, if distributed in accordance with the Company articles of association.

3.	The right to participate at the time of liquidation of the Company, in the distribution of the Company’s assets permitted to be distributed in proportion to the number of shares allocated and the degree of repayment by the shareholders, if not fully paid, and subject to the provisions of the articles of association of the Company and without prejudice to existing rights of shareholders of any kind.

NOTE 9:	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers and service providers of the Company.

On June 20, 2019, the board of directors approved an increase to the Company’s option pool of 20,000,000 options. As a result, the Company has a total of 37,100,000 options in the pool.

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

During January 2018, 310,180 options were exercised into 310,180 ordinary shares by the Company’s former Deputy CEO and CFO. The remaining 297,420 options expired on February 28, 2018.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	SHARE-BASED COMPENSATION (Cont.)

c.	Details on share-based payment for service providers:

1.	On November 26, 2018 the Company issued 9,000 ADSs to a consultant. On November 12, 2018, the board of directors approved the issuance of ADSs.

2.

On December 2, 2018 the Company issued 2,100 ADSs to a consultant. On November 12, 2018, the board of directors approved the issuance of ADSs. In addition, the Company issued warrants to purchase 4,500 ADSs exercisable at $4.803 per ADS for one year from the agreement date and are fully vested from the issuance date. On November 14, 2019 all the warrants were expired.

3.	On May 20, 2019 the board of directors approved to a consultant a grant of 672,264 warrants, exercisable for 672,264 ADSs of the Company at an exercise price of USD 0.01 per ADS.

d.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Research and development	1,940	807	513	148
General and administrative	3,444	3,730	2,195	636

Total share-based compensation	5,384	4,537	2,708	784

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	SHARE-BASED COMPENSATION (Cont.)

e.	Activity during the year:

The table below includes the number of share options, and the weighted average of their exercise prices:

	2018		2019
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		NIS		NIS

Outstanding at beginning of year	10,752,668	1.18	13,014,147	1.18
Options exercised for shares	(310,180)	1.29	-	-
Options forfeited	(170,375)	1.34	(4,556,865)	0.70
Option Expired	(693,756)	1.39	(671,438)	1.21
Granted	3,435,790	1.21	14,307,660	0.12

Outstanding at end of year	13,014,147	1.18	22,093,504	0.59

f.	The following table summarize information about the Company’s outstanding and exercisable options granted to employees and consultants as of December 31, 2019:

Exercise price (Range)	Options outstanding as of December 31, 2019	Weighted average remaining contractual term	Options exercisable as of December 31, 2019	Weighted average remaining contractual term
		(years)		(years)
0.001 - 1.35	19,817,294	8.5	11,905,177	8.1
1.35 - 1.8	2,060,210	6.0	1,609,061	5.4
1.8 - 2.1	216,000	5.6	216,000	5.6
	22,093,504	8.2	13,730,238	7.8

g.	Measuring the fair value of share options settled by equity instruments:

The Company measures the fair value of the options under the Black-Scholes model. Fair values were estimated using the following assumptions for the years ended December 31, 2018 and 2019, is as follows:

	2018	2019

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	59.23%-84.66%	77.75%
Risk-free interest rate (%)	1.86%-3.19%	2.14%
Expected life of share options (years)	1-10	10

Based on the assumptions above, the fair value of options granted in the years 2018-2019 was NIS 4,676,895 at the grant date.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	SHARE-BASED COMPENSATION (Cont.)

The determination of the grant date fair value of options using an option pricing model (the Company utilizes the Black-Scholes model) is affected by estimates and assumptions regarding several complex and subjective variables. These variables include the expected volatility of the Company’s share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

1.	The expected share price volatility is based on the historical volatility in the trading price of the Company’s ordinary shares as well as comparable companies on the benchmarks of related companies.

2.	The expected term of options granted is based upon the contractual life of the options and represents the period that options granted are expected to be outstanding.

3.	The risk-free interest rate is based on the yield from government bonds with a term equivalent to the contractual life of the options.

4.	The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

NOTE 10:	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 23% in 2019, 23% in 2018, and 24% in 2017

A company incorporated in the U.S. - weighted tax rate of about 21% (Federal tax, State tax and city tax of the city where the company operates).

Cellect Biotech Inc is subject to the U.S. federal tax reform (Tax Cuts and Jobs Act of 2017).

b.	Final tax assessments:

The Company and its subsidiary received final tax assessments through tax years 2012.

In 2018, the Company received final tax assessments for the years 2013-2016 following an audit of the income tax of ITA.

c.	Net operating carry forwards losses for tax purposes and other temporary differences:

As of December 31, 2019, the Company had carried forward operating losses amounting to approximately NIS 79,263.

The Company did not recognize deferred tax assets for carry forward operating and capital losses and other temporary differences because their utilization in the foreseeable future is not probable.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 11:	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Commitments

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

The future minimum lease fees payable as of December 31, 2019 are NIS 376, NIS 376, NIS 297 for the years 2020, 2021 and 2022 respectively.

The Company has entered into operating lease agreements for vehicles. These leases have an average life of three years with no option to extend the contract. The Company has the right to terminate the agreement before the end of the three years and will be required to pay an early termination penalty of between one to three months of the lease.

The future minimum lease fees payable as of December 31, 2019 are NIS 58, NIS 38, NIS 23, NIS 6 for the years 2020, 2021, 2022 and 2023 respectively.

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

The Company provided a NIS 51 restricted bank deposit to secure credit card payments.

The Company provided a NIS 163 restricted bank deposit to secure the rent payment.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 12:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related party balances

					Convenience translation (Note 2d)
	December 31				Year ended December 31,
	2018		2019		2019
	Key management personnel	Other related parties	Key management personnel	Other related parties	Key management personnel	Other related parties
	NIS				U.S. Dollars

Other payables	687	848	415	108	120	31

	687	848	415	108	120	31

The other payables include annual gross salaries, compensation, share based payment and accrued vacation.

b.	The directors and senior managers of the Company are entitled, in addition to salary, to non-cash benefits (such as a car, medical insurance, etc.).

Benefits for employment of key management personnel (including directors) employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2017		2018		2019		2019
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars
Short-term employee benefits	5	7,816	8	8,790	4	5,190	1,502

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 12:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Benefits for employment of key management personnel (including directors) that are not employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2017		2018		2019		2019
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars

Directors’ fees	8	682	7	1,027	7	636	184

	8	682	7	1,027	7	636	184

d.	Transactions with related parties:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2017		2018		2019		2019
	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties

Research and development expenses	634	2,661	2,107	913	1,326	-	384	-
General and administrative expenses	2,014	2,507	2,254	3,517	2,560	1,304	741	377

	2,648	5,168	4,361	4,430	3,886	1,304	1,125	377

The transactions with related parties include annual gross salaries, compensation and share based payment.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:	SUBSEQUENT EVENTS

1.	On January 7, 2020, the Company entered into Securities Purchase Agreements with certain institutional investors providing for the issuance of an aggregate of 1,000,000 American Depositary Shares (the “ADSs”) each representing 100 of the Company’s ordinary shares in a registered direct offering at a purchase price of $3.00 per ADS, resulting in gross proceeds of approximately NIS 10,410 (NIS 9,115 net of all issuance costs).

2.	On January 9, 2020, Mr. Kasbian Nuriel Chirich, chairman of the board of directors notified the Company that he resigns from his position as the Company’s chairman of the board as well as director. The Board of Directors elected Mr. Nahmias as a director and to serve as Chairman of the Board of Directors.

3.	On March 4, 2020, the Board of Directors approved commercial Letter Of Intent (LOI) with Canndoc Ltd (“Canndoc”), a wholly owned subsidiary of Intercure Ltd. (“Intercure”). The Company will acquire from Canndoc all rights to the use of Canndoc’s products for the reduction of opioid usage, including accumulated data, as well as on-going and pipeline of clinical trials. In addition, Canndoc will supply to the Company, over the course of the next five years, with a minimum of 6 tons of GMP pharma grade cannabis products with a value of $18 million USD. The Company will have the option to extend the agreement for an additional period of 5 years, until 2029. The products will be distributed and sold on behalf of Cellect by Canndoc’ s existing distribution channels. The comapny will issue to Canndoc 1,023,720 American Depositary Receipts (“ADRs”) representing 19% of Cellect’s share capital on partially diluted basis. In addition to the strategic commercial agreement, the companies are considering expanding their collaboration and have signed a non-binding LOI for a full merger. Under preliminary details, the Company will acquire from Intercure all of Canndoc’s outstanding shares, in exchange for additional Cellect ADRs to be in total approximately 95% (approximately 93% on a fully diluted basis) of the merged company. The proposed merger is subject to definitive agreement, Board approval and customary closing conditions, including the approval of the IMCA (Israeli Medical Cannabis Agency) and Cellect’s shareholders. The parties aim to close such transaction in 2020. The parties agreed to act jointly in order to fulfill all the requirements to enable the Company to continue to trade on the NASDAQ and, for this purpose, Intercure has committed to invest a cash sum of at least $3 million USD in any public offering that Cellect may undertake, at a price of not less than $4.50 USD per ADR.

4.	In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries, and infections have been reported globally. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In addition, several countries have imposed travel bans in response to the outbreak. To date, the pandemic and governmental responses have hampered our ability to enroll patients and conduct clinical trials. The extent to which the pandemic and governmental responses will continue to affect our ability to conduct clinical trials and otherwise affect our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information which may emerge concerning the severity of the coronavirus, and the actions to contain the coronavirus or treat its impact, among others. However, the continued spread of the coronavirus globally and governmental actions to contain it could adversely affect our operations. In particular, we may not be able to conduct clinical trials, because of difficulty in recruiting patients, obtaining Fas ligand and other raw materials we use in clinical trials, finding facilities in which to conduct clinical trials, enter into, or continue collaboration in, strategic relationships, and/or obtain sufficient additional sufficient funds to finance our operations, any of which could materially and adversely affect our business.