Form 20-F/A
period 2019-12-31
Cellect Biotechnology Ltd.
filed 2020-08-04
CIK 1671502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐                   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2020. The purpose of this Form 20-F/A is to add to the Annual Report the Report of Korst Forer Gabbay & Kasierer, Certified Public Accountants, on our consolidated financial statements as of December 31, 2017 and 2018, and for each of the years then ended, which report was inadvertently omitted from the Annual Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report and with our filings made with the SEC subsequent to April 3, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CELLECT BIOTECHNOLOGY LTD.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

Date: August 4, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

Cellect Biotechnology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cellect Biotechnology Ltd. and its subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor since 2011.

In January 2020 we became the predecessor auditor.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 3, 2020	A Member of Ernst & Young Global

3