Form 20-F
period 2020-12-31
Cellect Biotechnology Ltd.
filed 2021-03-29
CIK 1671502

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 390,949,079 ordinary shares.

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

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2020 are translated using the rate of NIS 3.215 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2020; U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2019 are translated using the rate of NIS 3.456 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2019; and U.S. dollar translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2018 are translated using the rate of NIS 3.748 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2018.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated statement of financial position data at December 31, 2018, and 2019, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2016 and 2017, and the selected consolidated statement of financial positiondata as of December 31, 2016, 2017 and 2018, have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements.

Consolidated Statements of Comprehensive Loss Data

						Convenience translation (2)
	Year ended December 31,					Year ended December 31,
	2016	2017	2018	2019	2020	2020
	NIS in thousands except shares and share data					U.S. dollars in thousands
Research and development expenses, net	8,256	11,503	13,513	12,122	5,883	1,830
General and administrative expenses	7,968	12,930	15,734	10,210	8,111	2,523
Other income	(280)	-	-	-	-	-
Total operating expenses	15,944	24,433	29,247	22,332	13,994	4,353
Operating loss	15,944	24,433	29,247	22,332	13,994	4.353
Financial income	(660)	(101)	(9,154)	(6,993)	-	-
Financial expenses	33	3,892	20	1,469	4,083	1,270
Net loss	15,317	28,224	20,113	16,808	18,077	5,623
Total comprehensive loss	15,317	28,224	20,113	16,808	18,077	5,623

Loss per share
Basic and diluted loss per share (1)	0.168	0.252	0.155	0.079	0.049	0.015
Weighted average number of shares outstanding used to compute basic and diluted loss per share	91,128,516	111,968,663	129,426,091	212,642,505	368,078,786	368,078,786

Consolidated Statement of Financial Position Data

						Convenience translation (2)
	Year ended December 31,					Year ended December 31,
	2016	2017	2018	2019	2020	2020
	NIS in thousands					U.S. dollars in thousands
Cash and cash equivalents	6,279	13,734	17,809	18,106	16,964	5,277
Short term deposits	19,660	-	-	-	-	-
Marketable securities	4,997	13,999	-	-	-	-
Other receivables	1,461	818	816	469	284	88
Restricted cash	140	305	337	328	322	100
Right of use - Assets under operating lease	-	-	-	1,035	705	219
Other long-term receivables	-	173	132	94	72	22
Property, plant and equipment	1,373	1,344	1,544	1,288	1,232	384
Total assets	33,910	30,373	20,638	21,320	19,579	6,090
Trade payable	1,401	1,703	887	158	389	121
Other payables	2,084	2,396	4,012	3,080	2,228	693
Warrants to ADS	1,938	7,422	1,816	2,172	1,222	380
Leases liabilities	-	-	-	1,073	760	237
Total liabilities	5,423	11,521	6,715	6,483	4,599	1,431
Loan from controlling shareholder	-	-	-	-	-	-
Total shareholders’ equity	28,487	18,852	13,923	14,837	14,980	4,659

(1)	Data on diluted loss per share were not presented separately in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2020 at the rate of one U.S. dollar to NIS 3.215.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our wholly owned subsidiary commenced operations developing our functional stem cell selection ApoGraft technology in 2011. As such, we have a limited operating history and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including a lack of operating history. We cannot be certain that our business strategy will be successful or that we will be solvent at any particular time. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. If we fail to address any of these risks or difficulties adequately, our business will likely suffer. Because of the numerous risks and uncertainties associated with developing and commercializing our ApoGraft technology, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of procedures and products in the medical, cell therapy, biotechnology and biopharmaceutical industries. We may never successfully commercialize ApoGraft and our business may fail.

We have a history of losses and can provide no assurance of our future operating results.

Since 2011, we have been focused on research and development activities with a view to developing ApoGraft. We have financed our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE and also on the Nasdaq) and have incurred losses in each year since our inception. We have historically incurred substantial net losses, including net losses of approximately NIS 18.1 million ($5.6 million) in 2020, approximately NIS 16.8 million ($4.9 million) in 2019, NIS 20.1 million ($5.9 million) in 2018, and NIS 28.2 million ($8.2 million) in 2017. As of December 31, 2020, we had an accumulated deficit of approximately NIS 118.9 million ($37.0 million). We do not know whether or when we will become profitable. To date, we have not commercialized our technology or generated any revenues and accordingly we do not have a revenue stream to support our cost structure. Our losses have resulted principally from costs incurred in development and discovery activities. The opinion of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2020 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	initiate and manage preclinical development and clinical trials for ApoGraft;

●	implement internal systems and infrastructures;

●	seek to license additional technologies to develop;

●	hire management and other personnel; and

●	move towards commercialization.

We will need significant additional capital, which we may be unable to obtain. If we are unable to raise capital, we will be forced to reduce or eliminate our operations.

As of December 31, 2020, we had approximately NIS 17.0 million ($5.3 million) in cash and cash equivalents, a working capital of NIS 14.3 million ($4.4 million) and an accumulated deficit of NIS 118.9 million ($37.0 million). We will need to raise significant additional capital, in one or more financings, and if we are unable to obtain additional sufficient financing, we will be forced to reduce the scope of, or eliminate our operations which would have a materially adverse effect on our business and results of operations.

Since our inception, most of our resources have been dedicated to the development of ApoGraft. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing ApoGraft. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of ApoGraft and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for ApoGraft or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology.

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

Risks Related to Product Development and Regulatory Approval

Our business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact our business.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, have implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business.

Combating the pandemic, Bone marrow transplantations have been modified to reduce the risk of infecting the patients. In those clinical circumstances, we were unable to recruit patents to the Israeli and US trial Moreover, as a result of COVID-19 pandemic, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and the continuous operations of the company. In addition, the COVID-19 pandemic has resulted in logistical challenges including availability of materials required for our R&D activities, complete arrest in recruiting patients to our ongoing Israeli trial and delay of the initiation of our IND approved trial in Washington University. It further slowed business interactions started late 2019 around the business potential of our ApoGraft product manufacturing scale-up and automation. The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, the impact of new virus mutations, and the actions that may be required to contain the pandemic or treat its impact.

Our product development program is based on a novel functional stem cell selection technology platform and is inherently risky.

We are subject to the risks of failure inherent in the development of products based on new technologies. The novel nature of our ApoGraft technology creates significant challenges in regard to product development and optimization, manufacturing, government regulation, third-party reimbursement, and market acceptance, which makes it difficult to predict the time and cost of any product development and subsequently obtaining regulatory approval. These challenges may prevent us from developing and commercializing products on a timely or profitable basis or at all.

Our ApoGraft technology is in an early stage of discovery and development, and we may fail to develop any commercially acceptable or profitable products.

We are concentrating our efforts on developing our first line of products, which is based on our ApoGraft technology, to improve the safety and efficacy of allogeneic HSCT. To date, we are conducting clinical trials to ascertain our product’s safety and tolerability. As such, we have yet to ascertain our products efficacy to approval for marketing, and our future success depends on the successful proof of concept of ApoGraft. There can be no assurance that any development problems we experience in the future related to our technology platform will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing ApoGraft on a timely or profitable basis, if at all. Our products are not expected to be commercially available for several years, if at all.

Future results released from our ongoing clinical trials may differ materially from interim or pre-clinical trial results.

Clinical trials are inherently risky and may reveal that ApoGraft is ineffective, unsafe or has unanticipated interactions that may significantly decrease trial success. Our pre-clinical trial results and our interim results of our ongoing clinical trials of ApoGraft or any other interim results may differ materially from final results and do not necessarily predict favorable final results.

We may face numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent commercialization of ApoGraft. These clinical trials could be affected by negative or inconclusive trial results, unexpected delays, unanticipated patient drop-out rates or adverse side effects and future actions by regulatory authorities or additional expenses.

Clinical trials necessary to demonstrate proof of concept of ApoGraft are expensive and could require the enrollment of large numbers of suitable patients, who could be difficult to identify and recruit. Delays or failures in any necessary clinical trials could prevent us from commercializing ApoGraft and could adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to demonstrate proof of concept of ApoGraft , or additional safety and efficacy data that the FDA may require for any new specific indications of our technology that we may seek, are time consuming and expensive with an uncertain outcome.

Conducting successful clinical trials could require the enrollment of large numbers of patients, and suitable patients could be difficult to identify and recruit. To date, we have experienced delays in our ongoing Phase I/II clinical study in Israel and our Phase I clinical study in Washington University largely related to arrest of recruitment due to the COVID-19 pandemic. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators and support staff, the proximity to clinical sites of patients that are able to comply with the eligibility and exclusion criteria for participation in the clinical trial, and patient compliance. For example, patients could be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product candidates or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to our product candidates.

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

Even if any clinical trial that we need to undertake is completed as planned, we cannot be certain that its results will support our product candidate claims or any new indications that we may seek for our products or that the FDA or foreign authorities will agree with our conclusions regarding the results of those trials. The clinical trial process may fail to demonstrate that our products or a product candidate is safe and effective for the proposed indicated use, which could cause us to stop seeking additional clearances or approvals for our products, or abandon our ApoGraft technology. Any delay or termination of our clinical trials will delay the filing of our regulatory submissions and, ultimately, our ability to commercialize a product candidate. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

We might be unable to develop product candidates that will achieve commercial success in a timely and cost-effective manner, or ever.

Even if regulatory authorities approve our technology and products we develop, they may not be commercially successful. The products we develop may not be commercially successful because government agencies and other third-party payors may not cover the products or the coverage may be too limited to be commercially successful; physicians, researchers and others may not use or recommend our products, even following regulatory approval. A product approval, assuming one issues, may limit the uses for which the product may be distributed thereby adversely affecting the commercial viability of the products. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency( EMA) , or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that at least some of our product candidates will be expensive, if approved. Demand for any product we develop for which we obtain regulatory approval or license will depend largely on many factors, including but not limited to the extent, if any, of reimbursement of costs by government agencies and other third-party payors, pricing, the effectiveness of our marketing and distribution efforts, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If physicians, government agencies and other third-party payors do not accept our products, we will not be able to generate significant revenue.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our products in those jurisdictions.

We intend to seek regulatory approval for our technology and products in a number of countries outside of the United States and expect that these countries will be important markets for our products, if approved. Marketing our products in these countries will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The regulations that apply to the conduct of clinical trials and approval procedures vary from country to country and may require additional testing. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market.

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

Although we believe that our ApoGraft technology has broad range of applications, because we have limited financial and managerial resources, we are currently focused on clinical trials to prove the product safety and efficacy while scaling up the ApoGraft process in order to demonstrate commercial viability. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We will need to outsource and rely on third parties for the clinical development and manufacture, sales and marketing of our current product candidates or any future product candidates that we may develop, and our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We do not have the required financial and human resources to carry out on our own all the preclinical and clinical development for our current technology and products or future products, and do not have the capability and resources to manufacture, market or sell our current future products candidates that we may develop. Our business model calls for the partial or full outsourcing of the clinical and other development and manufacturing, sales and marketing of our product candidates in order to reduce our capital and infrastructure costs as a means of potentially improving our financial position. Our success will depend on the performance of these outsourced providers. In particular, as a result of the COVID-19 pandemic, the continued spread of the COVID-19 pandemic could result in the inability of our providers to adequately perform on a timely basis or at all. If such providers fail to perform adequately, our development of product candidates may be delayed and any delay in the development of our product candidates would have a material and adverse effect on our business prospects.

If we or our contractors or service providers fail to comply with regulatory laws and regulations, we or they could be subject to regulatory actions, which could affect our ability to develop, market and sell our product candidates and any other or future product candidates that we may develop and may harm our reputation.

If we or our manufacturers or other third-party contractors fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to regulatory actions, which could affect our ability to develop, market and sell our product or any future product candidates under development successfully and could harm our reputation and lead to reduced demand for or non-acceptance of our proposed product candidates by the market. Even technical recommendations or evidence by the FDA through letters, site visits, and overall recommendations to academia or biotechnology companies may make the manufacturing of a product extremely labor intensive or expensive, making the product candidate no longer viable to manufacture in a cost efficient manner. The mode of administration may make the product candidate not commercially viable. The required testing of the product candidate may make that candidate no longer commercially viable. The conduct of clinical trials may be critiqued by the FDA, or a clinical trial site’s Institutional Review Board or Institutional Biosafety Committee, which may delay or make impossible clinical testing of a product candidate. The Institutional Review Board for a clinical trial may stop a trial or deem a product candidate unsafe to continue testing. This may have a material adverse effect on the value of the product candidate and our business prospects.

Disruptions in our supply chain could delay any preclinical or clinical trials and the commercial launch of our product candidates.

Any significant disruption in our supplier relationships could harm our business. We currently rely on a single source supplier for the apoptotic inducing signal, Fas ligand, or FasL, that we use, and we may rely on a limited number of suppliers for other raw material we use. There can be no assurance that we will not experience delays in supply of FasL in the future. If our current supplier or any other supplier suffers a major natural or man-made disaster at its manufacturing facility, or if they otherwise cease to supply to us, then this could result in further delays in our clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified. With respect to other raw materials for the ApoGraft technology platform, products, although alternative sources of supply exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. If our manufacturers or we are unable to purchase any key materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

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

Our senior management and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Dr. Shai Yarkoni, our Chief Executive Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical and management personnel, among others, to continue the development and commercialization of our current and future products. As of the date of this update, we do not have key-man insurance on any of our officers or consultants.

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

If our competitors develop and commercialize products faster than we do or develop and commercialize products that are superior to our ApoGraft technology, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the field of regenerative medicine is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaboration;

●	license proprietary technology that is competitive with ApoGraft technology platform and products;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

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

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize our ApoGraft technology. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting any future clinical trials of our current or future technology and products . A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. Our planned insurance coverage may only mitigate a small portion of a substantial claim against us. In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage us.

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

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our technology, products or any future product candidate. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to develop technology that is similar to our technology, products or any future product candidate, but that is not covered by the claims of the patents that we own;

●	we or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

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

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operations expenses are in the U.S. dollar and Euro. As a result, we are exposed to some currency fluctuation risks. . For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2018, 2019, or 2020 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operations expenses are in the U.S. dollar and Euro. As a result, we are exposed to some currency fluctuation risks. For example, if the NIS strengthens against either the U.S. dollar or the Euro, our reported revenues in NIS may be lower than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition during 2018, 2019 or 2020 to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

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

As of March 12, 2021, we have 500,000,000 authorized ordinary shares, out of which 390,949,079 ordinary shares are outstanding (which excludes 2,641,693, shares held in treasury), 114,367,907 are reserved for future issuance under outstanding options and warrants and under our 2014 Cellect Option Plan. Any equity financing necessary in order to fund our operations may require us to increase our authorized share capital prior to initiating any such financing transaction. Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our authorized share capital, our ability to raise sufficient funds, if at all, might be adversely effected.

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

The market price for our ADSs and listed warrants is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the approvals necessary to commence clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the regenerative medicine or healthcare industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of our products that we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or the ADSs or the warrants are covered by analysts;

●	future issuances of ordinary shares, ADSs or warrants or other securities;

●	general market conditions and other factors, including factors unrelated to our operating performance, such as natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions; and

●	the other factors described in this “Risk Factors” section.

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

Our capital expenditures for December 31, 2020, 2019, 2018 and 2017 amounted to NIS 0.3 million (approximately $ 0.09 million), NIS 0.1 million (approximately $0.04 million), NIS 0.7 million (approximately $0.2 million), and NIS 0.3 million (approximately $0.09 million). Our purchases of fixed assets primarily include laboratory equipment used for the development of our clinical treatment. We financed these expenditures primarily from cash on hand.

B.	Business Overview

We are an emerging biotechnology company that has developed a novel technology and product known as ApoGraft that functionally selects cells in order to improve the safety and efficacy of regenerative medicine and cell therapies. We aim to become the standard enabling technology and products for the enrichment of the stem cell population for companies developing stem cell therapies, for physicians practicing regenerative medicine and for researchers and academia engaged in cell-based medicine and research.

We believe our innovative technology represents a potential breakthrough in the field of regenerative medicine by using functional selection of stem cells. Efficient selection enables retention of most of the desired cells from various starting bulk of cells populations while eliminating harmful cells in the final cell based products. Animal models suggest that this process results in dramatic decrease of toxicity coupled with the enrichment of the desired cell population.

Our ApoGraft technology takes advantage of a functional characteristic of cells relating to apoptosis. Apoptosis is the process of programmed cell death and is a vital part of physiological development and homeostasis of all organisms. Stem cells flourish in an environment where some differentiated cells die because their major role is reconstitution of damaged tissue. Stem cells are attracted to areas of cell death, areas typified by very high levels of apoptotic activity and apoptotic-inducing signals.

We are currently conducting two clinical trials of ApoGraft, a Phase I/II clinical trial in Israel and a Phase I clinical study in Washington University. In addition, we are in the process of scaling up our product manufacturing capabilities based on our ApoGraft technology.

In May 2020, we signed a development agreement with an international consortium to examine the therapeutic effects of ApoGraft treated stem cells on the reduction of pulmonary manifestations caused by COVID-19 The international consortium did not come to fruition and we intend to continue pushing our cell-based solution to COVID-19 manifestations in alternate paths.

ApoGraft is being tested for clinical use in allogeneic matched and half matched (Haploidentical) donors Hematopoietic Stem Cells Transplantation (HSCT) for the treatment of hematological malignancies (blood cancers such as leukemia and lymphoma). HSCT, also known as bone marrow transplantation, has for decades been curative for many patients with hematological malignancies. Clinical trials have shown that HSCT can also be used for other non-malignant indications (such as autoimmune diseases) but is rarely used due to severe toxicity. Application of allogeneic HSCT is limited by graft-versus-host-disease, or GvHD, a condition in which the transplanted immune cells (populating the graft in much higher numbers then the stem cells) recognize the host cells and organs as foreign and attack them. GvHD does not resolve by itself and is a major cause of transplant-related morbidity and mortality. Despite improvements in the outcome of HSCT over recent years through improved supportive care, infection control and use of reduced intensity and reduced toxicity conditioning regimens, HSCT is still associated with significant morbidity and mortality mainly due to GvHD, and as such HSCT is restricted to patients with life threatening advanced diseases. Due to non-efficient selection of stem cells for HSCT, the complex and expansive laboratory process performed using technologies currently available is able to reduce toxicity only at a significant tradeoff — failure of engraftment, graft rejection, cancer reoccurrence and high costs of treatment.

We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for ApoGraft in order to clinically validate that our technology can efficiently select stem cells resulting in eliminating harmful cells and their associated medical complications. We believe that demonstrating the safety of our technology for this indication will validate the use of ApoGraft for the treatment of other indications (e.g., nonmalignant bone marrow failure, solid organ transplantation and auto-immune diseases) and consequently for the adoption of ApoGraft by stem cell therapeutic companies, academia, researchers and others seeking to enrich their stem cell population. In that regard, we believe that after validation of our product’s safety profile, this may result in expediting further development of our technology for multiple indications before marketing approval is obtained. In addition, we believe such validation of our proof of concept will provide us with the opportunity to license our ApoGraft technology platform in the near term.

We have previously reported the development of an ApoTainer kit to market for HSCT as a medical device using para magnetic beads coated with our version of human FasL protein. The fact that all the process will be carried in a closed single compartment is expected to reduce the infrastructure needed today for bone marrow transplantation therefore supporting the expansion of bone marrow transplantation usage. We have achieved proof of concept for the described device but learned that the introduction of the magnetic beads is costly and does not improve dramatically the quality of the product. During this project we evaluated several off-the-shelf automated closed cell processing systems that were able to achieve such an aim upon introduction of our ApoGraft technology. A feasibility study conducted at the beginning of 2020 had verified this and a further analysis of development costs had concluded that this approach would help us bring ApoGraft manufacturing to clinical trials and later – to the market – in a faster and much cheaper way while achieving the target product. As mentioned above, we are currently improving our ApoGraft manufacturing process using an off-the-shelf closed automated cell washing and processing system, that we believe could result effort using only one technician and that may ultimately take ApoGraft manufacturing out of the clean room. These improvements are planned to be introduced in our clinical program. We believe these improvements make a paradigm shift in helping cell and gene therapy processes become more robust and reproducible.

In September 2017, we announced that the FDA granted orphan drug designation for ApoGraft for the prevention of acute and chronic GvHD in transplant patients. We plan in the future to apply for fast track and RMAT, which, if received, would result in a reduced cost of development and expedited marketing approvals, however there is no assurance that such designations will ever be obtained.

Our development efforts to date have primarily culminated in two studies performed on human HSCT grafts and a third study in the United States that began in October 2020. The first study commenced in 2015 and is ongoing. In this study we used small portions received under ethical committee approval from human donors to validate and optimize the process and show robustness and repeatability of the process. More than 200 ApoGraft samples were analyzed for the different effects on the various groups of cells (stem and mature immune) as well as their functional capabilities (such as migration, colony formation and anti-cancer activity). The samples represented 5% of a graft used for transplantation into patients. The grafts were processed in vitro and in vivo (mice) allowing stem cell production for transplantation using ApoGraft. The use of the ApoGraft in the pre-clinical setting resulted in a significant increase in the death of certain subpopulations of mature– tox eliciting- immune cells, primarily unique subsets of T Lymphocytes but also B and Myeloid cells, while preserving the T regulatory cells and even elevating their proportion in the graft, without compromising the quantity and quality of naive immune cells and stem cells. As mentioned above, this is an ongoing study that supports our ApoGraft technology and products development as well as current and future planned clinical studies.

The second study (ApoGraft01), which was initiated in the first quarter of 2017, is a Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that underwent our ApoGraft process and were transplanted into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 days from transplantation. As of the date of this annual report, 11 patients have been treated with ApoGraft in this study. The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial completed the 180-day study period with full safety and tolerability. Subsequently in March 2019, we reported mid-study data in which the first six patients completed 180 days following transplantation. At this time, all patients transplanted using the ApoGraft process were engrafted, time to engraftment was similar to the standard of care and no serious adverse events related to the ApoGraft process were reported. In August 2019, we reported results of the ninth patient who showed complete engraftment and had not demonstrated any procedure-related adverse effects. We have experienced delays in recruitment to the trial, in part due to the COVID-19 pandemic, and have been seeking throughout 2020 to recruit the patients to the final cohort for the trial. At this time, we do not know when we will complete recruitment and we are currently considering ending the trial, at which time we plan on releasing the full study results.

In October 2020, we initiated a Phase I open label clinical trial in the U.S. (ApoGraft02) in 18 patients to determine the safety and tolerability of functionally selected donor derived mobilized peripheral blood cells that underwent our ApoGraft process and were transplanted into patients with hematological malignancies in a haploidentical hematopoietic stem cell transplantation. The trial will enroll 18 patients and the primary end point of the study is overall incidence, frequency and severity of adverse events potentially related to ApoGraft at 180 and 360 days from transplantation. The trial is being conducted by bone marrow transplantation specialists at Washington University School of Medicine, a leading academic institution based in St. Louis, Missouri and is co-sponsored by the university and Cellect. Due to the COVID-19 pandemic, we have experienced delays in recruitment and have not recruited any patients to this trial. The PI and WU administration are actively looking to recruit the first patient and we believe this could happen in the H12021. If we will be able to have the safety data from the US patient and still not recruit the last patient in the Israeli trial we might decide to reduce costs by closing the Israeli trial and divest the resources to opening another US site or another US trial.

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

In October 2020, we entered into and commenced a collaborative development program with Sweden-based XNK Therapeutics, a pioneer in natural killer cell-based therapies. Under the terms of the agreement, we will help improve XNK Therapeutics’ technology platform, for targeting cancer across a wide range of indications. We expect to expand the business arrangement based on the outcomes of the ongoing studies at XNK Therapeutics. Our functional cell selection technology has the potential to significantly improve the consistency and manufacturing efficiency in autologous as well as future allogeneic transplantation.

Our Strategy

We have developed a novel technology, the ApoGraft technology, for the functional selection of adult cells. This technology is expected to improve the safety and efficacy of regenerative medicine and stem cell therapies by allowing a cost-effective method of achieving stem cells for any indication, in quality, quantity and competitive price. We aim to become the standard enabling technology for the enrichment of stem cells and manufacturing of any adult stem cells -based products for companies developing stem cell therapies and for researchers and academia engaged in adult stem cell research.

Key elements of our strategy to accomplish this objective include the following:

●	Achieve relatively quick validation of the use of ApoGraft in a clinical setting. We have chosen allogeneic HSCT for the treatment of hematological malignancies as our first target indication for our ApoGraft technology platform in order to clinically validate that our technology can efficiently select stem cells while eliminating harmful cells and consequently the medical complications such as GvHD. We believe hematopoietic cells transplantation to patients undergoing allogeneic HSCT can be dramatically improved. We believe that ApoGraft may significantly improve the therapeutic potential of allogeneic HSCT by addressing major complications that currently contribute to the high morbidity and mortality of the procedure. We believe that the concomitant reduction of toxicity of allogeneic HSCT will allow clinicians to undertake HSCT earlier in the blood cancer treatment routine. We believe our current clinical studies can be completed in approximately two years and that we will need only an additional pivotal study to approve ApoGraft for the market. However, there is no guarantee that the proposed pathway will be approved by the FDA or EMA, or that approval will occur as quickly as we hope, if at all. In addition, we believe that our product may achieve “regenerative medicine advanced therapy” and/or “breakthrough” designations with the FDA, enabling a fast-track review and approval process by the FDA. However, there is no assurance that such designations will ever be obtained. Typically, the validation process for regular clinical development for standard cell therapy can take between eight and ten years. In comparison to the typical validation process timeline, we believe our technology platform may complete the validation process relatively quickly.

●	Leverage our scientific, clinical and regulatory expertise to build and advance ApoGraft beyond the allogeneic HSCT setting. Based on the validation of our ApoGraft products for clinical use in the allogeneic HSCT setting, we intend to collaborate with other biotech companies to test the kit for other indications such as nonmalignant failures of the bone marrow (i.e. aplastic anemia), solid organ transplantation and auto-immune system disorders (such as Type 1 diabetes, Crohn’s disease, psoriasis, multiple sclerosis and lupus). We also intend to develop our ApoGraft technology platform for other sources of stem cells (e.g., cord blood and fat) and other types of stem cells — most notably mesenchymal and neural. We believe that by expanding the various applications, sources and types of stem cells that can be used with our technology, we will establish broad use of our ApoGraft technology platform We have suspended these expansion programs in order to reduce expenses, until further funding is available.

●	Build a diversified product portfolio. Beginning with the improvement of our ApoGraft manufacturing by introducing automation and shortening production time and cost, which we believe will also shorten the time to market, we intend to expand our product development and build a diversified product portfolio based on FasL functional selection technology for a broad spectrum of market segments, including production and research processes for stem cell based products and cell based therapies. The pipeline of products is designed to address different markets beyond the clinical use such as products for research purposes and tools for manufacturing facilities for cell therapies and especially adult stem cells.

●	Selectively engage in strategic partnerships that establish ApoGraft as the standard enabling technology for the enrichment of the stem cell population. We ultimately seek to collaborate with other companies engaged in developing stem cell therapies. By incorporating our ApoGraft technology into their manufacturing process we believe we will be able to significantly reduce their cost of manufacturing while improving the end products. As we believe our ApoGraft technology will significantly increase the yields of the first step of manufacturing (harvesting the stem cells) from any source of stem cells (i.e. blood, bone marrow, fat) and will result in a more purified bulk of stem cells, the next steps needed to reach the final products will be shorter, more efficient, less costly and result in a better product.

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

Over the past number of years, cell therapies have been in clinical development to attempt to treat an array of human diseases. The use of autologous (self-derived) cells to create therapies directed against tumor cells in the body has been demonstrated to be effective and safe in clinical trials. Dendreon Corporation’s Provenge therapy for prostate cancer received FDA approval in early 2010. Since then, there have been several additional approvals including, Cleveland Cord Blood Center which received approval for Clevecord in 2016 indicated for use in unrelated donor hematopoietic progenitor cell transplantation procedures, and Kite Pharma which received in 2017 approval for its CD19-directed genetically modified autologous T cell immunotherapy indicated for the treatment of adult patients with relapsed or refractory large B-cell lymphoma. Kite Pharma was subsequently purchased by Gilead Sciences for $11.9 billion. In 2018, Novartis launched Kymria - the first CAR-T cells product approved by the FDA and Tigenix received EMA approval for Alofisel, a stem cell therapy for Crohn’s disease. Takeda Pharmaceutical completed the acquisition of Tigenix in 2018 for approximately $600 million. Early research on the effect of FasL on the manufacturing of CAR-T cell batches has been performed and beneficial effects have been found.

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

Our first target market for our ApoGraft products is allogeneic HSCT for hematological malignancies. According to the Center for International Blood & Marrow Transplant Research, over 8,000 allogeneic HSCTs were performed in the United States in 2015. A 2013 survey conducted by the European Group for Bone Marrow Transplantation in 48 countries (39 European and 9 affiliated) showed that over 10,500 allogeneic HSCTs were performed for leukemia and for lymphoma. We believe that beyond the value of proving and validating our technology platform, these numbers represent a substantial market opportunity for us to prove the benefits of our ApoGraft technology platform.

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

The ApoGraft Process

To achieve functional selection of stem cells utilizing our ApoGraft technology, we have developed ApoGraft product, which is intended for patients with hematological malignancies receiving a transplant of allogeneic, mobilized peripheral blood hematopoietic stem and progenitor cells. ApoGraft is manufactured from mobilized peripheral blood cells, or MPBC, collected via apheresis following granulocyte-colony stimulating factor (G-CSF) administration to matched related and haplo identical donors. The ApoGraft is comprised of MPBCs that have undergone negative selection of potential host-reactive donor T-cells that are sensitive to apoptotic signals by ex-vivo incubation with a recombinant form of human FasL.

The apoptotic inducer used in our ApoGraft is based on a hexamer of human FasL protein. FasL, also known as CD95L, is a type-II transmembrane protein that belongs to the tumor necrosis alpha family. The binding of FasL with its receptor induces in mature cells apoptosis (programmed cell death) that plays an important role in the development, homeostasis, and function of the immune system (and most cells of all multi-cellular organisms). Our in-vitro and in-vivo development work was conducted with a research grade FasL termed MegaFasL. APO010, a clinical grade FasL is being used in the manufacture of ApoGraft in our Phase I/II clinical trial that is currently being conducted in Israel. However, the supply of APO010 is insufficient for our Phase I clinical trial in the U.S. Thus, a new good manufacturing practices, or GMP grade FasL has been manufactured, known as FasCELLECT. AP0010, MegaFasL and FasCELLECT are comprised of the same extracellular domain as the native human FasL (amino acids 139-281) in their C-terminal part.

Following collection of the cells from a matched related donor, the donor graft undergoes initial washing, is then incubated with a recombinant form of human FasL, is washed to remove the FASL, followed by the addition of excipients. The final product consists of MPBCs suspended in plasma-lyte containing human serum albumin with trace amounts of FasL. ApoGraft is transplanted via intravenous administration to a patient within four hours of its final manufacturing process. A depiction of the manufacturing process can be seen below.

We have previously reported the development of an ApoTainer kit for HSCT using magnetic beads coated with our version of human FasL protein. However, as a result of advancements in our manufacturing process compared to the cost and feasibility of the ApoTainer kit using magnetic beads, we have decided to focus on scaling up our manufacturing process.

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

In August 2015, we initiated a full preclinical Good Laboratory Practice toxicity study designed to test safety and engraftment outcome in a murine model ahead of our first planned clinical trial. Complete biochemical and histology evaluation was performed by a CRO as per regulatory requirements. In December 2015, we announced that results from this study showed that, while the control group had a 50% death rate, the group that was transplanted with bone marrow that underwent our ApoGraft process had no deaths. In addition, with respect to additional parameters, such as clinical signs, weight and histological analysis, no toxicity was found. In 2019 we did a second GLP full toxicology study with FasCELLECT. The study reconfirmed that at the highest dose relevant to our clinical studies, FasCELLECT is no safety concerns were found.

In May 2020, Bone Marrow Transplantation, a peer reviewed medical journal, published an article titled “Brief ex vivo Fas-ligand incubation attenuates GvHD without compromising stem cell graft performance” authored by researchers at Cellect and its academic partners. The paper highlights the pre-clinical research and demonstrates that engraftment is robust following transplantation of treated graft, and the graft retains its immune reconstitution and anti-leukemic effects.

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

The first patient was recruited for this trial in February, 2017 and in October 2018, we announced that the first six patients (cohorts I and II) finished first month follow up and all these patients have shown 100% engraftment with no procedure related adverse events and that the first three patients of the trial (cohort I) completed the 180-day study period with full safety and tolerability. As of the date of this annual report, 11 patients have been treated with ApoGraft in the study. We reported mid study results from the trial in July 2019. Due to the COVID19 pandemic we did not recruit the last patient. Recruitment of the last patient is subject to COVID19 regulations in Israel and the recruitment of patients in US trial.

Phase I Clinical U.S. Study

We commenced a second human ApoGraft trial in the United States for patients with hematological malignancies in haploidentical HSCT (donors and patients are half matched), or haplo-HSCT, , in collaboration with Washington University (WU). The collaboration is being led by Professor John DiPersio, Co-PI in our study, Director of the Center for Gene and Cellular Immunotherapy at Washington University School of Medicine and the President of the International Society of Cellular Therapy and the American Society of Blood and Marrow Transplantation. The PI in this study is Professor Zhifu Xiang, M.D, Ph.D, an expert in bone marrow transplantation in the Division of Oncology at Washington University School of Medicine. This clinical study aims to determine the safety and tolerability of ApoGraft for bone marrow transplantations with haplo-HSCT in a Phase I study.

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

Future Studies

We intend to undertake the following actions during the following twelve months:

●	Complete recruitment of patients for the Phase I/II study in Israel (ApoGraft01);
●	Announce top-line results of the Phase I/II study in Israel;

●	Recruit the first five patients in our Phase I study in WU;

●	Complete scale-up and automation of the ApoGraft process;

Collaborations

In June 2018, we entered into a collaboration and material transfer agreement with the denovoMATRIX group of the Technische Universität Dresden (TU Dresden), a leading center for stem cell research in Germany. According to the agreement, the team of denovoMATRIX employed by TU Dresden have conducted examinations into the tentative synergy between our ApoGraft and denovoMAtrix technology and evaluated collaborative development of products for regenerative medicine. The preliminary testing was performed and synergy between the two technologies have been demonstrated. Data supported improved mesenchymal stem cells growth when exposed to FasL embedded in denovoMAtrix matrix. While we intend to incorporate the results in the upcoming scientific manuscript, we elected not proceed with this collaboration beyond the initial steps because we lacked sufficient resources and decided to focus on the Hematological stem cells arena.

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

Preliminary results from the collaboration include the following: (i) higher degree of stemness (both in Cell2in and standard assays) maintained through repeated expansions of bone marrow and umbilical cord derived mesenchymal stem cell, (ii) improved expansion of adipose derived mesenchymal stem cells in early and late passages, and significantly increased stemness of hematopoietic stem cells within two hours of the ApoGraft process. Due to same considerations mentioned above, we determined not proceed with this collaboration beyond the initial steps, because we lacked sufficient resources and decided to focus on our product in the Hematological stem cells arena.

 In October 2020, we announced a collaboration with XNK therapeutics – a development stage Swedish company focused on the development of cell-based therapeutics from NK cells (subpopulation of Bone marrow hematopoietic cells). The collaboration is still in progress.

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

Research and Development

Our core technology was originally derived from research conducted by the research group of Dr. Nadir Askenasy. Our research and development activities have been focused on additional animal models of a variety of diseases, experiments to determine the mechanism of action of our ApoGraft technology platform, and toxicology testing. Based on these preclinical programs we have begun clinical testing of products based on our ApoGraft technology platform in humans. During the years ended December 31, 2018, 2019 and 2020, we incurred approximately NIS 5.9 million, NIS 12.1 million, NIS 13.5 million respectively in expenses on company research and development activities.

Raw Materials and Suppliers

Although most raw materials for the ApoGraft technology platform is readily obtainable from multiple sources, we know of only one manufacturer of clinical grade FasL (the apoptosis inducing signal), Swiss Biotech Center, or SBC. In July 2018, we entered into a strategic manufacturing and supply agreement with SBC to secure production of clinical grade FasL protein in which the clone is originated from Adipogen International. According to the agreement, SBC granted to us exclusivity to the FasL protein developed by SBC for a period of five years and agreement further provided for the production of clinical batches of the FasL protein for our planned US clinical trials. The parties contemplate expanding production capacity to meet future needs including any marketing and collaborations with licensors of Cellect technology. In January 2019, we announced that we have concluded the scale-up development and manufacturing of clinical grade FasL in collaboration with SBC. In the Summer of 2019 we received a clinical grade batch of GMP FasCellect protein (hexamer of hFasL) that was tested analytically and biologically and passed batch release criteria. We believe this amount should be sufficient to conclude all clinical trials in the foreseeable future (several thousands of patients). Furthermore, we received another three batches of research grade material that allows us full control and supply of the critical reagents for all anticipated development. While we believe that we have addressed supply issues with respect to FasL for the foreseeable future and these arrangements will alleviate a major challenge to our development and commercialization plans, there can be no assurance that we have sufficient amounts to conclude all necessary clinical trials or that, if we do not, we will not experience delays in the supply of FasL in the future.

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

With the growing number of companies working in the cell therapy field, we, either now or in the future, will be forced to compete across several areas, including equity and capital, clinical trial sites, enrollment of patients in clinical trials, corporate partnerships, skilled and experienced personnel and commercial market share. Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We cannot with any accuracy forecast when or if these companies are likely to bring cell therapies to market for indications such as bone marrow transplants which we are also pursuing.

There are currently two companies that lead the stem cell selection market with whom we directly compete. The first is Miltenyi, which dominates the hematopoietic stem cell selection market, using biomarkers to either enrich stem cells (positive selection ofCD34+ cells) or deplete mature hematopoietic cells such as T cells from the biological sample (negative selection by monoclonal antibodies specific against T-cell receptor α&β), or CD3/CD19 depletion or CD45RA depletion, resulting in the enrichment of stem and progenitor cells. The second is Cytori, which sells a medical device known as the Celution® System that enables bedside access to adult adipose derived regenerative cells, or ADRCs, by automating and standardizing the extraction, washing, and concentration of a patient’s own ADRCs for present and future clinical use. Cytori announced in 2020 that it sold the whole cell therapy activity in Japan to it’s Japanese partner and the rest of the activity to Lorem which became Lorem-Cytori. While Miltenyi is using morphological markers of stem cells to enrich the stem cell population, Cytori is using the physical properties of cells (in general) through centrifugal force for separation. We believe that both technologies result in less than optimal cell products. These negligible use of Militenyi system and the selling of Cytori further emphasize the lack of effective solutions to the cell selection need. Pending the results of our clinical trials, Cellect believe the the Apograft product can be employed in many immune related indications and further expanded to non-hematopoietic types of cells.

In addition, since we are developing our ApoGraft products to improve the safety and efficacy of allogeneic HSCT, we also compete with companies developing treatments for GvHD. These companies include Athersys, Inc., Bellicum Pharmaceuticals Inc., Erytech Pharma SA, Fate Therapeutics Inc., Fortress Biotech Inc., (formerly Coronado Biosciences), Gamida Cell Ltd., or Gamida, Kiadis Pharma N.V., or Kiadis, MEDIPOST Co., Ltd., Mesoblast Ltd., or Mesoblast, MolMed S.p.A., and Pluristem Therapeutics Inc., or Pluristem., Talaris Therapeutics, Medeor Therapeutics.

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

To protect our proprietary functional cell selection technology platform and other scientific discoveries, we have a wide family of patents and patent applications. These patents cover other stem cell related inventions but mainly our functional selection methodology, products and methods of use. The full published domain is further described below:

●	A patent entitled “Method of Inducing Immune Tolerance via Blood/Lymph Flow-Restricted Bone Marrow Transplantation” was granted in the United States. If the appropriate maintenance fees are paid, the patent is expected to expire in April 2024 (including a 571 days patent term adjustment granted by the USPTO).

●	A patent entitled “Methods of Selecting Stem Cells and Uses Thereof” was granted in the United States, Canada, Israel, India and Europe (validated in Denmark, France, Germany, Ireland, Netherlands, Switzerland and the United Kingdom). If the appropriate maintenance fees are paid, the patent is expected to expire in May 2027 in Israel, India and Europe and in September 2029 in the United States (including an 829 days patent term adjustment granted by the USPTO).

●	A patent application entitled “Regulatory Immune Cells with Enhanced Targeted Cell Death Effect” was granted in United States, Israel and Europe (Validated in France, Germany, Ireland . Switzerland and the United Kingdom ). If the appropriate maintenance fees are paid, the issued patents are expected to expire in July, 2031.

●	A patent application entitled “Devices and Methods for Selecting Apoptosis-Signaling Resistant Cells and Uses Thereof” was granted in Australia, Canada, China, Israel, Japan, Korea, Russia, USA and Europe (validated in Denmark, France, Germany, Ireland, Italy, Netherlands, Switzerland and the United Kingdom). With respect to India, the application is still under examination. If the appropriate maintenance fees are paid, these issued patents and the patent to be issued on the pending applications, if issued, are expected to expire in March, 2033.

●	A patent application entitled “Activation of Hematopoietic Progenitors by Pre-transplant Exposure to Death Ligands” was granted in Australia, Israel and Europe (validated in France, Germany, Switzerland and the United Kingdom). With respect to United states, Canada, China, India, Japan, and Korea, the applications are still under examination. If the appropriate maintenance fees are paid, these issued patents and the patent to be issued on the pending applications, if issued, are currently expected to expire in October 2034.

●	A patent application entitled “Selective Surface for, and Methods of, Selecting a Population of Stem and Progenitor Cells, and Uses Thereof” was granted in Europe (validated in France, Germany, Switzerland and the United Kingdom). With respect to United states, the application was abandoned. If the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

●	A patent application entitled “Methods for propagating mesenchymal stem cells (MSC) for use in transplantation” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Japan, Korea, Russia, USA and Israel. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2036.

●	A patent application entitled “Methods for expanding adipose-derived stem cells” was filed as a PCT application and is now in national phase in Australia, Canada, China, Europe, India, Japan, Korea, USA and Israel. If patents are issued from these applications, and if the appropriate maintenance fees are paid, these patents are currently expected to expire in 2039.

●	A patent application entitled “Methods of apoptosis susceptible cells” was filed as a PCT application on May 7, 2019. The PCT application will enter National Phase stage on February 22, 2021.

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

Government Regulation

Any products we may develop, and our research and development activities are subject to stringent government regulation. In the United States, these regulations include the Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations that govern the clinical and preclinical testing, manufacture, safety, effectiveness, approval, labeling, distribution, sale, import, export, storage, record-keeping, reporting, advertising, and promotion of our products. Product development and approval within this regulatory framework, if successful, will take many years and involve the expenditure of substantial resources. Violations of regulatory requirements at any stage may result in various adverse consequences, including the FDA’s and other health authorities’ delay in approving or refusal to approve a product. Violations of regulatory requirements also may result in enforcement actions.

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

The FDA, the IRB, or the sponsor could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits or a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or hold a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious adverse event in the patients. Phase I, Phase II, and Phase III testing may not be completed successfully within any specified period, if at all. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the United States. Similarly, in Europe, the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

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

There are also specific approval requirements for both biologics and medical device products, respectively. Biologics and medical devices are also eligible for different forms of exclusivities and priority review, and combination products may be eligible for both. We discuss both regulatory paradigms below, as our potential future products may implicate elements of each, largely at CBER’s discretion to involve CDRH in the review and approval process.

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

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

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

The HCT/P regulations strictly constrain the types of products that may be regulated solely under these regulations. Factors considered include the degree of manipulation, whether the product is intended for a homologous function, whether the product has been combined with noncellular or non-tissue components, and the product’s effect or dependence on the body’s metabolic function. In those instances where cells, tissues, and cellular and tissue-based products have been only minimally manipulated, are intended strictly for homologous use, have not been combined with noncellular or non-tissue substances, and do not depend on or have any effect on the body’s metabolism, the manufacturer is only required to register with the FDA, submit a list of manufactured products, and adopt and implement procedures for the control of communicable diseases. If one or more of the above factors has been exceeded, the product would be regulated as a drug, biological product, or medical device rather than an HCT/P.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of current products or any future product candidates may be. Further, the Deficit Reduction Act of 2010, directed CMS to contract a vendor to determine “retail survey prices for covered outpatient drugs and biologics that represent a nationwide average of consumer purchase prices for such drugs and biologics, net of all discounts and rebates (to the extent any information with respect to such discounts and rebates is available).” This survey information can be used to determine the National Average Drug Acquisition Cost, or NADAC. Some states have indicated that they will reimburse based on the NADAC and this can result in further reductions in the prices paid for various outpatient drugs and biologics.

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

In the fourth quarter of 2018, the Trump Administration announced initiatives that it asserted are intended to result in purportedly lower drug prices. The first initiative, announced on October 15, 2018, involved the plan to a new federal regulation that would require pharmaceutical manufacturers to disclose the list prices of their respective prescription drugs and biologics in their television advertisements for their products if the list price is greater than $35. With respect to the second initiative, on October 25, 2018, the Centers for Medicaid and Medicare Services gave Advance Notice of Proposed Rulemaking to propose the implementation of an “International Pricing Index” model for Medicare Part B drugs and biologics (single source drugs, biologicals, and biosimilars). Public comments were due on December 31, 2018 with a proposed rule theoretically being offered as early as Spring 2019 with target implementation of a five-year pilot program beginning in Spring 2020. While these initiatives have not been put into effect, we are not in a position to know at this time whether they will ever become law or what impact the enactment either of these proposals would have on our business.

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

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of future product candidates, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market future product candidates. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

In order to conduct clinical testing on humans in the State of Israel, special authorization must first be obtained from the ethics committee and general manager of the institution in which the clinical studies are scheduled to be conducted, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations require authorization by the institutional ethics committee and general manager as well as from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and complex clinical trials, an additional authorization of the Ministry of Health’s overseeing ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of our clinical studies in Israel, we are required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health. We have the ministry of Health approval as well as the ethical committee of both RAMBAM medical Center and Hadassah medical center ethical committees approvals for the ongoing trial.

With regard to medical devices which we may develop in the future, the current legal regime is based on the MDD and its implementation in the Member States as well as several guidance documents and regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Each EU Member State has implemented legislation applying these directives and standards at a national level. Other countries such as Switzerland have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. Devices that comply with the requirements of the laws of the relevant Member State applying the applicable EU directive are entitled to bear a CE mark and, accordingly, can be distributed throughout EU Member States as well as in other countries, e.g., Switzerland and Israel, that have mutual recognition agreements with the EU or have adopted the EU’s regulatory standards.

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

Even if the ApoGraft product is considered a medical device, it is possible that the actions performed by the products may be considered manufacture of a drug. While HSCT is considered to be subject to regulatory requirements for medicinal products (drugs) in the EU, it is possible HSCT is also considered to be an advanced therapy medicinal product (ATMP), subject to even stricter regulations. With regard to the most basic version of HSCT, the EMA, has issued an opinion stating that it regarded these treatments as exempt from drug and ATMP regulations. This basic HSCT involves the extraction of adipose stem cells from a patient’s subcutaneous area and their transplantation in the subcutaneous area elsewhere in the body of the same patient, if the treatment is performed in one doctor visit, the cells have the same function where they are extracted as where they are transplanted, and they are not treated in any way between extraction and transplantation. This opinion does not apply to stem cell treatments that deviate from this basic version in one or several aspects. Consequently, other HSCT may qualify as drug treatments or as tissue preparations and a market authorization or manufacturing approval may be required. If there is doubt as to whether a stem cell treatment is considered a drug or tissue preparation, it is possible to obtain a statement with regard to the product status from the EMA Committee for Advanced Therapies (CAT). Whether EMA CAT would qualify a HSCT as a drug and/or an ATMP depends on several aspects, including the question whether the use of the stem cells is homologous and whether or not the stem cells have been substantially manipulated between their extraction and their transplantation. Furthermore, the treatment may be subject to EU laws on human tissues including Dir. 2004/23/EC setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells and related legal framework on EU and/or Member State level.

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

D. Property, Plant and Equipment

Our headquarters are currently located in Kfar Saba, Israel and originally consisted of approximately 400 square feet of leased office space under a lease until October 14, 2022. The monthly rental fee is approximately NIS 26,000. In addition, we hold options to extend the lease for two additional two-year periods each. On October 24, 2017, we leased a further 258 square feet of office space under a lease until December 31, 2018, with options to extend for two additional two-year periods each. We subsequently cancelled this lease and on March 21, 2018, we leased a further 140 square feet of office space, for a total leased space of 540 square feet, until September 23, 2019. The monthly rental fee for the additional space is NIS 8,000. We may require additional space and facilities as our business expands.

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

A. Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2020, we had an accumulated deficit of NIS 118.9 million (approximately $37.0 million). Our financing activities are described below under “Finance Expense and Income.”

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

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,
	2018	2019	2020	2020
	NIS			USD*
(in thousands)
Payroll	6,629	4,946	2,862	890
Subcontractors	1,788	1,162	1,349	420
Patent registration	647	334	497	155
R&D related purchases	2,386	3,714	166	51
Share-based payment	807	513	286	89
Other expenses	1,256	1,453	723	225
	13,513	12,122	5,883	1,830

*	USD presented as convenience translation using December 31, 2020 NIS/USD exchange rate of NIS 3.215.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share-based payment, and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31,
	2018	2019	2020	2020
	NIS			USD*
(in thousands)
Payroll	5,277	3,595	2,866	891
Professional services	3,785	2,459	2,470	768
Director fees	712	642	1,587	494
Office expense	325	208	104	32
Share-based payment	3,730	2,157	452	141
Other expenses	1,905	1,149	632	197
Total	15,734	10,210	8,111	2,523

*	USD presented as convenience translation using December 31, 2020 NIS/USD exchange rate of NIS 3.215.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019 to the year ended December 31, 2018

Results of Operations

	December 31,			December 31,
	2018	2019	2020	2018*	2019*	2020*
	(in thousands of NIS)			(in thousands of USD)
Research and development expenses, net	13,513	12,122	5,883	3,605	3,508	1,830
General and administrative expenses	15,734	10,210	8,111	4,198	2,954	2,523
Other income	-	-	-	-	-	-
Operating loss	29,247	22,332	13,994	7,803	6,462	4,353
Finance expense (income), net	(9,134)	(5,524)	4,083	(2,436)	(1,599)	1,270
Total comprehensive loss	20,113	16,808	18,077	5,367	4,863	5,623
Loss attributable to holders of Ordinary Shares	20,113	16,808	18,077	5,367	4,863	5,623

*	USD presented as convenience translation using year end 2020, 2019, 2018 NIS/USD exchange rate of: NIS 3.215, NIS 3.456 and NIS 3.748, respectively.

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2020 amounted to NIS 5.9 million (approximately $1.8 million), representing a decrease of NIS 6.2 million (approximately $1.7 million), or 51%, compared to NIS 12.1 million (approximately $3.5 million) for the year ended December 31, 2019. The decrease was primarily attributable to a decrease of NIS 2.1 million (approximately $0.6 million) from salaries and related expenses and a decrease of NIS 3.5 million (approximately $1.1 million) from purchasing materials reflecting the reduction in our research and development activities.

Our research and development expenses for the year ended December 31, 2019 amounted to NIS 12.1 million (approximately $3.5 million), representing a decrease of NIS 1.5 million (approximately $0.1 million), or 10%, compared to NIS 13.6 million (approximately $3.6 million) for the year ended December 31, 2018. The decrease was primarily attributable to a decrease of NIS 1.6 million (approximately $0.5 million) from salaries and related expenses reflecting the reduction in our research and development activities resulting from a decrease in the number of employees engaged in research and related activities from nineteen to eight.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 8.1 million (approximately $ 2.5 million) for the year ended December 31, 2020, a decrease of NIS 2.1 million (approximately $0.5 million), or 21%, compared to 10.2 million (approximately $3.0 million) for the year ended December 31, 2019. The decrease resulted primarily from a decrease of NIS 0.7 million (approximately $0.2 million) in salaries, related personnel expenses, and a decrease of 1.7 million (approximately $0.5 million) in share- based payments. The decrease reflecting the reduction in the company activities resulting from a decrease in the number of employees.

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

Operating Loss

 As a result of the foregoing, our operating loss for the year ended December 31, 2020 was NIS 14.0 million (approximately $4.4 million), as compared to operating loss of NIS 22.3 million (approximately $6.5 million) for the year ended December 31, 2019, a decrease of NIS 8.3 million (approximately $2.1 million), or 37%.

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

We recognized net financial expenses of NIS 4.1 million (approximately $1.3 million) for the year ended December 31, 2019, compared to net financial income of NIS 5.5 million (approximately $1.6 million) for the year ended December 31, 2019. The change is primarily due to the change in the fair value of the listed warrants granted in our U.S. initial public offering, or IPO, in 2016 and to the unregistered warrants granted in our registered direct offerings in 2019 and exchange rate differences.

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

Total Comprehensive Loss

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2020 was NIS 18.1 million (approximately $5.6 million), as compared to NIS 16.8 million (approximately $4.9 million) for the year ended December 31, 2019, increase of NIS 1.3 million (approximately $0.7 million), or 8%.

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

B. Liquidity and Capital Resources

Overview

As of December 31, 2020, we had NIS 17.0 million (approximately $5.3 million) in cash and cash equivalents and marketable securities.

The table below presents our cash flows:

	Year ended December 31,
	2018	2019	2020	2018*	2019*	2020*
	(in thousands of NIS)			(in thousands of USD)
Net cash used in operating activities	(23,635)	(20,337)	(15,486)	(6,306)	(5,884)	(4,816)

Net cash provided by (used in) Investing activities	13,708	(108)	(288)	3,657	(31)	(90)

Net cash provided by financing activities	12,759	21,871	13,368	3,405	6,328	4,158

Net increase in cash and cash equivalents	4,075	297	(1,142)	1,088	86	(355)

*	USD presented as convenience translation using year end 2020, 2019, 2018 NIS/USD exchange rate of: NIS 3.215, NIS 3.456 and NIS 3.748, respectively.

Operating Activities

Net cash used in operating activities was NIS 15.5 million (approximately $4.8 million) for the year ended December 31, 2020, compared with net cash used in operating activities of approximately NIS 20.3 million (approximately $5.9 million) for the year ended December 31, 2019. The decreases in such periods are primarily due to decreases in research and development activities.

Net cash used in operating activities was NIS 20.3 million (approximately $5.9 million) for the year ended December 31, 2019, compared with net cash used in operating activities of approximately NIS 23.6 million (approximately $6.3 million) for the year ended December 31, 2018. The decreases in such periods are primarily due to decreases in research and development expenses

Investing Activities

Net cash used by investing activities of NIS 0.3 million (approximately $0.09 million) during 2020 primarily reflects purchase of property.

Net cash used by investing activities of NIS 0.1 million (approximately $0.03 million) during 2019 primarily reflects purchase of property.

Net cash provided by investing activities of NIS 13.7 million (approximately $3.6 million) during 2018 primarily reflects net proceeds from short-term deposits and marketable securities.

Financing Activities

Net cash provided by financing activities in the years ended December 31, 2020, 2019 and 2018 consisted of NIS 13.4 million (approximately $4.2 million), NIS 21.9 million (approximately $6.3 million), and NIS 12.8 million (approximately $3.4 million) respectively, of net proceeds, mainly from the issuance of ordinary shares (including ordinary shares represented by ADSs) and warrants.

On January 31, 2018, we sold to certain institutional investors an aggregate of 484,848 ADSs in a registered direct offering at $8.25 per ADS resulting in gross proceeds of approximately $4.0 million. In addition, we issued to the investors unregistered warrants to purchase 266,667 ADSs in a private placement.

On February 12, 2019, in a follow-on underwritten public offering we sold an aggregate of 1,889,000 each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit, and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded Unit. In connection with the offering, we granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. The company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted). On May 12, 2020, the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

On May 12, 2020, the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

In addition, the Company decided to reduce the exercise price of all warrants issued in February 2019, to $2.75 per ADS, from the original exercise price per ADS of $7.5.

On January 7, 2020, the Company sold to certain institutional investors an aggregate of 1,000,000 ADSs in a registered direct offering at a purchase price of $3 per ADS. The company raised gross proceeds of NIS 10,410 (NIS 9,194 net of all issuance costs in the amount of NIS 1,216).

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs and warrants. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 118.9 million (approximately $37.0 million) as of December 31, 2020. We have never generated any revenue from the sale or licensing of our products, and we do not expect to generate significant revenue within the next year at least.

In May 2019, we announced that we are exploring strategic alternatives focused on maximizing shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets. On March 4, 2020 we reported the signing of two letters of intent, one a strategic commercial agreement, and the other which contemplated a full merger, both with Canndoc Ltd., a wholly owned subsidiary of Intercure Ltd. In November 2020, we announced that the two companies mutually agreed to end commercial and merger discussions with Canndoc.

On March 24, 2021 the company announced that the Board of Directors approved a definitive Merger Agreement with Quoin Pharmaceuticals Inc. (“Quoin”). Completion of the merger is subject to approval of the Cellect and Quoin shareholders and certain other conditions and is expected to close by the end of the second quarter of 2021. The Company has also signed an agreement to sell the entire share capital of its subsidiary company, Cellect Biotherapeutics LTD. (the “Subsidiary”), that will include all of the existing assets, to EnCellX Inc.

To conserve cash and focus our resources on our essential research and development activities, in June 2019 we began implementing a cost reduction program that included a reduction of workforce by approximately 40%, salary reductions for remaining employees together with the retention grant to certain other key employees including our Chairman, Chief Executive Officer and Chief Financial Officer. The grant included options to purchase an aggregate of 130,000 ADSs representing 13,000,000 ordinary shares at an exercise price of $3.88 per ADS.

While we continue to evaluate strategic alternatives, we are continuing to advance our lead product development. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and products. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials and the impact of COVID-19 on our operations is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform and products. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the impact of COVID-19 on our operations;

●	the number and characteristics of products we develop from our ApoGraft technology platform;

●	the scope, progress, results and costs of researching and developing our ApoGraft technology platform and any future products, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any products are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the costs of in-licensing further patents and technologies;

●	the cost of development of in-licensed technologies;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2020 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

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

C. Research and Development, Patents and Licenses

See above, under “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Operating and Financial Review and Prospects.”

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

F. Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations in NIS	822	413	409	-	-
Operating Lease Obligations in $	256	129	127	-	-

The operating lease obligations in the foregoing table include our commitments under the lease agreements for our facility in Kfar Saba. See “Item 4. Information on the Company—D. Property, Plant and Equipment.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

We are managed by a board of directors, which is currently comprised of five members, and our senior management. Each of our members of senior management is appointed by our board of directors. The table below sets forth our directors and senior management. The business address for each of our directors and senior management is c/o Cellect Biotechnology Ltd. 23 Hata’as Street, Kfar Saba, Israel 44425.

Name	Age	Position
Abraham Nahmias(1)(4)	65	Chairman of the Board of Directors
Dr. Shai Yarkoni	62	Chief Executive Officer and Director
Eyal Leibovitz	59	Chief Financial Officer
Dr. Amos Ofer	45	Chief Operating Officer
David Braun(1)(3)	49	Director
Jonathan Burgin(1)(2)(3)	59	External Director
Ronit Biran(1)(2)(5)	56	Director
Yali Sheffi (1)(2)(3)(6)	70	External Director

(1)	Indicates independent directors under the Nasdaq Capital Market rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

(4)	On January 9, 2020, the Board of Director elected Mr. Nahmias as a director and to serve as Chairman of the Board of Directors.

(5)	On October 18, 2020, the Board of Director elected Ms. Biran to serve as a director of the Company.

(6)	On November 8, 2020, the Company’s shareholders elected Mr. Sheffi to serve as external director for the Company for a period of three years.

Dr. Shai Yarkoni co-founded (2011) and has served as our Chief Executive Officer and a director since 2013 and of our subsidiary since inception. Dr. Yarkoni has over 20 years of clinical and management experience in the biopharmaceutical industry. Dr. Yarkoni is a founder of Sne, an Israeli technology transfer company established in 2013. Since 1999, Dr. Yarkoni has also been the Chief Executive Officer and Chairman of GASR Biotechnology, a life sciences consulting and investing firm. From 2009 until 2013, Dr. Yarkoni served as Chief Executive Officer of BioNegev, an international innovation center for biotechnology and life sciences in the Negev region. Prior to that he served as Chief Executive Officer of Target-In Ltd., a developer of therapeutic recombinant proteins for cancer treatment and as Chief Technology Officer and Vice President R&D of Collgard Biopharmaceutical, a tissue therapeutics company. Prior to this, Dr/ Yarkoni was an attending OB/GYN specialist practicing for approximately thirteen years. Dr. Yarkoni holds an M.D and Ph.D from the Hadassah Medical School, Jerusalem, Israel, and is a board certified OB/GYN. Dr. Yarkoni is the author of over 60 scientific papers and inventor of approximately 20 patents.

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

Dr. Amos Ofer has served as our Vice President of Operations since June 2018 and as our Chief Operating Officer since January 2020. Prior to joining us, since 2014, Dr. Ofer has been providing business consulting and project management services to companies in the biotechnology and pharmaceutical industries. From August 2016 to January 2018, Dr. Ofer served as the Chief Operating Officer of Valin Technologies Ltd., a biotechnology company focused on the research and development of innovative biological therapeutics and biosimilars. During this same time, Dr. Ofer served as the General Manager of Pam-Bio Ltd., a biotechnology company focused on developing a drug therapy for the treatment of hemorrhagic stroke. Prior to that, Dr. Ofer served as the Chief Executive Officer of Pam-Bio Ltd., from 2015 to 2016. He also served as the Research Director of the Gastroenterology Institute of the Tel Aviv Medical Center, which is the largest department of its kind in Israel. Dr. Ofer holds a B.Sc. in biology and a M.Sc. and Ph.D. in microbiology from Tel Aviv University and an MBA following his completion of the executive MBA program at Tel Aviv University’s Recanati Business School.

Abraham Nahmias is serving as a member of our board of directors since July 2014 and our Chairman since January 2020. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD), Nano Dimension Ltd. (Nasdaq: NNDM) and Eviation Aircraft Ltd. (OTC: EVTNF). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

David Braun is serving as a member of our board of directors since December 2017. Mr. Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2007 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

Jonathan Burgin is serving as a member of our board of directors since October 2018. Mr. Burgin has served as the Chief Financial Officer of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCancell Ltd.) between June 2011 and June 2012, was Anchiano’s Chief Executive Officer from June 2012 through October 2016, and has served as Anchiano’s Chief Financial Officer and Chief Operating Officer since October 2016. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a service assurance provider, from 2006 to 2011, and was Chief Financial Officer of XTL Biopharmaceuticals Ltd. (TASE: XTL, Nasdaq: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was Chief Financial Officer of YLR Capital Markets Ltd., a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, CPA (Israel), the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in accounting and economics from Tel Aviv University and is certified in Israel as a Certified Public Accountant.

Yali Sheffi is serving as a member of our board of directors since November 2020. Mr. Sheffi is a member of the board and a member of its Audit, Strategic, Technology & innovation, Compensation and Credit committees of Israel Discount Bank LTD. from 2010 to 2019 and a member of the board of Keshet Broadcasting LTD from 2013 to 2017 and Extell Limited, a Real Estate company in NY from 2014 to 2016. From 2005 to 2009 Mr. Sheffi served as the CEO of The Phonix Insurance Co. (3-4 largest insurance group in Israel) and prior to that Mr. Sheffi served 27 years as a CPA practitioner (21 years as partner and 6 years as Managing Partner of Deloitte in Israel), 4 years as an Elected member of The Institute of CPAs in Israel and 6 years in The Israeli Accounting standards Committee. Mr. Sheffi holds a B.A. degree in Economics and complementary studies (statistics and math), Hebrew University, Jerusalem and a B.A. degree in Accountancy from Tel Aviv University, and has had a C.P.A. license since 1982.

Ronit Biran is serving as a member of our board of directors since October 2020. Ms. Biran is a member of the board of the Institute of Internal Auditors in Israel – IIA as of 2019 and a member of its audit and risk Management committees as of January 2020. From 2007 to December 2019 Ms. Biran served as the CAE (Chief Audit Executive) of Shikun & Binui Co., Israel’s leading infrastructure and real-estate company who operates through its subsidiaries in Israel and across the world with activity in more than 20 countries on four continents. From 2004 to 2007 Ms. Biran served as the CAE of Menorah Mivtachim Insurance Co., one of the five largest insurance groups in Israel. From 1995 to 2004 Ms. Biran served as an internal auditor in Clal Insurance Co., a leading insurance company in Israel, and prior to that Ms. Biran served from 1988 to 1995 as a Manager in a CPA firm. Ms. Biran holds a B.A. degree in Economics and Accountancy from Ben Gurion University and holds a C.P.A. license since 1993.

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

Professor Yehuda Shoenfeld is the founder and head of the Zabludowicz Center for Autoimmune Diseases, at the Sheba Medical Center, which is affiliated to the Sackler Faculty of Medicine in Tel-Aviv University in Israel.

Aditya Mohanty is a strategic consultant and was previously co-CEO of BioTime (now – lineage therapeutics, NASDC: LCTX) and Shire pharmaceuticals (now owned by Takeda).

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

B.	Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries to our office holders with respect to the year ended December 31, 2020 was approximately $0.6 million.

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. As of March 12, 2021, in addition to the five members of the board of directors (including the Company's Chairman and Chief Executive Officer), the Company considers two other individuals, including its Chief Financial Officer, Chief Operations Officer to be office holders.

The table below sets forth the compensation paid to our three most highly compensated senior office holders during or with respect to the year ended December 31, 2020, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Base Salary (NIS in thousands) (including social allowance)	Variable Compensation(1) (NIS in thousands)	Equity-Based Compensation(2) (NIS in thousands)	Other (NIS in thousands)	Total(3) (NIS in thousands)	Convenience translation into USD in thousands(4)
Dr. Shai Yarkoni, Chief Executive Officer & Director	1,005	370	373	3	1,751	544
Eyal Leibovitz, Chief Financial Officer	803	218	88	*	1,109	345
Amos Ofer, Chief Operating Officer	563	42	147	10	762	237
Abraham Nahmias, Chairman of the Board of Directors	163	-	347	-	510	159
Jonathan Burgin, External Director	69	-	31	-	100	31

(1)	Amounts reported in this column refer to variable compensation such as commission, incentive and bonus payments for the year ended December 31, 2020 (including any cash bonuses paid in 2020). Cash bonuses are intended to promote our work plan and business strategy by rewarding senior office holders for achievement of business and financial goals through teamwork and collaboration. Key performance indicators which are factored into cash bonus determinations are individual specific and may include: (i) progress in our ongoing Phase I/II clinical trial, (ii) completion of a strategic transaction, (iii) submission of an IND, (iv) raising funds, (v) FasL production of first clinical batch, and (vi) establishment of U.S. subsidiary.

(2)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in note 9 to the consolidated financial statements.

(3)	All amounts reported in the table are in terms of cost to us.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2020 at the rate of one U.S. dollar per NIS 3.215.

Compensation of Directors

As approved by our shareholders at our 2019 annual meeting of shareholders, in connection with their services as directors of the Company and in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our directors (other than Dr. Yarkoni) from time to time, including external directors, is entitled to an annual payment of NIS 35,144, plus value-added tax, or VAT, if applicable, payable quarterly at the end of each quarter. In addition, each of our non-employee directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in.

As approved by our shareholders at a special general meeting of shareholders in June 2020, Avraham Nahmias, our active chairman, receives a monthly payment of NIS 14,000 against an invoice for a 20% full time position. In addition, he was granted warrants to purchase 40,000 ADSs representing 4,000,000 ordinary shares at an exercise price of $2.53 per ADS, vesting over a period of 12 months with 25% of the warrants to be vested on May 22, 2020 and the balance vesting on a quarterly basis thereafter (25% every quarter). The warrants will be fully accelerated in the event of a change of control.

For the outstanding equity-based awards granted to our directors, see below under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Certain Information Concerning Equity Awards to Office Holders.”

Compensation of External Directors

Each of our external directors is entitled to an annual amount of NIS 35,144, plus VAT, if applicable, payable in quarterly installments at the end of each quarter. In addition, in accordance with the companies regulations (rules regarding compensation and expenses to external directors – 2000), each of our external directors are entitled to receive an average payment of NIS 1,090 plus VAT, if applicable, per each board meeting or board committee meetings they have participated in. The compensation of external directors is also subject to the provisions of the Israeli regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, or the Compensation Regulations, which provide that such compensation will not be less than the Minimum Amount (as such term is defined in the Compensation Regulations). See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors & Financial Experts” below.

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

On November 8, 2020, we granted options to purchase 97,736 ADSs representing 9,773,600 ordinary shares to Dr. Yarkoni. The options are exercisable at $2.631 per ADS and expire on November 7, 2030. The options vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter. The options will be fully accelerated in the event of a change of control.

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

On September 16, 2020, we granted options to purchase 39,909 ADSs representing 3,909,200 ordinary shares to Mr. Eyal Leibovitz The options are exercisable at $2.631 per ADS and expire on September 15, 2030. The options vest over a four year period with 25% of the options to be vested one year from the date of grant and the balance vesting on a quarterly basis thereafter. The options will be fully accelerated in the event of a change of control.

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

Jonathan Burgin and Yali Sheffi have served as our external directors since 2018 and 2020 respectively, and both had the requisite accounting and financial expertise. Jonathan Burgin was elected to serve from October 25, 2018 to October 24, 2021. Yali Sheffi was elected to serve from November 8, 2020 to November 7, 2023.

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

Audit Committee

Our audit committee consists of Ronit Biran along with our two external directors, Yali Sheffi and Jonathan Burgin. Mr. Burgin serves as Chairman of the audit committee.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Capital Market corporate governance rules. Our board of directors has determined that Jonathan Burgin, Ronit Biran and Yali Sheffi are audit committee financial experts as defined by the SEC rules, have the requisite financial sophistication as required by the Nasdaq Capital Market corporate governance rules.

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

Compensation Committee and Compensation Policy

Our compensation committee consists of David Braun along with our two external directors, Yali Sheffi and Jonathan Burgin. Mr. Burgin serves as Chairman of the compensation committee.

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

As of December 31, 2020, we had twelve full-time employees. These employees are comprised of seven in research and development and five employees in management, finance and administration. From time to time, we also employ independent contractors to support our operations. Our employees are not represented by any collective bargaining agreements and we have never experienced an organized work stoppage. All of our employees are located in Israel.

E.	Share Ownership.

Stock Option Plans

Equity Compensation Plan

We maintain our 2014 Cellect Option Plan, which was originally adopted by our board of directors in February 2014 and is scheduled to expire in February 2024. The 2014 Cellect Option Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2020, options to purchase 48,895,227 ordinary shares were outstanding and up to 13,704,773 ordinary shares are available for issuance. Of such outstanding options, options to purchase 21,915,304 ordinary shares are exercisable as of December 31, 2020, with a weighted average exercise price of NIS 0.72 per share, and will expire ten years from the date of grant, during the years 2024 – 2030.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 12, 2021 by:

●	each of our directors and senior management;

●	all of our directors and senior management as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after March 12, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 390,949,079 ordinary shares outstanding (which excludes 2,641,693 shares held in treasury) on March 12, 2021.

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

	Number of Shares Beneficially	Percentage Ownership
Directors and Senior Management
Dr. Shai Yarkoni (1)	22,197,983	6.4%
Eyal Leibovitz (2)	5,184,920	1.5%
Dr. Amos Ofer (3)	2,275,000	*
Abraham Nahmias (4)	3,397,167	1.0%
David Braun (5)	121,875	*
Jonathan Burgin (6)	84,375	*
Yali Sheffi (7)	-	-
Ronit Biran (7)	-	-
Directors and Senior Management as a group (8 persons)	33,261,320	9.7%
More than 5% Shareholders

*	Less than 1%

(1)	Represents (i) 142,290 ADSs representing 14,229,080 ordinary shares owned by Dr. Yarkoni, (ii) 2,955 ADS representing 295,540 ordinary shares issuable upon exercise of warrants at an exercise price of $37.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 ordinary shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 2,268,030 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (vi) options to purchase 4,000,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029, and (vi) 1,667 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 10,529,610 ordinary shares that vest in more than 60 days from March 12, 2021.

(2)	Represents (i) 741 ADSs representing 74,167 ordinary shares owned by Mr. Leibovitz, (ii) options to purchase 1,936,503 ordinary shares at an exercise price of NIS 0.819 per share and expiring on October 26, 2026, (iii) options to purchase 107,584 ordinary shares at an exercise price of NIS 0.819 per share and expiring on and November 20, 2027, (iv) options to purchase 3,000,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029, and (v) 666 ADS representing 66,667 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 3,909,200 ordinary shares that vest in more than 60 days from March 12, 2021.

(3)	Represents (i) options to purchase 250,000 ordinary shares at an exercise price of NIS 0.885 per share and expiring on November 11, 2028. (ii) options to purchase 300,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029. (iii) options to purchase 1,275,000 ordinary shares at an exercise price of NIS 0.081 per share and expiring on and November 2, 2030. Excludes options to purchase 2,138,600 ordinary shares that vest in more than 60 days from March 12, 2021.

(4)	Represents (i) 133,333 ordinary shares owned by Mr. Abraham Nahmias, (ii) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (iii) options to purchase 58,500 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (iv) options to purchase 3,000,000 ordinary shares at an exercise price of NIS 0.088 per share and expiring on February 22, 2030, and (v) 1,333 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 2,973,900 ordinary shares that vest in more than 60 days from March 12, 2021.

(5)	Represents options to purchase 112,500 ordinary shares at an exercise price of NIS 1.437 per share and expiring on February 12, 2027. Excludes options to purchase 1,014,700 ordinary shares that vest in more than 60 days from March 12, 2021.

(6)	Represents options to purchase 84,375 ordinary shares at an exercise price of NIS 0.899 per share and expiring on October 24, 2028. Excludes options to purchase 1,042,825 ordinary shares that vest in more than 60 days from March 12, 2021.

(7)	Excludes options to purchase 9,772 ADSs representing 977,200 ordinary shares that vest in more than 60 days from March 12, 2021.

 To our knowledge, from the date immediately prior to our U.S. initial public offering on August 3, 2016 to March 12, 2021, the ownership percentage of Kasbian Nuriel Chirich decreased by 12.5% from 20.3% to 4.3%, the ownership percentage of Shai Yarkoni decreased by 11.6% from 18.1% to 6.5% during such period (in each case of Mr. Chirich and Dr. Yarkoni without giving effect to the voting agreement they are party to), the ownership percentage of Michael Ilan Management and Investments Ltd. (assuming such entity is affiliated with Ilan Holdings (M&I) Ltd.) decreased by 14.3% from 20.9% to under 5%. the ownership percentage of Nadir Askenasy decreased from 16.9% to under 5%. Anson Funds Management L.P. and Sabby Volatility Warrant Master Fund, Ltd became under than 5% shareholders.

Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents 100 ordinary shares. As of March 12, 2021, BNY held 390,628,340 ordinary shares representing 99% of the outstanding share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

Founders Agreement

On June 1, 2011, Kasbian Nuriel Chirich, our Chairman, Dr. Shai Yarkoni, our Chief Executive Officer and director, and Dr. Nadir Askenasy, our former Chief Technology Officer entered into a founders agreement with respect to Cellect Biotherapeutics, our subsidiary. Subsequently, on May 16, 2013, the parties to the founders agreement entered into an agreement pursuant to which it was agreed that the founders agreement will apply to the parties with respect to us following the merger which closed on July 1, 2013. On May 31, 2019, the parties terminated the agreement.

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

February 2019 Financing

On February 7, 2019, we entered into an Underwriting Agreement, or the Underwriting Agreement, with A.G.P./Alliance Global Partners as representative of the underwriters, relating to an underwritten public offering of (a) 1,889,000 units, consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit ($7.5 after split), and (b) 2,444,800 pre-funded units, each consisting of (i) one pre-funded warrant to purchase one ADS, and (ii) one Warrant, at a public offering price of $1.49 per pre-funded unit. The offering of the units and the pre-funded units closed on February 12, 2019.

The pre-funded units were issued and sold to purchasers whose purchase of units in the offering would otherwise result in the purchaser, together with their affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of the offering, if they so choose. Each pre-funded warrant contained in a pre-funded unit is immediately exercisable for one ADS at an exercise price of $0.01 per share and will remain exercisable until exercised in full. The warrant included in the units and the pre-funded units is immediately exercisable at a price of $1.50 per ADS ($7.5 after split), subject to adjustment in certain circumstances, and will expire five years from the date of issuance. The ADSs included in the units or pre-funded warrants included in the pre-funded units, as the case may be, and the warrants were offered together, but the securities contained in the units or pre-funded units were issued separately.

We also granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs.

Furthermore, we issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $1.5 per warrant ($7.5 after split) and exercisable for a period of five years.

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

On May 12, 2020, the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

In addition, the Company decided to reduce the exercise price of all warrants issued in February 2019, to $2.75 per ADS, from the original exercise price per ADS of $7.5

2020 Underwritten Public Offering

On January 7, 2020, we entered into Securities Purchase Agreements with certain institutional investors providing for the issuance of an aggregate of 1,000,000 American Depositary Shares (the “ADSs”) each representing 100 of the Company’s ordinary shares in a registered direct offering at a purchase price of $3.00 per ADS, resulting in gross proceeds of approximately NIS 10,410 (NIS 9,194 net of all issuance costs).

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

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018-2020, the corporate tax rate is 23% (in 2017, the corporate tax rate was 24%, in 2016, the corporate tax rate was 25% and in 2015, the corporate tax rate was 26.5%).

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

The gross proceeds received by us from this offering were approximately $8.4 million prior to deducting underwriting discounts, commissions and other estimated offering expenses.  Under the terms of the offering, we incurred aggregate underwriting discounts and commissions of approximately $0.6 million and expenses of approximately $0.2 million in connection with the offering, resulting in net proceeds to us of approximately $7.6 million. None of the expenses was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

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

Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the following two members of our audit committee, Jonathan Burgin, Ronit Biran and Yahli Sheffi, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the Nasdaq Capital Market rules.

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

The Company’s shareholders appointed Deloitte, Brightman Almagor Zohar, as the Company’s independent registered public accounting firm for the year ended December 31, 2019 and for the year ended December 31,2020.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and to Deloitte, Brightman Almagor Zohar and/or other member firms of Ernst & Young Global and Deloitte, Brightman Almagor Zohar for all services, including audit services, for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
(in thousands)
Audit fees (1)	$120	120
Audit-related fees	-	-
Tax fees (2)	15	-
All other fees	-	-
Total	$135	120

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes professional fees related to tax returns.

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

The Company provided EY Israel with a copy of the foregoing disclosure and requested EY Israel to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated March 29, 2021, furnished by EY Israel is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

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

Independent directors.  Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under the Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Board Practices — External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the Companies Law and the applicable the Nasdaq Capital Market and SEC criteria for independence, and under Israeli law, the audit committee and compensation committee must each include all external directors then serving on our board of directors. We must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law, as described under the caption “— Audit Committee.” Our board of directors has affirmatively determined that each of: Jonathan Burgin, Yali Sheffi, Ronit Biran, David Braun and Abraham Nahmias qualifies as “independent” under the Nasdaq Capital Market independence standards.

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

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description
1.1	Articles of Association of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

1.2	Certificate of Name Change of Cellect Biotechnology Ltd. (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

2.1	Form of Deposit Agreement between Cellect Biotechnology Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (included as Exhibit 4.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1)

2.3	Form of Warrant Agent Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

Exhibit No.	Exhibit Description
2.4	Form of Underwriters’ Warrant (included as Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 26, 2016, and incorporated herein by reference).

2.5	Description of Securities*

4.1	Founders Agreement dated June 1, 2011 between Kasbian Nuriel Chirich, Dr. Shai Yarkoni, and Dr. Nadir Askenasy (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.2	Chairman of the Board Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.3	Employment Agreement dated April 30, 2013 between Cellect Biotechnology Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.4	Cellect Biotechnology Ltd. 2014 Global Incentive Option Scheme (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016, and incorporated herein by reference).

4.5	Amended and Restated Compensation Policy (included as Exhibit A to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.6	Amendment to Dr. Shai Yarkoni Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Dr. Shai Yarkoni (unofficial English translation from Hebrew original) (included as Exhibit 10.8 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.7	Amendment to Kasbian Nuriel Chirich Employment Agreement dated July 24, 2016 between Cellect Biotherapeutics Ltd. and Kasbian Nuriel Chirich (unofficial English translation from Hebrew original) (included as Exhibit 10.9 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 25, 2016, and incorporated herein by reference).

4.8	Form Indemnification and Release Instrument (included as Exhibit B to Exhibit 99.1 of our Report on Form 6-K as filed with the Securities and Exchange Commission on May 24, 2018, and incorporated herein by reference).

4.9	Form of Underwriting Agreement (included as Exhibit 1.1 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on July 22, 2016, and incorporated herein by reference).

4.10	Form of Securities Purchase Agreement for the September 2017 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

Exhibit No.	Exhibit Description
4.11	Form of Warrant for the September 2017 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on September 8, 2017, and incorporated herein reference).

4.12	Form of Securities Purchase Agreement for the January 2018 Financing (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.13	Form of Warrant for the January 2018 Financing (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 31, 2018, and incorporated herein reference).

4.14	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement on Form F-1/A filed with the Securities and exchange Commission on February 7, 2019)

4.15	Form of Warrant Agent Agreement dated between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Warrant (incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.16	Form of Pre-Funded Warrant Agent Agreement between Cellect Biotechnology Ltd. and Computershare Inc., as warrant agent, including the form of Pre-funded Warrant (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form F-1 filed with the Securities and exchange Commission on February 7, 2019)

4.17	Form of Warrant Exercise Agreement (incorporated by reference to Exhibit 10.1 of the Form 6-K filed with the SEC on May 12, 2020)

8.1	Subsidiaries of Cellect Biotechnology Ltd.*

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.*

15.1	Consent of Korst Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member of Ernst & Young Global*

15.2	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants (Isr.), a firm in the Deloitte Global Network*

16.1	Consent of Korst Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member of Ernst & Young Global*

101	The following financial information from Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position, (ii) Consolidated Statements of Comprehensive Loss, (iii) Statements of Changes in Equity (iv) the Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.*

*	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CELLECT BIOTECHNOLOGY LTD.

By:	/s/ Dr. Shai Yarkoni
Dr. Shai Yarkoni
Chief Executive Officer

Date: March 29, 2021

CELLECT BIOTHECHNOLOGY LTD

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

NIS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cellect Biotechnology Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Cellect Biotechnology Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has an accumulated deficit of NIS 118,941 at December 31, 2020 and incurred a net loss of NIS 18,077 and negative cash flows from operating activities of NIS 15,486 during the year then ended. In addition, the Company has not yet generated revenues from its operations and is dependent on external sources for financing its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Convenience Translation

Our audit also comprehended the translation of New Israeli Shekel amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2d to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Israel.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 29, 2021

We have served as the Company's auditor since 2020.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

Cellect Biotechnology Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss of Cellect Biotechnology Ltd. and its subsidiaries (the "Company") for the period ended December 31, 2018, the related consolidated statements of changes in equity and cash flows for the period ended December 31, 2018, and the related notes (collectively referred to as the “ consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2011 In January 2020 we became the predecessor auditor.

Tel-Aviv, Israel
April 3, 2020

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands, except number of shares data

			Convenience
			translation
			(Note 2d)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	18,106	16,964	5,277
Other receivables	469	284	88

	18,575	17,248	5,365
LONG-TERM ASSETS:
Restricted cash	328	322	100
Right of use - Assets under operating lease	1,035	705	219
Other Long-term receivables	94	72	22
Property, plant and equipment, net	1,288	1,232	384

	2,745	2,331	725

Total Assets	21,320	19,579	6,090

CURRENT LIABILITIES:
Trade payables	158	389	121
Leases liabilities	396	369	115
Other payables	3,080	2,228	693

	3,634	2,986	929

NON CURRENT LIABILITIES:
Warrants to ADS	2,172	1,222	380
Leases liabilities	677	391	122
	2,849	1,613	502

CONTINGENT LIABILITIES AND COMMITMENTS
SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value:
Authorized: 500,000,000 shares at December 31, 2019, and 2020, Issued and outstanding: 224,087,799*) and 390,949,079*) shares as of December 31, 2019 and 2020, respectively.	-	-
Additional Paid in Capital	108,598	126,838	39,452
Share-based payments	16,528	16,508	5,135
Treasury shares	(9,425)	(9,425)	(2,932)
Accumulated deficit	(100,864)	(118,941)	(36,996)

	14,837	14,980	4,659

Total Liabilities and shareholders' equity	21,320	19,579	6,090

*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Research and development expenses, net	13,513	12,122	5,883	1,830

General and administrative expenses	15,734	10,210	8,111	2,523

Total operating expenses	29,247	22,332	13,994	4,353

Operating loss	29,247	22,332	13,994	4,353

Financial income	(9,154)	(6,993)	-	-

Financial expenses	20	1,469	4,083	1,270

Total Comprehensive loss	20,113	16,808	18,077	5,623

Loss per share

Basic and diluted loss per share	0.155	0.079	0.049	0.015

Weighted average number of shares outstanding used to compute basic and diluted loss per share	129,426,091	212,642,505	368,078,786	368,078,786

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

In thousands, except number of shares data

	Share capital	Additional paid in capital	Treasury shares	Share based payments	Accumulated deficit	Total equity
	N I S

Balance as of January 1, 2018	-	82,839	(9,425)	9,381	(63,943)	18,852

Issuance of ADS net of issue costs (see Note 9a4)	-	10,024	-	223	-	10,247
Share-based payment	-	186	-	4,351	-	4,537
Exercise of share options and warrants		753		(353)	-	400
Exercise of share options	-	1,283	-	(1,283)	-	-
Total comprehensive loss	-	-	-	-	(20,113)	(20,113)

Balance as of December 31, 2018	-	95,085	(9,425)	12,319	(84,056)	13,923
Issuance of ADS & Warrants net of issue costs (see Note 9a5)	-	13,505		1,509	-	15,014
Share-based payment	-	8	-	2,700	-	2,708
Total comprehensive loss	-	-	-	-	(16,808)	(16,808)

Balance as of December 31, 2019	-	108,598	(9,425)	16,528	(100,864)	14,837
Issuance of ADS net of issue costs (see Note 9a5)	-	9,194	-	-	-	9,194
Share-based payment	-	-	-	739	-	739
Exercise of options and warrants into shares	-	9,046	-	(759)	-	8,287
Total comprehensive loss	-				(18,077)	(18,077)
Balance as of December 31, 2020	-	126,838	(9,425)	16,508	(118,941)	14,980

Convenience translation in U.S. dollars (see Note 2d)	-	39,452	(2,932)	5,135	(36,996)	4,659

The accompanying notes are an integral part of the consolidated financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Total Comprehensive Loss	(20,113)	(16,808)	(18,077)	(5,623)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Exchange rate difference	(1,297)	1,036	(1,326)	(412)
Loss (Gain) from revaluation of financial assets presented at fair value through profit and loss	(397)	-	-	-
Depreciation of Right of use - Assets under operating lease	-	433	369	115
Depreciation and capital loss from sale of property, plant and equipment	459	373	350	109
Finance expenses	-	128	88	27
Issuance expenses	-	1,621	-	-
Share-based payment	4,537	2,708	738	229
Changes in fair value of Traded and Non-Traded Warrants To ADS	(7,719)	(8,643)	2,722	847

	(4,417)	(2,344)	2,941	915
Changes in asset and liability items:
Decrease in other receivables	43	385	207	65
Increase (Decrease) in trade payable and other payables	798	(1,663)	(621)	(193)

	841	(1,278)	(414)	(128)

Cash paid and received during the year for:
Interest received	54	93	64	20

Net cash used in operating activities	(23,635)	(20,337)	(15,486)	(4,816)

Cash Flows from Investing Activities:
Proceeds received from the sale of fixed assets	-	6	35	11
Short term deposits, net	387	-	-	-
Restricted deposit	(22)	9	6	2
Marketable securities measured at fair value through profit and loss, net	13,999	-	-	-
Purchase of property, plant and equipment	(656)	(123)	(329)	(103)

Net cash provided by (used in) investing activities	13,708	(108)	(288)	(90)

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, except number of shares data

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Cash Flows from Financing Activities:
Exercise of warrants and stock options into shares	399	-	4,615	1,435
Repayment on account of lease liabilities	-	(522)	(441)	(137)
Issuance of share capital and warrants, net of issue costs (see note 8a5)	12,360	22,393	9,194	2,860

Net cash provided by financing activities	12,759	21,871	13,368	4,158

Exchange differences on balances of cash and cash equivalents	1,243	(1,129)	1,264	393

Increase in cash and cash equivalents	4,075	297	(1,142)	(355)

Balance of cash and cash equivalents at the beginning of the year	13,734	17,809	18,106	5,632

Balance of cash and cash equivalents at the end of the year	17,809	18,106	16,964	5,277

(a) Non-cash activities:

Purchase of property, plant and equipment	3	-	-	-

The accompanying notes are an integral part of the financial statements.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 1:	GENERAL

a.	Cellect Biotechnology Ltd. (formerly Cellect Biomed Ltd.) (the “Company” or “Cellect”) is incorporated in Israel. Cellect and its subsidiary, Cellect Biotherapeutics Ltd. (the “Subsidiary”) are engaged in the development of an innovative, unique technology that enables the biological filtering and commercialization of stem cells. On May 25, 2018, the Company established a US subsidiary, Cellect Biotech Inc. Cellect’s American Depository Shares (“ADSs”) and certain warrants to purchase ADSs are listed for trading on the Nasdaq Capital Market. Each ADS represents 100 ordinary shares.

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

On March 24, 2021 the company announced that the Board of Directors approved a definitive Merger Agreement with Quoin Pharmaceuticals Inc. (“Quoin”). Completion of the merger is subject to approval of the Cellect and Quoin shareholders and certain other conditions and is expected to close by the end of the second quarter of 2021. The Company has also signed an agreement to sell the entire share capital of its subsidiary company, Cellect Biotherapeutics LTD. (the “Subsidiary”), that will include all of the existing assets, to EnCellX Inc (for further details see Note 14 section 1 below).

On March 4, 2020 the Company reported the signing of two letters of intent, one a strategic commercial agreement, and the other which contemplated a full merger, both with Canndoc Ltd., a wholly owned subsidiary of Intercure Ltd. In November 2020, the Company announced a mutuall agreement to end the commercial and merger discussions with Canndoc.

On October 7, 2019, the Company, announced a 5:1 ratio changes of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from twenty (20) ordinary shares to one hundred (100) ordinary shares. The effective date for the ratio change was October 23, 2019.

b.	Going Concern

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS), assuming that the Company will continue to operate as a going concern. During the year ended December 31, 2020, the Company incurred a net loss of NIS 18,077 ($5,623) and had negative cash flows from operating activities of NIS 15,486 ($4,816). In addition, the Company had an accumulated deficit of NIS 118,941 ($36,996) on December 31, 2020. The Company’s management plans to seek additional equity financing.

The Company’s activities since inception have consisted of raising capital and performing research and development activities. As of December 31, 2020, principal commercial operations have not commenced. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations, if any, are dependent on future events, including, among other things, its ability to obtain marketing approval from regulatory authorities and access potential markets, secure financing, develop a customer base, attract, retain, and motivate qualified personnel and develop strategic alliances. Although currently the Company has sufficient funds to operate in the next 12 months, in order to reach profitability, the Company will need to raise additional funds and there is no assurance that the company will be able to do so (see Note 1 section a above).

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

c.	The COVID-19 pandemic has resulted in logistical challenges including availability of materials required for the Company’s R&D activities, complete arrest in recruiting patients to the ongoing Israeli trial and delay of the initiation of the IND approved trial in Washington University. The extent to which the COVID-19 pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, the impact of new virus mutations, and the actions that may be required to contain the pandemic or treat its impact.

d.	The Company currently relies on a single source supplier for one of the components used for R&D. If the current supplier suffers a major natural or man-made disaster at its manufacturing facility, or if it were otherwise ceasing its supply, then this could result in further delays in the clinical studies and may delay product testing and potential regulatory approval until a qualified alternative supplier is identified.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

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

The financial statements as of December 31, 2020 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2020 (U.S. $1.00 = NIS 3.215). The translation was made solely for convenience purposes.

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

h.	Property, plant, and equipment:

Property, plant, and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Computers and Electronic Equipment	33
Laboratory and clinical experiments equipment	15
Leasehold improvements	(*)
Office furniture and equipment	7 - 15

(*)	Leasehold improvements are depreciated on a straight-line basis over the earlier of the lease term or the estimated useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least at the end of each reporting period and any changes are accounted for prospectively as a change in accounting estimate.

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

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to dispose and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

The following table presents the Quantitative disclosures of the fair value measurement hierarchy for the Group’s liabilities.

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(109)	(1,113)	(1,222)

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total

Financial liabilities related to Warrants to ADS	(134)	(2,038)	(2,172)

n.	Treasury shares

Treasury shares are measured at their acquisition cost and are presented as an offset against the Company’s equity. Any gain or loss deriving from the purchase, sale, issuance, or cancellation of treasury shares is recognized directly in equity.

o.	Employee benefit liabilities:

The Group has several employees’ benefits plans:

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied and ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”).

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

The Company has adopted IFRS 16 retrospectively from January 1, 2019 under the modified retrospective approach. The company has applied IFRS 16 in accordance with the cumulative catch-up approach using the practical expedient of calculating the liability based on the present value of the outstanding rentals and discounted on the incremental borrowing rate at the date of transition. The right of use asset was then set to equal the liability.

In applying IFRS 16 for the first time, the Company used the following practical expedient permitted by the standard:

Appling a single discount rate to a portfolio of leases with reasonably similar characteristics;

Accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019, as short-term leases;

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Leases (Cont.):

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

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is re-measured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

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

NOTE 4:	NEW AND AMENDED IFRS STANDARDS

Impact of the initial application new and amended IFRS standards that are effective for the current year:

Amendments to IAS 1 and IAS 8 Definition of material

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The Group has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of 'obscuring' material information with immaterial information has been included as part of the new definition. The threshold for materiality influencing users has been changed from 'could influence' to 'could reasonably be expected to influence'. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of 'material' or refer to the term ‘material’ to ensure consistency.

New and revised IFRS Standards in issue but not yet effective

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023, with early application permitted.

The Company do not expect that the adoption of the amendment listed above will have a material impact on the financial statements of the Group in future periods.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 5:	OTHER RECEIVABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Other receivables	9	15	5
Government authorities	258	56	17
Prepaid expenses	202	213	66
	469	284	88

NOTE 6:	LEASES

Leases (Group as a lessee)

Disclosure required by IFRS 16

Right-of-use assets

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2020	1,317	151	1,468
Deductions during the year	(17)	-	(17)
Additions during the year	-	56	56

Balance as of December 31, 2020	1,300	207	1,507

Accumulated Depreciation

Balance as of January 1, 2020	329	104	433
Additions during the year	336	33	369
	665	137	802

Balance as of December 31, 2020	635	70	705

Balance as of December 31, 2020 (convenience translation into U.S. dollars (Note 2d))	198	21	219

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

Balance as of December 31, 2019:

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2019	1,317	297	1,614
Deductions during the year	-	(146)	(146)

Balance as of December 31, 2019	1,317	151	1,468

Accumulated Depreciation

Balance as of January 1, 2019	-	-	-
Additions during the year	329	104	433
	329	104	433

Balance as of December 31, 2019	988	47	1,035

Balance as of December 31, 2019 (convenience translation into U.S. dollars (Note 2d))	286	13	299

The company leases include offices and vehicles under operating lease. The average lease term is 3 years.

Impact on the comprehensive loss for the year

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2019	2020	2020
	NIS		U.S. dollars

Interest expenses on lease liabilities	128	88	27
Expense relating to short-term leases	196	-	-
Depreciation of right-of-use asset	433	369	115

	757	457	142

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 6:	LEASES (Cont.)

Lease liabilities

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Current	396	369	115
Non-current	677	391	121

Total lease liabilities	1,073	760	236

Maturity analysis of lease liabilities

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Year 1	435	413	129
Year 2	413	402	125
Year 3	320	7	2
Year 4	6	-	-

Total undiscounted cash payments	1,174	822	256

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 7:	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2020

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2020	1,885	396	219	369	2,869
Additions during the year	313	-	-	16	329
Deductions during the year	(78)	-	(1)	(17)	(96)

Balance as of December 31, 2020	2,120	396	218	368	3,102

Accumulated Depreciation

Balance as of January 1, 2020	816	381	65	319	1,581
Additions during the year:	288	7	21	34	350
Deductions during the year	(48)	-	(*)	(13)	(61)

Balance as of December 31, 2020	1,056	388	86	340	1,870

Depreciated cost as of December 31, 2020	1,064	8	132	28	1,232

Depreciated cost as of December 31, 2020 (convenience translation into U.S. dollars (Note 2d))	332	2	41	9	384

Balance as of December 31, 2019:

	Laboratory equipment	Leasehold improvements	Office furniture and equipment	Computers	Total
Cost
Balance as of January 1, 2019	1,777	396	220	359	2,752
Additions during the year	108	-	-	15	123
Deductions during the year	-	-	(1)	(5)	(6)

Balance as of December 31, 2019	1,885	396	219	369	2,869

Accumulated Depreciation

Balance as of January 1, 2019	536	366	45	261	1,208
Additions during the year:	280	15	20	61	376
Deductions during the year	-	-	(*)	(3)	(3)

Balance as of December 31, 2019	816	381	65	319	1,581

Depreciated cost as of December 31, 2019	1,069	15	154	50	1,288

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 8:	OTHER PAYABLES

			Convenience
			translation (Note 2d)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Employees and payroll accruals (*)	877	810	252
Accrued expenses	2,025	1,391	432
Other	178	27	9

	3,080	2,228	693

(*)	Balance includes related parties (The Company’s CEO and the Chairman of the Board of Directors).

NOTE 9:	EQUITY

a.	Changes in share capital:

Number of
Shares (issued and outstanding)

Balance as of January 1, 2019	(*) 130,414,799

Issuance of shares and warrants (see Note 9.4)	93,673,000

Balance as of December 31, 2019	(*) 224,087,799

Issuance of shares (see Note 8.5)	100,000,000

Exercise of warrants (see Note 9.4 and 9.6)	66,861,280

Balance as of December 31, 2020	(*) 390,949,079

(*)	Net of 2,641,693 treasury shares of the Company, held by the Company.

1.	In February 2016, the Company completed a private placement of shares and warrants for a total of approximately NIS 8,000 and issued 5,783,437 ordinary shares as well as 1,927,801 unlisted warrants exercisable for a period of 12 months, at an exercise price of NIS 2.1 per warrant. Participants in the private placement also included related parties and an officer of the Company. On May 16, 2016, the Company’s shareholders, at a general meeting, approved the participation of the controlling shareholder and Chairman of the Board, Nuriel Kasbian Chirich, in the private placement, and accordingly he was allotted 287,769 shares and 95,923 unlisted warrants of the Company on the same terms as the rest of the offerees. On January 9, 2017, the Company’s shareholders, at general meeting of the Company’s shareholders, approved the extension of the exercise period of the warrants until March 7, 2018. On March 7,2018 the unlisted warrants expired.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	EQUITY (Cont.)

2.	On September 7, 2017, the Company sold to certain accredited investors an aggregate of 531,136 ADSs and 265,568 unregistered warrants to purchase 265,568 ADSs in a registered direct offering at $8.10 per ADS in which it raised gross proceeds of NIS 15,214, (NIS 13,970 net of all issuance costs, including share-based awards granted). An amount of NIS 11,695 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,481 related to the fair value of the warrants, calculate by the Black–Scholes model, to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 204 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants were exercisable for one year from issuance and had an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The investor warrants were exercisable on a cashless basis if there were no effective registration statement registering the ADSs underlying the warrants. The Company paid approximately $140 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 7,492 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.125 per ADS. On September 10, 2018 all the investor warrants and the placement agent warrants were expired.

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

3.	On January 31, 2018, the Company sold to certain institutional investors an aggregate of 484,848 ADSs and 266,667 unregistered warrants to purchase 266,667 ADSs in a registered direct offering at $8.25 per ADS in which it raised gross proceeds of NIS 13,620 (NIS 11,865 net of all issuance costs in the amount of NIS 1,755, including share-based awards granted). An amount of NIS 10,024 out of the consideration related to the ADSs and classified as equity component, while an amount of NIS 2,113 related to the fair value of the warrants, calculate by the Black–Scholes model, to purchase ADSs and was classified as a liability. Issuance costs amounting to NIS 272 associated with the issuance of the warrants, have been recognized as finance expenses. The investor warrants may be exercised for one year from issuance and have an exercise price of $12.00 per ADS, subject to adjustment as set forth therein. The investor warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants. As part of the issuance costs, the Company paid approximately $323 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 24,242 ADSs on the same general terms as the investor warrants except they have an exercise price of $10.31 per ADS. On January 30, 2019 all the investor warrants and the placement agent warrants were expired.

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

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	EQUITY (Cont.)

4.	On February 12, 2019, the Company sold to certain institutional investors an aggregate of 1,889,000 units, each consisting of (i) one ADS, and (ii) one warrant to purchase one ADS, at a public offering price of $1.50 per unit ($7.5 after split), and (b) 2,444,650 pre-funded units, each consisting of (i) one prefunded warrant to purchase one ADS, and (ii) one warrant, at a public offering price of $1.49 per Pre-funded unit. In connection with the offering, the company granted the underwriters a 45-day option to purchase up to an additional 650,070 ADSs and/or 650,070 warrants to purchase up to an additional 650,070 ADSs. The underwriters partially exercised their over-allotment option to purchase an aggregate of 350,000 additional ADS and additional warrants to purchase 650,070 ADSs. Subsequently, of the pre-funded warrants issued, the company issued 2,444,650 ADSs upon exercise of pre-funded warrants. The company raised gross proceeds of NIS 25,422 (NIS 20,796 net of all issuance costs in the amount of NIS 4,626, including share-based awards granted). An amount of NIS 13,505 out of the consideration was related to the ADSs and classified as an equity component, while an amount of NIS 8,999 was related to the fair value of the non-tradable Warrants and was classified as a liability.

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

Furthermore, the Company issued to the underwriters unlisted warrants to purchase 109,642 ADSs at an exercise price of $1.5 per warrant ($7.5 after split) and exercisable for a period of five years. The underwriters’ unlisted warrants were classified as a share-based payment transaction in accordance with IFRS 2 and netted off the total consideration as issuance cost.

On May 12, 2020, the Company entered into warrant exercise agreements with several investors. Under the terms of the agreement, in consideration of exercising 534,160 of the warrants, the exercise price per warrants was reduced to $2.75 per ADS. The 534,160 of the warrants were exercised resulting in gross proceeds to the Company of NIS 5,204 (NIS 4,591 net of issuance costs in the amount of NIS 613).

In addition, the Company decided to reduce the exercise price of all warrants issued in February 2019, to $2.75 per ADS, from the original exercise price per ADS of $7.5.

The change in terms (i.e., reduction in the exercise price) of the warrants, classified as a financial liability, resulted in an increase in the fair value of the warrants in a total amount of NIS 3,672. This amount was recorded as finance expenses. The change in terms of the warrants classified as equity was not affecting the results of operations but rather treated as a classification within shareholders' equity.

5.	On May 20, 2019, the board of directors approved a grant to a consultant of 672,264 warrants, exercisable for 672,264 ADSs of the Company at an exercise price of USD 0.01 per ADS. On January 31, 2020, the warrants were exercised.

6.	On January 7, 2020, the Company sold to certain institutional investors an aggregate of 1,000,000 ADSs in a registered direct offering at a purchase price of $3 per ADS. The company raised gross proceeds of NIS 10,410 (NIS 9,194 net of all issuance costs in the amount of NIS 1,216).

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 9:	EQUITY (Cont.)

b.	Rights related to ordinary shares

All ordinary shares shall have equal rights and each ordinary share shall entitle the holder the following rights:

1.	The right to receive notices of any general meeting of shareholders, to participate in meetings and vote on any matter raised in the meeting. Each ordinary share entitles its holder to one vote.

2.	The right to participate in any distribution by the Company to its shareholders and receive dividends and / or bonus shares, if distributed in accordance with the Company articles of association.

3.	The right to participate at the time of liquidation of the Company, in the distribution of the Company’s assets permitted to be distributed in proportion to the number of shares allocated and the degree of repayment by the shareholders, if not fully paid, and subject to the provisions of the articles of association of the Company and without prejudice to existing rights of shareholders of any kind.

NOTE 10:	SHARE-BASED COMPENSATION

a.	In February 2014, the Company’s board of directors adopted an Employee Shares Incentive Plan (the “2014 Plan”). Under the 2014 Plan, options may be granted to employees, officers, directors, consultants, advisers, and service providers of the Company.

On November 19, 2020, the board of directors approved an increase to the Company’s option pool of 21,500,000 options. As a result, the Company has a total of 58,600,000 options in the pool.

b.	On November 8, 2020, the Company’s shareholders, at a general meeting of shareholders approved the CEO, the Chairman of the Board of directors and 4 directors terms of service, including a grant of options, which is an exception from the Company’s compensation policy, as further described below. The terms of service included among others, a grant of 15,636,800 options, exercisable for 15,636,800 ordinary shares, no par value, of the Company. The total benefit in respect of the grant calculated at the grant date was NIS 740.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:	SHARE-BASED COMPENSATION (Cont.)

c.	Details on share-based payment for service providers:

1.	On May 20, 2019, the board of directors approved to a consultant a grant of 672,264 warrants, exercisable for 672,264 ADSs of the Company at an exercise price of USD 0.01 per ADS. On January 31, 2020, the warrants were exercised.

2.	On September 7, 2020, the board of directors approved to a consultant a grant of 2,000,000 options, exercisable for 2,000,000 shares (20,000 ADSs) of the Company at an exercise price of USD 0.03202 per share (=$3.202 per ADS).

d.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2d)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Research and development	807	513	286	89
General and administrative	3,730	2,195	452	141

Total share-based compensation	4,537	2,708	738	230

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:	SHARE-BASED COMPENSATION (Cont.)

e.	Activity during the year:

The table below includes the number of share options, and the weighted average of their exercise prices:

	2019		2020
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price
		NIS		NIS

Outstanding at beginning of year	13,014,147	1.18	22,093,504	0.59
Options exercised for shares	-	-	-	-
Options forfeited	(4,556,865)	0.70	(617,572)	1.25
Option Expired	(671,438)	1.21	(1,990,305)	1.14
Granted	14,307,660	0.12	29,409,600	0.09

Outstanding at end of year	22,093,504	0.59	48,895,227	0.30

f.	The following table summarize information about the Company’s outstanding and exercisable options granted to employees and consultants as of December 31, 2020:

Exercise price (Range)	Options outstanding as of December 31, 2020	Weighted average remaining contractual term	Options exercisable as of December 31, 2020	Weighted average remaining contractual term
		(years)		(years)
0.001 - 1.35	47,360,727	8.2	20,428,429	6.4
1.35 - 1.8	1,390,500	4.1	1,342,875	4.0
1.8 - 2.1	144,000	4.6	144,000	4.6
	48,895,227	8.1	21,915,304	6.3

g.	Measuring the fair value of share options settled by equity instruments:

The Company measures the fair value of the options under the Black-Scholes model. Fair values were estimated using the following assumptions for the years ended December 31, 2019 and 2020, is as follows:

	2019	2020

Dividend yield (%)	0	0
Expected volatility of the share prices (%)	77.75%	84.54%-87.53%
Risk-free interest rate (%)	2.14%	0.69%-1.85%
Expected life of share options (years)	10	10

Based on the assumptions above, the fair value of options granted in the years 2020, 2019 was NIS 1,653,882, NIS 1,439,777 at the grant date, respectively.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 10:	SHARE-BASED COMPENSATION (Cont.)

The determination of the grant date fair value of options using an option pricing model (the Company utilizes the Black-Scholes model) is affected by estimates and assumptions regarding several complex and subjective variables. These variables include the expected volatility of the Company’s share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

1.	The expected share price volatility is based on the historical volatility in the trading price of the Company’s ordinary shares as well as comparable companies on the benchmarks of related companies.

2.	The expected term of options granted is based upon the contractual life of the options and represents the period that options granted are expected to be outstanding.

3.	The risk-free interest rate is based on the yield from government bonds with a term equivalent to the contractual life of the options.

4.	The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

NOTE 11:	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate income tax rate was 23% in 2020 and 2019.

Cellect Biotech Inc, the U.S incorporated subsidiary is subject to a weighted tax rate of about 21% (Federal tax, State tax and city tax of the city where the company operates) and to the U.S. federal tax reform (Tax Cuts and Jobs Act of 2017).

b.	Final tax assessments:

In 2018, the Company received final tax assessments for the years 2013-2016 following an audit of the income tax of ITA.

c.	Net operating carry forwards losses for tax purposes and other temporary differences:

As of December 31, 2020, the Company had carried forward operating losses amounting to approximately NIS 99,883.

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

1.

On September 1, 2015, the Company signed a lease agreement for new offices. The aforementioned lease agreement is for a minimum period of three years from the date of signing the agreement. On October 15, 2020 the lease agreement was extended for two additional years until October 14, 2022.

The future minimum lease fees payable as of December 31, 2020 are NIS 368, NIS 376 for the years 2021 and 2022 respectively.

The Company has entered into operating lease agreements for vehicles. These leases have an average life of three years with no option to extend the contract. The Company has the right to terminate the agreement before the end of the three years and will be required to pay an early termination penalty of between one to three months of the lease.

The future minimum lease fees payable as of December 31, 2020 are NIS 45, NIS 26, NIS 7 for the years 2021, 2022 and 2023 respectively.

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

The Company provided a NIS 52 restricted bank deposit to secure credit card payments.

The Company provided a NIS 164 restricted bank deposit to secure the rent payment.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related party balances

					Convenience translation (Note 2d)
	December 31				Year ended December 31,
	2019		2020		2020
	Key management personnel	Other related parties	Key management personnel	Other related parties	Key management personnel	Other related parties
	NIS				U.S. Dollars

Other payables	415	108	542	-	169	-

	415	108	542	-	169	-

The other payables include annual gross salaries, compensation, share based payment and accrued vacation.

b.	The directors and senior managers of the Company are entitled, in addition to salary, to non-cash benefits (such as a car, medical insurance, etc.).

Benefits for employment of key management personnel (including directors) employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2018		2019		2020		2020
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars
Short-term employee benefits	8	8,790	4	5,190	4	3,432	1,067

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 13:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Benefits for employment of key management personnel (including directors) that are not employed in the Company:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2018		2019		2020		2020
	No. of people	Amount NIS	No. of people	Amount NIS	No. of people	Amount NIS	Amount U.S. dollars

Directors’ fees	7	1,027	7	636	5	2,003	623
	7	1,027	7	636	5	2,003	623

d.	Transactions with related parties:

							Convenience translation (Note 2d)
	Year ended December 31,						Year ended December 31,
	2018		2019		2020		2020
	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties	Key management personnel	Related parties

Research and development expenses	2,107	913	1,326	-	1,328	-	413	-
General and administrative expenses	2,254	3,517	2,560	1,304	2,280	(177)	709	(55)
	4,361	4,430	3,886	1,304	3,609	(177)	1,122	(55)

The transactions with related parties include annual gross salaries, compensation and share based payment.

CELLECT BIOTECHNOLOGY LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands, except number of shares data

NOTE 14:	SUBSEQUENT EVENTS

1.	On March 24, 2021 the Company announced that its Board of Directors approved a definitive Merger Agreement (the “Agreement”) with Quoin, a pharmaceutical company focused on rare and orphan diseases.

Under the terms of the Agreement, Cellect shareholders will retain approximately 25% of the combined shares before Altium Capital investment (described below) while the shareholders of Quoin will receive shares of Cellect common stock representing approximately 75% of the pre-investment number of shares. In connection with the merger, Quoin has secured $25 million in committed equity funding from Altium Capital, a highly regarded institutional healthcare investor. The merger agreement provides for certain dilution protections for the pre-closing Cellect shareholders in connection with such equity financing.

The Company has also signed an agreement to sell the entire share capital of its subsidiary company, Cellect Biotherapeutics LTD. (the “Subsidiary”), that will include all of the existing assets, to EnCellX Inc., a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”). The Share Transfer is intended to close concurrently with the closing of the Cellect and Quoin merger. In consideration for the Share Transfer, the pre-closing Cellect shareholders will receive a contingent value right (“CVR”) entitling the holders to earnouts comprised of royalties, milestone payments. license fees and exit fees.

Completion of the merger is subject to approval of Cellect and Quoin shareholders and certain other conditions and is expected to close by the end of the second quarter of 2021.